ANNUAL REPORT 2007

For the fiscal year ended March 31, 2007

Stepping Stones
to Future Prosperity

Marubeni
CORPORATION

CONTENTS



Disclaimer Regarding Forward-Looking Statements

This report contains forward-looking statements about the performance and management plans of Marubeni Corporation and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results. These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, materials prices, and political turmoil in certain countries and regions.



Marubeni's Reliable Management and Diverse Human Resources Are Creating Stepping Stones to Future Prosperity

Our Commitment to the Market

Every time Marubeni announces its **forecast for consolidated net income**, it is renewing its **unwavering commitment to the market. Having consistently achieved our net income forecasts for the past five consecutive fiscal years, we take great pride in fulfilling our promises**—a principle integral to our corporate culture. In fiscal 2006, ended March 31, 2007, we initiated the "G" PLAN, a two-year medium-term management plan aimed at further enhancing the Group's profitability and establishing an earnings structure based on a well-balanced portfolio composed of resource-related and nonresource-related businesses. In implementing this plan, the Group's ultimate goal is to become a corporate group that is capable of achieving stable and sustainable growth.


EMBRAER 170

A Balance Between Offense and Defense

Under the "G" PLAN, Marubeni has identified **a debt to equity (D/E) ratio factor of the targeted range of more than two and less than three times** as an acceptable balance between offensive and defensive business initiatives. **Our goal is to maintain optimal leverage while undertaking aggressive investment**. Individual projects should be leveraged based on a thorough assessment of risk, giving due consideration to capital efficiency. Maintaining this D/E ratio, Marubeni will continue to take full advantage of its unique strengths as a general trading company.



Clear Investment Standards

Marubeni uses such **quantitative investment assessment indicators as Internal Rates of Return (IRR) and considers the terms of individual investments, the recovery period and Profit after Tax less Risk Asset Cost (PATRAC)** when making investment decisions. This approach enables it to select only projects with high-yield return prospects. The IRR clarifies the expected return on a cash flow basis and the term of an investment influences the speed of investment recovery while PATRAC reveals the difference between risk return (PAT or consolidated net income) and the minimum risk return target (RAC) related to a specific risk asset. In addition to such metrics, perpetual monitoring and periodic follow-ups help us to continually improve our position and ability to detect and respond to problems.




エネルギー経理部
ENERGY ACCOUNTING DEP
丸紅エネルギー事業
ENERGY DE







Risk Return

18.6%

Beginning with the "A" PLAN, Marubeni has worked diligently to dispose of underperforming assets while building up its prime asset portfolio. In addition to the steady improvement in asset quality, Marubeni has benefited from persistent favorable global conditions and sharp rises in commodity prices. Buoyed by these favorable conditions, the value of risk to return (consolidated net income ÷ risk assets) improved significantly, rising from 12.9% in fiscal 2005 to 18.6% in the fiscal year under review.



Risk Return
(%)
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
Years ended March 31
2004
2005
2006
2007

Sound Risk Control Policies

To bolster risk management, Marubeni has adopted **an integrated risk management system that manages risk by means of a common measure, Value at Risk (VaR). VaR measures the maximum potential decline in the risk value of assets (risk assets)**, an amount equivalent to required capital. Reflecting the steady increase in core capital, shareholders' equity exceeded risk assets at the end of fiscal 2006. Looking ahead, Marubeni will continue to manage overall risk assets at an amount covered by total shareholders' equity, thereby offsetting any possibility of capital deficit in the event of maximum loss.

Shareholders' Equity versus Net Risk Assets

¥745.5 billion vs. ¥642.5 billion

As of March 31, 2007, net risk assets, the theoretical value of maximum loss, stood at ¥642.5 billion. A ¥69.9 billion increase from the previous fiscal year-end, the improved value can be partly attributed to Marubeni's aggressive stance toward new investments and loans. Moreover, growth in shareholders' equity far outweighed the increase in net risk assets, widening the risk buffer to ¥103.0 billion. In addition, preferred shares issued in fiscal 2003 were converted to common stock during fiscal 2006. As a result, Marubeni's shareholders' equity account has enjoyed an improvement not only in value but in overall composition.


Shareholders' Equity / Net Risk Assets
(Billions of yen)
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
393.0
625.6
443.2
584.7
663.8
572.6
745.5
(Years ended March 31)
2004
2005
2006
2007

Eleven-Year Summary

Marubeni Corporation
Years ended March 31

	2007	2006	2005	2004
For the year:				
Revenues:				
Revenues from trading and other activities	¥3,467,925	¥2,949,058	¥2,847,455	¥2,622,546
Commissions on services and trading margins	190,930	190,787	161,108	148,674
Total	3,658,855	3,139,845	3,035,563	2,771,220
Total volume of trading transactions	9,554,943	8,686,532	7,936,348	7,902,494
Gross trading profit	531,171	502,024	433,395	406,761
Net income (loss)	119,349	73,801	41,247	34,565
At year-end:				
Total assets	4,873,304	4,587,072	4,208,037	4,254,194
Net interest-bearing debt	1,843,445	1,876,350	1,823,909	1,969,323
Total shareholders' equity	745,454	663,787	443,152	392,982
Amounts per 100 shares (¥, US$):				
Basic earnings (loss)	¥ 7,241	¥ 4,834	¥ 2,661	¥ 2,285
Diluted earnings (loss)	6,885	4,046	2,231	2,016
Cash dividends	1,000	700	400	300
Cash flows (for the year):				
Net cash provided by operating activities	¥ 152,075	¥ 133,408	¥ 173,824	¥ 201,560
Net cash (used in) provided by investing activities	(135,147)	(193,781)	46,043	57,983
Net cash provided by (used in) financing activities	24,819	(46,037)	(238,057)	(233,938)
Cash and cash equivalents at end of year	414,952	368,936	459,194	478,731
Ratios:				
Return on assets (%)	2.5	1.7	1.0	0.8
Return on equity (%)	16.9	13.3	9.9	10.6
Shareholders' equity to total assets (%)	15.3	14.5	10.5	9.2
Net D/E ratio (times)	2.5	2.8	4.1	5.0

Notes: 1. The presentation of earnings is pursuant to Issue 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," published by the Financial Accounting Standards Board's Emerging Issues Task Force. Earnings have also been disclosed in accordance with US GAAP since 2003.
2. For the convenience of investors in Japan, the presentation of net sales is consistent with customary accounting practices in Japan.
3. U.S. dollar amounts above and elsewhere in this report are converted from yen, for convenience only, at ¥118 to US$1, the prevailing rate as of March 31, 2007.

Net Income (Loss)
(Billions of Yen)



120,000
100,000
80,000
60,000
40,000
20,000
0
-60,000
-120,000
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Millions of Yen							Thousands of U.S. Dollars
2003	2002	2001	2000	1999	1998	1997	2007
¥2,520,531	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	29,389,195
160,636	—	—	—	—	—	—	1,618,051
2,681,167	—	—	—	—	—	—	31,007,246
8,793,303	8,972,245	9,436,863	10,222,442	11,960,157	13,640,517	13,969,977	80,974,093
424,643	436,804	479,754	453,496	522,356	534,485	496,550	4,501,449
30,312	(116,418)	15,036	2,060	(117,729)	17,230	20,113	1,011,432
4,321,482	4,805,669	5,320,604	5,584,353	6,511,841	7,388,101	7,550,347	41,299,186
2,264,117	2,712,906	3,089,839	3,328,437	3,966,471	4,432,159	4,555,208	15,622,415
260,051	263,895	342,297	324,301	354,017	475,253	512,929	6,317,407
¥ 2,030	¥ (7,792)	¥ 1,006	¥ 138	¥ (7,880)	¥ 1,153	¥ 1,346	61,364
1,896	(7,792)	940	138	(7,880)	1,054	1,289	58,347
300	—	—	—	300	600	600	8,475
¥ 194,788	¥ 198,456	¥ 179,305	¥ 184,701	¥ 232,414	¥ 254,221	¥ 24,308	1,288,771
113,241	74,504	187,993	257,006	99,101	(58,769)	66,036	(1,145,314)
(294,001)	(150,104)	(456,125)	(594,878)	(213,321)	(91,879)	(209,412)	210,331
466,511	466,642	329,811	405,308	579,366	480,825	373,015	3,516,542
0.7	—	0.3	0.0	—	0.2	0.3	
11.6	—	4.5	0.6	—	3.5	3.8	
6.0	5.5	6.4	5.8	5.4	6.4	6.8	
8.7	10.3	9.0	10.3	11.2	9.3	8.9	

Common Stock Price Range (Tokyo Stock Exchange)
(Yen)



900
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007



To Our Stakeholders

Empowered by the slogan "toward further achievement," Marubeni has taken significant strides in the implementation of the "G" PLAN, its medium-term management plan. From an earnings perspective, consolidated net income surged 62% year on year, to ¥119.3 billion, in fiscal 2006, the first year of the "G" PLAN and the fourth consecutive fiscal year of record profit growth. In terms of the Group's balance sheet, ROA, a key measure of efficient asset use, rose 0.84 of a percentage point from the end of the previous fiscal year to 2.52%. In the same period, the consolidated net D/E ratio improved 0.36 points to 2.47 as of March 31, 2007. Based on these solid results, we are better positioned to achieve the principal goal of the "G" PLAN, to secure a stable earnings base through the accumulation of prime assets and realization of maximum efficiency. With five consecutive fiscal years of achieving the profit forecasts set at the beginning of each fiscal period, our commitment to fulfilling every one of our promises has become a well entrenched part of the Group's underlying corporate culture. As we continue to lay a solid foundation for growth, we are building increased market confidence and trust in the Marubeni brand.

While we have assumed an offensive posture toward growth in our operating scope, we are also conscious of the need to maintain optimal balance through defensive measures. Accordingly, Marubeni is fortifying its management systems, which include corporate governance, internal control, risk management and compliance. In addition, we are actively pursuing CSR activities in order to ensure our harmonious coexistence with society and secure mutual sustainable growth. These activities include the trading of emissions credits, production of bioenergy and pursuit of initiatives that contribute to environmental protection.

While encouraged by the positive mindset and momentum that has developed within the Group, I will endeavor to foster a greater sense of urgency and enthusiasm toward the tasks that lie ahead. In fiscal 2007, the final year of the "G" PLAN, I look forward to achieving all established numerical targets with increased confidence and pride. Striding toward the post "G" PLAN era and the next medium-term plan, we will not falter as we pursue new challenges and aim for even higher targets in our drive toward taking an unprecedented leap forward.

As we face the future, each and every member of the Marubeni Group is united in their commitment to further enhancing corporate value and fulfilling the expectations of stakeholders. As we work toward achieving our goals, we ask for your continued support and understanding.

June 2007

NOBUO KATSUMATA, *President and CEO*

Question 1

Marubeni launched its latest two-year medium-term management plan, the "G" PLAN, in April 2006. Can you explain your progress under the PLAN and prospects for achieving established objectives?

A: We have progressed under the PLAN at an unexpectedly fast pace. I am confident we will achieve all of the PLAN's numerical objectives.

Buoyed by the success of efforts to lay a solid foundation in terms of profitability and balance-sheet strength, Marubeni launched the two-year "G" PLAN in April 2006 with the aims of securing future *growth* and greater *glory*. Having passed the halfway mark of this PLAN, we are well placed to achieve all established numerical targets.

Marubeni's consolidated net income performance is particularly pleasing. In addition to being the fourth consecutive fiscal year to yield record results, fiscal 2006 was the first year in which we surpassed ¥100.0 billion in consolidated net income. At our current pace, we are well placed to achieve the two-year "G" PLAN target of ¥220.0 billion. While strong global economic conditions and positive trends in commodities markets made for a favorable operating environment, I am convinced that our aggressive stance toward new investment and loans over recent years as well as our comprehensive review of inefficient operations and efforts to nurture growth in highly profitable prime assets played a significant role in Marubeni's excellent performance. As a result, we enjoyed substantial improvement in ROA, a key asset efficiency indicator. From a figure of less than 1.0% in fiscal 2004, ROA rose to 1.7% in fiscal 2005 and 2.5% in fiscal 2006. Thus, Marubeni achieved the 2.0% or more target set for fiscal 2007. From a balance-sheet perspective as well, we are enjoying continued gains; the net D/E ratio stood at 2.47 times as of March 31, 2007, compared with approximately 5.0 times as of March 31, 2004. This is an improvement on the "G" PLAN target, which is a net D/E ratio of less than 3.0 times.

From both the profit and balance-sheet strength perspectives, Marubeni has seen significant progress at a fast pace. Based on our forecasts for fiscal 2007 and an estimated year-on-year increase of 13%, to ¥135.0 billion, in consolidated net income, I have strong expectations that the Group will surpass all of its established numerical targets.

Roundup of the "G" PLAN

	"G" PLAN target	FY2006
Consolidated Net Income	¥220 billion Two-year total	¥119.3 billion Over half achieved
Shareholders' Equity	(as of March 31, 2008) ¥820 billion	¥745.5 billion
Total Assets	¥5,000 billion	¥4,900 billion
Risk Return	More than 10%	18.6%
Risk Assets	(as of March 31, 2008) Approx. ¥750 billion	¥642.5 billion
Investment	¥500-¥600 billion Two-year total	Commitment base Approx. ¥300 billion
ROA	More than 2%	2.52%
Consolidated Net D/E Ratio	(as of March 31, 2008) Less than 3.0 times	2.47 times

Question 2

Marubeni's earnings structure appears heavily weighted toward the energy and natural resource development fields. The recent increase in natural resource prices, however, seems to have hit a lull. Will you be able to sustain earnings growth, and which fields do you expect will figure most prominently in the future?

A: Maintaining optimal balance between its resource- and nonresource-related businesses and operations that remain unaffected by shifts in market conditions are key strengths of the Marubeni Group.

This is a point that is commonly misunderstood and I would like to take this opportunity to clarify the nature of Marubeni's operations. It is true that the sharp rises in commodity prices, including for crude oil and copper, over the past four or five years have had a significant positive impact on the Group's performance and earnings. At the same time, the wide-ranging nature of the Group's business activities and the balance maintained between resource- and nonresource-related operations as well as its earnings structure remain key features and strengths of the Marubeni Group. In reality, resource-related risk-adjusted assets as of March 31, 2007 comprised only around 20% of total assets, which barely constitutes an overemphasis on this field.

From a profit perspective, net income derived from resource-related fields comprised approximately 60% of the Group's total earnings in fiscal 2005. This is attributed to the replacement of underperforming assets in nonresource-related activities. In fiscal 2006, this ratio fell to 47% and, based on conservative estimates for resource prices (crude oil US$55; copper US$6,000), is expected to fall to 30% in fiscal 2007. I am confident that we will further improve the balance of resource- and nonresource-related activities on an earnings structure basis.

In overall terms, we believe that in fiscal 2007 we will see commodity prices fall from their fiscal 2006 peak levels. Moreover, we anticipate that the nonresource fields will prove to be the primary engines for future profit growth. In particular, we expect profit to be driven by new investments made over the past four or five years in power projects, transportation and industrial machinery and plants, traditionally areas of considerable strength for the Group, as well as in such areas as agri-marine products and pulp and paper. We thus anticipate significant increases in revenues and earnings in fiscal 2007 and beyond. Nevertheless, we are confident that resource-related operations will remain an integral part of the Group's activities. In addition to cash flows generated from existing production interests, Marubeni will continue to proactively consider such new projects as uranium mining in Kazakhstan as sources of future long-term earnings growth.

Business Portfolio & Earnings Structure



Total Assets
Resources
22%
24%
FY2006
¥4,873.3 billion*
26%
Materials
19%
Net Income
Resources
47%
Materials
22%
13%
FY2006
¥119.3 billion*
17%
Resources
58%
29%
FY2005
¥73.8 billion*
13
22

*Data includes overseas subsidiaries and affiliated companies, corporate and eliminations.

Question 3

Marubeni's results are indeed impressive. Could you tell us, however, of any risks you believe may impact the Group's future performance?

A: Sudden and sharp shifts in the commodities, interest rate and foreign exchange markets have the potential to impact the Marubeni Group's future performance. We have, however, a management system in place that effectively manages these and other risks and contains their impact within established boundaries.

As a trading house with operations that span the world, Marubeni keeps abreast of global economic trends, particularly where they affect such countries as the United States and China. Even factoring in the occasional market adjustment, we believe that the overall global economy will continue to enjoy stable rates of growth with little likelihood of a major deterioration.

Having said this, it is generally recognized that sudden and sharp shifts in the commodities, interest rate and foreign exchange markets could potentially impact the fortunes of a trading company. Building on its past experiences, Marubeni has established a management system that enables the Group to monitor, address and follow up on a wide variety of risks and to limit their impact to within acceptable levels.

In the commodities market, as explained previously, the Marubeni Group manages risk by maintaining optimal balance in its asset portfolio and earnings structure. For commodities that are particularly susceptible to the impact of market risks, we conduct due diligence on all new investment projects based on conservative estimates of commodity prices, prudent quantitative assessment criteria and strict IRR guidelines. We also adopt suitable hedge techniques to offset the risks associated with futures markets.

With regard to interest rates, the Marubeni Group adheres strictly to a policy of asset-liability management based on multiple scenarios in order to flexibly offset increases in the cost of debt financing. Historically, trading companies have experienced profit growth during periods of interest rate appreciation. In general terms, Marubeni is confident that during periods of economic growth it will be able to secure profits that will sufficiently offset increases in financial expenses. On this basis, we do not consider interest rate fluctuations to pose a major risk.

In the management of its foreign exchange currency risk, Marubeni makes full use of a variety of financial instruments and techniques. Also, to minimize the impact of exchange rate movements, risks are passed on to trading partners as and when applicable. Given the large number of overseas companies and interests held by the Group, we acknowledge the impact on consolidated results of converting income denominated in foreign currencies. We are confident that our management systems are adequate to address this and other risks.

FY2007 Assumptions Underpinning Yearly Forecasts and Price Sensitivity

Foreign Exchange Rate

¥115 = US$1.00

Rate fluctuations of as little as ¥1 can raise or lower consolidated net income approximately ¥500 million-¥600 million (on a yearly basis)

Oil

US$55/Barrel

Fluctuations of as little as US$1/Barrel can raise or lower consolidated net income approximately ¥800 million (on a yearly basis)

Copper

US$6,000/MT

Fluctuations of as little as US$100/MT can raise or lower consolidated net income approximately ¥200 million (on a yearly basis)

Question 4

As a stepping stone to future growth, Marubeni has earmarked between ¥500.0 billion and ¥600.0 billion for new investment during the two-year term of the "G" PLAN. Please give us an update on the status of new investment activities. The acquisition of The Daiei, Inc. is one example of a large-scale investment project. Can you please tell us about a major project in fiscal 2006 and the purpose for this investment?

A: Consistent with our initial plan, we have completed investments totaling approximately ¥300.0 billion. Marubeni is steadily increasing its balance of prime assets and developing a balanced portfolio from both the business sector and geographic perspectives.

In fiscal 2006, the first year under the "G" PLAN, Marubeni increased its equity stake in Daiei. Bolstering its traditional strengths in nonresource-related activities, Marubeni also acquired Mirant Asia Pacific Limited, the Philippines' largest IPP, as well as a paper distribution company in the United States and afforestation interests in Brazil. In resource-related activities, we participated in a uranium project in Kazakhstan. As a result of these initiatives, new investments in the fiscal year under review totaled approximately ¥300.0 billion. Our participation in a uranium project is also indicative of our efforts to diversify our development portfolio. At the same time, we are supplementing our activities in such mainstay resources as crude oil and copper and exploring opportunities across a broad cross section of regions. In this manner, we are ensuring a balanced portfolio while diversifying inherent risks.

On an individual business segment basis, in fiscal 2006 Marubeni undertook investments totaling ¥110.0 billion in energy, natural resource development, overseas IPP and other projects, ¥160.0 billion in agri-marine products, pulp and paper, chemicals, industrial machinery and plant-related activities and ¥30.0 billion in healthcare, financing services and the environment. The Company also entered into a loan agreement with Petroleo de Venezuela S.A. totaling US$3.5 billion and acquired Midwest Railcar Corporation, a medium-sized U.S.-based freight railcar lease company. Working to further expand the scope of its business activities, Marubeni acquired a biomass renewable energy power plant and pursued opportunities in environmental businesses, including emissions credit trading. Through such investment, we are steadily expanding our prime asset portfolio across an increasing number of diverse fields.

Fields that Further Reinforce the Group's Robust Business Platform	Fields that Further Expand and Develop Marubeni's Solid Profit Base	Fields that Target the Creation of New Businesses
1st Priority Investments	**Expanding Functions through Strategic Maneuvers**	**Promoting New Businesses**
Energy and Natural Resource Development	Food and Agri-Marine Products	Healthcare
Investment in both production and development projects	Agri-Marine Products: Strengthening logistics solutions and overseas production sources, penetration of overseas consumer markets Foods: Reinforcement of food distribution	Establishing the Life Care Business Department for the strategic development and expansion of health care businesses and businesses targeting the elderly
Overseas Independent Power Producer Projects	Pulp, Paper and Chemicals	Financial Services
Acquiring prime assets to expand the global portfolio	Expanding the value chain from materials to include products for and sales to Asian markets, especially China	Constructing and expanding retail finance, lease finance, REIT and fund businesses
	Machinery and Plant	Environment-Related Businesses
	Development projects utilizing our strengths in project organization (project procurement, financing arrangement, project management, etc.)	Promoting environment-related businesses, including emissions credit trading, alternative energy and wind power projects



In fiscal 2007, Marubeni is continuing to actively pursue a host of potential investment opportunities, mainly in strategic fields. As a result, we are on track to complete new investments and loans of approximately ¥500.0 billion to ¥600.0 billion over the two-year period of the "G" PLAN. The seeds sown during this period are expected to bear fruit from fiscal 2008 and beyond and provide the basis for sustained growth for the Group overall.

Question 5 | CSR is a key component of the "G" PLAN and Marubeni's efforts to secure sustainable growth. What are your thoughts on CSR and the initiatives Marubeni intends to pursue?

A: Expanding the scope of our business activities and promoting CSR are much like the wheels of a car. Both are essential to progress and the realization of sustainable growth. Marubeni will strengthen its activities in each of these areas.

The Marubeni Group is bolstering its CSR activities across a variety of fields, including corporate governance, compliance, human rights, corporate citizenship, the environment and information disclosure. At Marubeni, we do not view CSR as an obligation. In carrying out its CSR activities, Marubeni is in fact enhancing the soundness and strength of its management systems. CSR activities also provide the means by which we can earn the respect of society as a good corporate citizen and develop in harmonious coexistence with the communities we serve. I am, therefore, convinced that the proactive promotion of CSR activities ultimately ensures our corporate soundness and enables us to maintain a structure for sustainable growth.

Details of the Marubeni Group's CSR activities are presented in its CSR Report,* which is published each year. As a part of its CSR activities in fiscal 2006, Marubeni strengthened its management systems and compliance structure and broadened the scope of its internal control systems.

CSR is an integral component of Marubeni's overall business activities and facilitates growth in the Group's operating domain. For example, we actively promote businesses that contribute to environmental protection through operations involving such new energy fields as biomass ethanol, bio-diesel, fuel cells, and wind- and solar-power generation. We are also expanding our recycling activities, which include such items as wastepaper, plastic bottles, personal computers and uniforms. Furthermore, Marubeni is a major player in the CO_2 emissions credit field comprising afforestation as well as emissions credit trading.

In the afforestation business, for example, Marubeni owns a total of approximately 380,000 hectares—an area nearly twice the size of the Tokyo Metropolitan area—in Indonesia, Australia, Brazil

and other countries. Marubeni also engages in emissions credit trading, which includes chlorofluorocarbon and nitrous oxide decomposition, water- and wind-power generation and waste heat recovery, boasting a gross trading volume of 60 million tons. In each of these fields Marubeni holds a leading position among Japanese trading houses.

* Please refer to the Company's website for a copy of its CSR Report. URL: http://www.marubeni.com/csr/reports.html

Question 6 Marubeni has announced a cash dividend payout ratio target of 15% from fiscal 2007. How did the Company arrive at this target and what is its policy toward the future distribution of profits to shareholders?

A: Buoyed by steady earnings growth, we will endeavor to further clarify our policy toward the future distribution of profits to shareholders.

Efforts to increase and effectively utilize retained earnings are important management responsibilities. Marubeni is committed to maximizing corporate value and competitiveness while at the same time delivering continuous stable dividends to shareholders.

Since the implementation of the "V" PLAN, Marubeni has enjoyed a continuous stream of increased profits. Under these conditions, we decided to adopt a policy for the return of profits to shareholders that better reflects the Group's consolidated performance in each period. On this basis, Marubeni has set the cash dividend payout ratio at 15%, which incorporates the Group's shift toward an aggressive posture that focuses on strategies that expand earnings and considerations for retained earnings growth together with stable and increasing returns to shareholders. The decision to disclose the dividend payout ratio was also the result of changes to Marubeni's Articles of Incorporation ratified at the Company's Annual General Meeting of Shareholders in 2006. Following the amendment to its Articles of Incorporation, Marubeni's Board of Directors can now determine the payment of dividends. On this basis, we believe full disclosure is paramount.

At the beginning of fiscal 2006, Marubeni announced an annual cash dividend forecast of ¥9 per share. Based on the Group's excellent results and the persistent trend toward growth in profitability, Marubeni has decided to pay a cash dividend of ¥10 per share for fiscal 2006, an increase of ¥3 compared with the previous fiscal year. Turning to profits in fiscal 2007, Marubeni has forecast consolidated net income of ¥135 billion. In accordance with the cash dividend payout ratio of 15%, this equates to an annual cash dividend payment of ¥12 per share, an increase of ¥2 year on year.



Question 7

Marubeni will celebrate its 150th anniversary in 2008. With a history that extends over a century and a half, the Group's business model has evolved to reflect societal changes and trends. What do you see as Marubeni's direction for the future, and can you describe the strengths that differentiate the Group from its competitors?

A: Generating a consistent stream of trading profits from a robust value chain through aggressive investment is the source of Marubeni's sustainable growth.

The Marubeni Group is engaged in investment as well as business development activities. Because we are a trading house, however, our business model differs significantly from that of an investment bank. Our focus when investing in diverse and wide-ranging business fields is on not only each project's investment return but also our ability to maximize our trading house functions and capabilities, to build a robust value chain that encompasses upstream through downstream operations and to generate substantial levels of trade-related earnings. A distinguishing feature of our business model is therefore the ability to combine both investment and trade that is unaffected by fluctuations in market conditions as a source of long-term sustainable growth.

Marubeni's investment in Daiei is a prime example. With food safety an increasingly important concern for consumers, our ability to provide invaluable feedback to upstream operations, including raw material procurers, is a significant resource enabling the development of products that accurately address consumer needs. This robust value chain is a considerable strength of the Marubeni Group and a key source of competitive advantage. We have also stolen the jump on a number of rivals by establishing similar business models in the overseas IPP, pulp and paper and machinery and plant fields as well as in such environmental businesses as emissions credit trading and alternative energy. Looking ahead, we have high expectations for sustained growth in each of these fields.

I do not believe the fundamental principles and direction of this business model will change as we move ahead. This comes from an understanding that value is a product of a company's ability to serve the needs of society irrespective of the era and changes in market conditions. As a trading house with a broad value chain, Marubeni recognizes the essential need to fully address society's demands while at the same time securing sustainable growth as the means to enhance corporate value and fulfill the expectations of stakeholders.

In order to support this business model, Marubeni must fully utilize its comprehensive and collective capabilities as a general trading house. Our greatest strength is our experienced and knowledgeable staff. It is up to each and every employee, however, to overcome the barriers of individual responsibility and duty so that they may take advantage of synergies and the wealth of options the Marubeni Group offers. In this context, we established the Cross-Divisional Function Committee in fiscal 2006 to promote alliances and capture synergies among business divisions. We have also introduced an incentive system that rewards employees for specific proposals and initiatives and have endeavored to raise employee awareness to promote the maximum use of trading house functions that apply horizontally across the Group.

Question 8 | What initiatives and direction will the Marubeni Group take after completing the "G" PLAN?

A: In order for us to take the next dynamic leap forward, we must leverage our vast experience as a springboard for growth and formulate a strategy without inhibition or restraint. Our next plan will have significant impact on Marubeni's future grand design.

Under the guidance of the "A" PLAN and "V" PLAN, the Marubeni Group has successfully disposed of loss-making assets and completed a period of structural reform and revitalization. More recently, the Group entered an upward spiral underpinned by the "G" PLAN, the Group's current medium-term management plan. Leveraging its robust earnings base, sound financial position and wealth of experience, Marubeni will now work toward further achievement based on a growth strategy. Relieved of preexisting inhibitions and restraints, Marubeni is poised to formulate new initiatives that are expected to significantly shift the dynamics of the Group's overall grand design. United in its efforts to hit the ground running, the Marubeni Group is engrossed in preparations for the announcement of its new medium-term management plan in 2008.



Special Feature:
New Investments and Loans

Fiscal 2006 Results:
Approximately ¥300 Billion*

In fiscal 2006, Marubeni undertook new investments and loans amounting to approximately ¥300.0 billion. Among a host of transactions in each of its core business fields, Marubeni acquired additional shares in The Daiei, Inc.; equity in the holding company of the Philippines' largest IPP** business, Mirant Asia Pacific Limited; a paper distribution company in the United States; and afforestation assets in Brazil. In addition to investments in nonresource fields, a traditional Marubeni strength, the Group participated in resource-related activities, including a uranium project in Kazakhstan. Furthermore, Marubeni continued to ensure a diverse and balanced portfolio through the careful acquisition of prime assets. In the fiscal year ending March 31, 2008, Marubeni will continue to adopt an aggressive stance toward new investments and loans in an effort to generate additional profit and ensure sustained growth under the "G" PLAN and beyond.



¥30 billion
¥110 billion
¥160 billion
Fields that target the creation of new businesses
Fields that further reinforce the Group's robust business platform
Fields that further expand and develop Marubeni's solid profit base

* Includes figures for projects for which final agreements were concluded during the fiscal year under review but for which the related payment of investments and loans is scheduled for fiscal 2007 or beyond.
** IPP: Independent Power Producer

	Strategic Field
Fields that further reinforce the Group's robust business platform	Energy & Resources
	Overseas IPPs
Fields that further expand and develop Marubeni's solid profit base	Foods & Agri-Marine Products
	Pulp, Paper & Chemicals
	Machinery & Plant
Fields that target the creation of new businesses	■ Financial Services
	■ Environmental Businesses
	■ Healthcare
	■ Other



Major Projects

● Uranium project (Kazakhstan)	Participation in a uranium mining and production project in Kazakhstan
● LNG (Qatar, Equatorial Guinea)	Additional investment in LNG projects in Qatar and Equatorial Guinea
● Mirant Asia Pacific Limited (MAPL) (The Philippines)	Acquisition of MAPL, the holding company of the largest IPP business in the Philippines
● Sithe Korea Holdings Limited (Korea)	
Equity in The Daiei, Inc. (Japan)	Implementation of revitalization measures
Acquisition of AEON Co., Ltd. stock (Japan)	
Yuema International Co., (Cayman) Ltd. (China)	Equity participation in the paperboard business of the Long Chen Paper Group in Taiwan
Amapa Florestal e Celulose S.A. (AMCEL) (Brazil)	Acquisition of AMCEL, a company engaged in afforestation, wood chip production and biomass fuel export activities in Brazil
Intragrated Resource Holdings, Inc. (IRH) (U.S.A.)	Acquisition of IRH, a company engaged in the sale of printing paper and printing consulting
Aguas Decima S.A. (Chile)	Acquisition of Aguas Decima, a water utility business in Chile
Financial support to Petroleo de Venezuela S.A. (PDVSA) (Venezuela)	Loan arrangements to PDVSA
Ship-related business	
● Fund investment	Acquisition of shares in Advantage Funding Management, Inc., an automobile leasing company
● Automobile retail finance (U.S.A.), Equipment leasing (U.S.A.)	Acquisition of CoActiv Capital Partners, LLC, a company engaged in vendor finance leasing for office equipment in the United States
● DG Energy Solutions (U.S.A.)	Participation in an energy services business that utilizes diverse energy supply facilities in the United States
● Medicinal agent sales company	
● Condominium development, etc.	



Agri-Marine Products

Revitalization of The Daiei, Inc.

In March 2005, Marubeni was selected, together with Advantage Partners, Inc., to participate in the private placement of new shares issued by The Daiei, Inc. In the ensuing period, we have worked with the Industrial Revitalization Corporation of Japan (IRCJ) and Advantage Partners to realize the relaunch of Daiei. In August 2006, we acquired all Daiei shares held by IRCJ. As the largest shareholder in the company, we then sought to increase Daiei's corporate value, commencing negotiations for a capital and business alliance with AEON Co., Ltd. in October 2006. Under an agreement concluded in March 2007, AEON agreed to purchase a portion of Marubeni's Daiei shares as well as a portion of Daiei's shares in The Maruetsu, Inc. Both Marubeni and AEON have also agreed to hold the shares mutually.

● **Capital Alliance: AEON, Daiei and Marubeni**



Marubeni
Crossholding of shares
(¥10.0 billion)
AEON
Operating revenues: ¥4,824.8 billion
(Fiscal year ended February 28, 2007)
44.6% → 29.5%
Transfer
15.1%
30.0%
Daiei
Operating revenues: ¥1,283.9 billion
(Fiscal year ended February 28, 2007)
21.2%
Transfer
37.7% → 16.5%
Maruetsu
Operating revenues: ¥327.0 billion (Fiscal year ended February 28, 2007)

* Based on the percentage share of voting rights as of March 31, 2007




15
14

Japan's food markets are increasingly driven by consumer tastes and demands that reflect significant change in the operating environment consistent with a mature domestic economy and social structure. Having identified food distribution as a strategic field under the "G" PLAN, Marubeni is placing additional weight on activities in this area. We are evaluating the needs of consumers and drawing direct links with midstream and upstream operations. Based on these efforts, we are building a value chain that engages in the development and procurement of commodities.

Marubeni recognizes that its ability to increase and maintain direct contact with consumers is critical to success in the food distribution segment. Our interest in Daiei is therefore a key factor in refining our capabilities in this area. In addition to our traditional direct and indirect product delivery operations, we will leverage the unique capabilities of a general trading company, which include cultivating new areas of produce and raw-material production, developing innovative products in collaboration with manufacturers and maximizing benefits of scale. By promoting joint procurement, development and sales, utilizing joint systems, strategically integrating logistics facilities and sharing tenant and development information, we will create new business models in the retail sector that reflect the diverse identity of a general trading company.

● Agri-Marine Products Business Value Chain


Feedback from downstream operations
Upstream
Downstream
Procurement
• Columbia Grain International, Inc. (Grain trading)
• Terlogs Terminal Maritimo Ltda. (Storage and loading of bulk cargoes, such as grain, fertilizer, etc.)
Production and Processing
• Marubeni Nisshin Feed Co., Ltd. (Manufacture and sale of compound feed)
• The Nisshin OilliO Group, Ltd. (Business related to oil, meal and beans, health foods and fine chemicals)
Wholesale Distribution
• Nacx Nakamura Corporation (Wholesale, transportation and processing of frozen foods, refrigerated warehousing)
• Yamaboshiya Co., Ltd. (Wholesale of confectionery)
• Hasegawa Co., Ltd. (Confectionery wholesaler)
Retail Distribution
• The Daiei, Inc. (Operation of general merchandise stores)
• The Maruetsu, Inc. (Supermarket chain)
• Tobu Store Co., Ltd. (Supermarket chain)


%Off

Power Projects
IPP Project Participation in Qatar

In October 2006, Marubeni was successful in bidding for selection as a foreign owner of the 2,000MW power plant development in Mesaieed Industrial City near Doha, Qatar. The project is being undertaken on a Build, Own, Operate and Transfer (BOOT) basis, with a 25-year power and water sales agreement with the Qatar General Electricity and Water Corporation. It is one of the largest power generation operations to be acquired by an IPP in the Gulf region and the success of the bid followed Marubeni's securing the Taweelah B power and water project in Abu Dhabi and the Rabigh power, water and steam project in Saudi Arabia. Half of the project's total capacity, 2,000MW, is planned to go on stream in 2008 with another 1,000MW expected in 2010. Being backed by a Qatar government-guaranteed long-term power and water sales agreement, this is a promising project with long-term, stable earnings.

Marubeni has been developing diversified businesses in Qatar, primarily related to LNG, since the 1980s. With Qatar as an operating base, Marubeni is committed to ongoing investment there and in neighboring Gulf nations in an effort to boost its presence in the region.

● **Overseas Electricity Assets**



Thermal power
Wind power
Geothermal power
Hydroelectric power
Others
RADES, Tunisia (471MW)
SEC, Spain (64MW)
MARMARA, Turkey (480MW)
SEL, U.K. (1,083MW)
YOUNGDUK, Korea (40MW)
YOSU, Korea (Steam only)
GANGWON, Korea (98MW)
ICHON, Korea (250MW)
TANGSHAN, China (100MW)
MIRAVALLES, Costa Rica (27MW)
CEDAR BAY, U.S.A. (250MW)
MSE, U.S.A. (65MW)
• FAIRHAVEN
• PDCC
• UNIV. OF ARTS
• NFL FILM STUDIO
• KINGS PLAZA
• QUONSET POINT
• WHITEFIELD
SUAL, The Philippines (1,218MW)
SAN ROQUE, The Philippines (345MW)
ILIJAN, The Philippines (1,251MW)
PAGBILAO, The Philippines (735 MW)
MINDANAO I, The Philippines (47MW)
MINDANAO II, The Philippines (48MW)
MAHANADONG, The Philippines (180MW)
BANG BO, Thailand (350MW)
PPN, India (347MW)
MILLMERRAN, Australia (840MW)
SMITHFIELD, Australia (162MW)
MESAIEED Qatar (2,000MW)
RABIGH, Saudi Arabia (600MW + desalination: 192 thousand tons/day)
TAWEELAH B, UAE (2,000MW + desalination: 727 thousand tons/day)
TAPAL, Pakistan (126MW)
GBPC, The Bahamas (151MW)
JPS, Jamaica (621MW)
CUC, Curacao (167MW)
POWER GEN, Trinidad and Tobago (1,365MW)

Total power generation
15,481MW
Marubeni share: 5,379MW

(as of April 30, 2007)



Marubeni boasts a consistent track record and considerable accumulated experience overseas in power-related businesses, having first commenced the supply and installation of generation, transmission and sub-station equipment in the 1960s. Exercising its unique strengths in project coordination, engineering and international procurement, Marubeni also has a solid track record in the power plant business field as an EPC contractor. In the 1990s, Marubeni's IPP business showed rapid growth that reflected the Group's long-standing technical knowledge, risk-management skills and, above all, the trust it had earned through past EPC activities. Extensive experience in the EPC business enabled the Group to make forward-looking investments in IPPs that brought further success, a demonstration of how Marubeni excels at green field-type development projects.

Leveraging such strengths, Marubeni will play a proactive role not only as an investor but also in the management of the Qatar-based operating company in the areas of construction, operation and plant maintenance. Marubeni is confident of providing added value in each phase of the project.

● **History of Marubeni's Overseas Power-Related Businesses**


1960s
1970s
1980s
1990s
2000s
Equipment supply
EPC* businesses
IPP** business (Government initiative)
Worldwide IPP business (Government initiative & open market)
Expansion of the portfolio
Worldwide asset management
U.K. electricity trading business
U.S. distributed generation business

*EPC: Engineering, Procurement & Construction. Such contracts include all aspects of a project, including power plant design.
**IPP: Independent Power Producer





Forest Products & General Merchandise

Afforestation and Wood Chip Business in Brazil

In recent years there has been an increasing awareness of the sustainable use of afforestation assets.

In this operating environment, Marubeni acquired Amapa Florestal e Celulose S.A. (AMCEL), a company involved in afforestation, the manufacture and sale of wood chips and sale of biomass fuels in Amapa, Brazil, jointly with Nippon Paper Industries in December 2006. AMCEL owns vast plantable lots covering approximately 130,000 hectares, and is engaged in raising seedlings, afforestation, logging and related transport as well as the processing and shipping of wood chips for export.

Amid growing worldwide concern regarding the environment and forest preservation, an increasing number of paper manufacturers are making use of eco-friendly raw materials and ensuring the thorough traceability central to their material procurement policies. AMCEL owns a nursery (where its seedlings are raised) and is involved in their overall control. The company also owns wood chip plants and export shipping docks, which collectively help to realize comprehensive traceability.

● Forest Products Business/Value Chain

Participating in afforestation activities around the world
- Brazil
- Australia
- New Zealand
- China

Wood chips
Seven dedicated charted fleets in Japan

Paper manufacturing business
Domestic share
Investment in a manufacturer of containerboard, coated paper and newsprint



Upstream
Downstream

Pulp
Global share
Joint pulp manufacturing concern in Canada

Sales
Share of trading companies
Paper (No. 1)
Paperboard (No. 1)
Acquisition of a U.S. sales company for coated paper used for catalogs and magazines; Focusing on the sales business in Europe and China; Paper recycling business in Japan, U.S.A. and China

Musi Pulp Project
Conducting consistent management from the afforestation of acacia to the manufacturing of pulp on the island of Sumatra in Indonesia
, equivalent to the Tokyo Metropolitan area





Marubeni develops business and trading operations that cover every phase of the value chain, from raw materials to products in the pulp and paper industry. Against a backdrop of ongoing M&A activity among manufacturers, the distribution function has come under severe scrutiny. Under these circumstances, Marubeni is striving to reinforce its Groupwide strengths while guarding against overconfidence due to its position as a leading trading house.

Reflecting increased demand in Asian markets, the global paper manufacturing industry is expected to focus on securing raw materials and gaining share in growing markets. The procurement of afforestation assets, for which demand is expected to increase, will enhance the value chain. Also, the addition of AMCEL to the Group will enable Marubeni to expand its volume of wood chip trading and break into European markets.

In fiscal 2006, Marubeni acquired a U.S. paper distribution company and invested in a Chinese manufacturer of containerboard. The Group will continue to pursue investment that will enable it to fully exercise the skills of the Forest Products group in the global market.

● Global Development of the Forest Products Business


Sale of pulp to Europe
Import of paper made in Finland
Sale of pulp and paper in China
Sale of pulp and paper in Europe
Import of paper from China
Import of wood chips from China
Domestic retail operations of pulp and paper
Export of printing paper to the United States
Import of pulp
Sale of pulp to Asia
Sale of pulp and paper in the United States
Sale of wood chips to Europe
Import of pulp and paper
Sale of South African wood chips to Asia
Import of wood chips from South Africa
Import of wood chips from Australia
Import of wood chips from South America
Import of pulp from South America



Act with fairness and integrity at all times.

Pursue creativity with enterprise and initiative.

Give and earn the respect of others through cooperation

Corporate Doctrine

In 1949, Marubeni made "Fairness, Innovation and Harmony" its company creed, and this concept has since been the guiding principle constituting the very foundation of all its business activities. Even before this, more than a century and a half earlier, Marubeni founder Chubei Ito had declared his commitment to prospering in harmony with society rather than pursuing profits solely for gain. As a modern corporation, Marubeni enshrined this spirit of commitment and the fundamental principles it inspired in the Marubeni Corporate Principles in 1998.

Marubeni Corporate Principles

Marubeni Corporation, as a business enterprise, will actively pursue its business interests through the exercise of fair and legal competition. As a company, Marubeni will also continue to play its part in the enlargement of the global economy while always striving to enrich the society within which it operates. To achieve these goals, Marubeni is committed to the following six basic principles of business:

> We shall conduct fair and transparent business activities.

> We shall seek to develop a globally connected company.

> We shall strive to create new value through our business vision.

> We shall respect and encourage individuality and originality.

> We shall promote good corporate governance.

> We shall safeguard ecological and cultural diversity.

The principle embodied by Marubeni's company creed, "Fairness, Innovation and Harmony," lies at the heart of its corporate activities and the Group's commitment to ensuring sustainable growth in harmony and coexistence with the public good and the environment. "Fairness" refers to strict adherence to laws and regulations and to acting with fairness and integrity at all times. "Innovation" expresses our determination to be passionate about our work, always striving to bring about change from within and to think creatively. "Harmony" asserts our desire to stay in step with all elements of society, always acting in a manner worthy of society's trust.

Marubeni handles a broad spectrum of products and services worldwide. Due to its enormous scope of activities, the Group places significant emphasis on CSR-centric management, a concept that is deeply ingrained not only in every aspect of its organization, but also in the attitude of every employee. In line with the concept of CSR-centric management, we recognize the critical need for rigorously pursuing sound corporate management activities while moving forward in harmony and coexistence with the public and the environment. To this end, we adopt every measure to strengthen corporate governance, internal control and legal compliance while taking a leading role in social contribution and environmental protection activities and programs.

Put simply, Marubeni's unwavering commitment to "Fairness, Innovation and Harmony" and its Corporate Principles are inextricably linked to its focus on CSR-centric management.

Corporate Governance



Norihiro Shimizu	Koichi Mochizuki	Mamoru Sekiyama	Kazuo Ogawa	Kazuhiko Sakamoto	Nobuo Katsumata
Corporate Senior Vice President	*Corporate Senior Vice President*	*Corporate Executive Vice President*	*Corporate Executive Vice President*	*Senior Executive Vice President*	*President and CEO*

Approach to Corporate Governance

Marubeni's pursuit of stronger corporate governance closely reflects the underlying spirit expressed in its corporate creed, company doctrine and the Marubeni Corporate Principles. The Marubeni Group is constantly striving to ensure management transparency and efficiency as well as increased corporate value. Through these efforts, we are earning the trust of our stakeholders and building a corporate platform capable of maintaining stable and sustainable growth.

Consistently Pursuing an Optimal Corporate Governance Structure

Operating in accordance with the Corporation Law, Marubeni is recognized as a model company in the area of corporate audit governance. The Company's management control structure encompasses a clearly defined decision-making process, the execution of business operations and a supervisory system incorporating essential checks and balances.

Marubeni's Board of Directors comprises 13 directors (two externally appointed), who deliberate on corporate policy and major issues while monitoring the performance of individual directors. The Board of Corporate Auditors consists of four corporate auditors (two externally appointed) who monitor directors' execution of duties by attending directors' meetings and evaluate the Company's business and asset performances in accordance with auditing policies set by the Board of Corporate Auditors and the Auditing Plan. Also reinforcing corporate governance is an executive officer system and a 12-committee structure. Moreover, in accordance with the Corporation Law, the Company instituted a basic policy on internal control systems to ensure more relevant and efficient operations.

The Group's domestic and international operating companies are on the "offensive," working together under the "G" PLAN. In addition, Marubeni has significantly increased personnel in the Audit Department and otherwise augmented the audit system. Marubeni is presently working to ensure a strong "defensive" position and optimize corporate governance and responsiveness to changes in the business environment.



Tohru Tsuji
Chairman

Akira Matsuda
Senior Executive Vice President

Teruo Asada
Corporate Executive Vice President

Masaru Funai
Corporate Executive Vice President

Tetsuro Sakamoto
Corporate Senior Vice President

Masao Fujii
Outside Director

Takaji Kunimatsu
Outside Director

Marubeni's Corporate Governance Structure



General Meeting of Shareholders
Nomination and dismissal
Nomination and dismissal
Nomination and dismissal
Board of Directors
Directors
Thirteen directors (two outside)
Audit
Board of Corporate Auditors
Corporate Auditors
Four corporate auditors (two outside)
Corporate Auditor Department
Accounting audit
Independent Auditor
Accounting audit
(Cooperation)
Nomination, dismissal, supervision
President
Corporate Management Committee
Investment and Credit Committee
"G" PLAN Execution Committee
New Management Plan Committee
Compliance Committee
Management Remuneration Committee
Commendation & Disciplinary Action Committee
Environment Committee
Customs Management Committee
Security Export Control Committee
CSR Committee
Environmental Businesses Promotion Committee
Cross-Divisional Function Committee
Audit Department
Internal audit
Committee of Executive Officers
Executive Officers
Operating Divisions
Corporate Staff Divisions
Domestic and Overseas Business Offices
(Business Execution System)

Internal Control System

The MARICO PROJECT

Concerned first and foremost with the reliability of its financial reporting, the Marubeni Group has been working to establish an effective internal control system. Its efforts have culminated in the Marubeni Internal Control System (MARICO) PROJECT, which was launched in March 2004 with full implementation completed as of March 2006. The next step in this ongoing project is to ensure a system that addresses the concerns of Japan's equivalent to the Sarbanes-Oxley Act. Going forward, the Group seeks to raise the effectiveness of this system even higher and to extend its coverage to business activities in areas beyond financial reporting.

MARICO PROJECT at a Glance



Meeting mandatory implementation requirements after fiscal 2008
Establishing internal control systems for financial reporting
Toward more sophisticated systems
Applying accumulated know-how to other areas
Overall effectiveness of internal control system evaluated
Fiscal 2005 Phase 2
Plan for effectiveness evaluation
Evaluation of relevant organizations
Organizational activities toward improvement
Documentation completed on March 31, 2005
Fiscal 2004 Phase 1
Formulation of Groupwide plans
Provision of documentation for relevant parties

The Significance of the MARICO PROJECT

Marubeni's ongoing efforts to enhance its corporate value and management's growing awareness of the importance of an effective internal control system constitute the driving force that propels the MARICO PROJECT. Crucial to this system, particularly in its initial stage, is ensuring the accuracy and reliability of financial reporting. The motivation for our taking action was our recognition that securing the reliability of financial reporting is a fundamental and significant step toward structuring a formidable internal control system.

Consistent with the methodology outlined in the Sarbanes-Oxley Act of the United States, the MARICO PROJECT's purview encompasses Marubeni's Head Office and 120 consolidated subsidiaries. The process began with the documentation of on-site business practices and identification of risks as they relate to financial reporting. This fulfills the critical requirement for tangible documentation. The documentation process was completed in fiscal 2004. In fiscal 2005, documents and procedures were evaluated to ensure that the controls in place were adequate and properly implemented. This two-year effort effectively substantiated the Group's internal control system for financial reporting.

Future Developments

In fiscal 2006, we reevaluated the effectiveness of the Group's internal control system and confirmed its Groupwide implementation was without material weakness. Furthermore, the system was shown to have contributed to substantial improvements in the reliability and quality of the Group's financial reporting.

We are continuing to take all necessary steps in preparation for the implementation of Japan's equivalent to the Sarbanes-Oxley Act in fiscal 2008. With the inclusion of affiliated companies in the scope of proposed legislation, Marubeni is augmenting the MARICO PROJECT as appropriate.

In its present form, the MARICO PROJECT places considerable emphasis on financial reporting. Looking ahead, we envisage a broader-based system of qualitative risk assessment and will review current results as the stepping stone to achieve this goal.

Risk Management

As the Marubeni Group enters a new stage that places greater emphasis on adopting an offensive posture in business dealings, risk management will become an increasingly crucial defensive factor in ensuring a well-balanced approach to the acquisition of prime assets. To this end, Marubeni is applying more precise and sophisticated management techniques to individual projects and implementing integrated risk management based on Value at Risk (VaR). Through these means, we are continuing to fortify our multifaceted risk management system.

Strengthening Risk Management


Implement multifaceted risk management to ensure optimal balance between offensive and defensive policy initiatives
Quantitative methods
Continuous efforts to reinforce integrated risk management
Country risk management
Microanalysis
Macroanalysis
Internal control/compliance
Customs Clearance Supervising Committee
Increasing the level of qualitative risk management with regard to business operations
Qualitative methods

Multifaceted Risk Management

As a leading global trading house, the Marubeni Group is engaged in a variety of activities across a broad spectrum of industries in Japan and more than 70 countries and areas throughout the world. Commensurate with the comprehensive breadth of its endeavors, Marubeni confronts wide-ranging risks, highlighting the critical need for a multifaceted risk management system.

Marubeni recognizes the imperative nature of scenario analysis on a project-by-project basis in its efforts to build up prime assets. Accordingly, we are adhering strictly to established numerical benchmarks while strengthening the Group's individual project monitoring and follow-up systems.

For risks that are difficult to quantify, Marubeni is taking preventive action at the macro level, bolstering its corporate governance, internal control and compliance systems.

At the micro level, we have established specialist sections, including the Customs Clearance Supervising Section and the Security Trade Control Section.

Through these endeavors and at each level, we are engaging in multifaceted risk management.

The Significance of Integrated Risk Management

Marubeni has adopted a portfolio management method to prevent the overconcentration of assets in any particular country, industry, or client by comprehensively overseeing risks associated with assets across the Group. The basis of portfolio management is quantifying the risk of assets, including those held by subsidiaries, for the Group as a whole. The categorizations of the risks associated with assets by type of exposure include country, industry, customer credit rating, and projected recovery date. These risks form the basis for calculating Value at Risk (VaR), which takes into account dispersion effects and correlations. VaR is used as a primary benchmark for portfolio management. By adopting a simulation system that uses an independently developed computerized statistical model, we have made it possible to grasp risk factors at a more detailed level than other companies.

The method, called "Integrated Risk Management," integrates various risk factors and monitors them as one risk value.

In addition, Marubeni calculates PATRAC* based on risk assets —a value based on the maximum decline in the value of Group assets as quantified by Integrated Risk Management.

PATRAC is positioned as one of Marubeni's most important management benchmarks. Indicating total added value after adjustment for risk, PATRAC is used as a performance indicator for portfolio units. Each portfolio unit is encouraged to realign its asset portfolio as necessary so as to achieve maximum returns for a given level of risk. Marubeni aims to achieve balanced growth going forward by driving sustained growth in PATRAC.

* PATRAC = Profit after Tax less Risk Asset Cost

Compliance

Marubeni pursues sustainable growth, supported by and in the interests of stakeholders, including customers, shareholders and employees. At the same time, we are acutely aware that if such pursuits do not contribute to the prosperity and well-being of society, then it is difficult for the Company to continue to exist. Compliance is therefore fundamental to Marubeni's existence and underlies all of its business activities. The purpose of Marubeni's compliance activities is to instill this basic idea of compliance into both management and employees.

Marubeni Group Compliance Structure



Board of Directors
Corporate Auditors
President
Compliance Committee
Compliance Officer (Compliance Committee Chair)
Reporting Lines (Managerial Staff Members)
Nomination
Reporting
Instruction
Compliance Officers of Divisional and Branch Offices (Compliance Committee Members)
Employees
Administration Office (Legal Dept.)
External Legal Counsel
Reporting/ Consultation
Instruction/ Advice
Group Company
Officer Responsible for Compliance at Group Company
Reporting Lines (Managerial Staff Members)
Compliance Report/ Consultation Window
Employees at Group Company

←--- Consultation and reporting through reporting lines

←······ Consultation and reporting through alternate reporting lines

←—— Results briefing

Marubeni's Framework for Compliance

In April 2002, Marubeni established the Compliance Committee as a step toward building a Groupwide compliance framework. To instill the spirit of compliance in the hearts of every member of the Marubeni Group, we formulated and distributed a compliance manual, which provides guidelines for required standards of corporate behavior. With an eye toward further reinforcing the compliance message and improving efficiency, we provide a compliance training program based on the manual for management and employees. In fiscal 2005, an easy-to-access and -use e-learning-based compliance program was introduced. As of March 31, 2007, management and most employees had completed the program. Presently, the program is being extended to cover temporary staff and Group company employees.

A distinguishing feature of Marubeni's compliance framework is its extensive coverage across a large and diverse group. Despite the substantial product and service range covered, the framework is able to accommodate the unique nature of the compliance issues that each division faces. In each business division throughout the entire Group, Marubeni has appointed a compliance officer who is a member of the Compliance Committee. Moreover, every year the chair of the Compliance Committee visits major Group companies to be briefed on the status of compliance activities and to hold discussions intended to encourage the sharing of Marubeni's idea of compliance, which conforms to the highest ethical standards, while improving awareness of it.

Toward Effective Compliance

Marubeni is consistently implementing innovative initiatives in an effort to raise compliance efficacy. The compliance manual, now in its fourth edition, for example, is updated annually to reflect relevant changes in legislation and social trends. Each year, Marubeni's management and employees are required to acknowledge and pledge that they have read, understood and abide by the contents of the compliance manual and all relevant legislation. In 2006, the heads of major Group companies were also required to pledge that their respective managements and employees would adhere to the compliance manual and that employees who report on illegal or improper activities would not face detrimental or unfair treatment.

Furthermore, Marubeni has been focusing on ensuring an environment in which employees can easily report and consult on compliance problems. In 2002, we established the "Door of Courage," a compliance reporting and consultation hot line that is open to management and employees of the Marubeni Group. In 2006, an additional outside female lawyer was added to the staff of the Door of Courage to ensure a more welcoming environment for female employees. Also, to better grasp the status and effectiveness of compliance throughout the Group, we undertook a survey across each division and major Group company in March 2007. Based on the results of this survey, we will put in place steps to make further improvements and to develop and maintain a compliance structure that is capable of swiftly addressing the needs of each era.

Initiatives to Protect the Environment

As a general trading company involved in a wide range of global activities, Marubeni has always been quick to promote initiatives that address environmental concerns. In 1990, we established the Committee on Global Environmental Preservation and formulated the Group's Environmental Guidelines the following year. Based on these guidelines, we created the Marubeni Group's Environmental Policy as both a clarification and an avowal of our commitment to environmental protection. Placing the highest priority on environmental concerns, Marubeni is maximizing efforts to reduce the environmental impact of its business activities. At the same time, we are working to help attain a sustainable society through the promotion of environmental businesses.



The Whitefield wood chip biomass power plant



Used paper yard operated by Well Corporation

Reducing Environmental Impact

The Marubeni Group adopted an environmental management system based on the internationally recognized ISO 14001 standard to reduce the environmental impact of its business activities and enhance the Group's profitability through the pursuit of environmental businesses. All divisions of the Marubeni Head Office acquired ISO 14001 certification in 1999, followed by domestic branches, overseas corporate subsidiaries and affiliates. As of March 31, 2007, 54 Marubeni Group organizations had received certification.

Marubeni Group Environmental Management System Objectives

(Minimize Risk)

1. Thorough implementation of environmental considerations when promoting projects
2. Expansion of initiatives with vendors who take the environment into consideration
3. Promotion of related subsidiaries' environmental considerations

(Maximize Profit)

4. Promotion of environmental businesses
5. Implementation of energy and resource conservation and waste reduction

To reduce environmental impact, Marubeni strictly evaluates its investment and loan operations and the consequences of its development projects. We also endeavor to gain the understanding and cooperation of business partners based on the Group's Environmental Policy. In addition, we periodically assess the environmental impact of consolidated subsidiaries and operating companies.

Promoting Environmental Businesses

Marubeni established the Environmental Businesses Promotion Committee in fiscal 2004 and is particularly active in the fields of reuse and recycling, such as that related to paper and automobiles, as well as renewable energy and new technologies encompassing wind and solar power generation, hydrogen and fuel cells, and biomass energy in addition to the emissions credit business.

- Full-fledged entry into the energy services business in the United States
  Organic materials such as wood waste and forest debris are gathered and burned in boilers for biomass power generation. This renewable energy process is environment friendly, contributing to the reduction of greenhouse gases. Marubeni owns biomass power plants with an electric generating capacity of 34MW.
- Marubeni Paper Recycle Co., Ltd.
  Marubeni is active in the global development of forest product businesses across a comprehensive value chain that encompasses afforestation, pulp and paper production, paper sales and the collection and recycling of wastepaper, including confidential documents. In this manner, we are helping to realize a recycling-oriented society.

Among its other activities, Marubeni supports the World Wildlife Fund. In fiscal 2006, we supported the dissemination of information on the crisis polar bears are facing in conjunction with our global warming prevention initiatives. We also participated in the production of a comic book aimed at increasing public awareness of the Washington Convention on International Trade in Endangered Species of Wild Fauna and Flora.

Social Contribution Activities

Marubeni maintains direct links with society through a variety of corporate events and activities. It is at the individual level, through the endeavors of management and Marubeni Group employees to contribute to the well-being of local communities, that these links are forged. Drawing on its experience of social contribution activities conducted to date, and with the aim of actively supporting the volunteer initiatives of each and every employee, Marubeni codified its commitment to serving society in its Basic Policy on Social Contribution in January 2006.



Carrying the *omikoshi* (portable shrine) at the Kanda Matsuri festival (The white building in the background is our Tokyo Head Office)



Okutama forest-thinning volunteer activity

Promoting Volunteer Activities

Taking great pride in the power of its people, Marubeni recognizes that the volunteer efforts of individual employees constitute an important part of its corporate social responsibility activities. To better foster the keen sense of enjoyment and satisfaction that volunteering can bring, Marubeni launched the Volunteer Promotion Team in 2005. Through this and other initiatives, we are working to boost employee awareness of corporate citizenship and build greater confidence in our efforts to contribute to local communities as a good corporate citizen.

Maintaining a tradition of participation, Marubeni employees took part in a series of events throughout fiscal 2006, including carrying the *omikoshi* (portable shrine) at the Kanda Matsuri festival in May, hosting an international exchange camp on the shores of Lake Ashi in August and participating in the Arakawa Clean Aid 2006 program in November.

Each year, both the number of volunteers and the scope of their activities increase. In cooperation with the Tokyo Metropolitan Government, Marubeni employees took part in a new forest-thinning program in Okutama in September. A total of 141 employees took part in the aforementioned activities during 2006, far more than the previous fiscal year's 70 participants. Marubeni employees have also dedicated themselves to collecting spoiled postcards, used stamps and expired prepaid cards. These items were donated to nongovernmental organizations that support underprivileged children overseas. Group members were particularly active in donating clothing to people in developing countries and regions affected by natural disasters. More recently, Marubeni launched a new volunteer training program in April 2007 that provides new employees with experience in the use of automated external defibrillators and wheelchairs. Looking ahead, Marubeni will continue to participate in volunteer activities and to expand its scope of participation.

Corporate Contributions to Society

Recognizing that "harmonious coexistence with society is essential to the survival of each and every company," Marubeni established the Marubeni Foundation in 1974. Every year since then, this social welfare institution has provided ¥100 million in aid to social welfare facilities and institutions. In fiscal 2006, we successfully completed 69 projects, including the provision of Braille printers for the visually impaired and the installation of emergency call units in the homes of elderly persons living alone.

Harboring the strong belief that providing financial support for education is a key CSR activity, Marubeni has established scholarship funds in the Philippines, Indonesia, Vietnam and Brazil. Recognizing that the development of our business activities in each of these countries runs parallel to our efforts to contribute to each local community, we will continue to provide financial support and to boost the Group's CSR initiatives.

Business Segments

At a Glance

Net Income by Business Segment (Year ended March 31, 2007)



Agri-Marine Products Division
8.5% ¥10.1 billion
Textile Division
(2.0)% ¥(2.4) billion
Forest Products & General Merchandise Division
8.0% ¥9.6 billion
Chemicals Division
1.2% ¥1.4 billion
Energy Division
26.5% ¥31.6 billion
Metals & Mineral Resources Division
20.9% ¥24.9 billion
Total
¥119.3 billion*
Iron & Steel Strategies and Coordination Department
12.5% ¥14.9 billion
Finance, Logistics & New Business Division
3.9% ¥4.6 billion
Development & Construction Division
2.7% ¥3.2 billion
Information & Communication Division
2.1% ¥2.5 billion
Plant, Ship & Infrastructure Projects Division
1.4% ¥1.7 billion
Power Projects Division
5.4% ¥6.4 billion
Transportation & Industrial Machinery Division
8.4% ¥10.0 billion

* Data includes overseas subsidiaries and affiliated companies, corporate and eliminations.

(Years ended March 31)
Total Assets (Billions of yen) Net Income (Billions of yen)

Agri-Marine Products Division



1.2
5.8
10.1
549.2
433.8
398.5
2005
2006
2007

This division is involved in the production and sale of livestock feed and fodder, grain, soybeans, wheat, sugar, processed foods, beverages and related ingredients, commercial foods and agricultural and marine produce. Via a comprehensive value chain that covers upstream through downstream operations, the division delivers flexible solutions to meet increasingly diverse consumer needs.

Textile Division



2.6
(1.6)
(2.4)
119.8
130.5
131.8
2005
2006
2007

This division provides a broad range of items for the consumer products sector. In addition to fiber, yarn, textiles, fashion garments, shirts, uniforms and such non-apparel consumer items as home furnishings and miscellaneous goods, the division markets a variety of industrial materials. Focusing mainly on apparel, the division delivers products and services that address consumers' diverse lifestyle needs, thereby contributing to the creation of high added value.

Forest Products & General Merchandise Division



7.5
0.4
9.6
519.8
538.4
317.7
2005
2006
2007

In pulp and paper, this division has established a value chain that spans a variety of sectors. Besides afforestation and trade in such upstream products as wood chips, pulp and wastepaper, the division deals in downstream items, including paper and paperboard. In general merchandise, the division handles natural rubber, rubber products, leather, footwear, fitness equipment and other sporting goods, timber and plywood.

Chemicals Division



4.5
3.7
1.4
167.2
181.9
201.7
2005
2006
2007

This division handles basic petrochemicals, such as olefins and synthetic fiber intermediates and their derivatives, including vinyl alkali products and plastics; salt, sulfur and other inorganic chemicals; specialty chemicals; electronic materials, such as LCD-related products; and agrochemicals. Positioning China, the Middle East and South and West Asia as priority regions, the division seeks optimal balance in its investment and trading activities.

Energy Division


15.9
26.7
31.6
390.9
603.8
688.6
2005
2006
2007

This division engages in the exploration and production of energy resources, participates in LNG projects and undertakes trading and marketing involving oil, gas and LNG while providing nuclear fuel cycle related services and dealing in equipment for nuclear power plants. Recently, the division began developing new businesses and products, including biofuels.

Metals & Mineral Resources Division


9.8
16.1
24.9
195.1
265.1
280.0
2005
2006
2007

This division invests in metals and mineral resources development, including the mining of steelmaking raw materials, coal and non-ferrous metals as well as aluminum and copper smelting, while trading globally in steelmaking raw materials, thermal coal for power utilities and general industries and non-ferrous metals. In both upstream and downstream fields, the division engages in the manufacture and sale of non-ferrous products and electronic materials as well as recycling.

Transportation & Industrial Machinery Division


6.7
7.6
10.0
274.5
289.9
310.4
2005
2006
2007

This division is engaged in trade, retailing, wholesaling, investment and financing related to aircraft, aero engines, helicopters, defense systems, automotives, construction and agricultural machinery, automotive production lines, pulp and paper machinery, semiconductor and DVD production machinery, precision machine tools, printing machinery, visual inspection systems, food packaging machines, chemical machinery, and new energy-related systems.

Power Projects Division


3.3
5.8
6.4
375.6
405.4
391.0
2005
2006
2007

This division constructs and supplies power stations, transmission lines and substations overseas, acts as an Independent Power Producer (IPP) overseas, is involved in retail power sales in Japan and engages in domestic and international environment-friendly power generation projects utilizing renewable energy and dispersed power systems as well as the export and third-country trade of telecommunications, broadcasting and information-related systems and related business investment.

Plant, Ship & Infrastructure Projects Division


(13.0)
2.6
1.7
374.0
274.5
342.8
2005
2006
2007

This division provides valuable full-line services in fields such as plant projects (oil and gas; steel and cement), infrastructure projects (rail transport; airports; water supply; sewerage-related equipment supply) and engineering, procurement and construction (EPC) services, and develops and operates investment projects. Its operations cover the entire value chain, from shipbuilding and related equipment sales, chartering and operation to intermediary services for used vessels and sales of textile machinery and related equipment.

Information & Communication Division


(14.6)
0.4
2.5
138.7
115.6
116.5
2005
2006
2007

In the telecommunications business, this division provides infrastructure and information services utilizing optical fiber networks. The division is also active in consulting and the construction of corporate IT systems as well as the design, development and sale of wireless IC tag solutions and related equipment. Other activities include the distribution and sale of mobile- and PC-related products and the development of broadcasting-related operations.

Development & Construction Division


(11.4)
1.1
3.2
317.7
299.7
265.6
2005
2006
2007

Focusing on the "Grand-Suite" brand, this division develops condominiums, mainly in Tokyo and Osaka, and is active in overseas residential property development, particularly in China. Also, the division is extending its real estate activities to include brokerage and the development and management of assets and property for private real estate funds and investment trusts.

Finance, Logistics & New Business Division


4.0
4.0
4.6
128.8
97.0
118.5
2005
2006
2007

This division is engaged in funds and financing service businesses as well as financial product trading and dealing in addition to the forwarding, third-party logistics, logistics consulting and container terminal businesses. It is also active in insurance agency and brokerage operations and such new fields as health and nursing care, mail order business, emissions credit trading, temporary staffing, consulting for Japanese companies operating in China, biotechnology, medical equipment, environment-related businesses and advanced technology.



Agri-Marine Products Division

DAISUKE OKADA
CORPORATE VICE PRESIDENT, COO

The Agri-Marine Products Division is particularly strong in upstream activities and traditionally maintains a leading share in grain trading, with a lineup that includes wheat, corn and soybeans as well as coffee beans and rice. The division is also active in midstream and downstream operations encompassing the wholesale trade of confectioneries and chilled foods as well as retail trade through affiliated companies The Daiei, Inc. and The Maruetsu, Inc. With a robust value chain that encompasses upstream through downstream operations, the division is ideally positioned to flexibly address changing consumer needs.

Biomass Project Team
Cereals & Sugar Unit
Grain & Feedstuff Unit
Oilseeds, Fats & Oils Unit
Beverage Unit
Foods Merchandising Unit
Foods Marketing Project Unit
Farm Products Unit
Meat Unit
Seafood Unit
Osaka Foodstuff Unit

Business Topics



External view of Daiei's Shin-Urayasu store

Securing a Dominant Position in Japan's Retail Industry

Marubeni has positioned food distribution as a key business and is allocating management resources on a priority basis. The Agri-Marine Products Division is dedicated to staying abreast of consumer needs, which it addresses through midstream and upstream operations. In this manner, Marubeni continues to build a product development and procurement value chain. As a part of these endeavors, Daiei, Marubeni's principal operating company in the retail distribution sector, agreed to a capital and business alliance with the major retailer AEON, thereby forming Japan's largest retailer with operating revenues in excess of ¥6 trillion. Leveraging the scale merits and collective strengths of each company, Marubeni will pursue unrivalled competitive advantage.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	71.3	69.3	72.4
Equity in earnings	1.0	0.0	2.3
Segment net income	1.2	5.8	10.1
Segment assets	398.5	433.8	549.2

Net Income (Billions of yen)


2005
1.2
2006
5.8
2007
10.1
2008 (Estimate)
11.5

Performance in Fiscal 2006, ended March 2007

The upstream food supply sector was impacted by harsh conditions throughout fiscal 2006. In addition to a poor wheat harvest in Australia attributed to a record drought, a robust increase in bioenergy production-related demand helped drive up the price of grain. Against this backdrop, the division continued to expand its grain supply activities through its relationship with U.S.-based consolidated subsidiary Columbia Grain International, Inc. (CGII) and to focus on offshore strategic alliances with leading grain traders in North America and South America. In light of growing global interest in bioenergy, Marubeni took the forward-looking step of establishing a biodiesel fuel production and distribution company in Brazil in March 2007 in collaboration with the Agrenco Group, an international grain trader.

In the retail sector, Daiei and Marubeni, Daiei's largest shareholder, agreed with AEON Co., Ltd. to enter into a capital and business alliance in March 2007. This alliance between the AEON and Daiei groups has created Japan's largest retailer, with operating revenues that exceed ¥6 trillion. Leveraging the advantages and scale that this business alliance yields, including operating efficiencies and cost savings, this initiative has enabled the two groups to establish a competitive structure that is sure to overshadow their competitors within a domestic retail sector characterized by stagnant personal consumption and declining sales.

Initiatives from Fiscal 2007

Marubeni expects to see continued growth in demand for grain as its use in bioenergy production expands and as the populations and economies of China and other Asian countries sustain their current upward trends. In its upstream operations, a core area of strength, Marubeni will continue to fortify its relationships with overseas producers in order to maintain and improve its formidable procurement capabilities. From a marketing perspective, we will focus on the growth markets of Asia and promote aggressive business development. Our goal is to increase trading volumes by leveraging the synergistic effects of optimally managed procurement and market initiatives.

On the domestic front, Marubeni is targeting improved earnings driven by Daiei's earlier revitalization through the Daiei-AEON alliance. This alliance is expected to further strengthen the value chain and significantly boost trading volumes. Having thus secured a leading position at the heart of Japan's retail industry, Marubeni expects to benefit from a variety of new opportunities.



New initiatives in fuels of the future

Combining Expertise in Food Supply and Energy to Create New Opportunities

In March 2007, Marubeni established a biodiesel fuel production and distribution company in Brazil in conjunction with the Agrenco Group, an international grain trader. Amid growing awareness of the need for environmental protection, Marubeni is implementing effective measures to better respond to the highly anticipated surge in bioenergy demand.



Leveraging our strengths in China operations

Cultivating New Markets for Coffee

Having observed growth in coffee consumption in China as eating habits become increasingly Westernized amid remarkable economic growth, Marubeni established a coffee bean roasting and sales venture in Shanghai in December 2006. Building on this initiative, we will work to cultivate new markets and help drive the growing consumption of coffee in China.


HAKKIN.it
HAKKIN.it

Textile Division

MAKOTO ITOH
CORPORATE SENIOR VICE PRESIDENT, COO

In addition to handling cotton, yarn, textiles, fashion items, shirts and non-apparel consumer goods, including home furnishings and other related textile items, the Textile Division markets a wide variety of specialty industrial materials. Counting among its strengths a supply chain that efficiently links raw material procurement with product development, a top-class global network and an extensive presence nurtured over many years, Marubeni is active in developing consumer-oriented downstream activities. The division draws on these inherent strengths in its core apparel business as it strives to create high-value-added products, services and applications that enhance overall consumer lifestyles.

Textile Project & Planning Dept.
Apparel & Lifestyle Unit-I
Apparel & Lifestyle Unit-II
Utility Apparel Unit
Functional Materials Unit

Business Topics


HAKKIN BC Store in the Tokyo Midtown complex

HAKKIN BC

Together with the select shop BAYCREW'S Co., Ltd. and Orobianco, a leading Italian manufacturer of bags, Marubeni established HAKKIN BC, a company engaged in the sale of HAKKIN.it and Orobianco Etichetta Nera brand bags, miscellaneous goods and accessories. Utilizing BAYCREW'S network of existing stores, HAKKIN BC commenced sales at a directly operated store in the new Tokyo Midtown complex in March 2007. By bringing together BAYCREW'S network of select shops throughout Japan with the increasingly popular Orobianco bags and thereby securing a brand lineup that boasts HAKKIN.it and Orobianco Etichetta Nera, HAKKIN BC is establishing a position in the prestige brand niche market and building increased market awareness on the back of sales growth.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	25.2	26.4	24.8
Equity in earnings	(0.0)	(1.9)	(2.3)
Segment net income	2.6	(1.6)	(2.4)
Segment assets	119.8	130.5	131.8



Net Income
(Billions of yen)
2005
2.6
2006
(1.6)
2007
(2.4)
2008
(Estimate)
2.0

Performance in Fiscal 2006, ended March 2007

Due to a declining population and the steady demographic aging of its society, Japan's consumer market holds little prospect for expansion. At the same time, the market is characterized by diversifying consumer trends and intensifying competition. Exacerbating the difficulties posed by this operating environment, the unusually mild winter in fiscal 2006 had a detrimental effect on autumn and winter apparel sales. Unable to fully offset the steady rise in crude oil and other material costs through retail price adjustments, the Textile Division confronted harsh business conditions.

In an effort to secure earnings growth, the Textile Division undertook a comprehensive review of the established business models applicable to each of its six business units. Guided by a new division policy, we withdrew from inefficient trading transactions and reorganized our operating structure and portfolio. On the domestic front, Marubeni also took steps to expand its brand business in downstream sectors. In the fiscal year under review, we established HAKKIN BC Co., Ltd. to handle sales of the Orobianco Etichetta Nera brand products of Orobianco srl, a leading Italian manufacturer of bags and related items. We also concluded a master license agreement with Mackintosh Limited, a U.K. textile design concern, for the sale of Mackintosh Philosophy brand men's clothes and merchandise.

Initiatives from Fiscal 2007

In April 2007, the division reorganized its structure to better develop downstream consumer-oriented businesses and to construct an integrated value chain spanning upstream and downstream operations. At the same time, we are redoubling efforts to gain greater access to apparel-related consumer markets, establish an organization that can flexibly adapt to shifts in the textile industry and clarify the division's primary mission.

Specifically, we will secure improved earnings through greater efficiency in our core apparel business as well as original equipment manufacturing (OEM) activities in specialty private-label apparel (SPA) retailing. In addition, we will pursue investment in and the acquisition of major apparel brands and SPAs as well as introduce new brands to our marketing activities with the aim of expanding trading rights in downstream textile businesses.

As the focus of its overseas operations in China, the division will aim to strengthen trading functions in the region by taking advantage of the established capabilities of Marubeni Textile Asia Pacific Ltd. and Marubeni Textile (Shanghai) Co., Ltd. to increase the trading volume of raw and other materials originating in the Asian region, primarily China, while promoting trade growth in both the U.S. and European markets.



From the 2007 Spring/ Summer Collection

LACOSTE

Lacoste-Brand Clothing Business

Fabricant Co., Ltd., a Marubeni affiliate, undertakes the manufacture and marketing of Lacoste-brand clothing. Building on its well-established sportswear segment, Lacoste is reinventing itself as a comprehensive fashion brand through the reinforcement of the men's casual business wear and women's urban casual wear segments.



Moe Oshikiri Kimono Collection fashion show

Moe Oshikiri Kimono Collection

Kyoto Marubeni Co., Ltd. is working with Moe Oshikiri, recognized among young working women as a fashion leader, to produce and market a range of women's kimono under an eponymous brand name. Blending the beauty and elegance of the traditional kimono with a distinctly young and modern flavor, a Moe Oshikiri Kimono Collection fashion show was held in Tokyo in December 2006.



Forest Products & General Merchandise Division

TOSHINORI UMEZAWA
CORPORATE VICE PRESIDENT, COO

The Forest Products & General Merchandise Division has developed its core strength in wide-ranging business and trading operations that encompass upstream through downstream activities. Central to its operations are wood and related by-products, including wood chips, pulp and paper, paperboard, building materials, natural rubber and rubber products. Looking ahead, we anticipate demand for forest-related materials and products to remain firm over the medium term and will continue to endeavor to identify significant shifts in market trends, implement bold yet prudent initiatives and pursue new opportunities that reinforce our value chain.

- Rubber Unit
- Hide, Leather & Footwear Unit
- General Merchandise & New Products Unit
- Housing & Construction Materials Unit
- Pulp Unit
- Wood Chip Unit
- Printing & Publication Paper Unit
- Packaging Paper & Board Unit
- Osaka Pulp, Paper & Paperboard Unit
- MHP Unit
- TEL Unit

Business Topics



External view of a B-Quik store

B-Quik Holdings

In October 2006, Marubeni acquired B-Quik Holdings (BQ), a retail chain engaged in the sale of tires and related products. BQ is Thailand's largest retail tire chain and operates 46 directly operated outlets in Bangkok that offer a comprehensive lineup of tires produced by a variety of manufacturers.

In the context of its tire business, Marubeni has steadily established a comprehensive value chain that encompasses upstream through downstream operations, including raw material procurement, manufacture and sale, export and import, and offshore and retail trade operations. In an effort to maintain direct ties with consumers, Marubeni will continue to pursue retail chain activities both at home and abroad.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	46.6	48.1	54.2
Equity in earnings	1.1	(0.4)	1.1
Segment net income	7.5	0.4	9.6
Segment assets	317.7	519.8	538.4


Net Income
(Billions of yen)
2005
7.5
2006
0.4
2007
9.6
2008 (Estimate)
10.0

Performance in Fiscal 2006, ended March 2007

Buoyed by increased demand in China and elsewhere, results remained firm in the commodities market, which includes pulp and paper, building materials, natural rubber and related products. Despite intense competition throughout fiscal 2006, Marubeni continued to cement its leading position in each field. In specific terms, the division was particularly active in pursuing its investment policies and further strengthened its upstream through downstream value chain.

In pulp and paper, a field characterized by increasing globalization, the division continued to invest in an industrial cycle that encompasses afforestation projects as well as the procurement of such raw materials as wood chips, the production of pulp and paper, the sale of paperboard and related products and the collection of wastepaper. From an upstream perspective, Marubeni acquired equity in Amapa Florestal e Celulose S.A., a producer and exporter of wood chips based in Brazil, the world's most competitive country in the afforestation industry. To boost midstream operations, we invested in Yuema International Co., (Cayman) Ltd., the holding company of a containerboard manufacturer in China, where demand is rising, and member of the Long Chen Paper Co., Ltd. Group. Marubeni also acquired Intragrated Resources Holdings, Inc. (IRH), a U.S.-based paper distribution company. Unique in downstream paper operations, this acquisition is expected to bolster the division's pulp and paper business in the United States, the only market among advanced countries currently experiencing demand growth for consumer goods. In general merchandise, particularly rubber, Marubeni shifted to a higher gear in downstream operations with the acquisition of B-Quik Holdings Limited, Thailand's premier retail tire chain, and Belterra Corporation, one of the largest industrial conveyer belt distributors in Canada.

Initiatives from Fiscal 2007

The division will continue to reinforce new businesses and pursue earnings growth at core operating companies as well as a variety of initiatives. Looking ahead, the raw materials market is expected to assume increased importance as are Asian markets, particularly China. Cultivating commercial goods and business formats that complement the division's established strengths, we will continue to develop an operating structure that will maintain and promote sustained earnings growth unaffected by fluctuations in the industry's environment.

Leveraging the acquisitions of such companies as IRH and Amcel as springboards for continued growth, we will further expand our overseas pulp and paper trading volume. At the same time, we will build on our platform in the containerboard business, established through the acquisition of Yuema, to ramp up global investment with a primary focus on the Southeast Asia region.

In general merchandise, the Forest Products & General Merchandise Division will continue to strengthen downstream activities in the rubber business and assess plans to diversify production bases in an effort to expand operations in upstream fields.


Koa Kogyo in Fuji City, Japan

Koa Kogyo Co., Ltd.

Subsidiary Koa Kogyo is a supplier of medium board, containerboard and printing paper, with total production amounting to approximately 550,000 metric tons per year. Leveraging the logistical advantage of its proximity to one of the world's largest markets for its paper products, Koa Kogyo has established a strong earnings structure. Using wastepaper for virtually 100% of its raw materials, the company is working to develop a closed recycling system and to thereby contribute to environmental preservation and conservation.

MERRELL


patagonia
Marubeni Footwear carries an array of popular brands

Initiatives in Footwear

In footwear, the division draws on the upstream sourcing functions of Marubeni Footwear Resources Limited as well as the downstream wholesaling functions of Marubeni Footwear Inc. The Marubeni Group's strength in footwear stems from access to the value chain at various stages of distribution and the ability to optimize the merits of trading house functions.


Face Wash Cream

Chemicals Division

KENICHI HATTA
CORPORATE VICE PRESIDENT, COO

The Chemicals Division handles a wide range of products, from upstream basic petrochemicals, such as ethylene, synthetic fiber intermediates and vinyl alkali products, to downstream specialty chemicals, such as electronic materials. In the inorganic chemicals business, Marubeni has an equity interest in the world's largest salt field, which, located in Australia, boasts the largest market share in the Asia Pacific region. Marubeni has successfully become one of the top trading companies by leveraging its global presence in the abovementioned fields of business.

Business Development & Promotion Dept.
Basic Chemicals Unit
Vinyl Alkali Unit
Plastics Unit
Inorganic & Agricultural Chemicals Unit
Specialty Chemicals Unit
Electronic Materials Unit
Chemix Project Unit

Business Topics


Storage facilities at Dampier Salt's Port Hedland salt flat

Bolstering the Production of Salt in Australia

Marubeni owns a 20.44% equity stake in Dampier Salt Limited, an Australian firm that produces salt through solar evaporation. Dampier's production capacity currently stands at roughly 9 million metric tons per year, and it sells approximately 2.4 million metric tons of salt each year to chemical manufacturers in various countries. Particularly in China, strong growth in demand for industrial salt in recent years has strained the company's supply capacity. Marubeni has instituted a two- to three-year investment program to raise its salt production capacity in Australia by three million metric tons per year. Salt production related construction began in the second half of 2006 at Lake Macleod, one of Australia's three major salt fields, and its initial phase will increase annual salt production by 500,000 metric tons.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	26.9	29.6	30.0
Equity in earnings	1.7	(0.3)	(0.2)
Segment net income	4.5	3.7	1.4
Segment assets	167.2	181.9	201.7



Net Income
(Billions of yen)
2005
4.5
2006
3.7
2007
1.4
2008 (Estimate)
5.0

Performance in Fiscal 2006, ended March 2007

The chemical industry has sustained high product prices and continuous market growth due to strong economic growth throughout Asia—particularly in China—a tight chemical supply condition and robust demand in the global chemical market. Underlying trends, such as the steady shift in China from major user of chemical commodities to leading global producer and the emergence of India and Pakistan as regions of significant consumption of chemicals, are indicative of a fundamental transformation in the structure of the chemical industry. A transformation can also be seen in the petrochemical business in the Middle East, which is moving toward midstream business development. Against this backdrop, Marubeni is devoting more resources to the Middle East as well as South and West Asia while proactively building business structures and systems that implement innovative business models.

In the petrochemical business, Marubeni is participating in a synthetic rubber manufacturing business for the production of tires in China. At the same time, the division has worked to strengthen its logistics functions, taking such steps as expanding its dedicated ethylene tanker fleet. In the inorganic chemical business, we are increasing production capacity at salt facilities in Australia. The Chemicals Division is conducting a business feasibility assessment of a chemical-use alumina refining program in Indonesia. In the synthetic resin field, Marubeni has expanded its trading in the automotive industry and has undertaken a reorganization of its PET-based disposable under-pad business, which is an area of business that continues to enjoy steady demand growth. Our activities in the field of electronic materials remain robust, particularly in the area of semiconductor-related products. We sold our interest in a CRT-based television glass tube manufacturing and sales company in light of slowing demand for this technology in China.

Initiatives from Fiscal 2007

In addition to China, the Chemicals Division will continue to expand in such areas as the Middle East and South and West Asia. At Marubeni, we recognize the potential business opportunities offered by bringing together the oil, natural gas and financial resources of the Middle East with the population and growth potential of South and West Asia. We expect this trend to serve as an engine for global economic development in the future. Based on this scenario, we are selectively allocating management resources to various regions in an effort to develop new projects and increase transaction volumes. Marubeni will leverage its relationships with long-standing business partners and will strive to assume a central role for advanced and innovative business proposals by understanding customer needs and analyzing industrial trends. To achieve this goal, the Chemicals Division has newly established the Business Development & Promotion Department to oversee executive functions and to accelerate project implementation.



A GasChem Shinano ethylene transport ship

Expanding Ethylene Operations

With a transaction volume of around 1 million metric tons a year, Marubeni is a leading international trader of such petrochemical feedstock as ethylene and other olefins. We boast a dedicated fleet that is facilitating the continued expansion of our ethylene trading. In 2007, we commissioned an additional three vessels with the goal of further strengthening our logistics capabilities and expanding chemical product trading volumes.



External view of Shenhua Chemical Industrial

Strengthening the Synthetic Rubber Business

In January 2007, Marubeni established the joint venture TSRC-UBE (Nantong) Chemical Industry Co., Ltd. with strategic partner TSRC Corporation. This joint venture is engaged in the production and sale of butadiene rubber and is Marubeni's second one for synthetic rubber business in Nantong, China, following on the earlier success of Shenhua Chemical Industrial Co., Ltd.



Energy Division

FUMIYA KOKUBU
CORPORATE VICE PRESIDENT, COO

The Energy Division strives to expand its earnings base by optimally coordinating the balance among its four strategic business fields of energy resource E&P (exploration and production), trading, marketing and nuclear energy.

Despite significant change in the energy sector, Marubeni continued to selectively allocate management resources throughout fiscal 2006, the first year of the "G" PLAN, resulting in record earnings for this division.

In fiscal 2007, we will forge ahead with the "G" PLAN, introducing measures that will serve as the stepping stones for further growth. With the energy sector evolving at an accelerating pace, Marubeni will adopt a flexible approach to improving earnings.

Oil and Gas E & P Unit
Sakhalin Project Unit
LNG Unit
Natural Gas Project Development Unit
LPG Unit
Energy Trading Unit
Industrial Energy Unit
Nuclear Fuel Unit
MIECO Unit
Marubeni Energy Unit
Marubeni Ennex Unit

Business Topics



Promoting and expanding LNG projects

Promoting and Expanding LNG Projects

2007 marks the 10th anniversary of the Qatargas LNG Project beginning delivery. Since then, production and sales operations, primarily targeting Japan and certain European markets, have steadily grown, with long-term contracts effective through 2021 with several power and gas companies in Japan. Furthermore, the annual production capacity increased to 9.6 million metric tons in mid-2005. In June 2005, Marubeni also acquired an interest in the LNG Train 1 Project in the Republic of Equatorial Guinea in West Africa, where construction was successfully completed and initial deliveries begun in May 2007. Looking ahead, we will continue to allocate management resources to the LNG field on a priority basis with the aim of promoting further growth.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	42.1	71.5	85.5
Equity in earnings	0.7	0.7	0.8
Segment net income	15.9	26.7	31.6
Segment assets	390.9	603.8	688.6

Net Income (Billions of yen)


2005
15.9
2006
26.7
2007
31.6
2008
(Estimate)
22.5

Performance in Fiscal 2006, ended March 2007

Impacted by ongoing uncertainty in the energy sector throughout fiscal 2006, including a fluctuating crude oil price structure, the Energy Division worked vigorously to increase earnings across its four core businesses of energy resource E&P, trading, marketing and nuclear energy.

In energy resource exploration and production, the division experienced steady progress in each of its overseas oil and gas projects. In Sakhalin, Russia, where the division takes part in the Sakhalin 1 Project through an investment in Sakhalin Oil and Gas Development Co., Ltd., Marubeni began crude oil exports in October 2006, achieving full-fledged commercial production in February 2007 with total output of approximately 250,000 boed (barrels of oil equivalent per day).

Strengthening its trading activities related to crude oil and other petroleum products, Marubeni established a subsidiary in London to complement its existing network covering Japan, the United States and Singapore. Also, with an eye to further expanding its business in this field, Marubeni participated in an oil refinery project in Qatar in November 2006. At the same time, the division reinforced its petroleum product marketing operations, including retail sales of fuel oil through its nationwide distribution network of filling stations, as well as its LPG marketing operations. Concurrently, we concentrated our management resources on the sale of fuel for power generation.

In the nuclear energy field, Marubeni has decided to take part in a uranium mining and production project in Kazakhstan.

Initiatives from Fiscal 2007

In the key strategic field of energy resource E&P, Marubeni will continue to seek out promising new projects through the selective allocation of management resources.

Also, Marubeni will work to bolster the division's core trading activities by efficiently applying a variety of strategic options, including those related to risk management, futures trading and refinery processing. Coupled with this, we will strengthen collaboration with our domestic and overseas network to secure competitive advantage while pursuing increased earnings through beefed-up marketing and retailing focusing on the delivery of distinctive, high-value-added services across diverse industries and sectors. To further our nuclear energy-related operations, we will accelerate the implementation of staged initiatives throughout the nuclear fuel cycle, including pursuing new opportunities to invest in uranium mines.

In new business areas, the Energy Division will continue to conduct feasibility studies on the commercialization of innovative fuels like biofuel and implement other creative initiatives amid the fast-changing business environment.



Signing ceremony with Kazatomprom

Participation in the New Kazakhstan Uranium Mine Development Project

In April 2007, Marubeni announced its decision to participate in a uranium mine development project in Kazakhstan being undertaken by CJSC Kazatomprom, the national atomic agency of Kazakhstan. We are proactively working on the project, considering it a potentially major contributor to Japan's future energy security.



Trading room for crude oil and petroleum products

Strengthening Petroleum Trading

To further strengthen the division's global trading activities related to crude oil and other petroleum products, Marubeni established a London subsidiary in 2006 that complements its existing network covering Japan, the United States and Singapore. The division has particularly distinguished itself in the import of such petrochemical feedstocks as naphtha and commands top market share in Japan.



Metals & Mineral Resources Division

SHINJI KAWAI
CORPORATE VICE PRESIDENT, COO

Through investment in mine development and smelting projects overseas, Marubeni secures stable supplies of metal and mineral resources while maximizing profitability. The Metals & Mineral Resources Division applies its extensive expertise, experience and information capabilities to bolster trading and cultivate a vertically integrated value chain that encompasses upstream through downstream businesses. Drawing on our strengths in handling aluminum ingots, PCI coal, copper ore and copper ingots, we are also active in such downstream areas as electronic materials and recycling and always searching out new opportunities.

- Iron Ore Unit
- Steel Making Raw Materials Unit
- Coal Unit
- Non-Ferrous Metals & Ores Unit
- Light Metals Unit
- MMC Unit

Business Topics



Los Pelambres copper mining project in Chile

Steady Progress at the Los Pelambres Copper Mining Project in Chile

Marubeni holds an 8.75% equity stake in the Los Pelambres copper mining project in Chile through Marubeni LP Holding B.V. Recognized as one of the world's most cost-competitive copper mines, the project operates at full capacity, supplying 900,000 metric tons of copper concentrate each year to Japan as well as other markets in Asia and Europe. In fiscal 2006, copper prices maintained the upward momentum of the previous fiscal year to again reach historic highs. As a result, the Los Pelambres project made a sustained and significant contribution to divisional earnings.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	15.7	24.4	18.2
Equity in earnings	5.6	7.6	16.5
Segment net income	9.8	16.1	24.9
Segment assets	195.1	265.1	280.0

Net Income (Billions of yen)



2005
9.8
2006
16.1
2007
24.9
2008 (Estimate)
18.5

Performance in Fiscal 2006, ended March 2007

In the fiscal year ended March 31, 2007, the price of copper surged to unprecedented levels. As a result, Marubeni's investment in the Los Pelambres copper mining project in Chile contributed significantly to divisional profits. Our investment in aluminum smelting projects in Australia and Canada recorded robust results thanks to the multiplier effects of the high price of aluminum and full-capacity operations. In addition, despite a decline from a record high in fiscal 2005, coal prices continued to fluctuate within a high price range. Thus propelled by a period of sustained price appreciation, Marubeni reported strong earnings from its coal mining operations in Australia.

Marubeni's trading company functions are focused on securing increased earnings not only through investment in metals and mineral assets but also through trading activities. For example, in September 2006, we concluded a long-term purchasing agreement with Mt. Gibson Iron Limited of Australia to supply iron ore to Japan and elsewhere in Asia from the Koolan Island Iron Ore Project and, in December 2006, acquired an equity interest in Resource Pacific Holdings Limited of Australia to supply coal from that company's Newpac mine to Japan.

Initiatives from Fiscal 2007

Looking ahead, the Metals & Mineral Resources Division will continue to develop and acquire mining rights based on a medium- to long-term perspective in order to secure stable supplies of steel and non-ferrous metal materials. To support these endeavors, Marubeni has established a dedicated team to identify, develop and promote new projects and to accelerate initiatives that facilitate resource exploration and production. Recognizing the importance of stable supply, Marubeni will continue to maximize the competitive advantage of possessing its own stock and resources. Backed by the Company's expertise in basic trading company functions, the division will assume a prominent role as it strives to meet customer volume requirements and respond swiftly to changing conditions. In this context, we will continue to develop a discerning eye with regard to the acquisition of resource assets while maintaining an optimal balance between investment and trading operations.

The division is also active in the development of new business in such downstream areas as aluminum disks for use in hard disk drives, where it boasts the leading market share among Japanese trading companies. Marubeni will continue to boost earnings in this field while expanding initiatives related to such electronic materials as light-emitting diodes and the recycling business, where it is focusing on automobiles.



Hail Creek Coal Mines in Australia

Robust Production at Overseas Coal Mining and Aluminum Smelting Operations

Marubeni maintains equity interests in coal mines and aluminum smelters in Australia and continues to benefit from their robust operations. The Company also holds a stake in the Aluminerie Alouette Smelter in Canada. Following the completion of a new production line in fiscal 2005, Marubeni's share of the output from this aluminum smelter has risen to exceed 37,000 metric tons per year.



Koolan Island iron ore mine in Australia

Efforts to Secure Own Supply Sources

In September 2006, Marubeni executed a long-term purchase agreement with Mt. Gibson Iron of Australia to supply Koolan Island iron ore to Japan and elsewhere in Asia, including China. In December 2006, Marubeni also acquired an equity interest in Australian coal company Resource Pacific Holdings and is positioned to supply coal from that company's Newpac mine to Japan. Through such means, we are working to secure our own stable sources of supply.



Transportation & Industrial Machinery Division

MICHIHIKO OTA
CORPORATE VICE PRESIDENT, COO

The Transportation & Industrial Machinery Division is engaged in trade, retailing, wholesaling, investment and financing related to aerospace, defense systems, automotives, construction & agricultural machinery and industrial & production machinery in Japan and global markets. At present, we are aggressively pursuing the further enlargement of existing and development of new businesses, including the import of jet aircraft and helicopters, retailing and wholesaling of automotives and construction & agricultural machinery and the export of pulp and paper, automotive and bio-ethanol production lines in which we hold the functional and experiential advantages.

- Aerospace Unit
- Defense Systems Unit
- Automotive Unit
- Automotive Machinery & Production System Unit
- Construction & Agro Machinery Unit
- Industrial Machinery Unit
- Environmental Machinery Unit

Business Topics



Commercial jet aircraft manufactured by EMBRAER S.A. of Brazil

Japan's First Order for Aircraft Manufactured in Brazil and Opportunities in Airport Ground Handling Services

There is increased demand from Japanese airlines for jet aircraft seating 100 or fewer passengers as they improve operating efficiency in light of the opening of Shizuoka Airport in 2009 and the expansion of Haneda Airport in 2010. As an import agent, in February 2007 we secured an order for 15 EMBRAER 170 jet aircraft, recognized for high-quality interior comfort, performance and safety. The delivery of the first aircraft is scheduled for 2008, and we are working to obtain further orders in Japan. In collaboration with Swissport International Ltd., we have begun airport ground handling services in Japan.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	54.1	58.1	55.5
Equity in earnings	1.8	2.3	3.2
Segment net income	6.7	7.6	10.0
Segment assets	274.5	289.9	310.4


Net Income
(Billions of yen)
2005
6.7
2006
7.6
2007
10.0
2008
(Estimate)
12.5

Performance in Fiscal 2006, ended March 2007

In fiscal 2006, the first year of the "G" PLAN, earnings in all three core sectors surpassed initial projections and we recorded our sixth consecutive year increase in Division earnings.

In the aerospace and defense systems sector, we succeeded in obtaining an order for 15 Brazilian jet aircraft from a Japanese airline and delivered European-made helicopters and fire-control systems to the Japan Maritime Self-Defense Force.

In the automotives and construction & agricultural machinery sector, exports to Asia and the Middle East remained strong and we succeeded in enlarging our U.S.- and U.K.-based automotive retail operations, acquired automotive sales financing companies in the United States and Indonesia and established local construction machinery distributors in Russia and Vietnam. We also expanded the trade of automotive welding equipment and tooling dies to India, while in North and South America we enhanced our precision machine tool sales network.

In the production and industrial machinery sector, exports of chemical-related machinery as well as domestic sales of biomass boilers and paper production machinery increased. We also obtained an order for a pulp manufacturing plant in Vietnam and, in Japan, opened a joint bio-ethanol manufacturing plant where we use timber waste as primary raw material, thereby helping to reduce CO_2 emissions.

Initiatives from Fiscal 2007

Fiscal 2007 is the year to achieve the goals of the "G" PLAN and establish the foundations for realizing earnings projections in 2008 and beyond. Accordingly, we will expand investment activities, enlarge our business operations and develop new business models.

In the aerospace and defense systems sector, we will expand imports of jet aircraft, advance to airport ground handling services and promote projects related to Japan's defense system buildup programs after fiscal 2010.

In the automotives and construction & agricultural machinery sector, exports to the BRICs, ASEAN and the Middle East will remain our core businesses, and we will increase exports of automotive production machinery and machine tools, acquire and set up automotive retailers, participate in the wholesaling of construction and agricultural machinery and increase related financing activities overseas.

In the production and industrial machinery sector, we will further expand orders for pulp and paper, semiconductor, visual inspection and PET bottle fabrication machinery and ramp up our activities in new energy businesses, focusing mainly on bio-ethanol.



Komatsu construction machinery at work in Russia

Investing in Construction Machinery Wholesalers in Russia and Vietnam

In April 2006, we were appointed by Komatsu Ltd. as an authorized wholesaler of that company's construction machinery in the South and Volga River regions of Russia and, in December 2006, invested in a Vietnam-based Komatsu construction machinery wholesaler.



A bio-ethanol manufacturing plant owned and operated by Bio-Ethanol Japan Kansai

Opening a Bio-Ethanol Manufacturing Plant

In collaboration with Taisei Corporation and other companies, we established Bio-Ethanol Japan Kansai Co., Ltd. in Osaka, Japan. This joint venture is a global pioneer in the manufacturing of fuel-grade bio-ethanol using timber waste as a primary raw material. Bio-ethanol is an environment-friendly new energy and its use helps to reduce CO_2 emissions, a factor in global warming, conserve oil reserves and reduce waste material volumes.



Power Projects Division

SHIGERU YAMAZOE
CORPORATE VICE PRESIDENT, COO

With a solid regional sales base, expertise in sophisticated financing schemes and a proven track record in risk management, the Power Projects Division is further expanding its lineup of highly profitable power generation assets. The division maintains a balanced portfolio in the strategic overseas Independent Power Producer (IPP) field and as an Engineering, Procurement and Construction (EPC) contractor boasts a history that dates back to the 1960s. Targeting sectors with significant potential, Marubeni will broaden its business activities to include retail power sales as a Power Producer and Supplier (PPS) in Japan; new technologies and renewable energy; and overseas IT and telecommunications.

- Overseas Power Project Unit-I
- Overseas Power Project Unit-II
- Domestic Power Project Unit
- New Technology & Renewable Energy Unit
- Overseas Telecom & Information Unit

Business Topics


Bang Pakong Combined Cycle Power Plant

Bang Pakong Combined Cycle Power Plant in Thailand

Marubeni and Siemens AG of Germany were jointly awarded an order by the Electricity Generating Authority of Thailand for the construction of the Bang Pakong Combined Cycle Power Plant in October 2006, which is scheduled for completion in early 2009. The order for this project reflects the recognition the Company has received in Thailand for its extensive track record in the area of power plant construction and follows on the heels of the August 2005 order for the Songkhla Combined Cycle Power Plant. With continued economic growth in Thailand and concurrent robust demand for additional electric power, the completion of these projects is highly anticipated.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	20.4	24.1	27.6
Equity in earnings	3.8	2.3	3.9
Segment net income	3.3	5.8	6.4
Segment assets	375.6	405.4	391.0



Net Income
(Billions of yen)
2005
3.3
2006
5.8
2007
6.4
2008
(Estimate)
10.5

Performance in Fiscal 2006, ended March 2007

In October 2006, we successfully bid for a 2,000MW power plant in Mesaieed Industrial City, Qatar. In December 2006, a consortium formed by Marubeni and The Tokyo Electric Power Company, Incorporated (TEPCO) reached an agreement with Mirant Corporation to acquire Mirant Asia Pacific Limited (MAPL), which, with a gross generating capacity of 3,200MW, is the Philippines' largest IPP. Under the agreement, we secured an equity interest in a number of power plants, bringing the total net capacity of our overseas IPP power generation facilities to more than 4,300MW (as of March 31, 2007) and significantly augmenting our overseas portfolio. In October 2006 in our EPC operations, we won a contract from the Electricity Generating Authority of Thailand for the construction of the 700MW gross capacity Bang Pakong Combined Cycle Power Plant. In November 2006, we concluded an agreement with a special-purpose company set up by state-owned Vietnamese companies that included Electricity of Vietnam to construct the 600MW gross capacity Hai Phong II Coal-Fired Thermal Power Plant. The aggregate installed capacity of power plants handled by Marubeni around the world now exceeds 73,300MW. Working to boost its investment in new technology and the renewable energy sector, Marubeni purchased distributed generation facilities and a biomass renewable energy power plant from DG Energy Solutions LLC, a U.S.-based private equity fund. This brings our electricity generating capacity equivalent to approximately 65MW in this sector and we are committed to further development with a focus on energy efficiency and conservation. In other areas, the Power Projects Division has an excellent track record in retail PPS sales in Japan; to date, the division has concluded roughly 150 contracts with an aggregate capacity of 200MW and is actively targeting further expansion. The Overseas Telecom & Information Unit is contributing to restoration efforts in Iraq and is in the process of delivering personal identification systems for public-sector use in Spain, South Africa, Vietnam and other countries.

Initiatives from Fiscal 2007

Overseas, Marubeni will continue to expand the scale of its highly profitable IPP operations, targeting a total net capacity of 8,000MW in fiscal 2008. As a leading EPC contractor, we will leverage our unique strengths in project management, engineering and international procurement to secure a continuous stream of orders. Also, we will work to diversify our baseline portfolio, the source of long-term earnings, by adopting new business models. In the new technology and renewable energy fields, we will continue to acquire prime assets overseas, focusing on wind power and distributed generation facilities. Regarding retail power sales in Japan, we are seeking profitable energy resources with minimal environmental impact. Utilizing its expertise in broadband-related services and personal identification, the Overseas Telecom & Information Unit will boost supplies of associated systems.


Hai Phong I & II Coal-Fired Thermal Power Plants

Successive Orders for Coal-Fired Thermal Power Plants in Vietnam

Marubeni and Dongfang Electric Corporation, China's leading heavy machinery manufacturer, were jointly awarded a construction order for the Hai Phong II Coal-Fired Thermal Power Plant in November 2006. Following on from an earlier project—the Hai Phong I Coal-Fired Thermal Power Plant ordered in 2005—the plant is scheduled for completion in mid-2010 and is the second such large-scale power plant construction contract awarded to a Japanese-Chinese consortium.


Pagbilao Power Plant

Power Generation Asset Acquisition from Mirant Corporation

In collaboration with TEPCO, Marubeni acquired MAPL, the largest IPP in the Philippines, which owns and operates the Sual (1,218MW), Pagbilao (735MW) and Ilijan (1,251MW) power plants. MAPL boasts a gross capacity of 3,205MW. Joining Marubeni's existing IPP facilities, including the San Roque Hydroelectric Power Plant and the Apo Geothermal Power Plant, this acquisition confirms Marubeni's position as the largest IPP in the Philippines and the leading IPP in Asia among Japanese firms.



Plant, Ship & Infrastructure Projects Division

TAKAFUMI SAKISHIMA
CORPORATE VICE PRESIDENT, COO

Drawing on its outstanding track record in the plant, social infrastructure and textile machinery fields, the division continually strengthens and enhances its integrated functions and capabilities backed by close and efficient relationships of mutual trust built with clients and partners, sophisticated knowledge and know-how and skills in structured finance and risk management while promoting EPC and investment projects from the initial development stage.

In the ship field, the division demonstrates organizational capabilities and responsiveness and integrates closely and systematically the needs of shipping firms, shipowners, shipbuilders and financial institutions.

- Energy & Natural Resources Projects Unit-I
- Energy & Natural Resources Projects Unit-II
- Environment Infrastructure Unit
- Railway & Transport Project Unit
- Ship Unit
- Asset Management Unit
- Tekmatex Business Unit

Business Topics



Railcars for leasing

Full-Scale Entry into the Railway Business

Marubeni acquired Midwest Railcar Corporation, a freight railcar operating lease company based in the United States. Bolstered by the booming U.S. economy, the volume of cargo shipped by rail is continually increasing and demand for freight railcars is rising accordingly. In response to the rapid surge in demand, Marubeni aims to make an additional investment in this company so that it can double the number of its own railcars.

In the railway transport sector, our participation has emphasized the supply of rolling stock and transport systems. Through this investment, Marubeni is building up its overall capabilities for providing services at all levels of the industry, from the construction of railways to freight railcar operation, and, based on our experience with this investment project, we will develop similar projects in other regions.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	17.3	16.8	17.7
Equity in earnings	(0.6)	2.3	1.0
Segment net income	(13.0)	2.6	1.7
Segment assets	374.0	274.5	342.8

Net Income (Billions of yen)


2005
(13.0)
2006
2.6
2007
1.7
2008
(Estimate)
4.5

Performance in Fiscal 2006, ended March 2007

In the plant field, the division secured contracts for an LNG terminal in China, a hot strip mill in India and a cement plant in Vietnam as well as an advanced payment loan agreement for the offtake of oil and petroleum products with Venezuela's state-owned oil company. In the textile machinery business, the division deepened its close business relationships with Japanese and foreign suppliers and secured orders mainly in China and other Asian countries. In new business fields, active steps were taken to pursue the emissions credit trading business, focusing on China and the CIS.

In the environmental infrastructure field, to keep up with the global trend toward the privatization of water supply and sewerage businesses, the division acquired a water utility company in Chile, which joins such other build-operate-transfer (BOT) projects in operation as a water treatment facility in China and an industrial wastewater recycling facility in Mexico. The division secured consecutive orders for laying high-voltage underground cable in Qatar as a part of its EPC business activities.

In the transport project field, the division secured a contract for the construction of new rail lines and refurbishment of existing ones as phase II of the Marmaray project in Istanbul. This was obtained as an EPC project, an area in which the division has specialized for decades. Marubeni acquired a freight railcar operating lease company in an effort to enhance its operations in the railway transport business.

In the ship field, bolstered by buoyant shipping market conditions, the division has achieved an excellent contract record, mainly in the areas of newly built ship and used ship sales as well as in broking and chartering, and enhanced the chartering activities of its own fleet.

Initiatives from Fiscal 2007

Fueled by higher natural resource prices, natural resource-related fields are expected to continue to be buoyant and the division will hold to its aggressive course of expanding its activities in EPC projects and ship sales, where the division demonstrates an unrivalled advantage. In addition, the division will carry out a plan for adding to its sound asset portfolio to bolster its core business activities.

The division is developing its oil and gas production outsourcing business and enhancing its emissions credit trading activities, which will be carried out under the Kyoto Protocol scheme, the commitment period of which will start from 2008.

In the environmental infrastructure field, the division will focus on projects in the Middle East in addition to China and Central America and South America, where it has already completed a number of projects.

In the transport sector, the division will enhance its freight railcar operating lease business in the United States and expand such activities to other regions.

In the ship field, the division aims to reinforce its operational capabilities by increasing its own fleet and participating in the operation of large-scale LNG and LPG carriers.


Crude oil tanker for MISC

Organizational Capabilities in the Ship Field

Construction of a 298,100 dwt* crude oil tanker for MISC Berhad, which is affiliated with Petroliam Nasional Berhad (PETRONAS), Malaysia's state-owned petroleum conglomerate, was completed at Universal Shipbuilding Corporation's Ariake shipyard in October 2006. As a general trading company, Marubeni offers professional expertise and value-added services in the marine vessel field.

*dwt : deadweight ton


Advance Facility Loan
Closing Ceremony
Signing ceremony held in Japan

Reinforcement of Business with Oil-Producing Countries

Supported by the Japan Bank for International Cooperation, Marubeni entered into a US$3.5 billion advanced loan agreement with Venezuela's state-owned oil company Petroleo de Venezuela S.A. Under the agreement, Marubeni receives negotiating rights for crude oil and petroleum product transactions for 15 years. This initiative serves to further diversify oil imports into Japan.



Information & Communication Division

HIDEHISA SAITO
CORPORATE VICE PRESIDENT, COO

The Information & Communication Division's strengths lie in its ability to respond accurately and promptly to the increasingly diverse and technically sophisticated needs of customers. To do so, the division's operating companies apply unique business models in highly specialized fields of expertise. Utilizing its proprietary high-capacity, high-speed optical fiber networks, the division provides a comprehensive menu of IT services. In its information and communication operations, Marubeni strives to expand the scope of its operations by capturing greater synergies between operating companies and promptly bringing to market innovative skills, products and services.

Solution Business Unit
Network Business Unit

Business Topics


NEW アイテムレベルSCMソリューション[UHF]
Acquisition of exclusive marketing rights from Vue Technology of the United States

Exclusive Sales Agreement with U.S.-Based Vue Technology

In July 2006, Marubeni signed a strategic alliance agreement with Vue Technology, Inc., the leading provider of RFID networking and item-level solutions. The agreement grants Marubeni 12-month exclusive domestic distribution rights for the TrueVUE RFID platform, an item-level solutions package that helps ensure operating efficiency.

Following the market introduction and the success of efforts to marry the TrueVUE platform with the division's proprietary RFID system, Marubeni's high-value-added services yielded robust results. Based on this experience, in December 2006 the Company concluded a capital alliance totaling US$3 million with Vue Technology and extended the exclusive sales agreement three years.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	24.5	27.0	28.1
Equity in earnings	0.0	(0.3)	(0.4)
Segment net income	(14.6)	0.4	2.5
Segment assets	138.7	115.6	116.5

Net Income (Billions of yen)


2005
(14.6)
2006
0.4
2007
2.5
2008
(Estimate)
4.0

Performance in Fiscal 2006, ended March 2007

Conditions in the information and communications sectors throughout fiscal 2006 were mixed. On the one hand, demand remained strong for the high-capacity, high-speed optical fiber networks, network connections, data centers and IT and telecommunication services that enable enhanced corporate systems as did IT investment aimed at expanding operations. On the other hand, the corporate sector's cost-performance considerations and close monitoring of investment returns exerted ever more downward pressure on connection and information service prices.

Confronted by this operating environment, the division's principal operating companies, Global Access Ltd. and Global Solution KK (currently VECTANT Ltd.), placed greater emphasis on tailor-made, customer-oriented services. Thanks to this move, Marubeni was able to successfully increase orders and enjoyed solid results in fiscal 2006.

In the IT solutions business, the operating company Marubeni Information Systems Co., Ltd. reported excellent results in its data and call center operations. Business conditions were impacted, however, by intense competition among vendors and a growing customer focus on investment returns.

In its efforts to commercialize advanced technologies, the division formed an alliance with a U.S.-based company to pursue and promote the sale of wireless IC tag systems. In preparation for the future, Marubeni stepped up its endeavors in this area, acquiring an equity stake in a U.S. firm engaged in the development and sale of item-level solutions that utilize wireless IC tags. As a part of this capital alliance, the division received exclusive distribution rights for Japan.

Consistent with the selection and focus policy put forward under the "V" PLAN, Marubeni repositioned the CATV business as a non-core activity. This led to the sale of CATV operations in fiscal 2005 and 2006.

Initiatives from Fiscal 2007

Marubeni recognizes the critical need for operating companies to secure competitive advantage and to expand the scope of overall operations. To this end, the division will renew efforts to establish an operating structure that is capable of flexibly and swiftly addressing customer needs. At the same time, we will work to capture greater synergies between business units. Consistent with these endeavors, Marubeni will adopt an aggressive M&A policy. Working to expand and augment our business operations, we will pursue acquisitions, mergers, capital alliances and operating company integration.

In its search for new opportunities, the division will actively develop new technologies, products and services. Specific examples include radio frequency identification (RFID) technology, which enables the tracking of people and goods using wireless IC tags. In these ways, Marubeni is focusing on new business investment and initiatives that provide alternative sources of earnings.


ASUS

ASUSTek's laptop computer

Import and Sale of Laptop Computers Manufactured by Taiwan-Based ASUSTek

In November 2006, Marubeni commenced the import into and sale in Japan of laptop computers manufactured by ASUSTek Computer Inc., a leading Taiwanese IT equipment manufacturer. From March 2007, the Company also initiated domestic sales of four additional ASUSTek laptop models compatible with Windows Vista software. ASUSTek holds the world's leading market share in computer motherboards, and its computers boast sophisticated technological systems and competitive designs.



IP-VPN services

Significant Progress in the Promotion of VECTANT IP-VPN Services

VECTANT provides corporate clients with IP-VPN services under the "VECTANT Closed IP Network Smart" brand. VECTANT's private network offers high-capacity, multi-connection networks at prices that are highly competitive with private-lease, ISDN and other lines. The network currently services in excess of 10,000 sites across a customer user base of more than 700 firms in Japan. Performance remains robust in IP-VPN services.



Development & Construction Division

TADAHIKO YAMASHITA
CORPORATE VICE PRESIDENT, COO

This division, in close cooperation with Group operating companies, conducts comprehensive condominium development and sales operations in Japan, covering real estate procurement, product planning, sales and post-sales management services. Cumulative sales currently exceed 70,000 units. The division is also active in overseas housing development operations, mainly in China, and the establishment of real estate investment funds and holds an interest in an asset management company affiliated with real estate investment trusts in Japan (J-REITs). Taking full advantage of its wide business scope in the real estate domain, the division is developing new businesses to better contribute to Marubeni's further growth.

Tokyo Housing Development Unit-I
Tokyo Housing Development Unit-II
Osaka Housing Development Unit
Urban Development Unit
Overseas Real Estate Development Unit
Housing Supporting Business Unit
Real Estate Business Unit-I
Real Estate Business Unit-II
Estate Management Unit

Business Topics



Makuhari Baytown Buena Terraza

Condominium Business in Japan

Domestic sales of condominium units showed steady growth throughout fiscal 2006. In greater metropolitan Tokyo, popular large-scale developments included Grand-Suite Heart Island, a riverside condominium located in Adachi Ward between the Arakawa and Sumida rivers, Makuhari Baytown Buena Terraza in Chiba, Grand-Suite Minami-Osawa in the Tama Newtown area of Hachioji, Tokyo, and Mark 01 Hikifune, a high-rise condominium tower that forms a part of an urban redevelopment project in Sumida Ward, Tokyo. In the greater metropolitan Osaka region, attractive, high-demand developments included Grand-Suite Koshien-guchi in Nishinomiya, Hyogo Prefecture, and Grand-Suite Ikoma in Ikoma, Nara Prefecture, both offering convenient access to Osaka.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	27.5	27.6	31.5
Equity in earnings	0.3	0.6	0.5
Segment net income	(11.4)	1.1	3.2
Segment assets	317.7	299.7	265.6



Net Income
(Billions of yen)
2005
(11.4)
2006
1.1
2007
3.2
2008
(Estimate)
2.0

Performance in Fiscal 2006, ended March 2007

In fiscal 2006, real estate markets in Japan generally thrived, a situation that reflected sustained domestic economic recovery, increased demand for condominiums and office buildings and a pickup in real estate securitization through real estate investment trusts in Japan (J-REITs) as well as private investment funds. Reflecting the change, average residential and commercial property prices across Japan appreciated for the first time in 16 years. Even before this shift to favorable overall market conditions began to appear, Marubeni continued to selectively acquire prime properties and deliver to market condominiums of the highest quality. In fiscal 2003, we also established the Urban Development Unit to foster new businesses outside the housing development field. In addition to leasing and subleasing, this unit meets the needs of property investors through real estate development operations in such areas as asset management, property management and intermediary services that complement J-REIT and private fund operations. With regard to overseas activities, in 1985 Marubeni became the first Japanese residential property developer to enter the Shanghai market. In Shanghai, we are currently constructing our fourth development and have commenced sales of approximately 1,100 condominium units. In our development and construction activities, we are adopting a proactive posture and working diligently as we pursue a host of new challenges in this dynamic market.

Initiatives from Fiscal 2007

Looking ahead, the division will continue to expand earnings across each of its core business areas: condominium development and sales; overseas housing development; and investor-oriented real estate investment. With regard to domestic condominium development and sales, we maintain strict property selection criteria and will continue offering premium condominiums. In investor-oriented real estate development operations, the division will continue to pursue optimal balance among residential, office and commercial properties. In our overseas operations, we will expand our residential development operations from Shanghai to other principal urban areas in China, including Beijing, Tianjin and Shenyang. In addition, the division is focusing on cultivating new earnings streams that are outside its three core business areas. Japan's aging demographics are sparking the need for various related businesses. Accordingly, Marubeni is pursuing residential developments that it hopes seniors will find particularly appealing. Not only do such moves hold the potential for earnings growth over the long term, they signal a shift toward a more aggressive business approach.



Artist's rendition of Lu Ming Garden Project after completion

Overseas Residential Developments

Following the completion of the KIRIN Garden detached housing project, Marubeni commenced sales of the Lu Ming Garden Project, a 1,100-condominium complex and the Company's fourth development in Shanghai, China. Building on its excellent reputation for quality, Marubeni is enjoying steady sales in each new development.



Tenjin Luce

Real Estate Development Operations for Property Investors

In its investor-oriented real estate development operations, Marubeni developed Tenjin Luce, a multipurpose commercial and retail facility located in the Tenjin district of Fukuoka City. Having nurtured the development to financial stability, the property was sold to a J-REIT.



Finance, Logistics & New Business Division

TAKAO ASAHARA
CORPORATE VICE PRESIDENT, COO

The Finance, Logistics & New Business Division employs a business model that involves the delivery to external customers of services that it currently provides across the Marubeni Group in the fields of finance, logistics, insurance and temporary staffing. We are also active in expanding operations through the development of new business models in the life care, biotechnology, emissions trading, business consulting and mail order business fields. Playing on the strengths of a general trading company, each business unit utilizes its specialized expertise, broad business network and profile within its industry to maximize opportunities as we seek to take on new challenges.

Finance Business Unit
Forex & Financial Products Unit
Logistics Business Unit
Insurance Business Unit
Life Care Business Unit
New Business Development Unit
Business Incubation Unit
Business Advisory Service Unit

Business Topics



Guanzhou Yi Shi Hong's Spratly Warehouse

The Logistics Business in China

Isewan Terminal Service Co., Ltd. and Marubeni reached an agreement on the establishment of Guanzhou Yi Shi Hong International Logistics Co., Ltd., a joint venture in Guanzhou, China, in June 2006. Serving primarily as a logistics center for Japanese automobile component manufacturers, the new company commenced international forwarding and warehousing activities in August 2006.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	5.8	7.1	9.9
Equity in earnings	0.8	0.9	0.7
Segment net income	4.0	4.0	4.6
Segment assets	128.8	97.0	118.5



Net Income
(Billions of yen)
2005
4.0
2006
4.0
2007
4.6
2008 (Estimate)
5.5

Performance in Fiscal 2006, ended March 2007

In finance, Marubeni has built on the success of corporate fund investments that encompass business support and the rehabilitation of struggling companies. With a history of securing solid results, we have significantly increased corporate value and realized a number of exit proposals.

In the 1990s, Marubeni made farsighted investments in the buyout fund market and today boasts a proven track record for securing concrete results. Drawing on our extensive expertise as a general trading house, we are confident that the setting up, management and sale of management buyout, corporate revival and venture capital funds will continue to serve as sources of growth. Leveraging portfolio management and financial derivative skills fostered over a lengthy period, Marubeni is pursuing new investment backed by innovative product development and management.

In temporary staffing, Avanti Staff Corporation concluded a comprehensive business alliance with China International Intellectech Corp., China's largest state-owned human resource services company, covering the mutual placement, temporary staffing and training of personnel in China and Japan. Thanks to this alliance, we have deployed a number of Japanese engineers to IT firms in Fuzhou, China. Backed by a robust infrastructure, Marubeni is providing invaluable support in overseas business development.

In each of its operating business units, the division is recording steadily improving results.

Initiatives from Fiscal 2007

Marubeni continues to benefit from the considerable know-how and functional capabilities yielded by the business model it has created and its robust earnings base in the finance, logistics and insurance fields. Utilizing this platform as a springboard for growth, we are expanding business services across almost all industries, targeting customers from within and outside the Group. This approach enables Marubeni to enter previously uncharted business fields and uncover new opportunities in peripheral areas.

From fiscal 2006, the division's name was amended to reflect its growing emphasis on new business development. In the fields of biotechnology and medical equipment and materials, for example, the division is engaged in the sale of capsule endoscopes. Moreover, we have taken steps to further cement our foothold in the mail order business by securing an equity stake in Mutow Co., Ltd. Similarly, we are further boosting our leading position in the domestic trade of emissions credits and our penetration into new business fields.

Based on a mindset that emphasizes steady, stable growth, the division will focus on accelerating business expansion. Changing gears, we will drive our performance forward as we achieve the objectives of the "G" PLAN.



eCover

e-Cover portal system for insurance companies

The Insurance Business

Marubeni established Rexit International Sdn Bhd with Rexit Berhad, an insurance system development and management company based in Malaysia. The newly formed company commenced the sale and management of systems targeting the insurance industry in Asia.


Example of medical equipment: angiographic laboratory

The Life Care Business

The division first entered the life care field during fiscal 2006. Looking ahead, we are working to develop comprehensive health and nursing care businesses anchored in the sale and distribution of medical equipment and materials as well as management improvement consulting services for hospitals and nursing care institutions.

Iron & Steel Strategies and Coordination Department

This department was established in May 2001, ahead of the transfer of the Iron & Steel business to Marubeni-Itochu Steel Inc. (MISI), a company founded on October 1, 2001. The department closely coordinates activities among MISI, Marubeni Construction Material Lease Co., Ltd., Thai Cold Rolled Steel Sheet Public Co., Ltd. (TCR) and other operating companies, which, in turn, promote more organic functions in the iron and steel business and every industry in which Marubeni Group divisions are active.

Performance in Fiscal 2006, ended March 2007 and Initiatives from Fiscal 2007

In the six years since its founding, MISI has been making its presence felt as a leading trading company in the steel sector. In fiscal 2006, MISI enjoyed robust results centered on the shipbuilding, automotive, and industrial machinery fields in Japan, as well as brisk exports.

TCR, a joint venture between JFE Steel Corporation and the Sahaviriya Group of Thailand, is a manufacturer of cold rolled steel sheets, which are primarily used in the production of automobiles and home appliances. TCR has steadily ramped up both output and sales volumes since operations commenced in 1997, providing high-quality cold rolled steel sheets to Japanese companies with localized operations and other sources of demand in Thailand. Marubeni Construction Material Lease listed on the First Section of the Tokyo Stock Exchange and, having already staked out a corner of the heavy scaffolding and construction materials industry, is also steadily broadening its business scope.

As a holding division for operating companies involved in iron and steel products, the Iron & Steel Strategies and Coordination Department will remain committed to growing earnings and generating new businesses via its operating companies. At the same time, the department is upgrading its intelligence functions, namely its capacity to gather, assess and provide market data pertaining to target customers, steel products and other market aspects, as well as its solutions functions, essentially its ability to analyze current trends, identify key topics and propose solutions. In this way, the department is determined to help Marubeni sustain the comprehensive nature of its iron and steel product businesses.

(Billions of yen)

Years ended March 31	2005	2006	2007
Gross trading profit	1.2	0.9	0.8
Equity in earnings	11.8	17.8	17.8
Segment net income	11.5	17.0	14.9
Segment assets	64.4	86.1	101.6

Net Income


(Billions of yen)
2005
11.5
2006
17.0
2007
14.9
2008
(Estimate)
14.5

Business Topics


Pipe for the Thai gas pipeline


Inside TCR's factory

Thai Gas Pipeline Project

MISI is participating in an international gas pipeline project jointly being developed by Thailand and Malaysia. For this project, MISI delivered 73,000 metric tons of high-quality steel pipe. This huge project seeks to build an undersea and land-based pipeline more than 1,600 km long for the purpose of transporting natural gas from reserves under the seabed of the Gulf of Thailand, an energy supply with vast potential, to a new power plant to be constructed.

TCR

The Thai automobile industry is aiming to become the "Detroit of Asia." TCR focuses heavily on supplying this sector and the rest of Thailand with around 750,000 to 800,000 metric tons of high-quality cold rolled steel each year. At the same time, TCR exports between 150,000 to 200,000 metric tons of these products to other fast-growing neighboring countries in Asia.

Abu Dhabi Trading House Project Department

This department formed the General Trading House in Abu Dhabi, as a joint venture with the government of the Emirate of Abu Dhabi, UAE. Combining the funding capabilities and credit standing of Abu Dhabi with Marubeni's expertise in the development of products and services and project coordination, the department engages in new business creation in Abu Dhabi and other nations in the Middle East and North Africa.

In November 2006, Marubeni and the government of the Emirate of Abu Dhabi, UAE, signed an agreement to launch a trading house in Abu Dhabi as a joint venture focusing on the three core business activities of trade, investment and project development.

As a part of the agreement, the joint venture was established in May 2007 to conduct feasibility studies on the commercial viability of potential business and other opportunities. Operating as a trading house, the joint venture aims to contribute to the development and expansion of emerging industries within Abu Dhabi through a broad spectrum of activities, including business related not only to the region's vast oil reserves, but iron and steel, an area enjoying significant increased demand; construction machinery and materials and the import, export, processing and sale of related products; and environmental technologies



Sheikh Hamed Bin Zayad Al Nahyan, Chairman of the Abu Dhabi Planning and Economy Department, and Nobuo Katsumata, President and CEO Marubeni Corporation, at the signing ceremony.

Marubeni has contributed significantly to the development of power and other infrastructure in Abu Dhabi since the early 1970s while playing a major role in the field of energy resource trading. Recognizing the value of these achievements, the government of the Emirate of Abu Dhabi selected Marubeni as a partner in establishing a joint venture.


IRAQ
IRAN
KUWAIT
Persian Gulf
SAUDI ARABIA
QATAR
UNITED ARAB EMIRATES
OMAN
YEMEN
Arabian Sea



Abu Dhabi is enjoying significant development and growth


OMAN
Ras Al Khaimah
Unm al-Qaiwain
Ajman
Sharjah
Dubai
OMAN
Fujairah
Abu Dhabi
OMAN
UNITED ARAB EMIRATES

Overseas Operations


Europe
Oslo
St. Petersburg
Risley
Dublin
London
Hamburg
Moscow
Dusseldorf
Paris
Warsaw
Prague
Kiev
Budapest
Milan
Bucharest
Istanbul
Ankara
Madrid
Athens
CIS
Almaty
Tashkent
Ulan Bator
Khabarovsk
Yuzhno-Sakhalinsk
Africa
Algiers
Tripoli
Cairo
Lagos
Addis Ababa
Nairobi
Lusaka
Johannesburg
Middle East
Tehran
Baghdad
Amman
Doha
Dubai
Riyadh
Abu Dhabi
Muscat
Sana'a
Kabul
Asia
Islamabad
Lahore
New Delhi
Karachi
Mumbai
Goa
Colombo
Kolkata
Dhaka
Chittagong
Yangon
Kunming
Hanoi
Vientiane
Bangkok
Phnom Penh
Ho Chi Minh City
Manila
Kuala Lumpur
Singapore
Kota Kinabalu
Sibu
Kuching
Jakarta
Seoul
Taipei
Kaohsiung
China
Beijing
Changchun
Tianjin
Dalian
Qingdao
Nanjing
Shanghai
Chengdu
Guangzhou
Xiamen
Shenzhen
Hong Kong
Oceania
Perth
Sydney
Melbourne

Overseas Network

Africa
Addis Ababa
Algiers
Johannesburg
Lagos
Lusaka
Nairobi
Tripoli

Europe
Athens
Bucharest
Budapest
Dublin
Dusseldorf
Hamburg
London
Madrid
Milan
Oslo
Paris
Prague
Risley
Warsaw

Middle East
Abu Dhabi
Amman
Ankara
Baghdad
Cairo
Doha
Dubai
Istanbul
Kabul
Muscat
Riyadh
Sana'a
Tehran

CIS
Almaty
Khabarovsk
Kiev
Moscow
St. Petersburg
Tashkent
Yuzhno-Sakhalinsk

Oceania
Auckland
Melbourne
Perth
Sydney

China
Beijing
Changchun
Chengdu
Dalian
Guangzhou
Hong Kong
Kunming
Nanjing
Qingdao
Shanghai
Shenzhen
Tianjin
Xiamen

Asia
Bangkok
Kolkata (Calcutta)
Chittagong
Colombo
Dhaka
Goa
Hanoi
Ho Chi Minh City
Islamabad
Jakarta
Kaohsiung
Karachi
Kota Kinabalu
Kuala Lumpur
Kuching
Lahore
Manila
Mumbai (Bombay)
New Delhi
Phnom Penh
Seoul
Sibu
Singapore
Taipei
Ulan Bator
Vientiane
Yangon

North America
Detroit
Houston
Los Angeles
Mexico City
New York
Omaha
Portland
Silicon Valley
Toronto
Vancouver
Washington D.C.

Central and South America
Bogota
Buenos Aires
Caracas
Lima
Rio de Janeiro
Salvador
San Jose
Santiago
Sao Paulo


North America
Vancouver
Portland
Silicon Valley
Los Angeles
Omaha
Houston
Mexico City
Toronto
Detroit
New York
Washington D.C.
San Jose
Caracas
Bogota
Central and South America
Lima
Salvador
Rio de Janeiro
Sao Paulo
Santiago
Buenos Aires
Auckland
Supervised by:
Head Office, Other
General Manager for the Americas (p. 66)
General Manager for Europe (p. 67)
General Manager for China (p. 68)
General Manager for ASEAN (p. 69)
General Manager for Middle East & North Africa (p. 70)

Overseas Corporate Subsidiaries

Marubeni America Corporation
(New York)

Marubeni Mexico S.A. de C.V.
(Mexico City)

Marubeni Venezuela C.A.
(Caracas)

Marubeni Brasil S.A.
(Sao Paulo)

Marubeni Argentina S.A.
(Buenos Aires)

Marubeni Chile LTDA.
(Santiago)

Marubeni Europe P.L.C.
(London)

Marubeni Saudi Arabia Co., Ltd.
(Riyadh)

Marubeni Iran Co., Ltd.
(Tehran)

Marubeni Nigeria Ltd.
(Lagos)

Marubeni India Private Ltd.
(New Delhi)

Marubeni Singapore Pte. Ltd.
(Singapore)

Dagangterus Sdn. Bhd.
(Kuala Lumpur)

Marubeni Thailand Co., Ltd.
(Bangkok)

P.T. Marubeni Indonesia
(Jakarta)

Marubeni Philippines Corporation
(Manila)

Marubeni China Co., Ltd.
(Shanghai)

Marubeni Hong Kong & South China Ltd.
(Hong Kong)

Marubeni Taiwan Co., Ltd.
(Taipei)

Marubeni Korea Corporation
(Seoul)

Marubeni Australia Ltd.
(Sydney)

Marubeni New Zealand Ltd.
(Auckland)

(As of April 1, 2007)



The Americas

Marubeni is expanding its earnings base in the Americas. In fiscal 2006, subsidiary Helena Chemical Company, a diversified marketer of agricultural products, posted record profits for a third straight year. Natural resource, food-related and other operations in South America were also strong.



Michio Kuwahara
Corporate Executive Vice President, General Manager for the Americas



Tank facilities at Helena Chemical (left)
A refrigerated trailer handled by MAC Trailer Leasing (right)

Despite concerns, a drop-off in residential markets had only limited impact on the U.S. economy in 2006, being offset by robust corporate-sector capital investment and an upswing in personal consumption. As a result, the economy as a whole grew 3.3%. Underpinned by a wealth of natural resources and agricultural products that enable the region to act as a supplier to the rest of the world, Central America and South America enjoyed healthy export activity and overall buoyant economic development.

Marubeni America Corporation is the Group's largest overseas company with 13 subsidiaries and approximately 3,000 employees. Leveraging its traditional skills as a general trading company in marketing, logistics and finance as well as the Group's strengths in exporting grain, pulp and other products to Japan and supplying basic resources and materials to high-tech industries, Marubeni America successfully expanded its trading operations in fiscal 2006. Helena Chemical Company, with about 300 sales bases throughout the United States dealing in agrochemicals, fertilizer and seeds, enjoyed increased sales of products for which it holds exclusive manufacturing and marketing rights as well as growth in its scope of operations thanks to vigorous M&A activities, posting record earnings for a third consecutive year. Results at MAC Trailer Leasing, LLC, a refrigerated trailer leasing company, also continued to improve year on year, supported by steady domestic U.S. consumption.

Recognizing the enormous potential for expansion boosted by economic growth throughout North America, Marubeni has acquired strategic printing paper distribution, industrial belt sales and equipment leasing, automobile financing and freight railcar leasing operations.

Historically, the Marubeni Group has turned to Central America and South America as global suppliers of natural resources and agricultural products. In 2006, the Group was particularly active in its efforts to expand business in these areas. Marubeni implemented initiatives to bolster grain supplies from Brazil to Asia, participated in afforestation as well as bio-diesel projects and concluded a finance contract to promote crude oil and petroleum product exports from Venezuela.

Acknowledged as the world's largest consumer market and boasting annual population growth exceeding three million, the United States offers significant business potential. Including M&A activities in particular, Marubeni will emphasize the steady accumulation of prime assets.

Looking ahead, Marubeni will pursue the global development of oil, mineral, agricultural and forest resources while expanding its trading volume through the creation of new businesses in the Americas, Japan, China and the ASEAN region.



Europe

With the recent addition of Romania and Bulgaria, the number of EU member states has risen to 27. Marubeni is working to broaden the scope of its business activities in the context of an expanding Europe.



Shigemasa Sonoda
*Corporate Vice President
General Manager for Europe*




Under an alliance formed with Mackintosh, Marubeni is expanding overseas sales of traditional raincoats and accessories. (left)
Marubeni's high-performance plastics are used in the semiconductor, automobile and medical industries. (right)

Euro zone countries posted average economic growth of 2.7% in 2006, or 2.9% on a 25 EU member state basis. Buoyed by healthy consumption and investment, this was a significant improvement on the previous fiscal year. Of the 10 Central and Eastern European members admitted in 2004, more than half continued to record high annual growth rates of 6% or more, a telling indicator of the economic dynamism of this region.

Under the "G" PLAN, enhancing initiatives in Central and Eastern Europe is a key priority. Accordingly, Marubeni Europe P.L.C. remains active in the trade of polyester/cotton blends for automotive and furniture upholstery, the delivery and installation of equipment for Japanese automotive firms expanding into Eastern Europe and its other operations in the region. We fully expect to win repeat orders based on our proven track record.

Future regional strategies also call for increased activities in Russia west of the Urals and the Ukraine, a region that, in economic terms, is expected to become more closely tied to Europe. Besides the commodities trade, Marubeni Europe plans to take an active role in the construction of highways and other projects on a Public Private Partnership (PPP) basis, together with its partners. In fiscal 2006, a Marubeni-led consortium won a contract to build the second stage of an undersea rail tunnel beneath Turkey's Bosporus Straits linking Asia and Europe. Marubeni is also participating in a number of infrastructure projects through its investment and development operations.

In line with its product strategy, Marubeni Europe is gaining a reputation for identifying niche high value-added plastics-related products as well as brands in niche fields. In the photographic film business, one of its strengths in Russia, Marubeni is looking to further expand its market share through a newly established trimming plant for professional quality print paper.

There are more than 20 Marubeni Group companies in the European region. These firms cover a broad range of industrial fields, from transportation and industrial machinery, information and communications, infrastructure and utilities to fine chemicals, forest products and general merchandise, and finance and insurance. Utilizing this expansion, Marubeni is enhancing local capabilities while creating a structure that showcases the comprehensive capabilities and strengths of the Group.

Following a seven-year hiatus, Marubeni again accepted students from France's Ecole Nationale d'Administration (ENA), as part of its human resource exchange program in Europe. The program includes a variety of seminars at Marubeni's Head Office in Tokyo, along with tours of major Japanese manufacturers. Through these experiences, Marubeni hopes students will gain a better understanding of Marubeni's activities and Japanese culture and society.

ENA is among France's elite learning institutions and has produced some of the country's most prominent political, financial and administrative figures. Through this human resource exchange program, Marubeni is proud to contribute to even friendlier relations between Japan and France.



China

As a nation that continues to enjoy robust economic growth, China is a market of significant importance. Leveraging its extensive expertise and experience in the region, Marubeni is actively pursuing trade and investment opportunities in China.



Makoto Isogai
Corporate Executive Vice President, General Manager for China





Marubeni and Dongfang Electric Corporation, a strategic partner in China, received an order from a Vietnamese state-owned firm for the construction of the Hai Phong II Coal-Fired Thermal Power Plant. (left)

The joint-venture company Shanghai House Property Development Co., Ltd. enjoys a solid reputation in Shanghai and has participated in such residential housing projects as KIRIN Garden, pictured here. (right)

In light of its high rate of economic growth, China remains the focus of global attention. In 2006, China recorded a year-on-year increase in real GDP of 10.7%. This represents the fourth consecutive year of double-digit growth.

With the commencement of the nation's 11th Five-Year Plan in 2006 and the upcoming Beijing Olympics in 2008 followed by the Shanghai Exposition in 2010, expectations for significant infrastructure investment and continued robust rates of economic growth remain high.

Marubeni opened its first representative offices in China in 1979 just as the Chinese government began to implement policies that opened its economy to foreign investment. Today, we maintain 15 subsidiaries and representative offices in 13 cities in China and Hong Kong.

Marubeni's business scope and its role as a trading house in China have expanded significantly since market deregulation and China's admittance to the WTO. With the lifting of restrictions on the distribution and sale of merchandise and approval to establish Marubeni (Beijing) Trading Co., Ltd., the Group has initiated a wide range of commercial functions. Local subsidiaries in coastal free-trade zones, including Shanghai, Qingdao, Tianjin and Guangzhou, the Group' subsidiary in Hong Kong and field offices in Changchun, Chengdu, Nanjing, Shenzhen, Xiamen and Kunming, are now operating on the same footing as commercial Chinese firms. These companies have taken on import and export as well as domestic wholesale and retail operations, giving the Marubeni Group a sales network covering the whole of China.

In addition to petrochemical development, Marubeni has invested more than US$3.0 billion in China. In 1988, we stole the march on competitors by becoming the first Japanese company to launch a local residential housing company. More recently, we formed Shanghai Baihong Trading Co., Ltd., which is the first foreign capital backed joint venture in China to acquire a wholesale dealer's license.

As of April 1, 2007, Marubeni held US$420 million in equity in 150 Group companies in China and Hong Kong that have a total capital of approximately US$1.7 billion.

Marubeni is also reenergizing its environmental and clean development mechanism (CDM)-related businesses while advancing new business models in partnership with Chinese companies aimed at developing offshore and third-country operations.

Making the most of its business know-how, expertise and experience in China, Marubeni will continue to develop operations across a wide variety of fields, including agri-marine products, chemicals, textiles, paper, industrial machinery, plant, natural resources, development and construction, finance and logistics. In the key Chinese market, Marubeni will continue to aggressively pursue trade and investment opportunities.

ASEAN



Building on its efforts both past and present, Marubeni will expand the depth and scope of its operating base and maintain businesses that contribute to local communities within the ASEAN region.



Hisashi Sunaoshi
Corporate Vice President, General Manager for ASEAN



Reflecting growing overseas investment, Bangkok continues to enjoy significant development. (left)
Singapore's central business district remains a hub for technological development throughout Asia. (right)

Since its establishment of a field office in Manila in 1910, Marubeni has engaged in trade and investment throughout the ASEAN region. Its activities in the region have not suffered despite its growing focus on China since the 1990s, and the Group continues to maintain strong relationships with its trading partners that are built on nearly a century of mutual trust and business expansion. In specific terms, we are active in the export, import and third-country trade of such industrial and consumer goods as textiles, chemicals, metals, agri-marine products, forest products, general merchandise and pulp and paper. We also participate in power, plant, bridge, airport, railway and other infrastructure development projects. In addition to expanding the scope of our trading area, we are contributing to the region's economic growth.

Currently, Marubeni maintains five local subsidiaries, eight branches, five field offices and 59 operating companies in the ASEAN region. In addition, the Group has dispatched 121 representative officers from Japan to the region, making it the Group's third largest such area of focus, after the United States and China. We are particularly active in three core strategic fields: the production and trade of consumer goods; resource and energy-related businesses; and infrastructure-related businesses. In the production and trade of consumer goods, Marubeni engages in third-country transactions of livestock feed, fodder and grain. Focusing mainly on Singapore, we also take part in the import, export and offshore trade of a variety of chemicals. In resource-related businesses, the Group participates in acacia tree-planting activities in Indonesia as well as the manufacture and sale of pulp used in paper production. We are also active in the export of coal to Japan from Vietnam. In infrastructure-related businesses, Marubeni has built a strong track record in hydroelectric, geothermal and other power generation operations in the Philippines.

Faced with a drop in its overall population due to demographic aging and declining birthrate, Japan is finding it imperative to collaborate closely with dynamic East Asian countries, particularly the ASEAN countries, and to build a value chain that encompasses production, distribution and consumption in order to maintain a viable level of economic growth. To promote a unified strategy, Marubeni has established the position of General Manager for ASEAN. Based in Singapore, the General Manager is responsible for coordinating efforts throughout the region and adjusting Marubeni's product and regional strategies to ensure that the Group remains active across a variety of projects and fields. Moving forward, Marubeni will accelerate efforts to promote regional trade, including that with Japan, China, India and other regions.



The Middle East and North Africa

A major source of energy, the Middle East and North Africa region continues to enjoy significant economic growth. Recognizing the region's strategic importance and considerable financial reserves, Marubeni is advancing a variety of development projects.



Tetsuya Takeshita
Corporate Vice President,
General Manager for Middle East & North Africa



Power and water production plant in Taweelah, Abu Dhabi (left)
Water transmission scheme project in Abu Dhabi (right)

Driven by rapid economic growth and a sudden surge in population, the region is seeing a the critical need for infrastructure and urban development, including electricity and water supply, as well as a sharp rise in demand for automobiles, construction machinery and agri-marine products, all of which is generating a wealth of potential opportunities.

To address needs and keep pace with the rapidly changing operating environment, in fiscal 2006 Marubeni appointed a general manager to oversee the 15 business bases located throughout the region and further strengthen business.

In energy resource exploration and production, Marubeni is a partner in the Qatargas LNG Project. Currently, the Company handles shipments to Japan totaling six million metric tons annually. Marubeni is also responsible for the long-term stable supply of naphtha, a raw material used in the production of petrochemicals, to Japan and Asia, accounting for 10% to 20% of production volumes in the Middle East. In addition, we are a long-standing participant in off-taking and the distribution of crude oil and petroleum products.

Stealing the jump on its competitors, Marubeni was quick to commence the operational management of IWPP projects in Tunisia and Turkey. Thereafter, the Company received orders for large-scale projects in Taweelah, Abu Dhabi, and Mesaaied, Qatar. Furthermore, Marubeni concluded a contract for the supply of electricity, water and steam power in connection with a substantial petrochemical project in Rabigh, Saudi Arabia. With IWPP projects constituting the Group's main strength in the region, Marubeni is establishing a significant presence throughout the Middle East and North Africa.

Reflecting an upturn in railway and other transport projects, Marubeni is constructing a monorail system in Dubai to service the man-made Palm Jumeirah resort island. Also, a Marubeni-led consortium has been awarded a contract for a large portion of an undersea rail tunnel beneath Turkey's Bosporus Straits linking Asia and Europe.

Having started construction in 2002, Marubeni effectively completed the installation of a water transmission scheme extending 250km from a plant at Shuweihat to Musaffah, Abu Dhabi. The Company is also constructing a sewage treatment plant and water pump station and installing power transmission lines in Qatar. Going forward, Marubeni will actively pursue environment-related projects, focusing particularly on water supply and sewage systems.

Significant demand growth is forecast in the consumer goods market. Against this backdrop, Marubeni will step up its activities in chemicals, for which the region is expected to serve as a global product supply source, and construction machinery, an area where demand is surging due to an infrastructure development boom, as well as agri-products and automobiles.

Marubeni is committed to expanding its activities across a variety of fields, including infrastructure development and consumer goods, in the Middle East and North Africa.

Major Subsidiaries and Affiliates

Agri-Marine Products Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Benirei Corporation	Domestic sale of seafood and processed seafood products, commercial cold storage	Japan	98.76%
	Marubeni Chikusan Corporation	Marketing of livestock, meat and processed products	Japan	100.00%
	Marubeni Egg Corporation	Production and sale of eggs	Japan	100.00%
	Marubeni Foods Corporation	Sale of general processed foods, coffee, fresh vegetables and fruit, green tea	Japan	99.99%
	Marubeni Foods Investment Co., Ltd.	Investment in retailers for the Agri-Marine Products Group of Marubeni	Japan	100.00%
	Marubeni-Mitsuhashi Rice, Inc.	Wholesale of rice and processed rice	Japan	51.00%
	Marubeni Nisshin Feed Co., Ltd.	Manufacture and sale of compound feed	Japan	60.00%
	Marubeni Retail Investment Corporation	Shareholding activities	Japan	100.00%
	Marukoh Fisheries Co., Ltd.	Import and processing of frozen and fresh tuna	Japan	100.00%
	Naex Nakamura Corporation	Wholesale, transportation and processing of frozen foods, refrigerated warehousing	Japan	83.52%
	Nippon Chunky Co., Ltd.	Broiler grandparent stock (GPS) farming, parent stock (PS) production	Japan	100.00%
	Pacific Grain Terminal Co., Ltd.	Port elevator operation, warehousing, customs clearance, other	Japan	78.40%
	Stork Corporation	Delivery of balanced-ingredient healthy meals	Japan	85.00%
	Tokyo Flour Milling Co., Ltd.	Production and sale of wheat flour, mixed flour and bran, sale of dried noodles, etc., warehousing (wheat silos)	Japan	59.36%
Overseas	Cia. Iguaçu de Café Solúvel	Manufacturing, export and domestic sales of instant coffee	Brazil	72.43%
	Columbia Grain International, Inc.	Grain trading	U.S.A.	100.00%
	North Pacific Seafoods, Inc.	Processing of Alaskan seafood, import and export of tuna, import of Japanese foods	U.S.A.	100.00%
	Rangers Valley Cattle Station Pty. Ltd.	Beef feedlot operation and beef production as a consigned abattoir, supply of high-class beef to Japan	Australia	100.00%
Affiliates				
Domestic	Central Japan Grain Terminal Co., Ltd.	Grain warehousing, stevedoring and transportation	Japan	50.00%
	The Daiei, Inc.	Operation of general merchandise stores	Japan	29.52%
	Hasegawa Co., Ltd.	Confectionery wholesaler	Japan	35.00%
	The Maruetsu, Inc.	Supermarket chain	Japan	29.99%
	Miyako Sugar Manufacturing Co., Ltd.	Manufacture and sale of sugar	Japan	24.04%
	The Nisshin OilliO Group, Ltd.	Business related to oil, meal and beans, health foods and fine chemicals	Japan	15.15%
	SFoods Inc.	Meat and variety meat processing and sale	Japan	15.12%
	Ten Corporation	Tempura and tempura bowl restaurant chain operator	Japan	15.00%
	Tobu Store Co., Ltd	Supermarket chain	Japan	30.30%
	Tokyo Allied Coffee Roasters Co., Ltd.	Manufacture and wholesale of roasted coffee	Japan	23.82%
	Toyo Sugar Refining Co., Ltd.	Sugar refining	Japan	39.32%
	Yamaboshiya Co., Ltd.	Wholesale of confectionery	Japan	47.64%
Overseas	Great Wall Dalian Investment Co., Ltd.	Investment in a broiler raising and processing company	China	40.00%
	Terlogs Terminal Maritimo Ltda.	Storage and loading of bulk cargoes, such as grain, fertilizer, etc.	Brazil	25.50%
	Viñas Argentinas S.A.	Production and sale of grape juice concentrate and wine	Argentina	40.00%
	Weifang Meicheng Foodstuffs Company Ltd.	Wholesale hatching and processing of chickens, sale of broilers and several processed foods	China	20.00%

Textile Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Benny Toyama Corporation	Manufacture of fishing nets and warp-knit products	Japan	96.68%
	Kyoto Marubeni Co., Ltd.	Wholesale of Japanese kimonos and related products	Japan	99.91%
	Marubeni Fashion Link, Ltd.	Wholesale of fabrics, textile products, garments and fashion accessories	Japan	100.00%
	Marubeni Fashion Planning Corp.	Consulting on fashion merchandising, planning, design and research	Japan	100.00%

	Marubeni Intex Co., Ltd.	Wholesale of industrial- and home interior-use ready-made textile goods and materials	Japan	100.00%
	Marubeni Mate Co., Ltd.	Design, production, sale and rental of uniforms, subcontracting of related clerical operations	Japan	100.00%
	Marubeni Tex Co., Ltd.	Wholesale of textile piece goods	Japan	100.00%
	Marubeni Textile Business Support Co., Ltd.	Provision of delivery and accounting support for textile operations	Japan	100.00%
	Pacific Clothing Inc.	Design, production and sale of casual wear	Japan	70.00%
Overseas	Marubeni Textile Asia Pacific Ltd.	Import, export and domestic trading of textile materials and garments	China	100.00%
	Marubeni Textile (Shanghai) Co., Ltd.	Import, export and domestic trading of textile materials and garments via bases in China	China	100.00%
	Shanghai Tong Nuan Hong Knitting Co., Ltd.	Production and sale of socks	China	90.00%
	Shanghai Xin Hong Textile Co., Ltd.	Spinning of synthetic yarn	China	65.00%
	Shanghai Xin Song Hong Textile Decorations Co., Ltd.	Manufacture of acrylic printed floor mats	China	86.78%
	Shanghai Xin Yuan Hong Yarn Dyeing Co., Ltd.	Dyeing of synthetic blends, cotton and wool yarn	China	50.00%
	Wonderful Saigon Garment Co., Ltd.	Production of uniforms and other clothing	Vietnam	51.00%
Affiliates				
Domestic	Fabricant Co., Ltd.	Production and sale of Lacoste-brand clothing	Japan	33.36%
Overseas	Erawan Textile Co., Ltd.	Spinning and weaving of cotton and polyester/cotton fabrics	Thailand	36.06%
	Jiangyin Nikke Worsted Spinning Co., Ltd.	Production and sale of combed wool	China	30.00%
	Thai Textile Development & Finishing Co., Ltd.	Dyeing and finishing of cotton and synthetic fabrics	Thailand	27.11%
	Tokai Dyeing Co., (Thailand) Ltd.	Dyeing, printing and finishing of cotton and synthetic fabrics	Thailand	31.14%

Forest Products & General Merchandise Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Forestnet Co., Ltd.	Internet sale and marketing of printing/writing paper, other related services	Japan	65.00%
	Fuji Coated Paper Co., Ltd.	Production, sale and marketing of coated paper	Japan	100.00%
	Fukuyama Paper Co., Ltd.	Manufacture of medium board and paper tube materials	Japan	55.00%
	Japan Indonesia Petrochemical Investment Corporation	Capital contributions toward P.T. Tanjungenim Lestari Pulp & Paper (PT TEL) and P.T. Musi Hutan Persada (PT MHP), preparation of loan facility for PT TEL and PT MHP	Japan	100.00%
	Koa Kogyo Co., Ltd.	Manufacture of medium board, containerboard and printing paper	Japan	79.95%
	Marubeni Building Materials Co., Ltd.	Wholesale of wood products and construction materials	Japan	100.00%
	Marubeni Cement & Construction Materials Co., Ltd.	Wholesale of cement and construction materials	Japan	90.00%
	Marubeni CLS Corporation	Sale of synthetic leather	Japan	100.00%
	Marubeni Footwear Inc.	Export, import and sale of footwear	Japan	100.00%
	Marubeni Lumber Co., Ltd.	Sawmilling and wholesale of logs and lumber	Japan	100.00%
	Marubeni Office Supply Co., Ltd.	Conversion and sale of information processing paper	Japan	100.00%
	Marubeni Paper & Pulp Logistics Co., Ltd.	Integrated logistics management of imported and domestic paper and pulp products	Japan	95.00%
	Marubeni Paper Recycle Co., Ltd.	Assortment and sale of wastepaper	Japan	100.00%
	Marubeni Pulp & Paper Sales Co., Ltd.	Wholesale of all types of paper	Japan	88.48%
	Marubeni Techno Rubber Corporation	Wholesale of rubber materials and chemicals	Japan	100.00%
	Mascot-Chemical Paper Co., Ltd.	Manufacture and sale of cash register paper	Japan	80.00%
	Mecca Corporation	Import and domestic sale of fitness equipment and sports/medical products, sale of golf grips and other products	Japan	100.00%
	Taiei Sangyo Co., Ltd.	Plastics thermoforming	Japan	100.00%
Overseas	Belterra Corporation	Sale of conveyor belts, parts and other industrial rubber products and the provision of related services	Canada	100.00%
	B-Quik Holdings Limited	Holding company of B-Quik Co., Limited, which is engaged in a service center automotive maintenance and repair chain in Thailand	Mauritius	90.00%
	Intragrated Resource Holdings, Inc.	Sale of printing paper	U.S.A.	100.00%
	Marubeni Business Machines (America), Inc.	Sale of copying machines and other office equipment to Central and South America	U.S.A.	100.00%
	Marubeni Footwear Resources Limited	Development and sourcing for footwear, bags and related materials	China	100.00%

	Marubeni International Commodities (Singapore) Pte. Ltd.	Sale of natural rubber and related products	Singapore	100.00%
	Marubeni Pulp & Paper North America, Inc.	Sale of paper, paperboard, pulp and wood chips	U.S.A.	100.00%
	Marubeni Pulp & Paper Sales Europe GmbH	Sale of thermal paper, inkjet paper and pulp	Germany	100.00%
	Nantong Jiehong Recycle Corporation	Collection and sale of wastepaper	China	75.00%
	Pan Pacific Fiber, Inc.	Collection and sale of wastepaper	U.S.A.	66.70%
	P.T. Musi Hutan Persada	Plantation investment and management, sale of pulp and logs from plantation forests	Indonesia	60.00%
	P.T. Tanjungenim Lestari Pulp & Paper	Production and sale of Acacia-based wood pulp	Indonesia	100.00%
	Shanghai Marubeni Paper Sales Co., Ltd.	Trading of paper and paperboard	China	70.00%
	Southern Plantation Forest Pty. Ltd.	Management of hardwood plantation, chip production and sale	Australia	57.19%
	UNIMAC Rubber Co., Ltd.	Production and sale of natural rubber	Thailand	75.00%
Affiliates				
Domestic	CAMS Chain Corporation	Wholesale of a full range of car accessories	Japan	33.30%
	Marusumi Paper Co., Ltd.	Manufacture and sale of printing paper and pulp	Japan	32.16%
	Sumatra Pulp Corporation	Capital contributions towards P.T. Tanjungenim Lestari Pulp & Paper	Japan	49.95%
	Well Corporation	Collection and sale of office wastepaper and classified documents	Japan	40.00%
Overseas	Amcel Participacoes LTDA	Holding company of AMCEL engaged in plantation maintenance, export of wood chips and biomass products	Brazil	50.00%
	Daishowa-Marubeni International Ltd.	Manufacture and sale of pulp	Canada	50.00%
	Konica Minolta Business Solutions Do Brasil Ltda.	Assembly and sale of copiers	Brazil	49.00%
	Marusumi Whangarei Co., Ltd.	Manufacture and sale of wood chips	New Zealand	49.00%
	N.V. Yokohama Belgium S.A.	Sale of Yokohama tires in Belgium and Luxembourg	Belgium	33.40%
	Thaimac STR Co., Ltd.	Production and sale of natural block rubber (STR)	Thailand	49.00%
	WA Plantation Resources Pty. Ltd.	Wood chip export and plantation	Australia	50.00%
	Yokohama Reifen GmbH	Sale of Yokohama tires, principally in Germany	Germany	25.00%
	Yokohama Tyre Australia Pty. Ltd.	Tire distributor	Australia	40.00%

Chemicals Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Chemix Corporation	Sale and foreign trade of organic and specialty chemicals	Japan	100.00%
	Marubeni Plax Corporation	Sale and foreign trade of plastic products and resin	Japan	100.00%
	Saitama Pet Bottle Recycle Co., Ltd.	Production and sale of PET flakes made from used PET bottles	Japan	100.00%
	Shinko Chemical Terminal Co., Ltd.	Management of storage terminals of chemical products	Japan	85.50%
Overseas	Agrovista B.V.	Holding company of agrochemicals distributors in the U.K. and the Netherlands	U.K.	100.00%
	Fujifilm Hungary Ltd. (Fujifilm Magyarorszag Kft.)	Sale of and services for Fujifilm products and related merchandise in Hungary	Hungary	100.00%
	Helena Chemical Company	Distribution of agrochemicals, fertilizer and seeds	U.S.A.	100.00%
	Jiangmen Senkei Chemical Tank Storage Co., Ltd.	Operation of molten caprolactam storage facilities	China	100.00%
	Marubeni Chemical Asia Pacific Pte. Ltd.	Import, export and offshore trade of organic and specialty chemicals, plastics and electronic-related materials	Singapore	100.00%
	Marubeni Chemicals & Plastics (Hong Kong) Ltd.	Import and export of chemicals, plastics and related materials	China	100.00%
	Marubeni Chemicals (Shanghai) Co., Ltd.	Import and export of chemicals, offshore trade, bonded-area trading and consulting	China	100.00%
	Marubeni Information Technology (Shanghai) Co., Ltd.	Import and export of electronic-related components and materials	China	100.00%
	Marubeni Specialty Chemicals (Europe) GmbH	Sale and foreign trade of specialty chemicals and electronic-related materials in Europe	Germany	100.00%
	Marubeni Specialty Chemicals Inc.	Sale and foreign trade of specialty chemicals and plastics in the U.S.A.	U.S.A.	100.00%
	Nantong Wanhong Agrochemical Co., Ltd.	Formulation and sale of agrochemicals	China	85.00%
	Polyglory (Hong Kong) Ltd.	Manufacture and sale of PE films	China	96.28%
	Tianjin Benny Trading Co., Ltd.	Import and export, storage and domestic sale of molten sulphur	China	67.20%
	ZAO FujiFilm RU	Sale of photosensitive materials and products	Russia	100.00%

Affiliates

Domestic	Japan Opto Display Technology Co., Ltd.	Manufacture and sale of liquid crystal color filters, processing of related components	Japan	30.00%
	Katakura Chikkarin Co., Ltd.	Production and sale of fertilizer, sale of LPG, feedstuffs and foods	Japan	25.19%
	Konan Laminate Co., Ltd.	Processing of lamination and manufacture of paper products	Japan	35.00%
	Polytech Incorporated	Manufacture and sale of polyester sheet	Japan	41.98%
	Shoei Chemical Co., Ltd.	Manufacture (OEM) of paint and paint thinner	Japan	27.00%
	Sun Agro Co., Ltd.	Production and sale of fertilizer, sale of agricultural chemicals, golf-related business	Japan	22.78%
Overseas	Agricultural Chemicals (Malaysia) Sdn. Bhd.	Manufacture and sale of agrochemicals	Malaysia	29.60%
	Beijing Asahi Glass Electronics Co., Ltd.	Manufacture and sale of multiform and frit glass	China	20.00%
	CMK Electronics (WUXI) Co., Ltd.	Development, manufacture and sale of PCB	China	20.00%
	Dampier Salt Limited	Production and sale of salt and gypsum	Australia	20.44%
	Kaofu Chemical Corporation	Manufacture and sale of polystyrene	Taiwan	30.51%
	Key Plastics (Dalian) Co., Ltd.	Manufacture and sale of tools and plastic products	China	20.00%
	MGC Advanced Polymers, Inc.	Manufacture and sale of MXD-6 polymers	U.S.A.	20.00%
	Nantong Benny Petrochemicals Harbour Storage Co., Ltd.	Storage and transport of petrochemical and chemical products	China	25.00%
	Nantong Rayon Chemical Co., Ltd.	Manufacture and sale of PMMA resin	China	20.00%
	P.T. Emblem Asia	Manufacture and sale of biaxially oriented nylon film	Indonesia	21.80%
	P.T. Fukusuke Kogyo Indonesia	Manufacture and sale of PE films	Indonesia	35.00%
	Sekisui S-LEC Mexico S.A. de C.V.	Manufacture and sale of polyvinyl butyral interlayer film	Mexico	29.08%
	Wuxi Zhenyu Chemical Co., Ltd.	Production and sale of sulphuric acid, SOP and hydrochloric acid	China	44.44%

Energy Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Energy Corporation	Sale of petroleum products, operation of oil terminals and service stations	Japan	66.60%
	Marubeni Ennex Corporation	Management and operation of oil and gas terminals	Japan	100.00%
	Marubeni Liquefied Gas Corporation	Sale of LPG, operation of LPG filling stations	Japan	100.00%
	Marubeni Utility Services, Ltd.	Sale of nuclear power plant-related components and services	Japan	100.00%
	Toh-hoku Sekiyugas Co., Ltd.	Sale of petroleum products and LPG	Japan	100.00%
Overseas	Energy U.S.A. Inc.	Nuclear energy-related business	U.S.A.	100.00%
	Marubeni Energy Europe Limited	Petroleum trading, primarily in Europe	U.K.	100.00%
	Marubeni International Petroleum (Singapore) Pte. Ltd.	Petroleum trading, primarily in Asia and Oceania	Singapore	100.00%
	Marubeni LNG International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.00%
	Marubeni North Sea Limited	Oil and gas development and production in the North Sea	U.K.	100.00%
	Marubeni Oil & Gas (USA) Inc.	Oil and gas development and production in the Gulf of Mexico	U.S.A.	100.00%
	MIECO Inc.	Petroleum trading, primarily in North America and the Pacific Rim	U.S.A.	100.00%
	MQL International B.V.	Investment in the Qatargas LNG Project	Netherlands	100.00%
	Ravva Oil (Singapore) Pte. Ltd.	Oil and gas development and production in India's Ravva oilfield	Singapore	100.00%
Affiliates				
Overseas	Shenzhen Sino-Benny LPG Co., Ltd.	Import and sale of LPG in China	China	49.00%

Metals & Mineral Resources Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Metals Corporation	Sale of nonferrous and light metal products	Japan	100.00%
	Marubeni Tetsugen Co., Ltd.	Sale of raw materials for steelmaking, ferro alloys and other minerals	Japan	100.00%
Overseas	Marubeni Aluminium Australia Pty. Ltd.	Investment in aluminum business in Australia, sale of aluminum ingots	Australia	100.00%
	Marubeni Coal Pty. Ltd.	Investment in coal business in Australia	Australia	100.00%
	Marubeni LP Holding B.V.	Investment in Los Pelambres copper mine in Chile	Netherlands	100.00%
	Marubeni Metals & Minerals (Canada) Inc.	Investment in aluminum business in Canada, sale of aluminum ingots	Canada	100.00%
	Marubeni Thermal Coal Pty. Ltd.	Investment in Dartbrook coal mine in Australia	Australia	100.00%

Affiliates

Overseas	East Cheer Investment Ltd.	Investment in Shenzhen KTM Glass Substrates Co., Ltd., a company that manufactures and sells glass disk substrates for hard disk drives	China	40.00%
	Silbasa-Silicio de Alta Pureza da Bahia S.A.	Production and sale of high-purity ferro silicon	Brazil	24.62%
	Toyo-Memory Technology Sdn. Bhd.	Production of aluminum disks for hard disk drives (HDDs)	Malaysia	40.00%

Transportation & Industrial Machinery Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Marubeni Aerospace Corporation	Sale, export, import and lease of aircraft, engines, onboard equipment, satellites and related parts	Japan	100.00%
	Marubeni Automotive Corporation	Import, export and domestic sale of automotive parts	Japan	100.00%
	Marubeni Construction Machinery Sales, Inc.	Sale of construction machinery	Japan	100.00%
	Marubeni Machinery Co., Ltd.	Sale and distribution of printing and industrial machinery	Japan	100.00%
	Marubeni Techno-Systems Corp.	Sale of machinery relating to media, food, beverage, packaging, chemical and environmental equipment	Japan	100.00%
	Shinnihon Reiki Co., Ltd.	Engineering and construction of industrial-use cooling towers and accessories	Japan	100.00%
Overseas	Advantage Funding Management, Inc.	Finance and lease of automobiles	U.S.A.	80.00%
	Avenue Machinery Corporation	Sale and related operations of agricultural equipment manufactured by Kubota Corporation and AGCO Corporation	Canada	100.00%
	Distribuidora Automoriz Marubeni Ltda.	Wholesale of automobiles	Chile	100.00%
	Gallery Automotive Group, LLC.	Sale and servicing of automobiles	U.S.A.	100.00%
	Long Island Automotive Group, Inc.	Sale and servicing of automobiles	U.S.A.	100.00%
	Marubeni Aerospace America Corporation	Export of aircraft, engines, onboard equipment, spacecraft products and related parts to Japan	U.S.A.	100.00%
	Marubeni Auto & Construction Machinery America Inc.	Sale, import and export of automobiles and construction machinery, investment	U.S.A.	100.00%
	Marubeni Auto and Construction Machinery (Russia) Co., Ltd.	Import and sale of and after-services for construction machinery	Russia	100.00%
	Marubeni Auto Finance, Ltda.	Provision of automobile financing services	Chile	100.00%
	Marubeni Auto Investment (UK) Ltd.	Sale and servicing of automobiles	U.K.	100.00%
	Marubeni Auto Ltda.	Sale of automobiles and related services	Chile	100.00%
	Marubeni Aviation International Ltd.	Aircraft lease/finance, export of helicopters, onboard equipment and related parts to Japan	U.K.	100.00%
	Marubeni Aviation Services Ltd.	Investment in aircraft engine development programs and leasing of aircraft	Cayman Islands	100.00%
	Marubeni Citizen-Cincom, Inc.	Sale of Citizen machine tools	U.S.A.	60.00%
	Marubeni Construction Machinery Poland SP.ZO.O.	Sales representative for agricultural machinery manufactured by Kubota Corporation and forklifts manufactured by Nissan Motor Co., Ltd.	Poland	100.00%
	Marubeni Disc Systems, Inc.	Sale of optical disc, CD and DVD machinery	U.S.A.	80.00%
	Marubeni Holding Ltda.	Import and sale of automobiles, trucks and related products, management of automobile financing operations	Chile	100.00%
	Marubeni Komatsu Ltd.	Import, sale and servicing of construction machinery	U.K.	100.00%
	Marubeni Motor Holdings, Inc.	Investment in automobile financing service companies	U.S.A.	100.00%
	N.V. Marubeni Auto and Construction Machinery (Europe) S.A.	Import, distribution and servicing of Nissan automobiles and parts	Belgium	100.00%
	N.V. Nissan Belgium S.A.	Wholesale and distribution of Nissan automobiles	Belgium	100.00%
	Toyota Ghana Company Ltd.	Import and distribution of Toyota vehicles	Ghana	100.00%
Affiliates				
Domestic	Ecomanage Corporation	Design, implementation, contracting and consulting for waste treatment business	Japan	40.00%
	Swissport Japan Co., Ltd.	Ground handling operations at airports	Japan	49.00%
Overseas	Citizen Machinery America, Inc.	Sale of and engineering services for machine tools	U.S.A.	49.00%
	CODACA Holding & Investment Co., Ltd.	Import, assembly and distribution of Hino trucks	Guatemala	49.00%
	Hitachi Construction Machinery (Australia) Pty. Ltd.	Sale and servicing of construction machinery in Australia	Australia	20.00%
	Kamco Co., Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	South Korea	20.00%

	Komatsu Construction Equipment Trading and Technical Service J.S.C.	Sale of construction machinery and provision of related services	Vietnam	30.00%
	Kubota Canada Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	Canada	20.00%
	Kubota Construction Machinery (Shanghai) Co., Ltd.	Import and sale of and after-services for Kubota small-scale construction machinery	China	25.00%
	Kubota (Deutschland) GmbH	Sale and servicing of Kubota tractors, generators, engines and construction machinery	Germany	20.00%
	Kubota Europe S.A.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	France	26.22%
	Kubota Tractor Australia Pty. Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	Australia	20.00%
	Kubota (U.K.) Ltd.	Sale and servicing of Kubota tractors, generators, engines and construction machinery	U.K.	40.00%
	Nissan Diesel America, Inc.	Import, distribution and servicing of Nissan Diesel trucks	U.S.A.	50.00%
	P.T. Kencana Internusa Artha Finance	Finance of vehicles	Indonesia	49.00%
	P.T. Surya Artha Nusantara Finance	Finance of construction machinery	Indonesia	40.00%
	Unipres Mexicana, S.A. de C.V.	Sale and manufacture of automotive body panels	Mexico	18.75%
	Unipres U.S.A. Inc.	Sale and manufacture of automotive body panels	U.S.A.	25.00%

Power Projects Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Fuel Cell Japan, Co., Ltd.	Operation and maintenance of molten carbonate fuel cells	Japan	100.00%
	Hamanasu Wind Power Corporation	Operation of a wind-generated power plant for Hokkaido Electric Power Co., Inc.	Japan	100.00%
	Marubeni Power Development Corporation	Development and operation of overseas IPP projects	Japan	100.00%
	Marubeni Power Systems Corporation	Engineering, procurement and construction services for overseas power projects	Japan	100.00%
	Mibugawa Power Company	Operation of Mibugawa Hydro Power Station	Japan	100.00%
	Minami-Kyushu Wind Power Corporation	Operation of a wind-generated power plant for Minami Kyushu Wind Power Company	Japan	80.00%
	Sarakitomanai Wind Power Corporation	Operation of a wind-generated power plant for Hokkaido Electric Power Co., Inc.	Japan	49.00%
	Yuya Wind Power Corporation	Operation of a wind-generated power plant for the Chugoku Electric Power Co., Inc.	Japan	90.00%
Overseas	Axia Power Holdings, B.V.	Company with holdings in overseas power assets	Netherlands	100.00%
	Geoenergia de Guanacaste Ltda.	Geothermal IPP in Costa Rica	Costa Rica	100.00%
	HiMC Solutions Company Limited	Systems integrater in Vietnam	Vietnam	68.00%
	Maredi Telecom & Broadcasting (Pty.) Ltd.	Sale and engineering of telecom and broadcasting systems in Africa	South Africa	51.00%
	Marpless Communication Technologies (Pty.) Ltd.	Sale and engineering of information systems in Africa	South Africa	51.00%
	Marubeni Asian Power Ltd.	Marketing and development of power projects in the Asia Pacific region	Hong Kong	100.00%
	Marubeni Energy Alternatives, Inc.	Development and investment for new technology and renewable energy business in the U.S.A.	U.S.A.	100.00%
	Marubeni Energy Services Corporation	Operation and maintenance of Mindanao Geothermal Power Plant Units 1 and 2	Philippines	100.00%
	Marubeni Europower Ltd.	Marketing and development of power projects in Europe, the Middle East and Africa	U.K.	100.00%
	Marubeni Power Asset Management Ltd.	Management of Marubeni's global IPP assets	Hong Kong	100.00%
	Marubeni Power International Inc.	Marketing and development of power projects in continental North America and South America	U.S.A.	100.00%
	Marubeni Sustainable Energy, Inc.	Energy supply business with distributed generation facilities and biomass power plants in the U.S.A.	U.S.A.	100.00%
	Mindanao I Geothermal Partnership	Geothermal IPP in Mindanao, Philippines	Philippines	100.00%
	Mindanao II Geothermal Partnership	Geothermal IPP in Mindanao, Philippines	Philippines	100.00%
	P.T. Matlamat Cakera Canggih	Marketing, development, contracting and project execution of power projects in Indonesia	Indonesia	75.00%
	San Roque Power Corporation	Hydro IPP in Luzon, the Philippines	Philippines	92.50%
	Sithe Ichon Cogeneration Co., Ltd.	IPP in Ichon City, South Korea	South Korea	100.00%

	Sithe Yosu Cogeneration Co. Ltd.	Independent steam supply business in Yosu City, South Korea	South Korea	100.00%
	SmartestEnergy Ltd.	Electricity consolidation and trading service in the U.K.	U.K.	100.00%
	Smithfield Power Partnership	IPP in New South Wales, Australia	Australia	100.00%
Affiliates				
Domestic	Misaki Wind Power Corporation	Operation of a wind-generated power plant for Shikoku Electric Power Co., Inc.	Japan	49.00%
Overseas	Asia Gulf Power Holding Company Limited	Investment in Taweelah B IWPP (power and water) project in Abu Dhabi	Cayman Islands	35.00%
	Asian Gulf Power Service Company Limited	Operation and maintenance of Taweelah B IWPP plant	Cayman Islands	35.00%
	Carthage Power Company sarl	IPP in Tunisia	Tunisia	40.00%
	Crimsonpower Holdings Company, Inc.	Holding company for the Ilijan, Pagbilao and Sual power plants in the Philippines	Philippines	50.00%
	Eastern Power and Electric Company Limited	IPP in Bang Bo, Thailand	Thailand	28.00%
	Gangwon Wind Power Co., Ltd.	Operation of a wind-generated power plant in Gangwon, South Korea	South Korea	30.00%
	Mesaieed Power Holdings Company	IPP in Mesaieed, Qatar	Qatar	40.00%
	Millmerran Power Partnership	IPP in Queensland, Australia	Australia	30.00%
	PPN Power Generating Company Limited	IPP in Pillaiperumalnallur, India	India	26.00%
	Rabigh Arabian Water & Electricity Co.	IWPP (power and water) for chemical complex in Saudi Arabia	Saudi Arabia	30.00%
	Tapal Energy (Private) Ltd.	IPP in Pakistan	Pakistan	40.00%
	Uni-Mar Enerji Yatirimlari A.S.	IPP in Marmara Ereglisit, Turkey	Turkey	33.30%
	Youngduk Wind Power Co., Ltd.	Operation of a wind-generated power plant in Youngduk City, South Korea	South Korea	34.00%

Plant, Ship & Infrastructure Projects Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Koyo Line Ltd.	Ship management, brokerage and trade of ship equipment and others	Japan	100.00%
	Marubeni Protechs Corporation	Import, export and domestic sale of plant-related equipment and machinery, plant construction for overseas bases of Japanese companies and Official Development Assistance (ODA) related operations	Japan	100.00%
	Marubeni Tekmatex Corporation	Import, export and domestic sale of textile machinery	Japan	100.00%
	Marubeni Transport Engineering Co., Ltd	Planning and development of transport systems	Japan	100.00%
Overseas	Aguas Decima S.A.	Water and wastewater works in Valdivia, 10th Region, Chile	Chile	100.00%
	MARCOP Inc.	Production and sale of pulverized coal to U.S. Steel's Gary Works	U.S.A.	100.00%
	Marubeni Plant Contractor Inc.	Civil engineering and installation of plants in the U.S.A.	U.S.A.	100.00%
	MCP Iron Oxide, Inc.	Investment in American Iron Oxide Company, a joint venture manufacturing high-purity iron oxide	U.S.A.	100.00%
	Midwest Railcar Corporation	Leasing, brokerage and management of railcars	U.S.A.	100.00%
	Royal Maritime Corporation	Ship leasing and financing	Liberia	100.00%
	Tekmatex, Inc.	Import and sale of textile machinery, components and others	U.S.A.	100.00%
Affiliates				
Domestic	JMD Greenhouse Gases Reduction Co., Ltd.	Purchase and sale of Certified Emission Reduction (CER) credits obtained by the decomposition of HFC-23	Japan	43.00%
	KAFCO Japan Investment Co., Ltd.	Investment and related services for Karnaphuri Fertilizer Co., Ltd.	Japan	26.80%
	Kaji Technology Corporation	Manufacture and sale of pressing machines, textile machines, cast products and industrial machinery	Japan	37.64%
Overseas	Aquasistema Salina Cruz S.A. de C.V.	Build-operate-transfer (BOT) water recycling and desalination project for Petróleos Mexicanos (PEMEX)	Mexico	50.00%
	Chengdu Générale des Eaux-Marubeni Waterworks Co., Ltd.	BOT water supply project for the Chengdu Municipal Government, Sichuan Province	China	40.00%
	Companiá de Nitrógeno de Cantarell S.A. de C.V.	Production and supply of nitrogen for PEMEX of Mexico	Mexico	35.00%
	Marubeni TEKMATEX (Thailand) Co., Ltd.	Sale and technical services for textile plants and machinery	Thailand	49.00%
	Sakhalin Shelf Service Company	Management of equipment supply base for Sakhalin Project	Russia	25.00%

Information & Communication Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	com Partners Co., Ltd.	Outsourcing of Internet/telephone support services and SPO (sales process outsourcing) for mobile phone sales	Japan	100.00%
	Global Access Ltd.	Providing international/domestic combined bandwidth via own fiber-optic cable network	Japan	99.90%
	Marubeni Information Systems Co., Ltd.	Operation and development of information and communication systems	Japan	100.00%
	Marubeni Solutions Corporation	Sale of computers, network products, semiconductor-related products, and SI	Japan	100.00%
	Marubeni Telecom Co., Ltd.	Sale of telecommunications services and equipment, IT solutions and mobile content	Japan	70.00%
	Mighty Card Corporation	Planning, development and sale of wireless IC tag solutions	Japan	87.80%
	Mystery Channel, Inc.	Broadcast of Mystery Channel on satellite broadcasting and CATV	Japan	67.30%
	VECTANT Ltd.	Internet access service, ASP, iDC and IP-VPN service provider	Japan	100.00%
Overseas	Marubeni Solutions USA Corporation	Marketing and sale of advanced electronic equipment/devices	U.S.A.	100.00%
Affiliates				
Domestic	Marunouchi Direct Access Ltd.	Area local exchange carrier, providing last-mile solutions to supply dark fiber and co-location service in Marunouchi, Tokyo	Japan	49.00%
	Marubeni Infotec Corporation	Wholesale of PCs and peripheral equipment, electronic components and software	Japan	46.90%
Overseas	LCA Holdings Pty. Ltd.	Manufacture and sale of lighting equipment and fixtures	Australia	45.00%

Development & Construction Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	FUYO KANKO Co., Ltd.	Operation of Fuyo Country Golf Club	Japan	74.50%
	IMT Corporation	Holding and leasing of commercial facilities in LIVE HILLS, a large-scale residential complex developed by Marubeni in Sapporo City, Hokkaido, and rebroadcasting of CATV programs	Japan	100.00%
	Japan REIT Advisors Co., Ltd.	Asset management business of the assets owned by United Urban Investment Corporation	Japan	51.00%
	KOEI Co., Ltd.	Operation of golf courses	Japan	100.00%
	Marubeni Community Co., Ltd.*	Property management of condominiums, buildings and complexes	Japan	99.30%
	Marubeni Properties Co., Ltd.	Management and brokerage of real estate, sale of trust beneficiary interest in real estate	Japan	65.00%
	Marubeni Real Estate Co., Ltd.	Development, leasing and rental of real estate	Japan	100.00%
	Marubeni Real Estate Sales Co., Ltd.	Sales agent and planning, consultation and coordination of real estate	Japan	100.00%
	Tsunagu Network Communications, Inc.	MDU (Multiple Dwelling Unit) broadband Internet service provider	Japan	60.00%
Overseas	P.T. Megalopolis Manunggal Industrial Development	Development, sale and management of MM 2100 Industrial Town	Indonesia	60.00%
	Shanghai House Property Development Co., Ltd.	Housing development in Shanghai, China	China	60.00%
Affiliates				
Domestic	TIPNESS Limited	Operation of sports club and facilities	Japan	28.60%
Overseas	P.T. Mekanusa Cipta	Development of a residential estate in Cibubur, Bogor	Indonesia	26.00%

Finance, Logistic & New Business Division

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	Higashi Ginza Printing and Publishing Co., Ltd.	Planning, design, production and printing of advertisements, catalogs and other printed media, related marketing support and data analysis	Japan	72.80%
	iSigma Capital Corporation	Investment fund management company	Japan	100.00%
	Logipartners, Inc.	Management and operation of various logistics centers, provision of distribution and related consulting services	Japan	100.00%
	Marnix Corporation	Insurance brokerage, risk consulting	Japan	100.00%
	Marubeni Document Systems Inc.	Preparation of shipping documentation	Japan	100.00%
	Marubeni Hospital Partners Corporation	Sale of medical materials and equipment, related hospital management consulting services	Japan	100.00%

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
	Marubeni Logistics Corporation	Warehousing and logistics services	Japan	100.00%
	Marubeni Safenet Co., Ltd.	Insurance agency	Japan	100.00%
Overseas	CoActiv Capital Partners, LLC	Vendor finance, small ticket leasing, collection servicer	U.S.A.	100.00%
	MAC Trailer Leasing, LLC	Refrigerated trailer leasing	U.S.A.	100.00%
	Marnix Europe Ltd.	Insurance brokerage	U.K.	100.00%
	Marubeni Capital America Corporation	Investment in private equity funds and hedge funds	U.S.A.	100.00%
	Marubeni International Finance p.l.c.	General finance operations	U.K.	100.00%
	Marubeni Transport Service Corporation	Logistics services	U.S.A.	100.00%
	M&C Shanghai Ltd.	Business consulting service in the east China region	China	100.00%
	M&C South China Ltd.	Business consulting service in the south China region	China	100.00%
	New Marble Insurance Company Pte. Ltd.	Marine cargo reinsurance company for Marubeni Group companies	Singapore	100.00%
Affiliates				
Domestic	Avanti Staff Corporation	Temporary staff placement, recruitment services, outsourcing and training services	Japan	42.54%
	GCI Capital Co., Ltd.	Investment advisory house, provision of foreign exchange margin trading services	Japan	22.05%
	Given Imaging KK	Sales company in Japan for capsule endoscopes	Japan	34.01%
	MG Leasing Corporation	General leasing	Japan	25.00%
Overseas	Eastern Sea Laem Chabang Terminal Co., Ltd.	Container terminal operation in Thailand	Thailand	30.00%
	Guanzhou Yi Shi Hong International Logistics Co., Ltd.	Logistics services	China	50.00%
	Rexit International Sdn Bhd	Systems development for insurance companies	Malaysia	49.00%
	Shanghai Waihong International Logistics Co., Ltd.	Warehousing and logistics services	China	25.00%
	Thai Logistics Service Co., Ltd.	Export and domestic logistics operations in Thailand	Thailand	36.75%

Iron & Steel Strategies and Coordination Department

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Affiliates				
Domestic	Marubeni Construction Material Lease Co., Ltd.	Leasing and sale of temporary construction materials	Japan	35.28%
	Marubeni-Itochu Steel Inc.	Manufacture, processing, import, export and sale of steel products	Japan	50.00%
Overseas	Thai Cold Rolled Steel Sheet Public Co., Ltd.	Manufacture of cold-rolled steel sheet	Thailand	37.57%

Others

	Company Name	Description of Operations	Country/ Area	Percentage of Voting Rights
Consolidated Subsidiaries				
Domestic	MARICS Co., Ltd.	Credit management-related consulting and services	Japan	100.00%
	Marubeni Financial Service Corporation	Loan and zero-balance transactions, provision of financial accounting support and consulting for the Marubeni Group	Japan	100.00%
	Marubeni Personnel Management Corporation	Services and consulting regarding personnel management	Japan	100.00%
	Marubeni Service Corporation	Provision of management services for Marubeni-owned facilities and general affairs-related and other administrative services, sale of items related to general affairs operations	Japan	100.00%
Affiliates				
Overseas	Shanghai Baihong Trading Co., Ltd.	Wholesale of cosmetic and toiletry products in China, import and export of various products	China	49.00%

(As of July 1, 2007. Benny estate service Co., Ltd., however, changed its name to Marubeni Community Co., Ltd. identified with an asterisk (*), on July 17, 2007.)

Financial Section

CONTENTS

Management's Discussion and Analysis of Financial Position and Business Results

All statements herein regarding future events reflect the judgment of Marubeni and its consolidated subsidiaries as of March 31, 2007.

1. Overview of Business Results

(1) Business Results

Impacted by increased demand for energy and natural resources and significant hikes in the prices of such primary commodities as crude oil, raw materials for steelmaking and non-ferrous metals, the overall global economy experienced a persistent upswing throughout the fiscal year ended March 31, 2007. Despite a downturn in the United States, economies in Europe expanded at an accelerated pace, while emerging markets enjoyed steady growth.

Interest rate hikes through mid-2006 were effective in significantly curbing housing investment in the United States. This slowdown was in part offset by robust earnings in the corporate sector and improvements in disposable incomes, which contributed to a generally stable standard of living. Despite a slowdown in economic conditions, the U.S. economy maintained its underlying strength.

In Europe, the positive turnaround in export activity, particularly in Germany, had a favorable effect on capital investment. This contributed to more robust economic conditions. In light of the moderate pace at which consumer prices continued to rise, the European Central Bank held interest rate increases to modest levels as a preventive measure against inflation.

In Asia, economic expansion continued, spearheaded by China and India. While the Chinese government had indicated it would pursue a fundamental policy shift focusing on the household sector as a key growth engine, in reality, corporate sector fixed-asset investment and export activity continued to drive the nation forward. The surge in export activity has contributed to surpluses in both the current account and trade as well as a significant increase in foreign currency exchange reserves. Under these conditions, the Chinese government has steadily accelerated the pace of yuan appreciation. India has also recorded accelerated growth driven by healthy expansion in the service and manufacturing sectors. In other countries across Asia, the region continued to experience a stable upward economic spiral.

In Russia and other basic-material exporting countries, exports increased, benefiting from expanding global demand for primary commodities and sharply rising prices. This fed over into domestic demand and supported strong economic expansion. While export activity in Brazil faltered due to appreciation in the real, domestic consumption rose, spurred by the easing of monetary conditions, contributing to moderate economic growth.

In the fiscal year ended March 31, 2007, the Japanese economy continued to expand, underpinned by capital investment and export activity. Capital investment was buoyed by stable earnings in the corporate sector and a positive upswing in corporate willingness to invest, while exports were supported by growth in the global economy and the weak yen. Benefiting from firm economic expansion, employment conditions steadily improved. Recovery in personal consumption, however, progressed at a slow pace, reflecting sluggish gains in salaries and wages.

With excess supply conditions in the Japanese economy tapering off, and signs of the prolonged period of deflation coming to an end, the Bank of Japan decided to lift its zero interest rate policy. Despite this shift, increases in interest rates were held to nominal levels. As a result, the domestic economy remained steady, supported by the weak yen.

In this climate, the Company's consolidated total volume of trading transactions increased ¥868.4 billion, or 10.0%, year on year to ¥9,554.9 billion ($80,974 million). Gross trading profit grew ¥29.1 billion, or 5.8%, to ¥531.2 billion ($4,501 million).

Buoyed by a ¥31.6 billion improvement in expenses and other from a year earlier, income from continuing operations before income taxes and minority interests surged ¥60.8 billion, or 45.7%, to ¥193.8 billion ($1,643 million).

As a result, net income for the fiscal year under review, jumped ¥45.5 billion, or 61.7%, to ¥119.3 billion ($1,011 million).

Furthermore, "Revenues," as defined under U.S. GAAP were ¥3,658.9 billion ($31,007 million), ¥519.0 billion, or 16.5%, higher than a year earlier.

(2) Business Results by Operating Segment

Agri-Marine Products trading transactions increased ¥78.1 billion, or 7.9%, to ¥1,068.9 billion ($9,058 million). The bulk of transactions were centered on livestock feed and fodder as well as food supply and product trading related to the Group's Daiei operations. Gross trading profit edged up ¥3.1 billion, or 4.4%, to ¥72.4 billion ($614 million). Despite a decline in earnings following the reclassification of certain subsidiaries to affiliated companies, the rise was mainly attributable to contributions from the aforementioned livestock feed and fodder as well as beverage-related activities. Buoyed by an increase in operating profit reflecting improvements in gross trading profit, a gain on sales of Daiei shares and an upswing in equity in earnings of affiliated companies-net, segment net income increased ¥4.3 billion, or 73.7%, to ¥10.1 billion ($85 million).

Textile trading transactions rose ¥17.9 billion, or 5.0%, to ¥376.1 billion ($3,187 million), on the back of an increase in apparel trading. Gross trading profit declined ¥1.6 billion, or 6.1%, to ¥24.8 billion ($210 million), impacted by restructuring initiatives. In the fiscal year under review, Marubeni incurred another net loss in this segment of ¥2.4 billion ($21 million), deteriorating ¥0.8 billion or 49.4% from a year earlier.

Forest Products & General Merchandise trading transactions were up ¥61.1 billion, or 7.6%, to ¥869.3 billion ($7,367 million), driven by rubber- and building materials-related trading transactions. Gross trading profit increased ¥6.1 billion, or 12.7%, to ¥54.2 billion ($459 million) due to inclusion of the Musi Pulp Project in the Company's scope of consolidation. Following Marubeni's withdrawal from the leisure business in the previous fiscal year and increased contributions from equity in earnings of a pulp manufacturing-related affiliate in North America, segment net income jumped ¥9.2 billion, to ¥9.6 billion ($81 million).

Chemicals trading transactions climbed ¥75.0 billion, or 9.6%, to ¥857.0 billion ($7,263 million). This was mainly attributable to continued price rises for petrochemical products. Gross trading profit inched up ¥0.4 billion, or 1.5%, to ¥30.0 billion ($255 million), due to robust results in electronic materials. While the upswing in gross

Operating Segment Information

	Billions of yen		Millions of U.S. dollars
	FY2006	FY2005	FY2006
Total volume of trading transactions			
Agri-marine products	**¥1,068.9**	¥ 990.8	**$ 9,058**
Textile	**376.1**	358.2	**3,187**
Forest products & general merchandise	**869.3**	808.2	**7,367**
Chemicals	**857.0**	782.0	**7,263**
Energy	**2,420.9**	2,191.7	**20,516**
Metals & mineral resources	**993.3**	732.0	**8,418**
Transportation & industrial machinery*	**673.9**	697.5	**5,711**
Power projects*	**272.9**	247.2	**2,313**
Plant, ship & infrastructure projects*	**678.6**	711.8	**5,751**
Information & communication*	**225.5**	229.2	**1,911**
Development & construction	**167.7**	163.3	**1,421**
Finance, logistics & new business	**45.8**	25.8	**389**
Iron & steel strategies and coordination	**0.8**	0.9	**7**
Overseas corporate subsidiaries and branches	**1,330.5**	1,148.8	**11,275**
Corporate and elimination	**(426.3)**	(400.8)	**(3,613)**
Consolidated	**¥9,554.9**	¥8,686.5	**$80,974**
Gross trading profit			
Agri-marine products	**¥ 72.4**	69.3	**$ 614**
Textile	**24.8**	26.4	**210**
Forest products & general merchandise	**54.2**	48.1	**459**
Chemicals	**30.0**	29.6	**255**
Energy	**85.5**	71.5	**724**
Metals & mineral resources	**18.2**	24.4	**154**
Transportation & industrial machinery*	**55.5**	58.1	**471**
Power projects*	**27.6**	24.1	**234**
Plant, ship & infrastructure projects*	**17.7**	16.8	**150**
Information & communication*	**28.1**	27.0	**238**
Development & construction	**31.5**	27.6	**267**
Finance, logistics & new business	**9.9**	7.1	**84**
Iron & steel strategies and coordination	**0.8**	0.9	**7**
Overseas corporate subsidiaries and branches	**84.2**	79.9	**713**
Corporate and elimination	**(9.2)**	(8.9)	**(78)**
Consolidated	**¥ 531.2**	¥ 502.0	**$ 4,501**

Note: The figures for trading transactions have been prepared according to accounting principles generally accepted in Japan (Japan GAAP).
*FY2005 figures have been altered to reflect the new divisional organization applied from FY2006, on the basis of actual results for FY2005.

Net Income by Operating Segment (FY2005—FY2006 actual)



FY2005
FY2006
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
(5.0)
5.8
10.1
(1.6)
(2.4)
0.4
9.6
3.7
1.4
26.7
31.6
16.1
24.9
7.6
10.0
5.8
6.4
2.6
1.7
0.4
2.5
1.1
3.2
4.0
4.6
17.0
14.9
4.0
6.8
Agri-marine products
Textile
Forest products & general merchandise
Chemicals
Energy
Metals & mineral resources
Transportation & industrial machinery*
Power projects*
Plant, ship & infrastructure projects*
Information & communication*
Development & construction
Finance, logistics & new business
Iron & steel strategies and coordination
Overseas corporate subsidiaries and branches

*FY2005 figures have been altered to reflect the new divisional organization applied from FY2006, on the basis of actual results for FY2005.

trading profit contributed to improved operating profit, segment net income declined ¥2.3 billion, or 62.1% to ¥1.4 billion ($12 million), reflecting a loss on the devaluation of electronic material-related investments.

Energy trading transactions rose ¥229.3 billion, or 10.5%, to ¥2,420.9 billion ($20,516 million), due to the increase in oil- and gas-related trading. Gross trading profit grew ¥14.0 billion, or 19.6%, to ¥85.5 billion ($724 million), reflecting the increase in development interests. Buoyed by this growth in gross trading profit and the positive impact on operating profit and contributions of increased dividends, net income climbed ¥5.0 billion, or 18.6%, to ¥31.6 billion ($268 million).

Metals & Mineral Resources trading transactions rose ¥261.3 billion, or 35.7%, to ¥993.3 billion ($8,418 million), due mainly to an increase in the price of non-ferrous metals. Reflecting the absence of one-off income in the previous fiscal year and the decline in earnings from overseas smelting subsidiaries, gross trading profit fell ¥6.2 billion, or 25.3%, to ¥18.2 billion ($154 million). Despite this drop, which contributed to a decrease in operating profit, segment net income surged ¥8.8 billion, or 54.5%, to ¥24.9 billion ($211 million), reflecting an increase in equity in earnings of affiliated companies in the copper concentrate business on the back of rising copper prices and the absence of an impairment loss related to overseas subsidiaries incurred in the previous fiscal year.

Transportation & Industrial Machinery trading transactions declined ¥23.6 billion, or 3.4%, to ¥673.9 billion ($5,711 million), owing to a partial withdrawal from the automobile-related business. While Marubeni enjoyed increased earnings from construction and industrial machinery-related operations, this was more than offset by the aforementioned partial withdrawal from automobile-related business. As a result, gross trading profit decreased ¥2.6 billion, or 4.4%, to ¥55.5 billion ($471 million). Segment net income climbed ¥2.4 billion, or 31.4%, to ¥10.0 billion ($85 million), owing to a gain on sales of available-for-sale securities and an increase in equity in earnings of affiliated construction and agricultural machinery-related companies.

Power Projects trading transactions rose ¥25.7 billion, or 10.4%, to ¥272.9 billion ($2,313 million), mainly on the back of increased transactions undertaken by overseas subsidiaries. Gross trading profit increased ¥3.5 billion, or 14.7%, to ¥27.6 billion ($234 million), reflecting contributions from overseas engineering, procurement, construction (EPC) projects and increased earnings in line with revenue growth. Buoyed by this upswing in gross trading profit, operating profit saw a parallel improvement. Together with the increase in equity earnings of affiliated companies, segment net income climbed ¥0.6 billion, or 9.8%, to ¥6.4 billion ($54 million).

Plant, Ship & Infrastructure Projects trading transactions declined ¥33.2 billion, or 4.7%, to ¥678.6 billion ($5,751 million), impacted by falling transaction volumes at domestic subsidiaries. Buoyed by contributions mainly from cement plant projects in the Middle East and natural resource-related projects in South America, gross trading profit climbed ¥0.9 billion, or 5.2%, to ¥17.7 billion ($150 million). Despite this increase in gross trading profit resulting in operating profit growth, segment net income declined ¥0.9 billion, or 33.7%, to ¥1.7 billion ($14 million), reflecting a decline in equity in earnings of projects in Central America.

Information & Communication trading transactions edged down ¥3.7 billion, or 1.6%, to ¥225.5 billion ($1,911 million), impacted by a drop in solutions business-related trading. Gross trading profit on the other hand rose ¥1.0 billion, or 3.8%, to ¥28.1 billion ($238 million), on the back of increased contributions from domestic subsidiaries. In addition to operating profit growth reflecting improvements in gross trading profit, segment net income jumped ¥2.1 billion, or 572.1%, to ¥2.5 billion ($21 million). This increase was also attributable to a gain on sales of broadcasting-related investments and the absence of a loss on the devaluation of an optical transmission device-related investment as incurred in the previous year.

Development & Construction trading transactions increased ¥4.4 billion, or 2.7%, to ¥167.7 billion ($1,421 million), due to robust domestic and overseas condominium and housing development sales. Buoyed by the increase in transaction volume, gross trading profit climbed ¥3.8 billion, or 13.9%, to ¥31.5 billion ($267 million). Segment net income surged ¥2.1 billion, or 185.0%, to ¥3.2 billion ($27 million), owing to operating profit growth, the result of increased gross trading profit, and the absence of the loss on devaluation of real estate for sale posted in the previous fiscal year.

Finance, Logistics & New Business trading transactions increased ¥20.1 billion, or 77.9%, to ¥45.8 billion ($389 million), fueled by increased business activities among domestic subsidiaries. In line with revenue growth, gross trading profit climbed ¥2.8 billion, or 40.2%, to ¥9.9 billion ($84 million). Buoyed by the resultant increase in operating profit and an upswing in fund earnings, segment net income rose ¥0.6 billion, or 16.1%, to ¥4.6 billion ($39 million).

Iron & Steel Strategies and Coordination trading transactions declined ¥0.1 billion, or 10.1%, to ¥0.8 billion ($7 million). Gross trading profit also fell ¥0.1 billion, or 10.1%, to ¥0.8 billion ($7 million). Impacted by this drop in gross trading profit, which contributed to lower operating profit and an increase in income taxes, segment net income decreased ¥2.1 billion, or 12.5%, to ¥14.9 billion ($126 million).

Overseas Corporate Subsidiary and Branch trading transactions rose ¥181.7 billion, or 15.8%, to ¥1,330.5 billion ($11,275 million), due mainly to increased activity in metals and construction machinery-related operations in the United States. Gross trading profit climbed ¥4.2 billion, or 5.3%, to ¥84.2 billion ($713 million), in line with growth in trading transactions. The increase in gross trading profit was offset by higher selling, general and administrative expenses. As a result, operating profit declined year on year. Benefiting from the absence of an impairment loss on business rights incurred in the previous fiscal year, segment net income rose ¥2.8 billion, or 68.8%, to ¥6.8 billion ($57 million).

Business results by geographic region are as follows.

Japan

Trading transactions declined ¥81.0 billion, or 1.0%, to ¥8,355.4 billion ($70,808 million), primarily reflecting the drop in energy-related transactions. Operating profit grew ¥11.1 billion, or 21.2%, to ¥63.6 billion ($539 million), on the back of increased earnings from agri-marine products and development and construction-related operations.

North America
Trading transactions climbed ¥219.8 billion, or 18.9%, to ¥1,381.4 billion ($11,707 million), spurred by higher local subsidiary and energy-related transactions. Operating profit rose ¥10.6 billion, or 33.4%, to ¥42.2 billion ($357 million), largely from increased energy-related earnings.

Europe
Trading transactions edged up ¥1.7 billion, or 0.4%, to ¥444.3 billion ($3,765 million). A drop in transportation and industrial machinery transactions was offset by higher contributions from power projects. Operating profit decreased ¥1.3 billion, or 6.7%, to ¥17.5 billion ($149 million), impacted mainly by lower transportation and industrial machinery-related earnings.

Asia and Oceania
Trading transactions improved ¥216.2 billion, or 32.5%, to ¥881.7 billion ($7,472 million), owing to an increase in energy, forest products and general merchandise and pulp and paper transactions. Operating profit rose ¥1.2 billion, or 3.8%, to ¥33.0 billion ($280 million), as the impact of lower metal resource-related earnings was outweighed by growth in forest products and general merchandise and pulp and paper income.

Other Regions
Trading transactions edged up ¥1.4 billion, or 0.6%, to ¥225.7 billion ($1,913 million), mainly due to a higher volume of agri-marine product-related transactions. Operating profit climbed ¥0.4 billion, or 4.0%, to ¥11.2 billion ($95 million), lifted by higher earnings from primarily agri-marine products.

Please note that figures for trading transactions and operating profit have been prepared according to accounting principles generally accepted in Japan (Japan GAAP).

Trading Transactions by Geographic Region

	Billions of yen		Millions of U.S. dollars
	FY2006	FY2005	FY2006
Japan	**¥8,355.4**	¥8,436.4	**$70,808**
North America	**1,381.4**	1,161.7	**11,707**
Europe	**444.3**	442.6	**3,765**
Asia and Oceania	**881.7**	665.5	**7,472**
Other Regions	**225.7**	224.3	**1,913**

Operating Profit by Geographic Region

	Billions of yen		Millions of U.S. dollars
	FY2006	FY2005	FY2006
Japan	**¥63.6**	¥52.5	**$539**
North America	**42.2**	31.6	**357**
Europe	**17.5**	18.8	**149**
Asia and Oceania	**33.0**	31.8	**280**
Other Regions	**11.2**	10.8	**95**

Note: The figures for trading transactions and operating profit have been prepared according to accounting principles generally accepted in Japan (Japan GAAP).

(3) Cash Flows

Cash and cash equivalents at the end of the fiscal year stood at ¥415.0 billion ($3,517 million), up ¥46.0 billion, or 12.5%, compared with the end of the previous fiscal year.

Cash Flows from Operating Activities
Net cash provided by operating activities was ¥152.1 billion ($1,289 million). This was mainly attributable to robust results in energy- and natural resource-related businesses.

Cash Flows from Investing Activities
Net cash used in investing activities amounted to ¥135.1 billion ($1,145 million), as the gain on sale of a leasing company in the United States helped offset the acquisition of Daiei shares and aggressive equity investment in a company boasting uranium mining rights.

Cash Flows


Net cash provided by investing activities
Net cash provided by operating activities
250.0
200.0
150.0
100.0
50.0
0.0
(50.0)
(100.0)
58.0
259.5
201.6
Depreciation and amortization
54.3
Net income
34.6
Free C/F*
46.0
219.9
173.8
Depreciation and amortization
64.4
Net income
41.2
Free C/F*
133.4
Depreciation and amortization
72.7
Net income
73.8
(193.8)
(60.4)
Free C/F*
Depreciation and amortization
101.1
152.1
(135.1)
Net income
119.3
16.9
Free C/F*
FY2003
FY2004
FY2005
FY2006
*C/F: Cash flow

These activities resulted in positive free cash flows of ¥16.9 billion ($143 million).

Cash Flows from Financing Activities

Net cash provided by financing activities was ¥24.8 billion ($210 million). While Marubeni undertook the repayment of short-term loans from cash on hand, the inflow is attributable to higher proceeds from long-term debt, reflecting increased investment.

2. Dividend Policies

Marubeni recognizes that the stable, consistent payment of dividends to shareholders and maximizing corporate value and competitiveness by building up and effectively utilizing internal reserves are among its most important corporate responsibilities. With regard to dividends, Marubeni's basic policy is to maintain a consolidated payout ratio of around 15%, with the aim of linking dividends to the Company's business results for each term and thereby clearly distributing profit to shareholders. In addition, Marubeni pays interim and period-end dividends each fiscal year. In accordance with Article 459.1 of the Corporation Law and the Company's Articles of Incorporation, dividends are determined by Marubeni's Board of Directors.

Guided by the aforementioned basic policy and based on the Company's consolidated net income of ¥119.3 billion in the fiscal year ended March 31, 2007, the board approved a ¥3 per share year-on-year increase in the annual dividend, to ¥10 per share. This includes a period-end dividend of ¥6.5 per share as determined by a Board of Directors' meeting held on May 18, 2007, with payment effective June 1, 2007. While Marubeni approved an interim dividend of ¥10 per share applicable to the Company's first series of Class I Preferred Stock, all of this stock was converted to common shares as of March 19, 2007. Accordingly, there was no fiscal year-end payout of dividends for Class I Preferred Stock.

Looking ahead, Marubeni will optimize the efficient use of internal reserves while endeavoring to improve operating results. In line with these efforts, the Company will allocate sufficient funds to strategic fields and provide appropriate returns to shareholders.

In the fiscal year ended March 31, 2007, Marubeni appropriated the following from retained earnings for dividend payments.

Resolution Date	Type of Shares	Cash Dividends	Cash Dividends per Share
October 27, 2006 Board of Directors	Common Stock	¥5,713 million	¥3.50
	Class I Preferred Stock	¥605 million	¥10.00
May 18, 2007 Board of Directors	Common Stock	¥11,268 million	¥6.50

3. Issues to be Addressed

(1) Fundamental Management Policy

The Marubeni Group introduced its two-year medium-term management plan, the "G" PLAN, in the fiscal year under review.

Under the "G" PLAN, the Group will seek to build a rock-solid "defense" by further strengthening management systems. At the same time, its wealth of human resources will be proactively and boldly tackling the challenge of business domain expansion and seeking to establish an assertive management style focusing on the provision of more sophisticated and diversified trading company functions as well as aggressive investments in priority fields. Through these means, the Group will realize continuous growth and further progress.

In specific terms, while maintaining a careful balance between "offense" and "defense" and executing CSR-focused management, the Group will be selectively applying management resources in priority fields (through new investment of ¥500 billion to ¥600 billion over the next two years) while continuing to thoroughly implement portfolio management, strengthen risk management, promote human resource utilization and education, enhance CSR and internal controls and leverage overall strengths through horizontal collaboration (collaboration between divisions, etc.). Our quantitative targets are to limit risk assets to within the size of shareholders' equity, achieve two-year consolidated net income of ¥220 billion, a risk-return rate of at least 10%, ROA of more than 2%, a consolidated net D/E ratio of more than 2.0 and less than 3.0 times, and total assets of approximately ¥5 trillion. By implementing these measures, the Group aims to become:

1) a corporate group with "win-win" relationships with customers, providing high-quality merchandise, services, and functions from the customers' standpoint;
2) a corporate group that anticipates changes in the business environment, contributing to society and realizing sustainable growth through a persistent spirit of challenge, voluntary reform and creation of new value; and
3) a corporate group with a stable revenue base achieved by expanding prime assets and pursuing greater efficiency.

For details concerning the new "G" PLAN medium-term management plan, please visit the Marubeni corporate website.

(2) Progress under the "G" PLAN, Marubeni's Current Medium-Term Management Plan

Progress under the "G" PLAN and the Group's performance to date against quantitative targets are summarized as follows.

Net income in the fiscal year under review was ¥119.3 billion ($1,011 million). This is an excellent result representing the fifth consecutive fiscal year of earnings growth, the fourth successive year of record-high profits, the first fiscal year in which net income has exceeded ¥100.0 billion and 54% of Marubeni's two-year quantitative target of ¥220.0 billion. Based on these results, the Company is well placed to achieve the objectives outlined in the "G" PLAN. In addition, Marubeni undertook approximately ¥300.0 billion in new investments and loans, focusing mainly on such strategic fields as energy and natural resources, overseas IPP projects and food distribution. Placing the utmost emphasis on asset efficacy and efficiency, Marubeni worked diligently to reorganize its portfolio. As of March 31, 2007, total assets stood at ¥4,873.3 billion ($41,299 million). With a year-on-year improvement in ROA of 0.84 of a percentage point to 2.52%, the Company is again well positioned to realize significant profitability and efficiency gains. From a balance-sheet perspective, Marubeni has also taken positive steps to maintain optimal balance between "offense" and "defense."

Roundup of the "G" PLAN

Item	"G" PLAN target	FY2006
Consolidated Net Income	¥220 billion Two-year total	¥119.3 billion Over half achieved
Shareholders' Equity	(as of March 31, 2008) ¥820 billion	¥745.5 billion
Total Assets	¥5,000 billion	¥4,900 billion
Risk Return	More than 10%	18.6%
Risk Assets	(as of March 31, 2008) Approx. ¥750 billion	¥642.5 billion
Investment	¥500-¥600 billion Two-year total	Commitment basis Approx. ¥300 billion
ROA	More than 2%	2.52%
Consolidated Net D/E Ratio	(as of March 31, 2008) Less than 3.0 times	2.47 times

Buoyed by successful efforts to bolster shareholders' equity on the back of a reduction in consolidated net interest-bearing debt and a continued increase in retained earnings, the consolidate net D/E ratio improved 0.36 of a point to 2.47 times. Accounting for these factors, Marubeni is well within its quantitative targets for both profitability and stability.

As a part of the initiatives outlined in the "G" PLAN, Marubeni acquired 66,489,000 deferred shares with voting rights (approximately 34%) of The Daiei, Inc. from the Industrial Revitalization Corporation of Japan for ¥69.8 billion. Consistent with the Company's commitment to concentrate management resources into strategic fields and as a part of a capital and business alliance between Marubeni, Daiei and AEON Co., Ltd., Marubeni transferred 29,860,000 deferred shares with voting rights (approximately 15%) to AEON.

On another front, the Company maintained a strict adherence to portfolio management by raising its risk return profile from 8% to 10%. In adopting a selective approach toward business and portfolio composition, Marubeni is further enhancing its earnings base. In addition, the Company is reviewing its investment and loan follow-up systems, reinforcing risk management initiatives and firmly upholding a stable defensive posture.

From a corporate social responsibility (CSR) perspective, Marubeni is actively pursuing across a broad spectrum of initiatives related to environmental protection, corporate citizenship and human rights. In the fiscal year under review, the Company conducted seminars on the environment featuring a series of lectures by external analysts. To raise the level of CSR awareness among employees and management, Marubeni conducted e-learning training sessions on the environment and compliance. The details of the Company's activities are published in its annual CSR report, which provides invaluable information to Marubeni's broad stakeholder base. Since fiscal 2004, the Company has implemented measures to enhance the reliability of its financial reporting and to strengthen the Group's internal control systems. The Marubeni Group continues to promote these activities and will work tirelessly to reinforce its capabilities in this area.

Furthermore, Marubeni established the Cross-Divisional Function Committee, a Groupwide horizontal organization. This committee is the nucleus of a drive to promote alliances between business divisions. With the goal of bolstering and increasing business, the committee works to reinforce horizontal functions to capture synergies among business divisions. The expectation is such synergies will yield greater earnings opportunities. Marubeni has also reviewed its personnel benefit system, incorporating measures that more effectively utilize human resources, nurture the capabilities of individual employees and promote compensation commensurate with responsibilities and duties in order to create a more comfortable working environment. In this context, and in an effort to promote a more balanced lifestyle, Marubeni established a family support vacation and spouse relocation leave system.

Reflecting the aforementioned initiatives and achievements, the Company has made substantial progress under the "G" PLAN.

4. Important Contracts

Capital and Business Alliance between The Daiei, Inc. and AEON Co., Ltd.

On March 9, 2007, AEON Co., Ltd. ("AEON"), The Daiei, Inc. ("Daiei") and Marubeni agreed to a form a capital and business alliance as briefly detailed in the following.

With regard to personnel exchanges between management and employees, Daiei received approval at a general meeting of shareholders held on May 24, 2007 to appoint two directors and one corporate auditor from AEON. Furthermore, each company has concluded their respective obligations in connection with the transfer of shares. (Please refer to items 3.(1) through 3.(3) that follow).

(1) Outline of the Business Alliance

1) Commercial Products

- While maintaining an appropriate level of autonomy, AEON and Daiei will promote the sharing and standardization of commercial product and customer information.

- AEON and Daiei will pursue cooperative purchasing, development and promotion, maximizing the advantages of merits of scale (The turnover target from these cooperative initiatives is ¥300.0 billion in the first fiscal year).

Purchasing: The two companies will promote the cooperative purchasing and procurement of international brand goods, imported goods and national brand goods. The parties will also collaborate in the purchase of fresh food.

Development: With regard to the sourcing of raw materials and outsourcing of production, AEON and Daiei will work to systematize the lineup of business partners with whom they deal. Efforts will also be made to share raw materials.

Promotion: The two companies will jointly promote international and national brand goods.

2) Information Systems

- The two companies will use the system currently used by AEON. Efforts will be made to streamline store back-office functions as well as payroll and other systems.
- Through the effective use and sharing of systems development and know-how, the companies will reduce the time and costs associated with the development process as well as with such systems as merchandising and finance and accounting.
- AEON and Daiei will promote the cooperative development of such new systems as future-generation electronic data interchange (EDI).
- The companies will cooperatively purchase hardware and commercial software.

3) Logistics

- AEON and Daiei will examine the strategic consolidation of facilities
- The companies will cooperatively purchase the assets required for the distribution of goods and commercial products.

4) Tenants

- AEON and Daiei will share information relating to tenants, provide mutual introductions and cultivate new tenants through cooperative efforts.

5) Operating and Other Supplies

- The two companies will share product/material specification data with the aim of promoting cooperative purchasing.
- Daiei will review AEON's intra-purchasing system with an eye to its common use by the two companies.
- AEON and Daiei will collaborate to develop low-cost management methods.

(2) Personnel Exchange between Management and Employees

1) At its Annual General Meeting of Shareholders to be held in May 2007, Daiei will receive approval to appoint two directors and one corporate auditor from AEON.
2) The companies will promote the exchange of employees in line with efforts to achieve an effective business alliance.

(3) Stock Transfer

1) As of March 31, 2007, Marubeni had transferred 29,860,000 shares (15.00% of the total number of issued shares and 15.12% of total voting rights) of Daiei subordinated shares with voting rights to AEON for the amount of ¥46.2 billion.
2) As of March 31, 2007, Daiei had transferred 26,201,000 shares (20.33% of the total number of issued shares and 21.27% of total voting rights) of The Maruetsu, Inc.'s common shares to AEON for the amount of ¥16.5 billion.
3) AEON and Marubeni hold shares mutually, with the value of their respective shareholdings equivalent to approximately ¥10.0 billion.

5. R&D Activities

No items to report.

6. Management's Discussion and Analysis of Financial Position and Business Results

(1) Significant Accounting Policies and Estimates

Marubeni prepares its consolidated financial statements in accordance with accounting principles generally accepted and recognized in the United States. For more details regarding significant accounting policies, please refer to "Significant Accounting Policies" on page 101.

In preparing important accounting policies and these statements, certain accounting estimates and assumptions are utilized as needed when calculating assets and liabilities as of the fiscal year-end, the disclosure of contingent assets and liabilities, and earnings and expenses incurred during the year. In determining accounting estimates and assumptions, management makes what it believes to be reasonable inferences of these amounts based on past experience and on a case-by-case basis. Estimates and assumptions made in this way have an inherent degree of uncertainty and actual results could differ. Management considers the following estimates and assumptions as those that have a material impact on the Company's consolidated financial statements.

1) Allowances for Doubtful Accounts

When evaluating credit risk associated with accounts receivable, notes receivable, loans receivable, and other receivables, Marubeni and its consolidated subsidiaries apply classifications according to the latent risk carried by the obligor or geographical region concerned. Based on these classifications, an allowance is established for a given receivable considered to be a loss, posted at an amount equal to either the current value of the receivable (projected cash flow minus the initial effective interest rate) or the fair value of the asset as collateral. Projected cash flow and fair value as collateral are estimated based on the most accurate credit information available from specialists regarding the payment history of each applicable obligor or region. For general receivables not covered above, allowances are calculated based on the historical rate of default for each risk category. The historical rate of default is determined by specialists, based on past experience in each applicable risk area.

While Marubeni believes these estimates to be reasonable, unexpected changes and other factors could significantly impact the Company's consolidated financial statements.

2) Valuation of Marketable Securities

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," published by the Financial Accounting Standards Board, Marubeni and its consolidated subsidiaries classify securities as trading, held-to-maturity, or available-for-sale.

Held-to-maturity securities are stated at amortized cost, adjusted for the amortization of premiums and accretion of discounts to maturity. Available-for-sale securities are carried at fair value with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss on the consolidated balance sheet. For held-to-maturity and available-for-sale securities, declines in value judged other than temporary are posted as devaluation losses.

Declines in the value of marketable securities judged other than temporary are determined by examining the length of time that market value remains below book value and the percent decline in value. For securities without market quotations, a comprehensive examination of the possibility of recovery—based on projected business results—net assets and other measures of the percent decline in actual value, are used to make this determination.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the assumptions used could result in a higher-than-expected loss, which could significantly impact the Company's consolidated financial statements.

3) Loss on Long-Lived Assets

Projected cash flows are utilized when determining devaluation losses for long-lived assets held by Marubeni and its consolidated subsidiaries. Projected cash flows are estimated based on a pre-established set of criteria.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of projected cash flows, which could significantly impact the Company's consolidated financial statements.

4) Deferred Tax Assets

In their financial statements and for tax purposes, Marubeni and its consolidated subsidiaries post transitional differences and losses carried forward as deferred tax assets. Regarding transitional differences and losses carried forward lowered due to future tax changes, a valuation allowance is posted for the portion for which realization is deemed unlikely, with deferred tax assets reduced accordingly. The projected amount of future tax to be collected is estimated based on future applicable income taxes and tax strategies.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the terms and criteria used could result in a reassessment of the projected amount of tax to be collected, which could significantly impact the Company's consolidated financial statements.

5) Retirement Benefit Expenses

Marubeni and its consolidated subsidiaries utilize actuarial pension accounting based on pre-established criteria to calculate severance pay and pension obligations for regular employees. These pre-established criteria include the discount rate, the retirement rate, the mortality rate, the rate of salary increase and the rate of expected return on pension assets.

While Marubeni believes these estimates to be reasonable, unforeseeable changes to the criteria used could significantly impact the Company's consolidated financial statements.

(2) Analysis of Operating Results for the Fiscal Year Ended March 31, 2007

Consolidated net income climbed ¥45.5 billion from the previous

Net Income



140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
(120.0)
Actual results
Forecast at the beginning of the fiscal year
✓ Substantial 62% increase in net income (year-on-year basis)
✓ Net income increase for five consecutive years
✓ Posted record net income for four consecutive years
✓ Record high of more than ¥100.0 billion
Overall deficit due to restructuring
(116.4)
30.3
30.0
34.6
33.0
41.2
37.0
73.8
60.0
119.3
+ ¥45.5 billion
62% up
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006

Gross Trading Profit / Selling, General & Administrative Expenses



(Billions of yen)
600.0
500.0
400.0
300.0
200.0
100.0
0.0
Gross trading profit
Selling, general & administrative expenses
436.8
392.1
424.6
345.6
406.8
326.6
433.4
340.6
502.0
350.3
531.2
365.3
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006

fiscal year, to ¥119.3 billion ($1,011 million), resulting in record earnings for the fourth consecutive year. In terms of the operating results of consolidated subsidiaries, 112 companies were unprofitable, compared to 449 profitable companies. The percentage of companies achieving profitability was thus 80.0%. This represents an improvement of 2.0 percentage points from 78.0% for the previous fiscal year, and total income from these companies grew by ¥36.3 billion.

An analysis of income is provided as follows.

1) Gross Trading Profit

Gross trading profit was ¥531.2 billion ($4,501 million), representing a year-on-year increase of ¥29.1 billion. This was attributable to a variety of factors, including an increase in earnings from energy assets, the inclusion of the Musi Pulp Project in the Company's scope of consolidation and robust sales of condominiums and housing development both in Japan and overseas. In terms of operating segments, profits rose in 10 segments and declined in five segments in the fiscal year under review. For a breakdown of operating segments, please refer to "1. Overview of Business Results, (2) Business Results by Operating Segment."

2) Selling, General & Administrative Expenses

Selling, general and administrative expenses increased ¥15.0 billion compared with the previous fiscal year to ¥365.3 billion ($3,096 million). The principal components were personnel expenses,

Number of Profitable Companies and Unprofitable Companies / Total Income (Loss)



Net income (Billions of yen)
Net income of profitable companies
Net loss of unprofitable companies
Total income (loss)
Percentage of profitable companies
Percentage of profitable companies (%)
150.0
100.0
50.0
0.0
(50.0)
(100.0)
(150.0)
85.0
75.0
65.0
55.0
45.0
35.0
25.0
75.9%
77.5%
77.7%
80.4%
78.0%
80.0%
51.0
(107.6)
(56.6)
65.3
34.2
(31.1)
63.8
21.4
(42.4)
92.7
47.2
(45.5)
120.9
79.4
(41.5)
142.5
115.7
(26.8)
March 31, 2002
March 31, 2003
March 31, 2004
March 31, 2005
March 31, 2006
March 31, 2007

mainly at subsidiary companies, which rose ¥9.8 billion, to ¥177.8 billion, and travel and transportation expenses, which grew ¥1.1 billion, to ¥16.2 billion.

3) Provision for Doubtful Accounts

Reflecting an increase in allowances for overseas receivables, the provision for doubtful accounts rose ¥7.7 billion, to ¥0.9 billion ($7 million).

4) Interest Income and Interest Expense

In the fiscal year under review, interest income climbed ¥1.1 billion, to ¥24.2 billion ($205 million) . Interest expense rose ¥9.7 billion, to ¥56.9 billion ($482 million), primarily from the impact of higher U.S. dollar-denominated interest rates.

5) Dividend Income

Dividend income rose ¥8.6 billion year on year, to ¥20.7 billion ($175 million), mainly due to an increase in dividend income from overseas consolidated subsidiaries' energy-related business investments. Of this figure, ¥5.8 billion (¥3.6 billion in Japan and ¥2.2 billion from overseas) was received by the parent company. Domestic consolidated subsidiaries received dividends totaling ¥0.9 billion while overseas consolidated subsidiaries received dividends of ¥14.0 billion.

6) Impairment Loss and Gain (Loss) on Sales of Investment Securities

In the fiscal year under review, the impairment loss on investment securities narrowed ¥6.8 billion, to ¥11.1 billion ($94 million). This was mainly owing to the absence of a devaluation loss on optical transmission equipment-related investments posted in the previous fiscal year.

Gain on sales of investment securities was ¥24.1 billion ($204 million), up ¥9.6 billion, and mainly comprised gain on the sale of Daiei and other stock.

7) Loss on Property, Plant and Equipment

The loss on property, plant and equipment declined ¥2.3 billion, to ¥19.0 billion ($161 million), and was primarily due to an increase in gain on sales of property, plant and equipment by consolidated subsidiaries.

8) Equity in Earnings of Affiliated Companies—Net

Equity in earnings of affiliated companies—net climbed ¥13.3 billion year on year, to ¥44.9 billion ($380 million), owing mainly to earnings growth totaling ¥7.7 billion at Nippon LP Resources B.V., a company engaged in the copper concentrate business.

9) Other—Net

Other—net improved ¥6.9 billion to ¥1.9 billion ($16 million). This is attributable to the absence of the loss on withdrawal from unprofitable businesses incurred in the previous fiscal year.

(3) Factors with a Significant Impact on Operating Results

1) Off-Balance Sheet Arrangements and Contractual Obligations

Marubeni and its consolidated subsidiaries guarantee the debt of affiliated companies and third parties in the ordinary course of business. For more information, please refer to page 129 "Commitments and Contingent Liabilities" under "Notes to Consolidated Financial Statements."

2) Others

For information regarding other factors with a significant impact on operating results and financial condition, please refer to "Business Risks."

(4) Strategic Status and Outlook

The Marubeni Group continues to implement the "G" PLAN, a two-year medium-term management plan that commenced in the fiscal year ended March 31, 2007. Over its two-year duration, the plan will see Marubeni make between ¥500.0 billion to ¥600.0 billion in new investments. These investments will target not only such fields as energy and resource development, where market conditions are currently strong, but also overseas IPP, foodstuffs and food products, pulp and paper, chemicals, industrial machinery and plants, healthcare, financial services, environmental, and other strategic fields. In building up prime assets in these areas, the Company is seeking to further bolster its already strong earnings base. In the first fiscal year of the plan, Marubeni undertook new investments and loans totaling approximately ¥300.0 billion.

Consolidated net income for the fiscal year under review amounted to ¥119.3 billion ($1,011 million). This represented the fifth consecutive fiscal year of earnings growth, the fourth successive year of record-high profits and the first fiscal year in which net income has exceeded ¥100.0 billion. In the final year of the "G" PLAN, the fiscal year ending March 31, 2008, Marubeni is targeting consolidated net income of ¥135.0 billion. For more details regarding progress under the "G" PLAN, please refer to "Issues to be Addressed."

With a renewed resolve, every member of the Marubeni Group, executives and employees alike, is boldly committed to achieving the "G" PLAN's objectives for the fiscal year ending March 31, 2008.

(5) Liquidity and Funding Sources

1) Financial Position

Consolidated total assets as of March 31, 2007 stood at ¥4,873.3 billion ($41,299 million), up ¥286.2 billion from the previous fiscal year-end. This was mainly attributable to investments in affiliated companies including the acquisition of additional Daiei shares and the purchase of a company engaged in uranium development.

Total shareholders' equity rose ¥81.7 billion, to ¥745.5 billion ($6,317 million). In addition to the increase in net income to ¥119.3 billion ($1,011 million), this reflected a net change in pension liability adjustment of ¥25.9 billion due to the adoption of a new accounting standard.

Consolidated interest-bearing debt grew ¥11.4 billion year on year, to ¥2,278.4 billion ($19,309 million). Consolidated interest-bearing debt after deducting cash and cash equivalents was ¥1,843.4 billion ($15,622 million) as of the end of the fiscal year under review, down ¥32.9 billion from a year earlier. As a result, the net D/E ratio improved 0.36 of a point, from 2.83 times to 2.47

times. With this performance, the Company achieved its objective targeted under the "G" PLAN, namely a consolidated net D/E ratio of less than 3.0 times, while maintaining balance between its offensive and defensive postures.

2) Fund Procurement

The fundamental policy of Marubeni and its consolidated subsidiaries is to maintain an optimal mix of funding in line with the requirements of its asset portfolio. The goal is to sustain a stable level of liquidity while trimming financing costs. Funding sources included indirect procurement from banks, life insurers and other financial institutions as well as direct procurement through the issuance of bonds, commercial paper and other means.

Marubeni has established the following programs to procure funds directly from the capital markets.

- Shelf registration for the public sale of ordinary bonds in Japan: ¥500.0 billion
- Commercial Paper program
  - Marubeni Europe plc: US$300 million
- Euro Medium-Term Note Program
  - Four-company joint program (Marubeni Corporation, Marubeni Europe P.L.C., Marubeni International Finance p.l.c., Marubeni Finance Holland B.V.): US$5.0 billion

To aid in procuring funds from capital markets, Marubeni has acquired credit ratings from Moody's Investors Service (Moody's), Standard & Poor's (S&P), Rating and Investment Information, Inc. (R&I), and Japan Credit Rating Agency, Ltd. (JCR).

In February 2006, S&P upgraded Marubeni's long-term rating from BB to BBB-, and its long-term senior unsecured debt rating from BBB- to BBB; in August 2006, JCR upgraded its rating from

Total Assets / ROA



(Billions of yen)
(%)
Total assets
Net interest-bearing debt
ROA
5,000.0
4,000.0
3,000.0
2,000.0
1,000.0
0.0
5.00
4.00
3.00
2.00
1.00
0.00
4,805.7
4,321.5
4,254.2
4,208.0
4,587.1
4,873.3
2,712.9
2,264.1
1,969.3
1,823.9
1,876.4
1,843.4
0.66%
0.81%
0.97%
1.68%
2.52%
March 31, 2002
March 31, 2003
March 31, 2004
March 31, 2005
March 31, 2006
March 31, 2007

Total Shareholders' Equity / Net D/E Ratio



(Billions of yen)
(Times)
Total shareholders' equity
Net D/E Ratio
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10.28 times
8.71 times
5.01 times
4.12 times
2.83 times
2.47 times
263.9
260.1
393.0
443.2
663.8
745.5
March 31, 2002
March 31, 2003
March 31, 2004
March 31, 2005
March 31, 2006
March 31, 2007

A- to A; and in January 2007, R&I upgraded its long-term rating from BBB to BBB+.

More recently, in May 2007, S&P upgraded Marubeni's credit rating outlook to "Positive," and, in July 2007, Moody's raised the Company's rating from Baa3/P-3 to Baa2/P-2.

From the fiscal year under review, the funds procurement function of principal consolidated subsidiaries was integrated into a Group finance structure comprising Marubeni, its domestic and overseas finance and other subsidiaries. Under this structure, surplus funds at certain Group companies are reallocated to other Group companies where demand is high, with the aim of maximizing utilization efficiency.

(3) Liquidity

On a consolidated basis, the liquidity ratio was 133.1%, up from 110.6% as of the end of the previous fiscal year. This represents a significant improvement in the Company liquidity and financial standing.

Marubeni and its consolidated subsidiaries maintain a sufficient level of liquidity, mainly in the form of cash and deposits and established commitment lines.

As of March 31, 2007, cash and deposits totaled ¥435.0 billion.

Details regarding commitment lines are as follows:

- Marubeni Corporation

  ¥405.0 billion from a syndicate of major and regional Japanese banks (short term: ¥105.0 billion, long term: ¥300.0 billion)

- Marubeni Corporation, Marubeni America Corporation, Marubeni Europe, Marubeni Finance Holland

  These four companies have available short-term commitment lines totaling US$500 million, secured mainly through major European and U.S. banks

In addition to these commitment lines, Marubeni and its consolidated subsidiaries hold highly liquid marketable securities. In all, these assets provide sufficient liquidity to cover the Group's funding demand, the current portion of commercial paper redeemable within one year and bonds including medium-term notes, which totaled ¥45.7 billion as of March 31, 2007.

7. Business Risks

Major risks that could have a serious impact on investor decisions associated with the business operations and other activities of Marubeni Corporation and its consolidated subsidiaries are outlined below. The risks discussed, however, are not inclusive of the full range of possible risks faced in the broad range of activities engaged in by Marubeni and its consolidated subsidiaries. Any number of additional risks other than those discussed below could also impact business performance. Furthermore, risks considered to have a low likelihood of materializing have also been disclosed, from the perspective of ensuring proactive information disclosure. Forward-looking statements with respect to the risks discussed below reflect the reasonable judgment of the Company's management based on information available as of March 31, 2007.

Trends in Credit Ratings


Moody's
B1 ↗ Ba2
Ba2
Ba2 ↗ Baa3
Baa3
Baa3 ↗ Baa2
S&P
B+ ↗ BB-
BB- ↗ BB
BB ↗ BBB-
BBB-
BBB-
JCR
BBB+
BBB+ ↗ A-
A-
A- ↗ A
A
R&I
BB+
BB+ ↗ BBB-
BBB-
BBB- ↗ BBB ↗ BBB+
BBB+
03/4
03/10
04/4
04/10
05/4
05/10
06/4
06/10
07/4
FY2003
FY2004
FY2005
FY2006
FY2007

(1) Risk Regarding Overall Marubeni Operations

1) Impact of Japanese and Global Economies on Marubeni Group

Marubeni and its consolidated subsidiaries comprise a general trading company engaged in a wide range of business activities in Japan and over 70 other countries. Examples include the production and procurement of natural resources and other primary commodities, as well as the manufacture and sale of finished goods. As a result, the Marubeni Group is impacted by the economic conditions prevailing in Japan and other countries where it has operations, as well as by the state of the global economy as a whole. Worsening economic conditions on either of these fronts could adversely affect the operating activities, performance and financial position of Marubeni and its consolidated subsidiaries.

2) Credit Risks Regarding Business Partners

Marubeni and its consolidated subsidiaries extend credit to business partners in the form of accounts receivable, advances, loans, guarantees and other means. In addition, as a part of its sales activities, the Group concludes merchandise supply, subcontracting, operational outsourcing and other types of contracts with business partners. The incurrence of credit risk due to the inability of business partners to fulfill their credit obligations or a breach of contract by these business partners could negatively impact the Company's business results and financial position.

To prevent credit risks from materializing, Marubeni and its consolidated subsidiaries conduct extensive risk management at the credit screening stage. Nevertheless, Marubeni is susceptible to a variety of credit risks.

In preparation for the incurrence of possible losses when credit risk becomes apparent, Marubeni and its consolidated subsidiaries establish allowances for doubtful accounts based on the estimated amount of the loss, the business partner's creditworthiness, collateral value and other set factors. In the event of such losses, howev-

Substitute Liquidity

Complementary Liquidity and Liquidity Ratio

● Complementary Liquidity (As of March 31, 2007, Consolidated Basis)


1,100.0
1,000.0
900.0
800.0
700.0
600.0
500.0
400.0
300.0
200.0
100.0
0.0
334.9
Current Portion of Long-Term Debt
164.5
Short-Term Loans
170.4
1,015.8
Overdraft
116.8
Commitment Lines
464.0
Cash and Deposits
435.0
Short-Term Loans
Liquidity in Hand

● Breakdown of Commitment Lines

Borrower	Type	March 31, 2007	March 31, 2006
Non-consolidated basis	Yen: Long-term (3 yrs) Yen: Short-term	¥300.0 billion ¥105.0 billion	¥300.0 billion ¥115.0 billion
Marubeni Headquarters, Marubeni America, Marubeni Europe, Marubeni Finance Holland	Foreign currency: Short-term	US$500 million	US$380 million
Total		Approx. ¥464.0 billion	Approx. ¥459.6 billion

* Year-end exchange rate:
March 31, 2007: US$1.00 = ¥118.05
March 31, 2006: US$1.00 = ¥117.47

* Toward fully centralized overseas fund procurement, along with the aim of improving complementary liquidity for foreign currencies, Marubeni has expanded foreign currency quota.
* The remaining balance for the commitment lines as of each fiscal year-end was zero.

● Liquidity Ratio (Consolidated Basis)

March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2006	March 31, 2007
104.6%	105.9%	111.2%	110.6%	123.9%	133.1%

Centralized Fund Procurement (Marubeni Group's Fund Procurement Streamlining Scheme)

● Marubeni's Group Financing Overview


Japan (After April 1, 2006)
Marubeni Headquarters
Borrowing
Excess Funds
Marubeni Financial Service Corp.
Lending
Excess Funds
Group Companies
Overseas (After January 1, 2007)
Euro Market
Region
EMTN
Financial Institutions
Borrowing
Commitment Lines
Investment Using Excess Funds
Finance Centers
(Overseas Corporate Subsidiaries or Financial Subsidiaries)
Lending
Excess Funds
Group Companies

er, the Company cannot guarantee that actual losses will not exceed these established allowances.

3) Investment Risk

Marubeni and its consolidated subsidiaries, both independently and in collaboration with other companies, establish new companies and purchase existing enterprises in the course of their business operations. Most of these business investments are of minimal liquidity and require sizeable amounts of capital. Marubeni or its consolidated subsidiaries may be unable to withdraw from such businesses in an optimal manner or timeframe, which could inevitably require the commitment of additional capital.

In an effort to prevent the occurrence of risks associated with investments and other activities, Marubeni and its consolidated subsidiaries conduct extensive risk management, including checking new investments to determine whether expected returns are commensurate with the risks involved. Nevertheless, a decline in the value of these investments or the necessity of additional expenditures of capital could adversely affect the Group's business results and financial condition.

4) Concentrated Risk Exposure

As part of their commercial and investment activities, Marubeni and its consolidated subsidiaries are concentrated in specific investment targets, markets and regions, such as sales activities in Indonesia and the Philippines. In the context of the Group's country risk management, Marubeni classifies countries according to their level of risk, has established transaction management standards for each country and promotes efforts to ensure optimal portfolio management. Nevertheless, lackluster performance by these investment targets, or a deteriorating operating environment in these markets or regions, could adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

5) Ability to Procure Funds and Procurement Cost

Marubeni and its consolidated subsidiaries engage in fund procurement with an emphasis on maintaining an optimal mix of funding in line with the requirements of their respective asset portfolios and ensuring liquidity. However, significant disruptions in major global capital markets, shortages of cash flow from operating activities, declining profitability, failure in asset-liability management, or a sharp downgrade in the credit ratings of Marubeni and its consolidated subsidiaries by ratings agencies could constrain fund procurement or lead to an increase in fund procurement cost, which may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

6) Market Risks

1. Fluctuations in the Price of Goods and Merchandise

Marubeni and its consolidated subsidiaries handle a variety of merchandise. In order to mitigate the risk of fluctuations in market conditions for certain merchandise, contracts and scheduled contracts, the Group enters into commodity futures and forward contracts. However, changes in respective market conditions can adversely affect business performance.

2. Fluctuations in Foreign Currency Exchange Rates

Marubeni and its consolidated subsidiaries conduct transactions in a variety of currencies and under a variety terms. In order to mitigate the risk of exchange rate fluctuations associated with transactions, receivables and liabilities denominated in foreign currencies, the Group enters into forward-exchange contracts and other derivative transactions. Despite these measures, fluctuations in exchange rates may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

3. Fluctuations in Interest Rates

Marubeni and its consolidated subsidiaries procure necessary funds from financial institutions, the issuance of bonds and other means from capital markets. Furthermore, net interest-bearing debt is procured at fixed interest rates and variable interest rates. While the interest risk of the majority of the operating assets held by Marubeni and its consolidated subsidiaries offset the interest rate risk associated with debt, through asset-liability management, Marubeni and its consolidated subsidiaries utilize interest rate swaps and other agreements to mitigate the risk of interest rate fluctuations. Nevertheless, changes in market interest rates may adversely affect the business results and financial condition of the Group.

4. Gains and Losses from Marketable Debt and Equity Securities

To strengthen business relationships and for other purposes, Marubeni and its consolidated subsidiaries invest in marketable debt securities, marketable equity securities and other types of securities. At the time of purchase, these securities are classified as trading, held-to-maturity, or available-for-sale securities, in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," published by the Financial Accounting Standards Board (FASB) of the United States.

Trading and available-for-sale securities held by Marubeni and its consolidated subsidiaries carry the risk of fluctuations in original value due to changes in fair value. The posting of losses on the devaluation of these securities at low points in fair value may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

7) Impairment of Real Estate, Machinery and Equipment, and Other Property, Plant and Equipment

Marubeni and its consolidated subsidiaries hold real estate, machinery and equipment, and other property, plant and equipment for sale and lease to other parties as well as for their own use. A decline in the intrinsic value of these assets could force the Marubeni Group to book impairment losses. Marubeni and its consolidated subsidiaries apply accounting principles generally accepted in the United States (US GAAP) in an effort to enact suitable impairment measures for property, plant and equipment. A dramatic decline in asset value could, nonetheless, have a negative impact on the Marubeni Group's business results and financial position.

8) Laws and Regulations

In the course of operations, Marubeni and its consolidated sub-

sidiaries are subject to a broad range of laws and regulations both in Japan and other applicable countries. Changes in or unanticipated interpretations of these laws and regulations could increase the obligations pertaining to legal and regulatory compliance placed on Marubeni and its consolidated subsidiaries. Accordingly, changes or altered interpretations of laws and regulations may result in punitive measures, including the interruption of Marubeni's operating activities, lower the Company's credibility or cause the occurrence of other circumstances that could adversely impact the Company's business results or financial condition.

9) Significant Litigation

In the course of business activities in Japan and overseas, Marubeni and its consolidated subsidiaries may be party to litigation, disputes and other legal proceedings. When party to such litigation, predicting the outcome is impossible given the inherent uncertainty of these matters. The Company cannot guarantee that such litigation will not adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

10) Environmental Risk

Marubeni and its consolidated subsidiaries conduct business activities globally across a broad range of industries, and environmental pollution as a result of these activities could result in business stoppage, significant expenses to install pollution control facilities, pollution remediation expenses and legal fees in response to litigation by local residents. In addition, the Group's social reputation could be damaged. In the fiscal year ended March 31, 2000, an environmental management system was introduced to cope with such environmental risks, under which environmental impact evaluations are made for each new financing and development project as a means of assessing the potential environmental burden and reducing environmental risk. In the event, however, some form of environment impact occurs, the Company's business results or financial condition may be adversely affected.

11) Natural Disaster Risk

Earthquakes and other natural disasters could cause damage and loss to the Group's offices and facilities and inhibit the normal business activities of Marubeni and its consolidated subsidiaries. While every effort has been made to implement appropriate countermeasures, such as the preparation of disaster preparedness manuals, earthquake countermeasures and fire prevention drills, the potential for damage from natural disasters cannot be completely mitigated. Consequently, there is no guarantee that such disasters will not have a material negative impact on the Group's earnings.

12) Other Risks Inherent and Related to Overall Marubeni Operations

Negligence on the part of employees charged with executing business operations, and malfunctions pertaining to computer systems supporting business activities, are among the other risks that may adversely affect the business results and financial condition of Marubeni and its consolidated subsidiaries.

(2) Risk Management

Marubeni and its consolidated subsidiaries operate an integrated decision-making process that is deployed when assessing the provision of commitment lines, investments and other key matters on a case-by-case basis. In the context of important projects and new business activities, the Marubeni Group has put in place a follow-up structure to fulfill its obligations, which include constantly monitoring progress, responding swiftly to all issues and reporting regularly to the Corporate Management Committee and similar management bodies. In this way, the Marubeni Group seeks to circumvent risks by enhancing risk management on a case-by-case basis.

With a view to mitigating risk Groupwide, the Marubeni Group has an integrated risk management system in place to ascertain a range of quantifiable or measurable risks. Examples include market, credit and investment risks associated with specific countries, business formats and customers. In this integrated system, fundamental risk management policies and internal regulations are formulated to ensure proper decision-making and monitoring of these risks. In the same way, organizations, management systems, management options and systems infrastructure are kept in place for executing these policies and regulations.

For compliance risk and other difficult to quantify or immeasurable risks, the Marubeni Group strives to prevent these risks systemically by enhancing corporate governance, putting internal control systems in place and bolstering its compliance structure. Nevertheless, numerous risks can arise during the course of the wide-ranging operations of Marubeni and its consolidated subsidiaries. Moreover, the risk management framework operated by the Marubeni Group may be unable to prevent the occurrence of a variety of risks that carry the possibility of future occurrence. As a result, the Marubeni Group's operating performance and financial condition may be adversely affected.

(3) The Medium-Term Management Plan

Marubeni and its consolidated subsidiaries commenced the "G" PLAN, the Group's new two-year medium-term management plan, in April 2006. Under the PLAN, Marubeni is targeting specific quantitative objectives including consolidated net income of ¥220.0 billion over the two-year period of the PLAN, a risk-return ratio of more than 10%, ROA of more than 2.0%, a net D/E ratio of more than two and less than three times and total assets of approximately ¥5.0 trillion. These objectives were prepared based on certain assumptions, hypotheses and projections regarding certain economic conditions, industry trends and other concerns. A number of unknown and uncontrollable factors could prevent the completion of these objectives.

(4) Risks Regarding Significant Account Policies and Estimates

Please refer to "(1) Significant Accounting Policies and Estimates" under "6. Management's Discussion and Analysis of Financial Position and Business Results" for more information.

Consolidated Balance Sheets

Marubeni Corporation
At March 31, 2007 and 2006

ASSETS	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 1) 2007
Current assets:			
Cash and cash equivalents (Notes 2 and 18)	**¥ 414,952**	¥ 368,936	**$ 3,516,542**
Time deposits (Notes 9 and 18)	**20,010**	21,674	**169,576**
Investment securities (Notes 2, 5 and 18)	**26,693**	20,989	**226,212**
Notes and accounts receivable — trade (Notes 2, 7, 9 and 20):			
Notes receivable	**107,930**	90,973	**914,661**
Accounts receivable	**1,032,790**	896,781	**8,752,458**
Due from affiliated companies	**85,799**	79,553	**727,110**
Allowance for doubtful accounts	**(16,332)**	(17,910)	**(138,407)**
Inventories (Notes 2 and 9)	**420,533**	395,599	**3,563,839**
Advance payments to suppliers	**214,067**	109,330	**1,814,127**
Deferred income taxes (Notes 2 and 12)	**43,715**	32,048	**370,466**
Prepaid expenses and other current assets	**152,435**	170,644	**1,291,823**
Total current assets	**2,502,592**	2,168,617	**21,208,407**
Investments and long-term receivables:			
Affiliated companies (Notes 2, 6 and 9)	**504,501**	314,261	**4,275,432**
Securities and other investments (Notes 2, 5, 9 and 18)	**603,545**	615,361	**5,114,788**
Notes, loans and accounts receivable — trade, net of unearned interest (Notes 2, 7, 9, 18 and 20)	**121,138**	214,763	**1,026,593**
Allowance for doubtful accounts (Notes 2 and 7)	**(51,337)**	(81,964)	**(435,059)**
Property leased to others, at cost, less accumulated depreciation of ¥62,331 million ($528,229 thousand) in 2007 and ¥79,796 million in 2006 (Notes 2, 9 and 20)	**171,115**	231,747	**1,450,127**
Total investments and long-term receivables	**1,348,962**	1,294,168	**11,431,881**
Property, plant and equipment, at cost (Notes 2 and 9):			
Land and land improvements	**169,447**	187,634	**1,435,992**
Buildings	**309,358**	316,204	**2,621,678**
Equipment	**644,696**	604,705	**5,463,525**
Mining rights	**16,315**	22,973	**138,263**
	1,139,816	1,131,516	**9,659,458**
Accumulated depreciation	**(408,364)**	(350,707)	**(3,460,712)**
Net property, plant and equipment	**731,452**	780,809	**6,198,746**
Prepaid pension cost (Notes 2 and 11)	**21,642**	83,746	**183,407**
Deferred income taxes (Notes 2 and 12)	**53,088**	52,364	**449,898**
Intangible assets (Notes 2, 3, 8 and 11)	**86,654**	89,325	**734,356**
Goodwill (Notes 2 and 8)	**35,794**	27,936	**303,339**
Other assets (Note 9)	**93,120**	90,107	**789,152**
Total assets	**¥4,873,304**	¥4,587,072	**$41,299,186**

See accompanying notes.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen 2007	Millions of yen 2006	Thousands of U.S. dollars (Note 1) 2007
Current liabilities:			
Short-term loans (Notes 9, 10 and 18)	**¥ 170,423**	¥ 368,491	**$ 1,444,263**
Current portion of long-term debt (Notes 9, 10 and 18)	**164,485**	219,650	**1,393,941**
Notes and accounts payable — trade:			
Notes and acceptances payable (Note 9)	**210,151**	186,741	**1,780,941**
Accounts payable	**762,520**	715,370	**6,462,034**
Due to affiliated companies	**52,288**	46,432	**443,119**
Advance payments received from customers	**204,489**	97,673	**1,732,958**
Accrued income taxes (Note 12)	**17,219**	16,220	**145,924**
Deferred income taxes (Notes 2 and 12)	**4,632**	3,310	**39,254**
Accrued expenses and other current liabilities (Note 9)	**294,059**	307,342	**2,492,024**
Total current liabilities	**1,880,266**	1,961,229	**15,934,458**
Long-term debt, less current portion (Notes 9, 10 and 18)	**2,130,137**	1,879,739	**18,052,008**
Employees' retirement benefits (Notes 2 and 11)	**12,075**	9,129	**102,331**
Deferred income taxes (Notes 2 and 12)	**29,987**	26,189	**254,127**
Minority interests in consolidated subsidiaries	**75,385**	46,999	**638,855**
Commitments and contingent liabilities (Notes 2 and 21)			
Shareholders' equity (Note 13):			
Preferred stock:			
Class I with no stated value:			
Authorized shares — 100,000,000 shares			
Issued and outstanding shares — 75,500,000 shares in 2006	**—**	37,750	**—**
(aggregate liquidation preference of ¥75,500 million)			
Class II with no stated value:			
Authorized shares — 100,000,000 shares			
No shares issued and outstanding	**—**	—	**—**
Common stock:			
Authorized shares — 4,300,000,000 shares			
Issued and outstanding shares — 1,734,916,816 shares in 2007 and 1,608,451,165 shares in 2006	**262,686**	224,936	**2,226,153**
Capital surplus	**155,905**	155,903	**1,321,229**
Retained earnings	**298,011**	193,772	**2,525,517**
Accumulated other comprehensive income (loss) (Notes 12 and 14):			
Unrealized gains on investment securities (Note 5)	**102,899**	109,035	**872,025**
Currency translation adjustments	**(39,547)**	(53,450)	**(335,144)**
Unrealized losses on derivatives	**(6,410)**	(2,116)	**(54,322)**
Minimum pension liability adjustment (Note 11)	**—**	(1,717)	**—**
Pension liability adjustment (Note 11)	**(27,603)**	—	**(233,924)**
Cost of common stock in treasury — 1,483,567 shares in 2007 and 1,232,651 shares in 2006	**(487)**	(326)	**(4,127)**
Total shareholders' equity	**745,454**	663,787	**6,317,407**
Total liabilities and shareholders' equity	**¥4,873,304**	¥4,587,072	**$41,299,186**

Consolidated Statements of Income

Marubeni Corporation
Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Revenues (Note 2):				
Revenues from trading and other activities	**¥3,467,925**	¥2,949,058	¥2,874,455	**$29,389,195**
Commissions on services and trading margins	**190,930**	190,787	161,108	**1,618,051**
Total	**3,658,855**	3,139,845	3,035,563	**31,007,246**
(Total volume of trading transactions: 2007, ¥9,554,943 million ($80,974,093 thousand) 2006, ¥8,686,532 million 2005, ¥7,936,348 million) (Notes 2, 6 and 16)				
Cost of revenues from trading and other activities	**3,127,684**	2,637,821	2,602,168	**26,505,797**
Gross trading profit	**531,171**	502,024	433,395	**4,501,449**
Expenses and other:				
Selling, general and administrative expenses	**365,291**	350,261	339,183	**3,095,686**
Loss on the transfer of the substitutional portion of the employee pension fund liabilities, net of subsidy received of ¥13,405 million in 2005 (Note 11)	**—**	—	1,453	**—**
Provision for doubtful accounts (Note 7)	**860**	8,515	6,298	**7,288**
Interest income	**(24,179)**	(23,095)	(23,445)	**(204,907)**
Interest expense	**56,908**	47,212	43,244	**482,271**
Dividend income	**(20,705)**	(12,065)	(8,989)	**(175,466)**
Impairment loss on investment securities (Note 5)	**11,116**	17,895	7,438	**94,203**
Gain on sales of investment securities (Note 5)	**(24,099)**	(14,477)	(36,147)	**(204,229)**
Loss on property, plant and equipment (Note 8)	**18,951**	21,292	6,288	**160,602**
Equity in earnings of affiliated companies — net (Notes 6 and 16)	**(44,880)**	(31,602)	(25,727)	**(380,339)**
Other — net (Notes 2 and 17)	**(1,907)**	5,033	36,482	**(16,160)**
Total	**337,356**	368,969	346,078	**2,858,949**
Income from continuing operations before income taxes and minority interests	**193,815**	133,055	87,317	**1,642,500**
Provision for income taxes (Note 12):				
Current	**53,910**	34,653	27,332	**456,864**
Deferred	**14,295**	12,810	14,448	**121,144**
	68,205	47,463	41,780	**578,008**
Income from continuing operations before minority interests	**125,610**	85,592	45,537	**1,064,492**
Minority interests	**(6,261)**	(5,427)	(1,440)	**(53,060)**
Income from continuing operations	**119,349**	80,165	44,097	**1,011,432**
Loss from discontinued operations (after income tax effect) (Note 4)	**—**	(6,364)	(2,850)	**—**
Net income	**¥ 119,349**	¥ 73,801	¥ 41,247	**$ 1,011,432**
Income available to preferred shareholders	**¥ 605**	¥ 1,510	¥ 1,510	**$ 5,127**
Net income available to common shareholders	**¥ 118,744**	¥ 72,291	¥ 39,737	**$ 1,006,305**
	Yen			U.S. dollars
Earnings per share of common stock (Note 15):				
Basic:				
Income from continuing operations	**¥ 72.41**	¥ 52.60	¥ 28.52	**$ 0.61**
Net income	**¥ 72.41**	¥ 48.34	¥ 26.61	**$ 0.61**
Diluted:				
Income from continuing operations	**¥ 68.85**	¥ 43.94	¥ 23.84	**$ 0.58**
Net income	**¥ 68.85**	¥ 40.46	¥ 22.31	**$ 0.58**

See accompanying notes.

Consolidated Statements of Changes in Shareholders' Equity

Marubeni Corporation
At March 31, 2007, 2006 and 2005

	Millions of yen						Thousands of U.S. dollars (Note 1)	
	2007		2006		2005		2007	
Class I preferred stock:								
Balance at beginning of year	¥ 37,750		¥ 37,750		¥ 37,750		$ 319,915	
Conversion to common stock	(37,750)		—		—		(319,915)	
Balance at end of year	¥ —		¥ 37,750		¥ 37,750		$ —	
Common stock:								
Balance at beginning of year	¥224,936		¥194,039		¥194,039		$1,906,238	
Conversion of convertible debentures	—		30,897		—		—	
Conversion of preferred stock	37,750		—		—		319,915	
Balance at end of year	¥262,686		¥224,936		¥194,039		$2,226,153	
Capital surplus:								
Balance at beginning of year	¥155,903		¥125,436		¥125,430		$1,321,212	
Gain on sales of treasury stock	2		22		6		17	
Conversion of convertible debentures	—		30,445		—		—	
Balance at end of year	¥155,905		¥155,903		¥125,436		$1,321,229	
Retained earnings:								
Balance at beginning of year	¥193,772		¥131,195		¥ 94,870		$1,642,136	
Net income	119,349	¥119,349	73,801	¥ 73,801	41,247	¥41,247	1,011,432	$1,011,432
Cash dividends — common and preferred stocks	(15,110)		(11,224)		(4,922)		(128,051)	
Balance at end of year	¥298,011		¥193,772		¥131,195		$2,525,517	
Accumulated other comprehensive income (loss) (Note 14):								
Balance at beginning of year	¥ 51,752		¥(45,126)		¥(59,025)		$ 438,576	
Unrealized (losses) gains on investment securities, net of reclassification (Note 5)		(6,136)		62,374		11,734		(52,000)
Currency translation adjustments, net of reclassification		13,903		36,136		(1,659)		117,822
Unrealized (losses) gains on derivatives, net of reclassification		(4,294)		(562)		3,859		(36,390)
Minimum pension liability adjustment (Note 11)		(834)		(1,070)		(35)		(7,068)
Other comprehensive income, net of tax	2,639	2,639	96,878	96,878	13,899	13,899	22,364	22,364
Comprehensive income		¥121,988		¥170,679		¥55,146		$1,033,796
Adjustment to initially apply SFAS 158, net of tax	(25,052)		—		—		(212,305)	
Balance at end of year	¥ 29,339		¥ 51,752		¥(45,126)		$ 248,635	
Cost of common stock in treasury:								
Balance at beginning of year	¥ (326)		¥ (142)		¥ (82)		$ (2,763)	
Treasury stock purchased	(161)		(184)		(60)		(1,364)	
Balance at end of year	¥ (487)		¥ (326)		¥ (142)		$ (4,127)	
Disclosure of reclassification amount for the year ended March 31:								
Unrealized (losses) gains on investment securities arising during the period	¥ (1,083)		¥ 66,293		¥ 28,315		$ (9,178)	
Less: Reclassification adjustments included in net income	(5,053)		(3,919)		(16,581)		(42,822)	
Net unrealized (losses) gains	¥ (6,136)		¥ 62,374		¥ 11,734		$ (52,000)	
Currency translation adjustments arising during period	¥ 11,062		¥ 33,832		¥ (4,295)		$ 93,746	
Less: Reclassification adjustments included in net income	2,841		2,304		2,636		24,076	
Net currency translation adjustments	¥ 13,903		¥ 36,136		¥ (1,659)		$ 117,822	
Unrealized (losses) gains on derivatives arising during the period	¥ (6,659)		¥ 3,383		¥ 6,431		$ (56,432)	
Less: Reclassification adjustments included in net income	2,365		(3,945)		(2,572)		20,042	
Net unrealized (losses) gains on derivatives	¥ (4,294)		¥ (562)		¥ 3,859		$ (36,390)	

See accompanying notes.

Consolidated Statements of Cash Flows

Marubeni Corporation
Years ended March 31, 2007, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2007	2006	2005	2007
Operating activities:				
Net income	**¥ 119,349**	¥ 73,801	¥ 41,247	**$ 1,011,432**
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	**101,145**	72,684	64,358	**857,161**
Provision for doubtful accounts	**860**	8,515	6,298	**7,288**
Equity in earnings of affiliated companies, less dividends received	**(19,022)**	(15,117)	(18,104)	**(161,203)**
(Gain) loss on investment securities	**(12,983)**	3,418	(28,709)	**(110,025)**
Loss on property, plant and equipment	**18,951**	21,292	6,288	**160,602**
Deferred income taxes	**14,295**	12,810	14,448	**121,144**
Loss from discontinued operations (after income tax effect) (Note 4)	**—**	6,364	2,850	**—**
Changes in operating assets and liabilities:				
Notes and accounts receivable	**(118,336)**	(45,810)	(4,080)	**(1,002,847)**
Inventories	**(24,106)**	452	17,561	**(204,288)**
Advance payments to suppliers and prepaid expenses and other assets	**(60,414)**	(88,039)	(4,045)	**(511,983)**
Prepaid pension cost	**25,886**	1,136	21,088	**219,373**
Notes, acceptances and accounts payable	**59,308**	31,670	33,201	**502,610**
Advance payments received from customers and accrued expenses and other liabilities	**55,539**	90,306	38,199	**470,669**
Accrued income taxes	**383**	695	1,283	**3,246**
Other	**(8,780)**	(40,769)	(18,059)	**(74,408)**
Net cash provided by operating activities	**152,075**	133,408	173,824	**1,288,771**
Investing activities:				
Net decrease (increase) in time deposits	**2,050**	(16,984)	4,426	**17,373**
Proceeds from sales of available-for-sale securities	**13,922**	13,410	50,728	**117,983**
Proceeds from redemptions of available-for-sale securities	**—**	1,630	—	**—**
Purchases of available-for sale securities	**(25,241)**	(42,116)	(50,847)	**(213,907)**
Proceeds from redemptions of held-to-maturity securities	**6,000**	26,114	1,316	**50,847**
Proceeds from sales of investments in affiliated companies	**51,892**	17,685	5,362	**439,763**
Acquisition of investments in affiliated companies	**(100,890)**	(7,402)	(5,734)	**(855,000)**
Proceeds from sales of other investments	**60,111**	36,924	53,386	**509,415**
Acquisition of other investments	**(103,084)**	(59,828)	(31,387)	**(873,593)**
Proceeds from sales of property, plant and equipment and property leased to others	**22,728**	14,030	20,849	**192,610**
Purchases of property, plant and equipment and property leased to others	**(66,274)**	(211,037)	(65,324)	**(561,644)**
Collection of loans receivable	**57,341**	52,606	98,813	**485,941**
Loans made to customers	**(53,702)**	(18,813)	(35,545)	**(455,102)**
Net cash (used in) provided by investing activities	**(135,147)**	(193,781)	46,043	**(1,145,314)**
Financing activities:				
Net (decrease) increase in short-term loans	**(169,837)**	5,348	(119,698)	**(1,439,297)**
Proceeds from long-term debt	**659,300**	525,792	387,677	**5,587,288**
Payments of long-term debt	**(444,531)**	(566,042)	(497,929)	**(3,767,212)**
Cash dividends paid — common and preferred stocks	**(15,110)**	(11,224)	(4,922)	**(128,051)**
Purchase of treasury stock, net	**(159)**	(168)	(54)	**(1,347)**
Other	**(4,844)**	257	(3,131)	**(41,050)**
Net cash provided by (used in) financing activities	**24,819**	(46,037)	(238,057)	**210,331**
Effect of exchange rate changes on cash and cash equivalents	**4,269**	16,152	(1,347)	**36,178**
Net increase (decrease) in cash and cash equivalents	**46,016**	(90,258)	(19,537)	**389,966**
Cash and cash equivalents at beginning of year	**368,936**	459,194	478,731	**3,126,576**
Cash and cash equivalents at end of year	**¥ 414,952**	¥ 368,936	¥ 459,194	**$ 3,516,542**
Supplemental cash flow information:				
Cash paid during the year for:				
Interest	**¥ 58,864**	¥ 47,808	¥ 45,045	**$ 498,847**
Income taxes	**55,242**	33,131	27,072	**468,153**
Non-cash investing activities:				
Acquisition of subsidiaries (Note 3):				
Fair value of assets acquired	**—**	172,738	—	**—**
Fair value of liabilities assumed	**—**	97,088	—	**—**
Minority interest	**—**	14,317	—	**—**
Acquisition cost of subsidiaries	**—**	61,333	—	**—**
Non-cash acquisition costs of subsidiaries	**—**	51,356	—	**—**
Cash acquired	**—**	4,305	—	**—**
Acquisitions of subsidiaries, net of cash acquired	**—**	5,672	—	**—**
Exchange of assets:				
Fair value of assets received	**11,925**	—	—	**101,059**
Carrying value of assets surrendered	**11,481**	—	—	**97,297**
Non-cash financing activities:				
Issuance of common stock pursuant to conversion of convertible debentures	**—**	61,678	—	**—**

See accompanying notes.

Notes to Consolidated Financial Statements

Marubeni Corporation
Years ended March 31, 2007, 2006 and 2005

1. Nature of Operations and Basis of Financial Statements

Marubeni Corporation (the "Company"), a Japanese corporation, and its consolidated subsidiaries engage in import and export trades of domestic and overseas products and commodities, including domestic and offshore trades. In addition, the Company is involved in construction and real estate business, offers various services and makes investments in domestic and foreign businesses. The range of the business covers extensive types of commodities and services in the machinery, energy, metals, chemicals, forest products and general merchandise, agri-marine products, textile, development and construction, information industry and other fields.

The Company maintains its books and records and prepares its financial statements in Japanese yen. The accompanying consolidated financial statements differ from the non-consolidated financial statements issued for domestic purposes in Japan. In addition to consolidation, they reflect certain adjustments not recorded in the Company's books, which in the opinion of management are appropriate to present the Company's financial position, results of operations, and cash flows in accordance with accounting principles generally accepted in the United States. The principal adjustments are: (1) recognition of installment sales on the accrual basis, (2) recognition of the value ascribed to warrants, (3) accounting for pension costs, (4) accounting for investment securities, (5) deferred gain on sales of property for tax purposes, (6) accounting for goodwill and other intangible assets, (7) accounting for asset retirement obligations, (8) accounting for derivative instruments and hedging activities, (9) accounting for leases, (10) accounting for debt issuance costs, (11) reporting revenue gross as a principal or net as an agent, (12) reporting discontinued operations and (13) presentation of minority interests.

Certain reclassifications have been made in the 2006 and 2005 financial statements to conform to the presentation for 2007.

The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2007 is included solely for the convenience of readers outside of Japan and has been made at ¥118 to $1, the exchange rate prevailing on March 31, 2007. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at this or any other rate.

2. Significant Accounting Policies

Consolidation

The consolidated financial statements of the Company include the accounts of all majority owned domestic and foreign subsidiaries and variable interest entities ("VIEs"), of which the Company and/or its subsidiaries are the primary beneficiary (together, the "Companies"). The VIEs are defined by the Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities* (revised December 2003)—*an Interpretation of ARB No. 51*, (FIN 46R). FIN 46R requires a VIE to be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses) or both. A variable interest holder that consolidates the VIE is called the primary beneficiary. FIN 46R also requires disclosures about VIEs that the variable interest holder is not required to consolidate but in which it has a significant variable interest.

Significant intercompany transactions and accounts have been eliminated. When a subsidiary sells stock to unrelated third parties, the Company's shareholding in the subsidiary decreases while the price per share changes, depending on the price of the new stock issued. The Company recognizes such a change in the price per share in earnings at the time of the sale of stock.

Certain subsidiaries have been included on the basis of a fiscal year-end on or after December 31, but prior to the parent company's fiscal year-end of March 31. There have been no significant transactions with such subsidiaries during the intervening periods.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates due to inherent uncertainty in nature. Significant estimates and assumptions reflected in the accompanying consolidated financial statements include allowance for doubtful accounts, valuation of investment securities, impairment of long-lived assets, deferred income taxes and employees' retirement benefits.

Foreign currency translation

Assets and liabilities included in financial statements of foreign subsidiaries and affiliated companies are translated into Japanese yen at the respective year-end rates. All income and expenses accounts are translated at the average rates prevailing during the year. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Foreign currency-denominated receivables and payables are translated into Japanese yen at the year-end rates with the resulting gains and losses recognized in earnings of the year.

Cash equivalents

The Companies consider deposits in banks and securities purchased under resale agreements with an original maturity of three months or less to be cash equivalents.

Investment securities

Management determines the appropriate classification of investment securities as either trading, held-to-maturity or available-for-sale securities at the date of purchase.

Trading securities

Trading securities are held for resale in anticipation of short-term market movements. Trading securities, consisting primarily of marketable equity securities, are stated at fair value. Gains and losses are included in gain/loss on sales of investment securities.

Held-to-maturity securities

Debt securities are classified as held-to-maturity when the Companies have the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Interest on securities classified as

held-to-maturity is included in interest income. Declines in fair value judged to be other than temporary on held-to-maturity securities are included in impairment loss on investment securities.

Available-for-sale securities
Marketable equity securities not classified as trading and debt securities not classified as trading or held-to-maturity are classified as available-for-sale securities and are carried at fair value, with the unrealized gains and losses, net of taxes, reported in accumulated other comprehensive loss in shareholders' equity. The amortized cost of debt securities in this category is adjusted for the amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses and declines in fair value judged to be other than temporary on available-for-sale securities are included in gain/loss on sales of investment securities and impairment loss on investment securities, respectively. The average cost of securities sold is used in the determination of realized gains or losses. Interest and dividends on investment securities classified as available-for-sale are included in interest income and dividend income, respectively.

Inventories

Inventories, which primarily consist of commodities, merchandise and real estate held for sale, are stated at the lower of cost (primarily specific or moving average cost) or market (generally replacement cost). Inventories included real estate for sale of ¥77,294 million ($655,034 thousand) and ¥81,798 million at March 31, 2007 and 2006, respectively.

Investments

The Companies' investments in affiliated companies (investees owned 20% to 50% and other investees over which the Companies have the ability to exercise significant influence) are stated at cost, adjusted for equity in their undistributed earnings or accumulated losses since acquisition. Dividends received from affiliated companies are deducted from the investments in affiliated companies. The excess amounts of the cost of investments in affiliated companies over the Companies' equity in the underlying fair value of the net assets of the associated companies at the dates of acquisition are included in the acquisition costs of the investments. When there are declines in the value of investments in affiliated companies judged to be other than temporary, the investments are written down to the fair value by recognizing impairment losses. Other investments are primarily non-marketable equity securities and are stated at cost, adjusted for any declines in value judged to be other than temporary.

Loans and allowance for doubtful accounts

Loans including accounts receivable are stated at cost.

In evaluating the credit risk relating to loans, the Companies categorize them based on the potential exposures for credit ratings of debtors, geographical and other considerations. When a loan is impaired, the allowance for credit losses is determined based on discounted cash flows using the loans' initial effective interest rate or the fair value of the collateral for certain collateral dependent loans. For other loans, the allowance for credit losses is determined based on a historical bad debt ratio by the credit risk category. When loans are legally or contractually determined to be uncollectible, the loans are offset against their respective allowances.

Cash received on impaired loans is either applied against the principal of such loans or reported as interest income, based on management's judgment with regard to the collectibility of the principal. The Companies discontinue the accrual of interest when loans are past due for a period of 180 days or more. The accrual of interest is resumed when agreements for the rescheduling of payment are made and the receipt of interest is probable.

Loans 90 days past due are noted as delinquent and monitored for collectibility. The recorded investments in loans 90 days past due and still accruing interest were not significant at March 31, 2007 and 2006.

Leases

The Company and certain of its subsidiaries lease fixed assets under direct financing leases and operating leases as lessors. Income from direct financing leases is recognized by the amortization of unearned income over the lease term at a constant periodic rate of return on the net investment. Operating lease income is recognized over the lease term on a straight-line basis.

The Company and certain of its subsidiaries lease fixed assets under operating leases and capital leases as lessees. For capital lease obligations, interest expense is recognized over the lease term at a constant periodic rate on the lease obligation. Accumulated depreciation of the leased assets is recognized over the lease term on a straight-line basis. Rental expense on operating leases is recognized over the lease term on a straight-line basis.

Depreciation

Depreciation of property, plant and equipment (including property leased to others) is determined by the declining-balance or the straight-line method (primarily for buildings) at rates based on the estimated useful lives of the respective assets, which are from 2 to 50 years. Mining rights are primarily amortized by the unit-of-production method or straight-line method at rates based on the estimated useful lives of 10 to 30 years.

Mining rights

The FASB issued FASB Emerging Issue Task Force Issue 04-2, *Whether Mineral Rights are Tangible or Intangible Assets* (EITF 04-2). In this regard, the FASB also issued FASB Staff Positions (FSP) No. 141-1 and 142-1, which amend Statement of Financial Accounting Standards (SFAS) 141 and SFAS 142. In accordance with EITF 04-2 and FSP No. 141-1 and 142-1, all mining rights are included in Property, plant and equipment in the consolidated balance sheets.

Long-lived assets other than goodwill and other intangible assets

Long-lived assets held and used are evaluated for impairment and written down to their fair value if the sum of their expected future cash flows is less than the carrying amount of the assets. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Business combinations

In accordance with SFAS No. 141, *Business Combinations*, the purchase method of accounting is used for all business combinations. The Company separately recognizes and presents acquired intangible assets as goodwill or other intangible assets.

Goodwill and other intangible assets

Effective April 1, 2002, the Companies adopted SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Companies annually test goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

Asset retirement obligations

Effective for the year ended March 31, 2004, the Companies adopted SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part

of the related long-lived asset and allocated to expense over the useful life of the asset. The adoption of SFAS 143 did not have a material impact on the Company's financial positions and results of operations.

Employees' retirement benefits

In September 2006, the FASB issued FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R) Employers' Accounting for Pension* (SFAS 158). SFAS 158 requires plan sponsors of defined benefit pension and other postretirement benefit plans (collectively, "postretirement benefit plans") to recognize the funded status of their postretirement benefit plans in the statement of financial position, measure the fair value of plan assets and benefit obligations as of the date of the fiscal year-end statement of financial position, and provide additional disclosures. On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. The effect of adopting SFAS 158 on the Company's financial condition at March 31, 2007 has been included in the accompanying consolidated financial statements. SFAS 158 did not have an effect on the Company's consolidated financial condition at March 31, 2006 or 2005. SFAS 158's provisions regarding the change in the measurement date of postretirement benefit plans are not applicable as the Company and consolidated subsidiaries already uses measurement dates of respective year ends for their pension plan. See Note 11 for further discussion of the effect of adopting SFAS 158 on the Company's consolidated financial statements.

Financial instruments with characteristics of both liabilities and equity

Effective for the year ended March 31, 2004, the Companies adopted SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The adoption of SFAS 150 did not have a material impact on the Company's financial positions and results of operations.

Revenue recognition and the total volume of trading transactions

The trading transactions undertaken by the Companies take many forms and consist of those in which the Companies act as principal and those in which the Companies act as agent. In agency transactions, payment for goods is made directly by the purchaser to the supplier. The Companies derive revenues from sales of goods, performance of services and commissions on trading transactions.

Although the Companies legally act as a principal, certain transactions are reported net, as commissions, when the margins thereon are in substance considered commissions in accordance with FASB Emerging Issue Task Force Issue 99-19 *Reporting Revenue Gross as a Principal versus Net as an Agent* (EITF 99-19). When the Companies are not the primary obligor and do not have general inventory risk, they generally present the transaction net. The presentation may change according to changes in form or substance of transactions.

The total volume of trading transactions, which is voluntarily disclosed in the statements of income, includes the sales value of all transactions in which the Companies participate, regardless of the form of such transaction, based on the practices of the Japanese trading companies.

The Companies' revenues and commissions are recognized when they are realized or realizable and earned. Revenues and commissions are realized or realizable and earned when the Companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collection is reasonably assured.

Sale of goods and other: In acting as a principal, revenue from the sale of goods is recognized when the delivery conditions are met. These conditions are considered to have been met when the goods are received by the customer or title to securities such as bills of lading are transferred to the customer. In addition, if required the implementation testing needs to be fully completed and any future obligations need to be perfunctory and not affect the customer's final acceptance of the arrangement of revenue to be recognized.

Performance of services: Commissions are recognized when the contracted services to the third-party customers are completed. In acting as agent, the Companies recognize commissions when contracted services are fully rendered to the customers.

Long-term and large scale construction arrangements: Revenue is recognized by the percentage-of-completion method when the conditions are met under Statement of Position 81-1 of AICPA, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*.

Shipping and handling costs are included in cost of revenues.

Consumption taxes

Revenues, costs and expenses on the consolidated statements of income do not include consumption taxes.

Other expenses — net

Other expenses — net includes losses incurred in liquidating subsidiaries and affiliated companies of ¥1,114 million ($9,441 thousand), ¥896 million and ¥412 million for the years ended March 31, 2007, 2006 and 2005, respectively.

Other expenses — net for the year ended March 31, 2005 also includes a loss on investment in and receivables from P.T. Chandra Asri of ¥21,347 million.

The aggregated amounts of losses on sales of loans, included in other expenses — net were ¥1,799 million ($15,246 thousand) and ¥923 million for the years ended March 31, 2007 and 2006, respectively. Such amount was not significant for the year ended March 31, 2005.

Derivative instruments and hedging activities

The Companies apply SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended by SFAS 138 and SFAS 149.

The Companies recognize all derivative instruments on the consolidated balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in value of the hedged assets, liabilities, or firm commitments through earnings or recognized in accumulated other comprehensive income on the consolidated balance sheet until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a hedge will be immediately recognized in earnings. For derivative and non-derivative financial instruments designated as hedging the foreign currency exposure of a net investment in foreign subsidiaries and affiliates, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent the hedges are effective. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness are included in other expenses — net. The Companies expect to reclassify ¥4,660 million ($39,492 thousand) of net loss on derivative instruments from accumulated other comprehensive income to earnings during the 12 months ending March 31, 2007, due to actual export and import transactions or receipts and payments of interest. The maximum length of time over which the Companies are hedging their exposure to the variability in future cash flows for forecasted transactions, excluding those forecasted transactions

related to the payments of variable interest on existing financial instruments, is 55 months. The losses of derivative and non-derivative hedging instruments included in currency translation adjustments were ¥5,368 million ($45,492 thousand) and ¥17,726 million for the years ended March 31, 2007 and 2006, respectively.

Presentation of equity in earnings

The Company has presented in its prior consolidated statements of income equity in earnings of affiliated companies after income from continuing operations before income taxes and minority interests. The Company included it in income from continuing operations before income taxes and minority interests for the year ended March 31, 2007. The reclassification was made in the consolidated statements of income for the years ended March 31, 2006 and 2005 to conform to this presentation.

Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax bases of assets and liabilities and are measured using the enacted tax rates and laws which will be in effect when the differences are expected to reverse. A valuation allowance is recognized to reduce the deferred tax assets to the amount that is considered more likely than not to be realized.

Recently issued accounting standard

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FAS109, Accounting for Income Taxes* (FIN48) to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 as of April 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings. The Company has not determined the effect, if any, the adoption of FIN 48 will have on the Company's financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt it on April 1, 2008. The Company has not determined the effect, if any, the adoption of SFAS 157 will have on the Company's financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115*. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007 and the Company will adopt it on April 1, 2008. The Company has not determined the effect, if any, the adoption of SFAS 159 will have on the Company's financial position and results of operations.

3. Acquisitions

On October 12, 2005, Japan Indonesia Petrochemical Investment Corporation ("JIPIC"), a wholly owned subsidiary of the Company, exchanged its shares and loans in PT. Chandra Asri ("CA") with Commerzbank International Trust (Singapore) Ltd., for shares of two Indonesian companies in the Musi Pulp business. As a result of this exchange, PT. Tanjungenim Lestari Pulp & Paper ("TEL"), a pulp producing company, became a subsidiary wholly owned by the Company, JIPIC and Sumatra Pulp Corporation ("Sumatra"), a 49.95% owned subsidiary of Marubeni. In addition, PT. Musi Hutan Persada ("MHP"), a plantation company, became a subsidiary owned 60% by the Company and JIPIC. TEL was incorporated in 1990 and produces pulp from acacia logs, and has pulp production capacity of 450,000 tons per year. MHP was incorporated in 1991 and operates acacia plantation on 190,000 hectares out of authorized areas of 300,000 hectares and supplies logs for TEL. The results of operations of TEL and MHP have been consolidated in the consolidated statement of income from the date of acquisition. The pulp business is placed as one of the Company's core businesses and acquisition of the majority shares of TEL and MHP was made to further strengthen the business.

The aggregate purchase price was ¥61,333 million, and the following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition.

	Millions of yen
Current assets	¥ 14,744
Property, plant and equipment	103,214
Intangible assets	50,771
Other non-current assets	4,009
Total assets acquired	172,738
Current liabilities	7,426
Long-term debt	80,542
Other non-current liabilities	9,120
Total liabilities assumed	97,088
Minority interest	14,317
Net assets acquired	¥ 61,333

Minority interest above includes the Company's and Sumatra's interest of 45.06% in TEL, acquired prior to this acquisition.

As MHP was granted by the Indonesia government a right to use land of 300,000 hectares for plantation, ¥50,745 million were assigned to intangible assets subject to amortization over the remaining authorized period of 29 years.

Had the Company acquired TEL and MHP at April 1, 2004, the consolidated revenues, gross trading profits, net income, and basic and diluted earnings per share of common stock for the years ended March 31, 2006 and 2005 would be as follows:

	Pro Forma Information (Unaudited)	
	Millions of yen	
	2006	2005
Revenue	¥3,153,954	¥3,063,585
Gross trading profit	506,039	439,739
Net income	76,002	38,409
	Yen	
Basic earnings per share of common stock	¥49.82	¥24.71
Diluted earnings per share of common stock	41.66	20.79

There were no significant acquisitions for the year ended March 31, 2007.

4. Discontinued Operations

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company separately presents the results of the operations of discontinued operations, net of income tax effects, which are either operations disposed of or reclassified as held for sale during the year, in the consolidated statements of income. The figures of statements of income and cash flows for the prior years have been reclassified to conform to this presentation.

The carrying amounts of assets and liabilities of discontinued operations were not significant at March 31, 2006 and 2005.

The loss from discontinued operations in the statement of income for the years ended March 31, 2006 and 2005, and selected financial information are as follows:

	Millions of yen	
	2006	2005
Revenue	¥ 281	¥ 3,089
Loss from discontinued operations, before income tax effect	¥(1,793)	¥(5,738)
Loss on disposal	(9,885)	—
Income tax benefit	5,314	2,888
Loss from discontinued operations, after income tax effect	¥(6,364)	¥(2,850)

Discontinued operations for the year ended March 31, 2006 are as follows:

The Company placed as a non-core business the leisure-related business including the ski business and theme park operations in the "V Plan," the three year business plan, which started in 2003. Based on the plan, the Company decided to exit from the leisure business operated through two subsidiaries, Hunter Mountain Shiobara Co. Ltd. ("HMS") and Nasu Kougen Resort Co. Ltd. ("NKR"), by selling them to third parties. NKR sold all assets and business related to the skiing ground operations to HMS, and then the Company sold all share in HMS to Tokyu Resort Corporation in November 2005. The Company sold all shares in NKR to Animal Escort Service Co. Ltd. in April 2006.

There were no discontinued operations for the year ended March 31, 2007.

5. Marketable Equity Securities and Debt Securities

The following is a summary of available-for-sale securities and held-to-maturity securities at March 31, 2007 and 2006:

Available-for-sale securities

	Millions of yen							
	2007				2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:								
Debt securities	**¥ 5,792**	**¥ 5**	**¥ —**	**¥ 5,797**	¥ 579	¥ —	¥ —	¥ 579
Non-current:								
Debt securities	**¥ 35,034**	**¥ 200**	**¥ (27)**	**¥ 35,207**	¥ 29,060	¥ 216	¥ (37)	¥ 29,239
Marketable equity securities	**169,757**	**161,682**	**(6,594)**	**324,845**	153,508	167,980	(1,350)	320,138
Total	**¥204,791**	**¥161,882**	**¥(6,621)**	**¥360,052**	¥182,568	¥168,196	¥(1,387)	¥349,377

	Thousands of U.S. dollars			
	2007			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Debt securities	**$ 49,085**	**$ 42**	**$ —**	**$ 49,127**
Non-current:				
Debt securities	**$ 296,898**	**$ 1,695**	**$ (229)**	**$ 298,364**
Marketable equity securities	**1,438,619**	**1,370,186**	**(55,881)**	**2,752,924**
Total	**$1,735,517**	**$1,371,881**	**$(56,110)**	**$3,051,288**

Held-to-maturity securities

	Millions of yen							
	2007				2006			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:								
Debt securities	**¥ —**	**¥ —**	**¥ —**	**¥ —**	¥6,000	¥ 4	¥ —	¥ 6,004
Non-current:								
Debt securities	**¥9,385**	**¥534**	**¥ —**	**¥9,919**	¥9,236	¥797	¥ —	¥10,033

	Thousands of U.S. dollars			
	2007			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current:				
Debt securities	**$ —**	**$ —**	**$ —**	**$ —**
Non-current:				
Debt securities	**$79,534**	**$4,525**	**$ —**	**$84,059**

Debt securities were mainly corporate bonds.

The fair value and gross unrealized holding losses on available-for-sale and held-to-maturity securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, at March 31, 2007 and 2006, were as follows:

	Millions of yen							
	2007				2006			
	Less than 12 months		12 months or longer		Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:								
Debt securities	¥ 4,197	¥ (27)	¥ —	¥ —	¥ 4,771	¥(37)	¥ —	¥ —
Marketable equity securities	51,345	(6,594)	—	—	37,282	(1,350)	—	—
	¥55,542	¥(6,621)	¥ —	¥ —	¥42,053	¥(1,387)	¥ —	¥ —
Held-to-maturity:								
Debt securities	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —
	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —	¥ —

	Thousands of U.S. dollars			
	2007			
	Less than 12 months		12 months or longer	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:				
Debt securities	$ 35,568	$ (229)	$ —	$ —
Marketable equity securities	435,127	(55,881)	—	—
	$470,695	$(56,110)	$ —	$ —
Held-to-maturity:				
Debt securities	$ —	$ —	$ —	$ —
	$ —	$ —	$ —	$ —

The investments in available-for-sale securities with unrealized losses consist primarily of marketable equity securities of 40 issues. The unrealized losses on these securities were mainly due to a temporary decline in the stock market. The severity of the decline was 11% on average and the duration of the impairment was less than 12 months. Based on the evaluation and the Companies' ability and intent to hold these securities for a reasonable period of time sufficient for a recovery of fair value, the Companies did not consider that the declines in fair value of these investments to be other-than-temporary at March 31, 2007.

In addition to the securities listed above, the Companies held trading securities of ¥20,896 million ($177,085 thousand) and ¥14,410 million, at fair value, as of March 31, 2007 and 2006, respectively. The net unrealized holding gains and losses on trading securities included in earnings for the years ended March 31, 2007, 2006 and 2005 amounted to ¥431 million ($3,653 thousand) of gains and ¥76 million and ¥8 million of losses, respectively.

The proceeds from sales of available-for-sale securities amounted to ¥13,922 million ($117,983 thousand), ¥13,410 million and ¥50,728 million for the years ended March 31, 2007, 2006 and 2005, respectively. Gross realized gains on sales of available-for-sale securities totaled ¥8,700 million ($73,729 thousand), ¥7,218 million and ¥28,611 million, and gross realized losses totaled ¥85 million ($720 thousand), ¥457 million and ¥144 million for the years ended March 31, 2007, 2006 and 2005, respectively.

The Company wrote down certain marketable investment securities whose decline in value was considered to be other than temporary to their fair value. These write-downs amounted to ¥63 million ($534 thousand), ¥109 million and ¥385 million for the years ended March 31, 2007, 2006 and 2005, respectively.

The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 2007 are summarized by contractual maturity below. Expected maturities may differ from contractual maturities because the issuers of certain securities have the right to prepay obligations without prepayment penalties.

Available-for-sale securities

	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	¥ 5,792	¥ 5,797	$ 49,085	$ 49,127
Due after one year through five years	11,812	11,986	100,102	101,576
Due after five years through ten years	23,222	23,221	196,796	196,788
Due after ten years	—	—	—	—
Total debt securities	40,826	41,004	345,983	347,491
Marketable equity securities	169,757	324,845	1,438,619	2,752,924
Total	¥210,583	¥365,849	$1,784,602	$3,100,415

	Held-to-maturity securities			
	Millions of yen		Thousands of U.S. dollars	
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	¥ —	¥ —	$ —	$ —
Due after one year through five years	9,385	9,919	79,534	84,059
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—
Total	¥9,385	¥9,919	$79,534	$84,059

6. Affiliated Companies

Investments in and amounts due from affiliated companies at March 31, 2007 and 2006 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Investments in equity securities	¥ 468,950	¥295,427	$3,974,152
Long-term receivables	35,551	18,834	301,280
	¥504,501	¥314,261	$4,275,432

The financial information of affiliated companies at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Current assets	¥2,468,283	¥1,545,465	$20,917,653
Other assets	2,275,500	1,422,424	19,283,898
Total assets	¥4,743,783	¥2,967,889	$40,201,551
Current liabilities	¥2,041,604	¥1,324,505	$17,301,729
Other liabilities	1,560,620	957,768	13,225,593
Equity accounts	1,141,559	685,616	9,674,229
Total liabilities and equity	¥4,743,783	¥2,967,889	$40,201,551

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Total volume of trading transactions	¥5,774,670	¥4,233,915	¥5,353,268	$48,937,881
Net income	162,837	71,212	79,998	1,379,975

The Companies' transactions with affiliated companies for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Sales transactions	¥366,876	¥314,739	¥360,027	$3,109,119
Purchase transactions	166,301	196,639	199,210	1,409,331

The balance of the difference between the cost of investment in affiliated companies and the Companies' equity in the net assets at the dates of acquisition amounted to ¥50,428 million ($427,356 thousand) and ¥4,509 million at March 31, 2007 and 2006, respectively.

Certain investments in the common stock of affiliated companies are marketable equity securities, which have carrying values of ¥54,836 million ($464,712 thousand) and ¥37,366 million at March 31, 2007 and 2006, respectively, with corresponding aggregate quoted market values of ¥77,115 million ($653,517 thousand) and ¥69,951 million.

7. Loans and Allowance for Doubtful Accounts

The changes in the allowance for doubtful accounts are summarized as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Balance at beginning of year	**¥ 99,874**	¥109,316	¥120,814	**$ 846,390**
Provision	**860**	8,515	6,298	**7,288**
Charge-offs	**(30,137)**	(14,435)	(18,572)	**(255,398)**
Other	**(2,928)**	(3,522)	776	**(24,814)**
Balance at end of year	**¥ 67,669**	¥ 99,874	¥109,316	**$ 573,466**

At March 31, 2007 and 2006, the recorded investments in loans that are considered to be impaired under SFAS No. 114 were ¥97,803 million ($828,839 thousand) and ¥159,902 million, respectively, and the allowance for credit losses related to those loans were ¥58,878 million ($498,966 thousand) and ¥86,237 million, respectively. The recorded investment in the impaired loans, net of the valuation allowance, is either secured by collateral or considered collectible based upon various analyses. The average recorded investments in impaired loans were ¥131,270 million ($1,112,458 thousand), ¥176,477 million and ¥230,778 million for the years ended March 31, 2007, 2006 and 2005, respectively. The Companies generally do not accrue for interest on those loans, and recognize interest income on a cash basis, which was ¥1,245 million ($10,551 thousand), ¥3,839 million and ¥2,901 million for the years ended March 31, 2007, 2006 and 2005.

8. Long-Lived Assets

The gross carrying amounts and accumulated amortization of intangible assets as of March 31, 2007 and 2006 were as follows:

	Millions of yen			
	2007		2006	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Licenses and operating rights	**¥ 77,980**	**¥ (9,409)**	¥ 77,008	¥ (5,073)
Software	**16,863**	**(9,710)**	13,541	(7,528)
Additional minimum pension liability	**—**	**—**	2,223	(863)
Other	**10,770**	**(3,668)**	11,032	(4,409)
Intangible assets not subject to amortization:				
Land rent rights	**2,589**	**—**	2,350	—
Other	**1,239**	**—**	1,044	—
	¥109,441	**¥(22,787)**	¥107,198	¥(17,873)

	Thousands of U.S. dollars	
	2007	
	Gross carrying amount	Accumulated amortization
Amortized intangible assets:		
Licenses and operating rights	**$660,847**	**$ (79,737)**
Software	**142,907**	**(82,288)**
Additional minimum pension liability	**—**	**—**
Other	**91,271**	**(31,085)**
Intangible assets not subject to amortization:		
Land rent rights	**21,941**	**—**
Other	**10,500**	**—**
	$927,466	**$(193,110)**

The amortized intangible assets acquired during the year ended March 31, 2007 totaled ¥3,949 million ($33,466 thousand) and consisted primarily of software of ¥3,350 million ($28,390 thousand). The weighted-average amortization period of software acquired for the year ended March 31, 2007 is five years (straight-line method).

The intangible assets which have been required to be recognized under SFAS No. 87, *Employers' Accounting for Pension*, were not recognized at March 31, 2007, due to the adoption of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No 87, 88, 106, and 132(R) Employers' Accounting for Pension.*

The amortized intangible assets acquired during the year ended March 31, 2006 totaled to ¥58,981 million and consisted primarily of operating rights of ¥51,741 million and software of ¥2,825 million. The weighted-average amortization periods of operating rights and software acquired for the year ended March 31, 2006 are 29 years (straight-line method) and five years (straight-line method), respectively.

The amount of the residual value of the amortized intangible assets is not significant.

The amortization expense for intangible assets was ¥6,408 million ($54,305 thousand), ¥5,734 million and ¥5,899 million for the years ended March 31, 2007, 2006 and 2005. The estimated amortization expense for the next five years is as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥5,767	$48,873
2009	5,382	45,610
2010	4,788	40,576
2011	4,203	35,619
2012	3,842	32,559

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2007 and 2006 are as follows:

	Millions of yen									
	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Transportation and industrial machinery	Plant, ship and infrastructure projects	Information and communication	Development and construction	Overseas corporate subsidiaries and branches	Total
Balance at March 31, 2005	¥7,293	¥ —	¥ —	¥1,147	¥4,042	¥ —	¥8,096	¥ —	¥ 6,931	¥27,509
Goodwill acquired during the year	—	1,094	—	—	—	—	—	—	—	1,094
Impairment losses	—	(552)	—	—	—	—	—	—	(1,467)	(2,019)
Disposal, effect of exchange rate and other	—	—	—	22	351	—	—	—	979	1,352
Balance at March 31, 2006	**7,293**	**542**	**—**	**1,169**	**4,393**	**—**	**8,096**	**—**	**6,443**	**27,936**
Goodwill acquired during the year	**—**	**—**	**1,524**	**—**	**913**	**6,339**	**1,037**	**527**	**741**	**11,081**
Impairment losses	**—**	**(542)**	**—**	**—**	**—**	**—**	**—**	**—**	**(326)**	**(868)**
Disposal, effect of exchange rate and other	**—**	**—**	**—**	**172**	**192**	**—**	**—**	**—**	**(2,719)**	**(2,355)**
Balance at March 31, 2007	**¥7,293**	**¥ —**	**¥1,524**	**¥1,341**	**¥5,498**	**¥6,339**	**¥9,133**	**¥527**	**¥ 4,139**	**¥35,794**

	Thousands of U.S. dollars									
	Agri-marine products	Textile	Forest products and general merchandise	Chemicals	Transportation and industrial machinery	Plant, ship and infrastructure projects	Information and communication	Development and construction	Overseas corporate subsidiaries and branches	Total
Balance at March 31, 2006	**$61,805**	**$ 4,593**	**$ —**	**$ 9,907**	**$37,229**	**$ —**	**$68,610**	**$ —**	**$ 54,602**	**$236,746**
Goodwill acquired during the year	**—**	**—**	**12,915**	**—**	**7,737**	**53,720**	**8,788**	**4,466**	**6,281**	**93,907**
Impairment losses	**—**	**(4,593)**	**—**	**—**	**—**	**—**	**—**	**—**	**(2,763)**	**(7,356)**
Disposal, effect of exchange rate and other	**—**	**—**	**—**	**1,458**	**1,627**	**—**	**—**	**—**	**(23,043)**	**(19,958)**
Balance at March 31, 2007	**$61,805**	**$ —**	**$12,915**	**$11,365**	**$46,593**	**$53,720**	**$77,398**	**$4,466**	**$ 35,077**	**$303,339**

As a result of decreases in the estimated future cash flows due to the worsened business circumstances and conditions and changes in management strategies, the Companies recognized impairment losses on goodwill of ¥868 million ($7,356 thousand) and ¥2,019 million for the years ended March 31, 2007 and 2006. There was no impairment loss on goodwill recognized for the year ended March 31, 2005. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

Due to decreases in expected future cash flows below their carrying amounts, the Company and certain of its subsidiaries recognized impairment losses primarily on their facility, real estate and plant in the total amounts of ¥18,879 million ($159,992 thousand) and ¥15,504 million, which are included in loss on property, plant and equipment on the consolidated statement of income, for the years ended March 31, 2007 and 2006, based on their fair value. The fair value was primarily estimated using the discounted cash flow method and third-party appraisals. The segments affected by the impairment losses were primarily Energy of ¥4,415 million ($37,415 thousand), Development and construction of ¥4,249 million ($36,008 thousand), Agri-marine products of ¥3,728 million ($31,593 thousand), Corporate of ¥3,065 million ($25,975 thousand) and Plant, ship and infrastructure projects of ¥2,013 million ($17,059 thousand) for the year ended March 31, 2007, and Energy of ¥6,402 million, Metals and mineral resources of ¥3,980 million and Corporate of ¥1,587 million for the year ended March 31, 2006.

9. Pledged Assets

The following table summarizes assets pledged as collateral for the Company's obligations at March 31, 2007 and 2006:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Time deposits	**¥ 10,742**	¥ 10,199	**$ 91,034**
Securities and other investments and investments in affiliated companies	**53,951**	60,428	**457,212**
Notes, loans and accounts receivable — trade (current and non-current)	**37,604**	47,279	**318,678**
Inventories	**1,226**	6,655	**10,390**
Property, plant and equipment, and property leased to others, net of accumulated depreciation	**411,965**	358,225	**3,491,229**
Other assets	**29,247**	13,108	**247,855**
	¥544,735	¥495,894	**$4,616,398**

The obligations secured by such collateral were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Short-term loans	**¥ 22,812**	¥ 67,529	**$ 193,322**
Other current liabilities	**10,000**	16,133	**84,746**
Long-term debt	**178,319**	202,197	**1,511,178**
Guarantees of contracts, etc.	**18,587**	20,962	**157,517**
	¥229,718	¥306,821	**$1,946,763**

In addition, acceptances payable at March 31, 2007 and 2006 were secured by trust receipts on inventories, the standard terms of which provide that the proceeds from the sales of any such collateral be delivered to the respective bank to be applied against outstanding acceptances. However, the Companies have, in general, followed the practice of paying acceptances on their maturity dates. Given the substantial volume of the Company's transactions, it would not be practicable to determine the total amount of inventories and/or proceeds from the sales of such inventories covered by outstanding trust receipts.

As is customary in Japan, security, if requested by a lending bank, must be given and the bank has the right to offset cash deposited with it against any debt or obligations that become due and, in the case of default or certain other specified events, against all debt payable to the bank. To date, no such request has been made to the Companies and no such rights have been exercised.

10. Short-Term Loans and Long-Term Debt

Short-term loans and their weighted average interest rates, regardless of currencies, at March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Short-term loans from banks and others	**¥170,423**	¥368,491	**$1,444,263**
Weighted average interest rates	**3.12%**	2.58%	

Long-term debt at March 31, 2007 and 2006 consisted of:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
1.48% notes due 2006	¥ —	¥ 3,800	$ —
1.27% notes due 2006	—	7,700	—
1.13% notes due 2006	—	28,100	—
Libor + 0.73% notes due 2007	**15,578**	15,578	**132,017**
2.0% notes due 2006	—	15,000	—
1.91% notes due 2006	—	10,000	—
1.27% (1.60% after June 13, 2005) notes due 2007	**9,350**	9,350	**79,237**
1.11% notes due 2007	—	10,000	—
1.43% notes due 2009	**10,000**	10,000	**84,746**
1.38% notes due 2009	**15,000**	15,000	**127,119**
0.86% notes due 2007	**10,000**	10,000	**84,746**
1.28% notes due 2009	**10,000**	10,000	**84,746**
0.98% notes due 2009	**10,000**	10,000	**84,746**
0.87% notes due 2010	**20,000**	20,000	**169,492**
1.32% notes due 2012	**10,000**	10,000	**84,746**
1.38% notes due 2012	**10,000**	10,000	**84,746**
1.37% notes due 2015 with prepayment options	**5,000**	5,000	**42,373**
0.80% notes due 2010	**20,000**	20,000	**169,492**
1.28% notes due 2012	**15,000**	15,000	**127,119**
1.09% notes due 2010	**30,000**	30,000	**254,237**
1.56% notes due 2012	**10,000**	10,000	**84,746**
1.50% notes due 2012	**10,000**	10,000	**84,746**
1.67% notes due 2011	**20,000**	—	**169,492**
1.81% notes due 2012	**10,000**	—	**84,746**
1.62% notes due 2012	**10,000**	—	**84,746**
1.64% notes due 2013	**10,000**	—	**84,746**
Medium-term notes due from 2006 to 2009 principally at rates from 0.3% to 5.9% or at floating rates	**12,789**	24,265	**108,381**
Loans from government-owned banks and government agencies:			
Secured, due serially through 2018 principally at rates from 1.0% to 5.6%	**11,337**	10,420	**96,076**
Unsecured, due serially through 2025 principally at rates from 0.8% to 5.7%	**77,599**	59,093	**657,619**
Loans principally from banks and insurance companies:			
Secured, due serially through 2018 principally at rates from 1.1% to 9.0%	**181,338**	212,223	**1,536,763**
Unsecured, due serially through 2022 principally at rates from 0.6% to 8.0%	**1,562,467**	1,312,002	**13,241,246**
Other	**186,638**	200,920	**1,581,673**
	2,292,096	2,103,451	**19,424,542**
SFAS 133 fair value adjustments	**2,526**	(4,062)	**21,407**
	2,294,622	2,099,389	**19,445,949**
Less: Current portion	**164,485**	219,650	**1,393,941**
	¥2,130,137	¥1,879,739	**$18,052,008**

The SFAS 133 fair value adjustments above represent adjustments made to the balance of the debt in accordance with SFAS 133 with respect to changes in the fair value of hedged long-term debt attributable to fluctuations of interest rates during the term of the hedge.

To hedge against exposure related to the payment of interest and the repayment of the principal of certain short-term loans and long-term debt denominated in foreign currencies, the Company and certain of its subsidiaries enter into foreign exchange contracts.

To strengthen its asset liability management and to hedge against exposure to changes in foreign currency exchange rates, the Company and certain of its subsidiaries entered into several interest rate swap agreements, including interest rate and currency swap agreements, of short-term loans and long-term debt. The floating interest rates are, in general, based upon the six-month or three-month LIBOR (London Interbank Offered Rate). The interest rate swap agreements are to remain in effect through the maturity dates of the short-term loans and long-term debt.

On March 5, 2007, the Company reduced its short-term line of credit by ¥10,000 million ($84,746 thousand). As a result, the Company had an unused short-term line of credit arrangement of ¥105,000 million ($889,831 thousand) and an unused long-term line of credit arrangement of ¥300,000 million ($2,542,373 thousand) at March 31, 2007. Of such arrangements, ¥174,785 million ($1,481,229 thousand) was utilized to reclassify short-term loans and long-term debt due within one year to long-term debt on the consolidated balance sheet at March 31, 2007, as the Company had an intention and ability to refinance them when due. The Company had an unused long-term line of credit of ¥300,000 million, and reclassified short-term loans and long-term debt due within one year to long-term debt of ¥239,559 million on the consolidated balance sheet at March 31, 2006.

In addition to the above, the Company and certain of its subsidiaries have unused short-term lines of credit of $500 million and $415 million at March 31, 2007 and 2006.

Long-term debt subsequent to March 31, 2007 matures as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥164,683	$1,395,619
2009	200,064	1,695,458
2010	443,127	3,755,314
2011	276,399	2,342,364
2012	460,462	3,902,220
Thereafter	747,361	6,333,568

Certain agreements principally with Government-owned financial institutions provide that earlier repayment may be required if, in the judgment of the lenders, the Company or certain of its subsidiaries have achieved higher than expected earnings or received sufficient proceeds from the issuance of common stock or debentures to repay its loans. To date, none of the lenders has made such a request.

Certain of the long-term debt agreements stipulate, among other things, that the Companies, upon request, submit for the lenders' approval the proposed appropriations of income, including dividends, before such appropriations can be submitted to the shareholders. The Companies have never received such a request.

11. Employees' Retirement Benefits

The Company and certain of its subsidiaries have cash-balance plans based on the Defined Benefit Corporate Pension Plan Act and other defined benefit pension plans which, in general, cover all employees. In addition to the pension plans, the Company and certain of its subsidiaries have unfunded lump-sum retirement plans to be paid upon retirement or severance based on the years of service and their compensation level as of the date of severance.

On April 15, 2003 and May 1, 2004, the Marubeni Welfare Pension Fund (the "MWPF") received approval from the Japanese government to transfer the future and past benefit obligations related to the substitutional portion to the government-defined benefit prescribed by the Welfare Pension Insurance Law of Japan. On August 25, 2004, the Marubeni Corporate Pension Fund (former MWPF) transferred the obligations and assets to the government. According to the consensus reached by the Emerging Issue Task Force on Issue No. 03-2, *Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities*, and SFAS No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits*, the Company accounted for the entire process as a settlement upon completion of the transfer to the Japanese government of the substitutional portion of the future and past benefit obligations and the related plan assets.

The Company utilizes trusts in order to segregate the pension assets. During the years ended March 31, 2007 and 2005, the Company withdrew cash of ¥20,000 and ¥15,000 million from the trusts, respectively, since the plan assets exceeded constantly the benefit obligations due to an increase in fair value of plan assets and the transfer of the above benefit obligations. The trusts are legally isolated from the Company.

On March 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS 158. SFAS 158 required the Company to recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of its pension plan in the March 31, 2007 statement of financial position, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses and unrecognized prior service cost all of which were previously netted against the plan's funded status in the Company's statement of financial position pursuant to the provisions of SFAS 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at adoption of SFAS 158.

The incremental effects of adopting the provisions of SFAS 158 on the Company's statement of financial position at March 31, 2007 are presented in the following table. The adoption of SFAS 158 had no effect on the Company's consolidated statement of income for the year ended March 31, 2007, or for any prior period presented, and it will not effect the Company's operating results in future periods. Had the Company not been required to adopt SFAS 158 at March 31, 2007, it would have recognized an additional minimum liability pursuant to the provisions of SFAS 87. The effect of recognizing the additional minimum liability is included in table below in the column labeled "Prior to application of SFAS 158."

	Millions of yen		
	At March 31, 2007		
	Prior to application of SFAS 158	Effect of application of SFAS 158	As reported at March 31, 2007
Prepaid benefit cost	¥ 60,815	¥(39,173)	¥ 21,642
Intangible assets	1,305	(1,305)	—
Accrued pension liabilities	(10,018)	(2,057)	(12,075)
Deferred income taxes	1,554	17,309	18,863
Accumulated other comprehensive income	2,551	25,052	27,603

	Thousands of U.S. dollars		
	At March 31, 2007		
	Prior to application of SFAS 158	Effect of application of SFAS 158	As reported at March 31, 2007
Prepaid benefit cost	$515,381	$(331,975)	$ 183,407
Intangible assets	11,059	(11,059)	—
Accrued pension liabilities	(84,898)	(17,432)	(102,331)
Deferred income taxes	13,169	146,686	159,856
Accumulated other comprehensive income	21,619	212,305	233,924

The reconciliation of beginning and ending balances of the projected benefit obligation and plan assets, and the funded status of the Company's and certain subsidiaries' plans are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Change in projected benefit obligation			
Projected benefit obligation at beginning of year	¥215,780	¥209,491	$1,828,644
Service cost	6,300	5,396	53,390
Interest cost	5,954	5,749	50,458
Actuarial loss	3,778	4,055	32,017
Foreign currency exchange rate changes	1,163	2,424	9,856
Benefits paid	(10,729)	(11,282)	(90,924)
Plan amendment	—	(53)	—
Projected benefit obligation at end of year	222,246	215,780	1,883,441
Change in plan assets			
Fair value of plan assets at beginning of year	254,289	216,808	2,154,992
Actual return on plan assets	707	40,972	5,992
Foreign currency exchange rate changes	1,049	1,949	8,890
Employees' contributions	357	265	3,025
Employer's contribution	4,280	3,331	36,271
Benefits paid	(8,869)	(9,036)	(75,161)
Other	(20,000)	—	(169,492)
Fair value of plan assets at end of year	231,813	254,289	1,964,517
Funded status	¥ 9,567	¥ 38,509	$ 81,076
Amounts recognized in the consolidated balance sheet at March 31, 2007 consist of:			
Prepaid benefit cost	¥ 21,642		$ 183,407
Accrued benefit liability	(12,075)		(102,331)
Funded status	¥ 9,567		$ 81,076

Amounts recognized in accumulated other comprehensive income (loss) at March 31, 2007, consist of:

	Millions of yen	Thousands of U.S. dollars
Prior service cost	**¥(16,171)**	**$(137,042)**
Net actuarial loss	**62,829**	**532,449**
	¥ 46,658	**$ 395,407**

The amounts in accumulated other comprehensive income (loss) expected to be recognized as components of net periodic benefit cost for the year ending March 31, 2008 are as follows:

	Millions of yen	Thousands of U.S. dollars
Prior service cost	**¥(1,065)**	**$(9,025)**
Net actuarial loss	**4,152**	**35,186**

The funded status at March 31, 2006, reconciled to the net amount recognized in the consolidated balance sheet at that date, is summarized as follows:

	Millions of yen
Funded status	¥38,509
Unrecognized prior service cost	(16,467)
Unrecognized net actuarial loss	56,688
Net amount recognized	¥78,730

Amounts recognized in the consolidated balance sheet at March 31, 2006, consist of:

	Millions of yen
Prepaid benefit cost — current	¥ 375
Prepaid benefit cost — non-current	83,746
Accrued benefit liability	(9,129)
Intangible assets	1,360
Accumulated other comprehensive income, before income tax effect	2,378
Net amount recognized	¥78,730

The accumulated benefit obligation for all defined benefit pension plans was ¥213,602 million ($1,810,186 thousand) and ¥207,811 million at March 31, 2007 and 2006, respectively.

The components of net periodic benefit cost of the Company's and certain subsidiaries' plans for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Service cost — benefits earned during the year	**¥ 6,300**	¥ 5,396	¥ 6,040	**$ 53,390**
Interest cost on projected benefit obligation	**5,954**	5,749	5,838	**50,458**
Expected return on plan assets	**(6,390)**	(6,525)	(6,763)	**(54,153)**
Amortization of unrecognized prior service cost	**(1,058)**	(947)	(727)	**(8,966)**
Amortization of unrecognized net actuarial loss	**4,896**	5,124	5,451	**41,492**
Employees' contributions	**(357)**	(265)	(257)	**(3,025)**
Net loss on transfer of the substitutional portion of the employee pension fund liabilities	**—**	—	1,453	**—**
Net periodic benefit cost	**¥ 9,345**	¥ 8,532	¥11,035	**$ 79,196**

Details of the net loss on the transfer of the substitutional portion of the employee pension fund liabilities for the year ended March 31, 2005 is as follows:

	Millions of yen
Subsidy from government	¥(13,405)
Settlement loss:	
Derecognition of accrued salary progression	(1,064)
Recognition of unrealized actuarial loss	15,922
	¥ 1,453

The aggregate projected benefit obligation and aggregate fair value of plan assets for pension plans with projected benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Aggregate projected benefit obligation	**¥49,674**	¥40,410	**$420,966**
Aggregate fair value of plan assets	**37,599**	28,940	**318,636**

The aggregate accumulated benefit obligation and aggregate fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Aggregate accumulated benefit obligation	**¥29,780**	¥25,402	**$252,373**
Aggregate fair value of plan assets	**20,764**	16,411	**175,966**

The weighted-average assumptions used to determine benefit obligations at March 31, 2007 and 2006 were as follows:

	2007	2006
Discount rates	**2.5%**	2.5%
Rates of increases in future salary levels	**4.6%**	4.7%

The weighted-average assumptions used to determine net periodic benefit cost for the years ended March 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Discount rates	**2.5%**	2.5%	2.5%
Rates of increases in future salary levels	**4.7%**	4.7%	4.8%
Expected long-term rates of return on plan assets	**2.7%**	2.7%	2.7%

The overall expected long-term rates of return are calculated based on the historical returns for certain years adjusted by the target rate of return for the components of the current asset portfolio.

The weighted-average asset allocations of the Company's plan assets at March 31, 2007 and 2006 were as follows:

Asset category	2007	2006
Equity securities	**45.8%**	43.3%
Debt securities	**34.6%**	32.5%
Other	**19.6%**	24.2%
Total	**100.0%**	100.0%

Plan assets are generally invested 40%, 40% and 20% in equity securities, debt securities and other. The allocation to foreign equity and debt securities is approximately 10% of the total plan assets.

In making investment decisions, the main objective is to secure the necessary return over the long term to cover pension and retirement benefit payments. The primary investment policy is to analyze the risk/return characteristics by asset class and to invest in a diversified portfolio taking into consideration of the correlation between asset classes. The Company sets a policy asset mix with investments in equities, bonds and alternative investments. Based on this policy, the Company selects multiple investment managers who execute the strategy. When selecting an investment manager, the Company gives consideration to management philosophy and content, investment management policy and investment style, investment control systems including information collection mechanisms and decision-making processes, compliance systems, investment experience and the track record of the investment manager as well as their investment professional in charge of managing pension money.

As a result of the introduction of the cash-balance plan, the performance of certain plan assets is matched with the related pension benefits.

The benefits expected to be paid in the next ten years are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 9,868	$ 83,627
2009	10,400	88,136
2010	10,791	91,449
2011	11,031	93,483
2012	11,111	94,161
2013 – 2017	59,339	502,873
	¥112,540	$953,729

The amount of contributions expected to be paid to the plan during the year ending March 31, 2008 is approximately ¥2,400 million ($20,339 thousand).

12. Income Taxes

The Company files a consolidated income tax return in Japan.

Total income taxes recognized for the years ended March 31, 2007, 2006 and 2005 were applicable to the following:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Income from continuing operations before income taxes and minority interests	**¥68,205**	¥47,463	¥41,780	**$578,008**
Loss from discontinued operations	**—**	(5,314)	(2,888)	**—**
Other comprehensive (loss) income	**(5,509)**	44,556	7,170	**(46,686)**
Total income taxes	**¥62,696**	¥86,705	¥46,062	**$531,322**

Taxes on income applicable to the Company would normally result in the statutory tax rate of approximately 41% for the years ended March 31, 2007, 2006 and 2005. A reconciliation of the statutory income tax rates to the effective income tax rates expressed as a percentage of income from continuing operations before income taxes and minority interests for the years ended March 31, 2007, 2006 and 2005 was as follows:

	2007	2006	2005
Statutory income tax rates	**41.0%**	41.0%	41.0%
Tax effect of subsidiaries' operations	**2.2**	(0.2)	8.0
Tax effect of permanent differences	**1.2**	1.8	3.1
Difference in tax rates of foreign subsidiaries	**(6.4)**	(6.9)	(6.0)
Tax effect on undistributed earnings of subsidiaries and other	**(2.2)**	1.5	1.2
Other	**(0.6)**	(1.5)	0.5
Effective income tax rates on income from continuing operations	**35.2%**	35.7%	47.8%

Income from continuing operations before income taxes and minority interests for the years ended March 31, 2007, 2006 and 2005 was as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Domestic	**¥ 70,067**	¥ 49,999	¥15,652	**$ 593,788**
Foreign	**123,748**	83,056	71,665	**1,048,712**
Total	**¥193,815**	¥133,055	¥87,317	**$1,642,500**

Income taxes on income from continuing operations for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	2007
Current:				
Domestic	**¥17,563**	¥11,484	¥12,451	**$148,839**
Foreign	**36,347**	23,169	14,881	**308,025**
Deferred:				
Domestic	**14,697**	10,829	3,021	**124,551**
Foreign	**(402)**	1,981	11,427	**(3,407)**
Total	**¥68,205**	¥47,463	¥41,780	**$578,008**

The significant components of deferred tax assets and deferred tax liabilities at March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Deferred tax assets:			
Allowance for doubtful accounts	**¥ 52,519**	¥ 79,025	**$ 445,076**
Inventories	**8,971**	10,828	**76,025**
Employees' retirement benefits	**23,146**	2,634	**196,153**
Unrealized profit on intercompany transactions	**8,235**	8,541	**69,788**
Net operating loss carryforwards	**25,947**	44,519	**219,890**
Other	**55,285**	55,088	**468,517**
Total deferred tax assets	**174,103**	200,635	**1,475,449**
Valuation allowance	**(26,260)**	(32,100)	**(222,542)**
Total deferred tax assets — net	**147,843**	168,535	**1,252,907**
Deferred tax liabilities:			
Property, plant and equipment	**30,871**	52,586	**261,619**
Investment securities	**20,154**	25,882	**170,797**
Undistributed earnings	**2,547**	11,712	**21,585**
Investment in affiliated companies	**15,828**	13,676	**134,135**
Other	**16,259**	9,766	**137,788**
Total deferred tax liabilities	**85,659**	113,622	**725,924**
Net deferred tax assets	**¥ 62,184**	¥ 54,913	**$ 526,983**

The net changes in the valuation allowance for deferred tax assets were ¥5,840 million ($49,492 thousand) and ¥625 million of decreases for the years ended March 31, 2007 and 2006, respectively.

At March 31, 2007, certain subsidiaries had net operating loss carryforwards amounting to ¥69,805 million ($591,568 thousand), subject to expiration as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 8,041	$ 68,144
2009	8,023	67,991
2010	7,629	64,653
2011	10,631	90,093
2012	4,623	39,178
2013 and thereafter	7,345	62,246
Indefinite period	23,513	199,263
Total	¥69,805	$591,568

No provision has been made for Japanese income taxes on the undistributed earnings of the Company's domestic subsidiaries earned prior to March 31, 1993 or on part of the undistributed earnings of the Company's foreign subsidiaries with no distribution plan, which amounted to ¥167,479 million ($1,419,314 thousand) and ¥89,588 million at March 31, 2007 and 2006, respectively. The Company considers such earnings to be permanently invested. Determination of the amount of the related unrecognized deferred income tax liability is not practicable.

Realization of the Company's net deferred tax assets is dependent on the Company generating sufficient taxable income or the Company executing certain available tax strategies. Although realization is not assured, management believes it is more likely than not that the net deferred tax assets will be realized.

13. Shareholders' Equity

The new Corporation Law of Japan (the "Law"), which superseded most of the provisions of the Commercial Code of Japan, went into effect on May 1, 2006. The Law provides that an amount equal to 10% of the amount to be distributed as distributions of capital surplus (other than the capital reserve) and retained earnings (other than the legal reserve) be transferred to the capital reserve and the legal reserve, respectively, until the sum of the capital reserve and the legal reserve equals 25% of the common stock account. The amount of retained earnings available for the distributions under the Law is based on the amount recorded on the Company's books maintained in accordance with Japanese accounting practices. The adjustments to conform to accounting principles generally accepted in the United States, included in the accompanying consolidated financial statements but not recorded on the books, as explained in Note 1, have no effect on the determination of retained earnings available for the distributions under the Law. Such distributions can be made at any time by resolution of the shareholders, or by the Board of Directors if certain conditions are met. The retained earnings available for distributions amounted to ¥95,881 million ($812,551 thousand) at March 31, 2007.

14. Other Comprehensive Income (Loss)

The amount of income tax expense or benefit allocated to each component of other comprehensive income (loss) for the years ended March 31, 2007, 2006 and 2005 was as follows:

	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2007			
Unrealized losses on investment securities arising during period	**¥ (2,974)**	**¥ 1,891**	**¥ (1,083)**
Less: Reclassification adjustments included in net income	**(8,552)**	**3,499**	**(5,053)**
Net unrealized losses	**(11,526)**	**5,390**	**(6,136)**
Currency translation adjustments arising during period	**12,662**	**(1,600)**	**11,062**
Less: Reclassification adjustments included in net income	**3,462**	**(621)**	**2,841**
Net currency translation adjustments	**16,124**	**(2,221)**	**13,903**
Unrealized losses on derivatives arising during the period	**(9,431)**	**2,772**	**(6,659)**
Less: Reclassification adjustments included in net income	**3,410**	**(1,045)**	**2,365**
Net unrealized losses on derivatives	**(6,021)**	**1,727**	**(4,294)**
Minimum pension liability adjustment	**(1,447)**	**613**	**(834)**
Other comprehensive income	**¥ (2,870)**	**¥ 5,509**	**¥ 2,639**

	Thousands of U.S. dollars		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
2007			
Unrealized losses on investment securities arising during period	**$ (25,203)**	**$ 16,025**	**$ (9,178)**
Less: Reclassification adjustments included in net income	**(72,475)**	**29,653**	**(42,822)**
Net unrealized losses	**(97,678)**	**45,678**	**(52,000)**
Currency translation adjustments arising during period	**107,305**	**(13,559)**	**93,746**
Less: Reclassification adjustments included in net income	**29,339**	**(5,263)**	**24,076**
Net currency translation adjustments	**136,644**	**(18,822)**	**117,822**
Unrealized losses on derivatives arising during the period	**(79,924)**	**23,492**	**(56,432)**
Less: Reclassification adjustments included in net income	**28,898**	**(8,856)**	**20,042**
Net unrealized losses on derivatives	**(51,026)**	**14,636**	**(36,390)**
Minimum pension liability adjustment	**(12,263)**	**5,195**	**(7,068)**
Other comprehensive income	**$ (24,323)**	**$ 46,687**	**$ 22,364**

2006	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Unrealized gains on investment securities arising during period	¥110,740	¥(44,447)	¥66,293
Less: Reclassification adjustments included in net income	(6,652)	2,733	(3,919)
Net unrealized gains	104,088	(41,714)	62,374
Currency translation adjustments arising during period	36,706	(2,874)	33,832
Less: Reclassification adjustments included in net income	2,630	(326)	2,304
Net currency translation adjustments	39,336	(3,200)	36,136
Unrealized gains on derivatives arising during the period	5,603	(2,220)	3,383
Less: Reclassification adjustments included in net income	(6,052)	2,107	(3,945)
Net unrealized losses on derivatives	(449)	(113)	(562)
Minimum pension liability adjustment	(1,541)	471	(1,070)
Other comprehensive income	¥141,434	¥(44,556)	¥96,878

2005	Millions of yen		
	Before-tax amount	Tax (expense) or benefit	Net-of-tax amount
Unrealized gains on investment securities arising during period	¥ 42,562	¥(14,247)	¥ 28,315
Less: Reclassification adjustments included in net income	(28,082)	11,501	(16,581)
Net unrealized gains	14,480	(2,746)	11,734
Currency translation adjustments arising during period	(2,531)	(1,764)	(4,295)
Less: Reclassification adjustments included in net income	2,993	(357)	2,636
Net currency translation adjustments	462	(2,121)	(1,659)
Unrealized gains on derivatives arising during the period	10,512	(4,081)	6,431
Less: Reclassification adjustments included in net income	(4,330)	1,758	(2,572)
Net unrealized gains on derivatives	6,182	(2,323)	3,859
Minimum pension liability adjustment	(55)	20	(35)
Other comprehensive income	¥ 21,069	¥ (7,170)	¥ 13,899

The accumulated balance of each component of accumulated other comprehensive losses at March 31, 2007, 2006 and 2005 was as follows:

	Millions of yen					
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2004	¥ 34,927	¥ (87,927)	¥ (5,413)	¥ (612)	¥ —	¥ (59,025)
Change in the period	11,734	(1,659)	3,859	(35)	—	13,899
Balance at March 31, 2005	46,661	(89,586)	(1,554)	(647)	—	(45,126)
Change in the period	62,374	36,136	(562)	(1,070)	—	96,878
Balance at March 31, 2006	**109,035**	**(53,450)**	**(2,116)**	**(1,717)**	—	**51,752**
Change in the period	**(6,136)**	**13,903**	**(4,294)**	**(834)**	—	**2,639**
Adjustment to initially apply SFAS 158	—	—	—	**2,551**	**(27,603)**	**(25,052)**
Balance at March 31, 2007	**¥102,899**	**¥(39,547)**	**¥(6,410)**	**¥ —**	**¥(27,603)**	**¥ 29,339**

	Thousands of U.S. dollars					
	Unrealized gains (losses) on investment securities	Currency translation adjustments	Unrealized losses on derivatives	Minimum pension liability adjustment	Pension liability adjustment	Accumulated other comprehensive losses
Balance at March 31, 2006	**$924,025**	**$(452,966)**	**$(17,932)**	**$(14,551)**	**$ —**	**$ 438,576**
Change in the period	**(52,000)**	**117,822**	**(36,390)**	**(7,068)**	—	**22,364**
Adjustment to initially apply SFAS 158	—	—	—	**21,619**	**(233,924)**	**(212,305)**
Balance at March 31, 2007	**$872,025**	**$(335,144)**	**$(54,322)**	**$ —**	**$(233,924)**	**$ 248,635**

15. Earnings per Share of Common Stock

The computation of basic earnings per share of common stock is based on the weighted average number of shares of common stock outstanding during the year. The computation of diluted earnings per share is based on the weighted average number of shares of common stock outstanding plus any potentially dilutive securities.

The following table sets forth the computation of basic and diluted earnings per share:

	Millions of yen			Thousands of U.S. dollars
	2007	2006	2005	**2007**
Numerator:				
Income from continuing operations	**¥119,349**	¥ 80,165	¥ 44,097	**$1,011,432**
Loss from discontinued operations (after income tax effect)	**—**	(6,364)	(2,850)	**—**
Net income	**119,349**	73,801	41,247	**1,011,432**
Less: Preferred stock dividends	**(605)**	(1,510)	(1,510)	**(5,127)**
Net income available to common shareholders (numerator for basic earnings per share):				
Income from continuing operations	**118,744**	78,655	42,587	**1,006,305**
Loss from discontinued operations (after income tax effect)	**—**	(6,364)	(2,850)	**—**
Net income	**118,744**	72,291	39,737	**1,006,305**
Effect of dilutive securities:				
Convertible debentures	**—**	168	323	**—**
Preferred stock	**605**	1,510	1,510	**5,127**
Numerator for diluted earnings per share:				
Income from continuing operations	**119,349**	80,333	44,420	**1,011,432**
Loss from discontinued operations (after income tax effect)	**—**	(6,364)	(2,850)	**—**
Net income	**¥119,349**	¥ 73,969	¥ 41,570	**$1,011,432**
Denominator:				
Denominator for basic earnings per share — weighted average shares	**1,639,894,708**	1,495,360,142	1,493,231,438	
Effect of dilutive securities:				
Convertible debentures	**—**	117,229,592	119,666,048	
Preferred stock	**93,675,076**	215,714,286	250,000,000	
Denominator for diluted earnings per share — adjusted weighted-average shares and assumed conversions	**1,733,569,784**	1,828,304,020	1,862,897,486	
	Yen			U.S. dollars
Earnings per share of common stock:				
Basic:				
Income from continuing operations	**¥72.41**	¥52.60	¥28.52	**$0.61**
Loss from discontinued operations (after income tax effect)	**—**	(4.26)	(1.91)	**—**
Net income	**¥72.41**	¥48.34	¥26.61	**$0.61**
Diluted:				
Income from continuing operations	**¥68.85**	¥43.94	¥23.84	**$0.58**
Loss from discontinued operations (after income tax effect)	**—**	(3.48)	(1.53)	**—**
Net income	**¥68.85**	¥40.46	¥22.31	**$0.58**

Dividends of Class I preferred stocks are deducted from net income for net income available to common shareholders for the years ended March 31, 2007, 2006 and 2005.

The convertible debentures issued in 1996 with a rate of 0.85% were dilutive for the years ended March 31, 2006 and 2005, and the class I preferred stock issued in 2003 was dilutive for the years ended March 31, 2007, 2006 and 2005.

16. Segment Information

The Company's operating segments by which management evaluates performance and allocates resources are classified in terms of the nature of the products and services or areas. The segments, by product and service, are managed by the divisions of the Head Office. Overseas corporate subsidiaries and branches operate in the respective areas and are an independent operating unit. Each reportable segment purchases, distributes and markets a wide variety of industrial and consumer goods including raw materials and equipment relating to a multitude of industries and, in addition, provides the related financing, insurance and other services to these operations primarily on a worldwide basis. The Company has 13 segments identified by product and service, in addition to its overseas corporate subsidiaries and branches. These segments are outlined as follows:

Agri-marine products

This group produces, sells and distributes food and food products of all kinds, such as agricultural and seafood products, livestock, processed food and beverages and their ingredients, foodstuffs for commercial use, livestock feed, fodder grain, soybeans, wheat and sugar on a worldwide basis.

Textile

This group has an integrated value chain covering upstream through downstream areas, purchases and produces raw materials for apparel and designs and sells apparel and living products in addition to rendering distribution services on a worldwide basis.

Forest products and general merchandise

Besides selling rubber products, footwear and housing and construction materials, the group manufactures and sells paper resources, paper and paperboard, and takes part in afforestation projects both domestically and internationally.

Chemicals

This group handles a wide variety of goods ranging from petrochemical feedstocks to electronic materials and agricultural chemicals both domestically and internationally. The group is especially focusing on East Asia including China as a primary market and conducting business with well-balanced investments and trades. In the petrochemical area, the group is also focusing on the Middle East and South Asia.

Energy

This group focuses on products related to energy, such as crude oil and gas. It also enters into various businesses which benefit from the exploration of energy resources, such as retail gas stations.

Metals & mineral resources

This group produces, processes and sells non-ferrous metals both domestically and internationally in addition to developing and selling metals and mineral resources, including non-ferrous metals and raw materials for steel production internationally.

Transportation & industrial machinery

This group focuses on domestic and international trade (export, import, wholesale and retail) in aerospace and defense systems, automotive, construction and agricultural machinery and other transportation related machinery as well as automobile and paper and pulp manufacturing machinery, alternative energy facilities and other production machinery; and related services such as loans and investments, trade finance, leasing and overseas business support services.

Power projects

This group develops, invests in and operates various power projects, especially power generation (including desalinization, co-generation projects and wind power projects), while undertaking the procurement and installation of generators, power distribution grids, electrical substations and loans and investments in the alternate energy fields. The group also exports, trades offshore, and invests in communications, broadcasting and information systems in the telecommunications field.

Plant, ship & infrastructure projects

This group deals with equipment procurement and construction of oil, gas, chemical environmental, steel and other industrial plants and infrastructure development such as railway/airport, potable water treatment and wastewater treatment; and origination and management of projects in domestic and overseas markets. Also included in the division are the trading leasing and charter of various types of cargo vessels and tankers.

Information & communication

This group focuses on export/import and domestic sales of personal computers and related products, IT related businesses including IP network infrastructure businesses, ASP/ISP businesses, cell phone related businesses, computer systems development, IT solution businesses, cable TV, CS and other broadcasting businesses and IC tag/RFID business.

Development & construction

This group develops and sells condominiums, rents and leases commercial property, invests in and manages private real estate funds and investment trusts in Japan and also develops housing and residence outside of Japan.

Finance, logistics & new business

This group invests in and manages investment funds and trades financial products. It also operates a forwarding business and renders logistics-related consultations. In addition, this group acts as an agent in the insurance business. This group also sells medical machinery for medical facilities and invests in bio-technology and other new businesses.

Iron & steel strategies and coordination

This group produces, processes and sells substantially all steel products such as steel sheets, steel pipes and special steel and also provides value-added solution services related to this industry through its affiliated companies such as Marubeni-Itochu Steel Inc., operating domestically and internationally.

Overseas corporate subsidiaries and branches

Overseas corporate subsidiaries and branches are located throughout the world, primarily in North America and Europe, and handle various merchandise and perform related activities.

The Companies' operating segment information for the years ended March 31, 2007, 2006 and 2005, was as follows:

Year ended March 31, 2007	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥1,046,829	¥373,349	¥825,897	¥817,886	¥2,417,032	¥933,143	¥607,249	¥272,751
Inter-segment	22,060	2,707	43,428	39,105	3,900	60,194	66,602	151
Total	¥1,068,889	¥376,056	¥869,325	¥856,991	¥2,420,932	¥993,337	¥673,851	¥272,902
Gross trading profit	¥ 72,406	¥ 24,760	¥ 54,211	¥ 30,043	¥ 85,490	¥ 18,216	¥ 55,545	¥ 27,610
Equity in earnings (losses)	¥ 2,296	¥ (2,302)	¥ 1,128	¥ (167)	¥ 779	¥ 16,478	¥ 3,166	¥ 3,913
Segment net income (loss)	¥ 10,055	¥ (2,424)	¥ 9,588	¥ 1,417	¥ 31,618	¥ 24,933	¥ 9,984	¥ 6,353
Segment assets	¥ 549,217	¥131,757	¥538,417	¥201,728	¥ 688,630	¥279,991	¥310,352	¥391,009
Depreciation and amortization	¥ 5,556	¥ 966	¥ 9,115	¥ 484	¥ 53,118	¥ 3,832	¥ 2,660	¥ 9,108
Expenditures for segment assets	¥ 6,738	¥ 140	¥ 3,064	¥ 693	¥ 25,942	¥ 2,104	¥ 4,564	¥ 2,409

Year ended March 31, 2007	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥677,979	¥222,349	¥167,202	¥ 39,704	¥ 783	¥ 985,444	¥ 167,346	¥9,554,943
Inter-segment	640	3,159	469	6,142	28	345,052	(593,637)	—
Total	¥678,619	¥225,508	¥167,671	¥ 45,846	¥ 811	¥1,330,496	¥(426,291)	¥9,554,943
Gross trading profit	¥ 17,706	¥ 28,057	¥ 31,472	¥ 9,902	¥ 811	¥ 84,172	¥ (9,230)	¥ 531,171
Equity in earnings (losses)	¥ 982	¥ (411)	¥ 515	¥ 692	¥ 17,775	¥ 37	¥ (1)	¥ 44,880
Segment net income (loss)	¥ 1,694	¥ 2,453	¥ 3,189	¥ 4,612	¥ 14,913	¥ 6,773	¥ (5,809)	¥ 119,349
Segment assets	¥342,779	¥116,524	¥265,617	¥118,501	¥101,606	¥ 413,443	¥ 423,733	¥4,873,304
Depreciation and amortization	¥ 1,812	¥ 3,549	¥ 1,863	¥ 323	¥ —	¥ 4,334	¥ 4,425	¥ 101,145
Expenditures for segment assets	¥ 765	¥ 3,336	¥ 4,294	¥ 31	¥ —	¥ 12,379	¥ (185)	¥ 66,274

Year ended March 31, 2007	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
	Thousands of U.S. dollars							
Total volume of trading transactions:								
Outside customers	$8,871,432	$3,163,975	$6,999,127	$6,931,237	$20,483,322	$7,907,992	$5,146,178	$2,311,449
Inter-segment	186,949	22,940	368,034	331,399	33,051	510,118	564,424	1,280
Total	$9,058,381	$3,186,915	$7,367,161	$7,262,636	$20,516,373	$8,418,110	$5,710,602	$2,312,729
Gross trading profit	$ 613,610	$ 209,831	$ 459,415	$ 254,602	$ 724,492	$ 154,373	$ 470,720	$ 233,983
Equity in earnings (losses)	$ 19,458	$ (19,508)	$ 9,559	$ (1,415)	$ 6,602	$ 139,644	$ 26,831	$ 33,161
Segment net income (loss)	$ 85,212	$ (20,542)	$ 81,254	$ 12,008	$ 267,949	$ 211,297	$ 84,610	$ 53,839
Segment assets	$4,654,381	$1,116,585	$4,562,856	$1,709,559	$ 5,835,847	$2,372,805	$2,630,102	$3,313,636
Depreciation and amortization	$ 47,085	$ 8,186	$ 77,246	$ 4,102	$ 450,153	$ 32,475	$ 22,542	$ 77,186
Expenditures for segment assets	$ 57,102	$ 1,186	$ 25,966	$ 5,873	$ 219,847	$ 17,831	$ 38,678	$ 20,415

Year ended March 31, 2007	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Thousands of U.S. dollars							
Total volume of trading transactions:								
Outside customers	$5,745,585	$1,884,314	$1,416,966	$ 336,475	$ 6,636	$ 8,351,220	$ 1,418,185	$80,974,093
Inter-segment	5,423	26,771	3,975	52,050	237	2,924,170	(5,030,821)	—
Total	$5,751,008	$1,911,085	$1,420,941	$ 388,525	$ 6,873	$11,275,390	$(3,612,636)	$80,974,093
Gross trading profit	$ 150,051	$ 237,771	$ 266,712	$ 83,915	$ 6,873	$ 713,322	$ (78,221)	$ 4,501,449
Equity in earnings (losses)	$ 8,322	$ (3,483)	$ 4,364	$ 5,864	$150,636	$ 313	$ (9)	$ 380,339
Segment net income (loss)	$ 14,356	$ 20,788	$ 27,025	$ 39,085	$126,381	$ 57,398	$ (49,228)	$ 1,011,432
Segment assets	$2,904,907	$ 987,492	$2,250,992	$1,004,246	$861,067	$ 3,503,754	$ 3,590,957	$41,299,186
Depreciation and amortization	$ 15,356	$ 30,076	$ 15,788	$ 2,737	$ —	$ 36,729	$ 37,500	$ 857,161
Expenditures for segment assets	$ 6,483	$ 28,271	$ 36,390	$ 263	$ —	$ 104,907	$ (1,568)	$ 561,644

Year ended March 31, 2006	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥968,325	¥354,370	¥773,076	¥746,345	¥2,188,478	¥686,579	¥632,950	¥246,525
Inter-segment	22,485	3,817	35,133	35,671	3,194	45,412	64,516	639
Total	¥990,810	¥358,187	¥808,209	¥782,016	¥2,191,672	¥731,991	¥697,466	¥247,164
Gross trading profit	¥ 69,323	¥ 26,366	¥ 48,109	¥ 29,605	¥ 71,478	¥ 24,392	¥ 58,129	¥ 24,080
Equity in earnings (losses)	¥ (9)	¥ (1,874)	¥ (416)	¥ (322)	¥ 722	¥ 7,610	¥ 2,297	¥ 2,343
Segment net income (loss)	¥ 5,790	¥ (1,622)	¥ 359	¥ 3,738	¥ 26,654	¥ 16,137	¥ 7,599	¥ 5,786
Segment assets	¥433,782	¥130,461	¥519,785	¥181,919	¥ 603,758	¥265,141	¥289,936	¥405,386
Depreciation and amortization	¥ 6,382	¥ 320	¥ 4,362	¥ 1,013	¥ 23,417	¥ 4,368	¥ 1,246	¥ 8,791
Expenditures for segment assets	¥ 5,666	¥ 120	¥ 2,577	¥ 540	¥ 166,312	¥ 2,848	¥ 1,286	¥ 217

Year ended March 31, 2006	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥710,284	¥226,778	¥162,838	¥18,667	¥ 869	¥ 834,944	¥ 135,504	¥8,686,532
Inter-segment	1,548	2,417	447	7,101	33	313,875	(536,288)	—
Total	¥711,832	¥229,195	¥163,285	¥25,768	¥ 902	¥1,148,819	¥(400,784)	¥8,686,532
Gross trading profit	¥ 16,835	¥ 27,020	¥ 27,643	¥ 7,064	¥ 902	¥ 79,934	¥ (8,856)	¥ 502,024
Equity in earnings (losses)	¥ 2,343	¥ (282)	¥ 609	¥ 871	¥17,761	¥ 603	¥ (654)	¥ 31,602
Segment net income (loss)	¥ 2,554	¥ 365	¥ 1,119	¥ 3,971	¥17,040	¥ 4,012	¥ (19,701)	¥ 73,801
Segment assets	¥274,510	¥115,575	¥299,669	¥97,031	¥86,075	¥ 449,213	¥ 434,831	¥4,587,072
Depreciation and amortization	¥ 1,794	¥ 4,258	¥ 2,022	¥ 250	¥ —	¥ 13,027	¥ 1,434	¥ 72,684
Expenditures for segment assets	¥ 347	¥ 2,705	¥ 3,867	¥ 50	¥ —	¥ 21,611	¥ 2,891	¥ 211,037

Year ended March 31, 2005	Agri-marine products	Textile	Forest products & general merchandise	Chemicals	Energy	Metals & mineral resources	Transportation & industrial machinery	Power projects
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥961,434	¥352,094	¥752,093	¥638,752	¥1,772,710	¥579,913	¥624,611	¥138,228
Inter-segment	18,421	3,217	40,284	28,721	1,241	29,361	46,626	418
Total	¥979,855	¥355,311	¥792,377	¥667,473	¥1,773,951	¥609,274	¥671,237	¥138,646
Gross trading profit	¥ 71,312	¥ 25,174	¥ 46,612	¥ 26,857	¥ 42,132	¥ 15,709	¥ 54,128	¥ 20,391
Equity in earnings (losses)	¥ 993	¥ (3)	¥ 1,140	¥ 1,691	¥ 656	¥ 5,645	¥ 1,789	¥ 3,813
Segment net income (loss)	¥ 1,169	¥ 2,612	¥ 7,520	¥ 4,513	¥ 15,888	¥ 9,813	¥ 6,674	¥ 3,280
Segment assets	¥398,517	¥119,807	¥317,678	¥167,157	¥ 390,939	¥195,110	¥274,530	¥375,641
Depreciation and amortization	¥ 6,006	¥ 216	¥ 4,250	¥ 1,087	¥ 8,716	¥ 3,367	¥ 2,836	¥ 9,119
Expenditures for segment assets	¥ 6,428	¥ 253	¥ 2,514	¥ 812	¥ 9,281	¥ 8,624	¥ 1,582	¥ 9,870

Year ended March 31, 2005	Plant, ship & infrastructure projects	Information & communication	Development & construction	Finance, logistics & new business	Iron & steel strategies and coordination	Overseas corporate subsidiaries and branches	Corporate and elimination	Consolidated
	Millions of yen							
Total volume of trading transactions:								
Outside customers	¥741,532	¥266,461	¥196,330	¥ 16,951	¥ 1,152	¥ 768,864	¥ 125,223	¥7,936,348
Inter-segment	1,224	2,966	514	4,362	35	301,348	(478,738)	—
Total	¥742,756	¥269,427	¥196,844	¥ 21,313	¥ 1,187	¥1,070,212	¥(353,515)	¥7,936,348
Gross trading profit	¥ 17,318	¥ 24,512	¥ 27,530	¥ 5,785	¥ 1,187	¥ 76,517	¥ (21,769)	¥ 433,395
Equity in earnings (losses)	¥ (632)	¥ (34)	¥ 319	¥ 751	¥11,774	¥ 829	¥ (3,004)	¥ 25,727
Segment net income (loss)	¥(12,980)	¥(14,643)	¥(11,362)	¥ 4,047	¥11,534	¥ 6,187	¥ 6,995	¥ 41,247
Segment assets	¥374,014	¥138,740	¥317,692	¥128,760	¥64,368	¥ 435,506	¥ 509,578	¥4,208,037
Depreciation and amortization	¥ 1,957	¥ 4,616	¥ 2,274	¥ 260	¥ —	¥ 9,462	¥ 10,192	¥ 64,358
Expenditures for segment assets	¥ 2,149	¥ 3,885	¥ 874	¥ 28	¥ —	¥ 18,527	¥ 497	¥ 65,324

The accounting policies of the reportable segments are the accounting principles generally accepted in the United States. The accounting policies of the reportable segments were previously the accounting principles generally accepted in Japan, and the differences in accounting principles generally accepted in Japan and the United States were included in Corporate and elimination. The effects of this change in segment net income are: an increase of ¥653 million ($5,534 thousand) in Agri-marine products, an increase of ¥827 million ($7,008 thousand) in Textile, a decrease of ¥91 million ($771 thousand) in Forest products & general merchandise, an increase of ¥213 million ($1,805 thousand) in Chemicals, an increase of ¥30 million ($254 thousand) in Energy, a decrease of ¥149 million ($1,263 thousand) in Metals & mineral resources, a decrease of ¥616 million ($5,220 thousand) in Transportation & industrial machinery, an increase of ¥597 million ($5,059 thousand) in Power projects, a decrease of ¥326 million ($2,763 thousand) in Plant, ship & infrastructure projects, an increase of ¥872 million ($7,390 thousand) in Information & communication, a decrease of ¥232 million ($1,966 thousand) in Development & construction, a decrease of ¥1,417 million ($12,008 thousand) in Iron & steel strategies and coordination and a decrease of ¥173 million ($1,466 thousand) in Overseas corporate subsidiaries and branches.

The total volumes of trading transactions are voluntarily disclosed based on the practice of the Japanese trading companies for the Japanese investors' convenience.

Intersegment transactions are generally priced in accordance with the prevailing market prices.

Effective April 1, 2006, Transportation machinery segment, Industrial machinery & information business segment and Plant, power & infrastructure projects segment were reorganized into the Transportation & industrial machinery segment, Power projects segment, Plant, ship & infrastructure projects segment and Information & communication segment. In addition, the Domestic branches and offices segment, which had previously been presented separately, is included in Corporate and elimination due to immateriality for the year ended March 31, 2007. Segment information for the years ended March 31, 2006 and 2005 has been restated to conform to those changes.

Revenues from external customers by country for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
Country	2007	2006	2005	2007
Japan	**¥2,626,596**	¥2,228,200	¥2,232,674	**$22,259,288**
United States	**537,805**	462,159	404,195	**4,557,669**
United Kingdom	**156,003**	120,961	104,993	**1,322,059**
Other	**338,451**	328,525	293,701	**2,868,230**
Total	**¥3,658,855**	¥3,139,845	¥3,035,563	**$31,007,246**

Revenues from external customers are attributed to countries based on the location of operations.

Long-lived assets, including property leased to others, by country as of March 31, 2007 and 2006 were as follows:

	Millions of yen		Thousands of U.S. dollars
Country	2007	2006	2007
Japan	**¥414,861**	¥ 451,139	**$3,515,771**
United States	**198,425**	279,897	**1,681,568**
Indonesia	**155,069**	159,324	**1,314,144**
Other	**220,866**	211,521	**1,871,746**
Total	**¥989,221**	¥1,101,881	**$8,383,229**

Revenues from external customers by product for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
Product	2007	2006	2005	2007
Machinery	**¥ 539,595**	¥ 538,525	¥ 536,028	**$ 4,572,839**
Energy	**231,739**	88,831	48,842	**1,963,890**
Metals	**488,015**	327,631	299,195	**4,135,720**
Chemicals	**772,032**	668,266	696,714	**6,542,644**
Forest products and general merchandise	**422,241**	381,176	331,386	**3,578,314**
Agri-marine products	**737,968**	681,071	662,389	**6,253,966**
Textile	**326,581**	322,862	314,568	**2,767,636**
Development and construction	**140,684**	131,483	146,441	**1,192,237**
Total	**¥3,658,855**	¥3,139,845	¥3,035,563	**$31,007,246**

There is no concentration by customer.

17. Foreign Currency Transactions

Net foreign currency transaction gains and losses included in other income—net amounted to ¥4,801 million ($40,686 thousand), ¥5,358 million and ¥2,713 million in gains for the years ended March 31, 2007, 2006 and 2005, respectively.

Net foreign currency transaction gains and losses include translation gains and losses resulting from remeasuring the financial statements of certain subsidiaries in highly inflationary economies into Japanese yen.

18. Financial Instruments

Risk management

Substantially all the derivative instruments which the Company and certain of its subsidiaries hold are utilized to hedge related market risks, and gains and losses on the derivative instruments are offset against losses and gains on the hedged assets and liabilities. The Company and certain of its subsidiaries also enter into derivative transactions for trading purposes. The Company has internal regulations regarding positions and loss limits and the actual positions and gains/losses are periodically reported to management. Although the Company and certain subsidiaries are exposed to credit risks in the event of nonperformance by the counterparties, such risks are minimized by avoiding a concentration of counterparties, selecting counterparties with high credit ratings and maintaining strict credit control.

The Company and certain of its subsidiaries have separate departments which confirm each financial transaction and month-end outstanding balances directly with the counterparties from the departments which execute them. In addition, the Company has as its "middle-office" a "Risk Management Division," in its Tokyo Head Office. The Risk Management Division independently analyzes various risks and exposures, reports the results of the analysis, and monitors and controls financing activities comprehensively. Furthermore, the Risk Management Division obtains derivative transaction data from the financial subsidiaries and foreign corporate subsidiaries, reports to management periodically in cooperation with the related departments, and strengthens the Company's unified global control over derivative transactions.

Foreign exchange contracts

The Company and certain of its subsidiaries conduct business in various foreign currencies and enter into foreign exchange contracts principally to hedge foreign currency denominated transactions and receivables and payables to minimize the effect of foreign currency fluctuations. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2007, 2006 and 2005.

Interest rate swap agreements, including interest rate and currency swap agreements

The Company and certain of its subsidiaries enter into interest rate swap agreements primarily to change the fixed interest rates on the principal of certain debt securities, loans receivable, short-term loans and long-term debt to floating interest rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2007, 2006 and 2005. In addition, the Company and certain of its subsidiaries enter into interest rate swap agreements for trading purposes on a limited basis.

Commodity futures and forward contracts

The Company and certain of its subsidiaries enter into commodity futures and forward contracts principally as a means of hedging the risks associated with certain inventories, commitments and forecasted transactions. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from the assessment of hedge effectiveness were not significant for the years ended March 31, 2007, 2006 and 2005.

Other derivative instruments

The Company and certain of its subsidiaries utilize options and other contracts primarily to hedge the risks associated with changes in interest rates and exchange rates. Gains and losses related to the hedge ineffective portion and related to the portion of hedging instruments excluded from assessment of hedge effectiveness were not significant for the years ended March 31, 2007, 2006 and 2005. In addition, the Company and certain of its subsidiaries enter into other derivative contracts for trading purposes on a limited basis.

Fair value of financial instruments

The estimated fair value of the financial instruments of the Companies has been determined using available market information or other appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Consequently, the estimates are not necessarily indicative of the amounts that could be realized or would be paid in a current market exchange.

The following methodologies and assumptions were used by the Companies in estimating the fair value disclosures of the financial instruments:

Cash and cash equivalents, and time deposits: the carrying amounts of the cash and cash equivalents, and time deposits reflected in the consolidated balance sheets approximate their fair value.

Investment securities, securities and other investments: the fair value of marketable equity securities is based on quoted market prices. The carrying amount of the marketable equity securities reflected in the balance sheets represents their fair value. The fair value of investments in debt securities is based on quoted market prices or estimated using discounted cash flow analyses, based on the estimated current rates offered to the issuers for securities with similar terms and remaining maturities. It was not practicable to estimate the fair value of the investments other than marketable equity securities and debt securities without incurring excessive costs. The carrying amounts of the portion of the portfolio for which fair value could not be estimated were ¥234,108 million ($1,983,966 thousand) and ¥256,748 million at March 31, 2007 and 2006, respectively, and represents the cost of this portion of the portfolio, which management believes is not impaired.

Non-marketable securities of ¥144,222 million ($1,222,220 thousand) and ¥171,649 million, included in the above at March 31, 2007 and 2006, respectively, included those securities that were not evaluated for impairment because the Company did not identify any events or changes in circumstances that might have had a significant adverse effect on the fair value of those investments, in the amounts of ¥141,499 million ($1,199,144 thousand) and ¥157,395 million at March 31, 2007 and 2006, respectively.

Long-term notes, loans and accounts receivable — trade: the fair value of long-term notes, loans and accounts receivable — trade is estimated using discounted cash flow analyses, based on the interest rates currently being offered to borrowers for similar long-term notes, loans and accounts receivable — trade with similar credit ratings.

Short-term loans: the carrying amount of the short-term loans reflected in the accompanying consolidated balance sheets approximates their fair value.

Long-term debt: the fair value of long-term debt is estimated using discounted cash flow analyses, based on the current borrowing rates for borrowing arrangements with similar terms and remaining maturities.

Foreign exchange contracts: the fair value of foreign exchange contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

Interest rate swap agreements: the fair value of interest rate swap agreements is estimated using discounted cash flow analyses, based on the current swap rates for interest rate swap agreements with similar terms and remaining periods.

Commodity futures and forward contracts: the fair value of commodity futures and forward contracts is estimated based on the quoted market prices of comparable contracts, adjusted where necessary for maturity differences.

The carrying amounts and fair value of financial instruments and the derivative instruments at March 31, 2007 and 2006 were as follows (amounts in parentheses represent liabilities):

	Millions of yen				Thousands of U.S. dollars	
	2007		2006		2007	
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Short-term investments in debt securities	¥ **5,797**	¥ **5,797**	¥ 6,579	¥ 6,583	$ **49,127**	$ **49,127**
Long-term investments in debt securities	**44,592**	**45,126**	38,475	39,272	**377,898**	**382,424**
Long-term notes, loans and accounts receivable — trade (less allowance for doubtful accounts)	**69,801**	**69,059**	132,799	132,211	**591,534**	**585,246**
Long-term debt	**(2,294,622)**	**(2,298,602)**	(2,099,389)	(2,104,303)	**(19,445,949)**	**(19,479,678)**
Derivative instruments — assets:						
Interest rate swap agreements	**7,669**	**7,669**	9,265	9,265	**64,992**	**64,992**
Foreign exchange contracts	**8,051**	**8,051**	7,754	7,754	**68,229**	**68,229**
Commodity futures and forward contracts and other	**43,357**	**43,357**	26,513	26,513	**367,432**	**367,432**
Derivative instruments — liabilities:						
Interest rate swap agreements	**(6,849)**	**(6,849)**	(13,188)	(13,188)	**(58,042)**	**(58,042)**
Foreign exchange contracts	**(557)**	**(557)**	(1,258)	(1,258)	**(4,720)**	**(4,720)**
Commodity futures and forward contracts and other	**(51,555)**	**(51,555)**	(43,937)	(43,937)	**(436,907)**	**(436,907)**

19. Concentration of Credit Risk

Although the Companies operate as a general trading business, their fields of business comprise export, import, domestic and offshore trading in a wide variety of industrial, agricultural and consumer products, and also involve all levels of the production process from planning, investment, and research and development through production, distribution and marketing. In addition, the Companies operate in substantially all geographic areas of the world, and their customers are diversified. Accordingly, management of the Company believes there is no significant concentration of credit risk among its customers or in its investments. The Company requires collateral to the extent considered necessary.

20. Leases

Lessor:

The Company and certain of its subsidiaries lease trailers, power stations, vessels and certain other assets, some of which are classified as direct financing leases. Net investments included in Notes, loans and accounts receivable — trade in the accompanying consolidated balance sheets at March 31, 2007 and 2006 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2006	2007
Total minimum lease payments to be received	**¥19,151**	¥39,042	**$162,297**
Less unearned income	**(5,642)**	(12,652)	**(47,814)**
Net investments in direct financing leases	**¥13,509**	¥26,390	**$114,483**

The total minimum lease payments to be received by year at March 31, 2007 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 4,995	$ 42,331
2009	4,342	36,797
2010	3,250	27,542
2011	1,850	15,678
2012	986	8,356
Thereafter	3,728	31,593
Total	¥19,151	$162,297

The Company and certain of its subsidiaries also lease power stations, office buildings and certain other assets under operating leases. The cost and accumulated depreciation of the leased property at March 31, 2007 and 2006 are shown on the accompanying consolidated balance sheets. At March 31, 2007, the future minimum rentals to be received on non-cancelable operating leases were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 23,388	$ 198,203
2009	20,369	172,619
2010	19,020	161,186
2011	18,050	152,966
2012	17,429	147,703
Thereafter	108,492	919,425
Total	¥206,748	$1,752,102

Lessee:

The Company and certain of its subsidiaries lease machinery, office equipment and certain other assets, some of which are classified as capital leases. At March 31, 2007, the cost and accumulated depreciation of the leased property, included primarily in Property, plant and equipment in the accompanying consolidated balance sheets, are ¥22,146 million ($187,678 thousand) and ¥7,957 million ($67,432 thousand), respectively.

The total future minimum lease payments under capital leases by year together with the capital lease obligations at March 31, 2007 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥ 3,307	$ 28,025
2009	2,602	22,051
2010	1,945	16,483
2011	1,473	12,483
2012	955	8,093
Thereafter	7,380	62,543
Total minimum lease payments	17,662	149,678
Less amount representing interest	(3,077)	(26,076)
Capital lease obligation	¥14,585	$123,602

The Company and certain of its subsidiaries also lease communication facilities, vessels and certain other assets under operating leases. Rental expense amounted to ¥17,766 million ($150,559 thousand), ¥19,038 million and ¥17,855 million for the years ended March 31, 2007, 2006 and 2005, respectively.

At March 31, 2007, the future minimum rental payments under noncancelable operating leases were as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2008	¥12,118	$102,695
2009	9,688	82,102
2010	8,200	69,492
2011	7,548	63,966
2012	6,761	57,297
Thereafter	23,195	196,567
Total	¥67,510	$572,119

The future minimum rentals to be received under noncancelable subleases corresponding to the above future minimum rental payments were not significant at March 31, 2007.

21. Commitments and Contingent Liabilities

The Companies enter into long-term purchase contracts for certain goods and products in energy, metal and mineral recourses and machinery industries at either fixed or variable prices. The Companies generally enter into sales contracts for such purchase contracts with customers. At March 31, 2007, the total amount of the long-term purchase contracts was approximately ¥1,199,000 million ($10,161,017 thousand), of which deliveries are at various dates through 2022.

The Companies had commitments to make additional investments or loans in aggregate amounts of approximately ¥95,000 million ($805,085 thousand) at March 31, 2007.

The Companies guarantee debt of affiliated companies and third parties in the ordinary course of business. Should the guaranteed parties fail to make payments, the Companies would be required to make such payments under these guarantees. The term of the guarantees is basically one year. The related guarantee fees are primarily received quarterly or semi-annually. The outstanding balances of guarantees (maximum potential amount of payment) were ¥121,394 million ($1,028,763 thousand) and ¥121,809 million, including ¥72,478 million ($614,220 thousand) and ¥63,237 million to affiliated companies, at March 31, 2007 and 2006, respectively. The amounts secured by secondary guarantees issued for the Company by other parties were ¥21,127 million ($179,042 thousand) and ¥21,206 million, including ¥21,025 million ($178,178 thousand) and ¥20,891 million to affiliated companies at March 31, 2007 and 2006, respectively.

The major parties who have received the Companies' guarantees and the amounts of guarantees, net of the amounts secured by guarantees issued by other parties, at March 31, 2007 and 2006 are as follows:

Guaranteed party	Millions of yen	Thousands of U.S. dollars
March 31, 2007:		
Sakhalin Oil and Gas Development Co., Ltd.	**¥ 24,004**	**$203,424**
Daishowa-Marubeni International Ltd.	**20,110**	**170,424**
Taweelah Asia Power Company	**8,713**	**73,839**
Thai Cold Rolled Steel Sheet Public Co. Ltd.	**8,047**	**68,195**
Rabigh Arabian Water and Electricity Co.	**7,693**	**65,195**
American Iron Oxide Company	**4,908**	**41,593**
Marubeni-Itochu Steel Inc.	**3,757**	**31,839**
Other	**23,035**	**195,211**
Total	**¥100,267**	**$849,720**
March 31, 2006:		
Daishowa-Marubeni International Ltd.	¥ 20,891	
Sakhalin Oil and Gas Development Co., Ltd.	18,937	
Taweelah Asia Power Company	8,670	
Thai Cold Rolled Steel Sheet Public Co. Ltd.	8,228	
PT Indocement Tunggal Prakarsa Tbk.	7,699	
Marubeni-Itochu Steel Inc.	4,534	
Nippon Asahan Aluminium Co., Ltd.	3,208	
Other	28,436	
Total	¥100,603	

The liabilities recognized for the guarantees were ¥1,582 million ($13,407 thousand) and ¥1,491 million at March 31, 2007 and 2006, respectively.

The Company, its subsidiaries and affiliated companies conduct business activities on a global scale and are involved in transactions which are subject to review and jurisdiction by a wide range of authorities, both in Japan and abroad. Such business activities are not without risk and, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at March 31, 2007 would not have a material effect on the consolidated financial position or results of operations of the Companies.

22. Variable Interest Entities

The variable interest entities ("VIEs") that have been consolidated by the Company in accordance with the FIN No. 46, Consolidation of Variable Interest Entities (revised December 2003) — an interpretation of ARB No. 51 (FIN 46R) are described as follows (excluding VIEs of which the Companies and its consolidated subsidiaries have a majority voting interest):

The Company and certain of its consolidated subsidiaries hold subordinated investment securities and other without voting rights in VIEs, of which operations are real estate developments and fund management, and consolidate them as the primary beneficiary. The total assets of the VIEs were ¥5,076 million ($43,017 thousand) at March 31, 2007. The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the Company or its consolidated subsidiaries.

The VIEs that have not been consolidated by the Company because they are not the primary beneficiary while they hold significant variable interests are described as follows:

The Company and certain of its consolidated subsidiaries hold significant variable interests in VIEs, in the form of investments or loans, of which operations are real estate developments, fund management and leasing. The total assets of the VIEs were ¥237,964 million ($2,016,644 thousand) and ¥38,244 million at March 31, 2007 and 2006, respectively, and the amounts of maximum exposure to loss as a result of the involvement with the VIEs were ¥15,944 million ($135,119 thousand) and ¥5,559 million at March 31, 2007 and 2006, respectively. The maximum exposure represents the amount of a loss which the Company and its consolidated subsidiaries could incur from the variability in value of the investments, and does not necessarily mean the anticipated loss to be incurred from the involvement with the VIEs.

23. Subsequent Events

On May 18, 2007, the Board of Directors approved the payment of cash dividends of ¥6.5 ($0.06) per share of common stock or ¥11,268 million ($95,492 thousand) in aggregate from the retained earnings payable on June 1, 2007.

ERNST & YOUNG

ERNST & YOUNG SHINNIHON
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

Tel: 03 3503 1191
Fax: 03 3503 1277

Report of Independent Auditors

The Board of Directors and Shareholders
Marubeni Corporation
(Marubeni Kabushiki Kaisha)

We have audited the accompanying consolidated balance sheets of Marubeni Corporation and subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2007, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Marubeni Corporation and subsidiaries at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States.

We have also reviewed the translation of the consolidated financial statements mentioned above into United States dollars on the basis described in Note 1. In our opinion, such statements have been translated on such basis.

Ernst & Young ShinNihon

June 22, 2007

Organization


General Meeting of Shareholders
Board of Directors
Corporate Auditors
Board of Corporate Auditors
Corporate Auditor Dept.
President
Corporate Management Committee
Committee of Chief Operating Officers
Committee of Executive Officers
Audit Dept.
General Affairs Dept.
Human Resources Dept.
Corporate Communications Dept.
Corporate Planning & Strategy Dept.
Regional Coordination & Administration Dept.
Information Strategy Dept.
Corporate Accounting Dept.
Finance Dept.
Risk Management Dept.
Legal Dept.
Research Institute
Osaka Planning & Administration Dept.
Agri-Marine Products Div.
Textile Div.
Forest Products & General Merchandise Div.
Chemicals Div.
Energy Div.
Metals & Mineral Resources Div.
Transportation & Industrial Machinery Div.
Power Projects Div.
Plant, Ship & Infrastructure Projects Div.
Information & Communication Div.
Development & Construction Div.
Finance, Logistics & New Business Div.
Iron & Steel Strategies and Coordination Dept.
Abu Dhabi Trading House Project Dept.
Hokkaido Branch
Tohoku Branch
Shizuoka Branch
Nagoya Branch
Osaka Branch
Kyushu Branch
Naha Branch
Nagaoka Branch
Shikoku Branch
Fukuyama Branch
Ship Imabari Office
General Manager for the Americas
General Manager for Europe
General Manager for Middle East & North Africa
General Manager for ASEAN
General Manager for China

(As of April 1, 2007)

Corporate Data

Founded

May 1858

Incorporated

December 1, 1949

Paid-in Capital

¥262,685,964,870

Number of Shareholders

133,343

Number of Shares Issued and Outstanding

1,734,916,816

Number of Employees

3,677
(plus 1,646 overseas employees)

Number of Domestic Offices*

11

Number of Overseas Branches & Offices and Overseas Corporate Subsidiaries*

53 overseas branches & offices and 23 overseas corporate subsidiaries with 64 offices for a total of 117 offices in 71 countries/areas

Major Shareholders

Japan Trustee Services Bank, Ltd. (Trust Account)
The Master Trust Bank of Japan, Ltd. (Trust Account)
Sompo Japan Insurance Inc.
Tokio Marine & Nichido Fire Insurance Co., Ltd.
Meiji Yasuda Life Insurance Company
State Street Bank and Trust Company 505103
Mizuho Corporate Bank, Ltd.
Japan Trustee Services Bank, Ltd. (Trust Account 4)
Nippon Life Insurance Company
State Street Bank and Trust Company

Stock Listings

Tokyo, Nagoya, Osaka

Transfer Agent of Common Stock

Mizuho Trust & Banking Co., Ltd.

Home Page Address

http://www.marubeni.com

For Further Information, Please Contact

Corporate Communications Dept., Marubeni Corporation,
4-2, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-8088, Japan
Tel: 81-3-3282-2111 Fax: 81-3-3282-4241
E-mail: TOKB191@marubenicorp.com

(As of March 31, 2007, except * as of April 1, 2007)

Nikkei Stock Average



35,000 (Yen)
30,000
25,000
20,000
15,000
10,000
5,000
0

Marubeni's Share Price



1,200 (Yen)
1,000
800
600
400
200
0

Marubeni's Trading Volume



1,600,000 (Thousands of shares)
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
FY1989 4Q
FY1990
FY1991
FY1992
FY1993
FY1994
FY1995
FY1996
FY1997
FY1998
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
FY2006
FY2007 1Q

Marubeni CORPORATION

http://www.marubeni.com

This report was produced from recycled paper and soy ink

Printed in Japan

July 27, 2007
Marubeni Corporation

Financial Results for 1st Quarter FY2007 (US GAAP Basis)

(Unit: billions of yen)

Operating Results	1st Quarter FY2007 Results	1st Quarter FY2006 Results	FY06/07 1Q Variance	Variance in Percentage	Prospects for FY2007	Progress Ratio
Total volume of trading transactions (*1)	¥ 2,399.6	¥ 2,209.2	¥ 190.4	9%	¥ 10,500.0	23%
Gross trading profit	133.5	127.1	6.4	5%	570.0	23%
Selling, general and administrative expenses	-89.6	-84.5	-5.1	-	-388.0	-
Provision for doubtful accounts	-0.2	1.3	-1.4	-	-2.0	-
Operating profit (*1)	43.7	43.8	-0.1	-0%	180.0	24%
Interest expense, net of interest income	-10.5	-6.1	-4.4	-	-44.0	-
Dividends	7.5	3.1	4.4	-	15.0	-
Gain (loss) on investment securities	8.5	1.9	6.6	-	5.0 (combined with the two rows below)	-
Gain (loss) on property and equipment	0.4	-0.2	0.6	-		
Other-net	3.6	2.5	1.1			
Equity in earnings (losses) of affiliated companies	13.7	14.1	-0.4	-	59.0	-
Income (loss) before income taxes	67.0	59.2	7.8	13%	215.0	31%
Provision (benefit) for income taxes	-21.4	-22.4	0.9	-	-74.0	-
Minority interests in consolidated subsidiaries	-1.4	-2.0	0.6	-	-6.0	-
Net income (loss)	44.1	34.8	9.3	27%	135.0	33%

(*1) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice

Revenue (*2)	954.7	812.4	142.3	18%

(*2) Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19

Adjusted operating profit (*3)	43.9	42.5	1.3	3%	182.0	24%
Core earnings (*4)	65.1	59.7	5.4	9%	256.0	25%

(*3) Adjusted operating profit = Gross trading profit - SGA expenses (excluding restructuring costs)

(*4) Core earnings = Adjusted operating profit + Dividend income ± Equity in earnings of affiliated companies (excluding restructuring costs)

Financial Condition	June 30, 2007	March 31, 2007	Variance from March 31
Total assets	4,896.5	4,873.3	23.2
(Current assets)	(2,433.9)	(2,502.6)	(-68.7)
(Fixed assets)	(2,462.6)	(2,370.7)	(91.9)
Shareholders' equity	788.0	745.5	42.6
Interest-bearing debt	2,297.6	2,278.4	19.2
Net interest bearing debt	1,964.7	1,843.4	121.2
D/E ratio (*5)	2.49 x	2.47 x	0.02 points

(*5) D/E ratio is calculated based on net interest-bearing debt

Increase/Decrease in the Surplus/Deficit of Consolidated Companies	1st Quarter FY2007	1st Quarter FY2006	Variance
No. of profit making companies	403	406	-3
Surplus amount	40.5	33.4	7.1
No. of loss making companies	161	148	13
Deficit amount	-3.6	-3.7	0.0
No. of companies, total	564	554	10
Net Income (loss)	36.9	29.8	7.1
Ratio of profit making companies	71.5%	73.3%	-1.8 points

Major Financial Indicators	1st Quarter FY2007	1st Quarter FY2006	Variance
Foreign Exchange Rate (YEN/USD)	120.79	114.50	Yen down by 6.29 yen
JPY TIBOR(%)	0.670	0.215	+0.455
USD LIBOR(%)	5.358	5.224	+0.134
Oil(USD/BBL) *North Sea Brent	58	62	-4
Copper (USD/MT) *LME	5,941	4,944	+997

Note) Figures for North Sea Brent oil and LME copper prices are the average of actual prices for January to March, respectively.

Outline of Financial Results for 1st Quarter FY2007

Highlights of 1st Quarter FY2007 Financial Results

- **Net income for the period was 44.1 billion yen, which was 9.3 billion yen (27%) higher than that of the 1st Quarter in the previous fiscal year. The result reaches 33% of the yearly target.**
- **Adjusted operating profit increased 1.3 billion yen (3%) to 43.9 billion yen, and core earnings increased 5.4 billion yen (9%) to 65.1 billion yen, respectively, from the same period in the previous fiscal year.**
- **Shareholders' equity increased 42.6 billion yen from the end of the previous fiscal year to 788.0 billion yen from the buildup of net income for the period along with increase in unrealized gains (losses) on investment securities.**
- **Net interest-bearing debt increased 121.2 billion yen from the end of the previous fiscal year to 1,964.7 billion yen, due to new investments and increase in operating capital. The D/E ratio was 2.49 times, which is at the same level as the end of the previous fiscal year.**

Main Items

1) Total volume of trading transactions ... 2,399.6 billion yen
Total trading transactions increased 190.4 billion yen over the same period in the previous fiscal year. By segment, growth was recorded in Agri-Marine Products (+68.7), Energy (+63.2), Overseas Branches & Offices (+59.4)
In addition, the impact of the weaker yen resulted in improvement by 60 billion yen
(Note the amounts in parentheses are in billions of yen)

2) Gross trading profit ... 133.5 billion yen
Year-on-year growth was 6.4 billion yen. See below for the figures by segment

3) Selling, general and administrative expenses ... -89.6 billion yen
This item increased by 5.1 billion yen over the previous year, mainly due to rising personnel expenses

4) Provision for doubtful accounts ... -0.2 billion yen
Reversal of the provision for doubtful account in the same period last year caused the deterioration by 1.4 billion yen in this period

5) Interest expense, net of interest income ... -10.5 billion yen
This item increased 4.4 billion yen over the same period the previous fiscal year, which is caused by risin JPY interest rate and capital needs in new intestments. Also there was the collection of interest from overseas trade receivables in the same period the previous fiscal year.

6) Dividends ... 7.5 billion yen
Over the same period the previous fiscal year, there was an increase of 4.4 billion yen mainly in Energy.

7) Gain (Loss) on investment securities ... 8.5 billion yen
- Gain on sales of investment securities 8.8 billion yen (+6.8 billion yen year-on-year)
- Valuation loss on investment securities -0.3 billion yen (-0.2 billion yen year-on-year)

The net gain increased by 6.6 billion yen over the same period the previous fiscal year, mainly due to ga on sale of overseas projects.

8) Gain on property and equipment ... 0.4 billion yen
- Gain on sale of property and equipment 0.6 billion yen (+0.1billion yen year-on year)
- Loss on sale /Valuation loss of property and equipment -0.2 billion yen (+0.5 billion yen year-on-year)

The net gain grew 0.6 billion yen from the previous year.

9) Other-net ... 3.6 billion yen
This item increased by 1.1 billion yen year-on-year, due to increase in currency exchange

10) Equity in earnings (losses) of affiliated companies ... 13.7 billion yen
This item decreased by 0.4 billion yen year-on-year. Main items are provided below.
Marubeni-Itochu Steel Inc 3.2 billion yen (-0.1 billion yen year-on-year)
Nippon LP Resources 2.7 billion yen (-0.6 billion yen year-on-year)
Uni-Mar Enerji Yatirimlari 0.7 billion yen (+0.0 billion yen year-on-year)
Daishowa-Marubeni International 0.3 billion yen (+0.5 billion yen year-on-year)

(Unit: billions of yen)

Operating Segments	Gross trading profit 1Q FY07	Gross trading profit 1Q FY06	Gross trading profit Variance	Net income (loss) 1Q FY07	Net income (loss) 1Q FY06	Net income (loss) Variance	Main reasons for increase/decrease
Agri-Marine Products	18.3	17.0	1.3	4.3	2.7	1.6	In addition to gross trading profit growth mainly in feedstuff, reflecting a gain on sales of marketable securities, segment net income increased remarkably
Textile	5.7	5.5	0.2	0.2	-0.0	0.2	Because of the improvement of profit raise both for apparel products and materials, gross trading profit and net income for the period increased
Forest Products & General Merchandise	13.2	13.2	-	2.9	2.3	0.7	While gross trading profit was at the same level as the same period previous year, net income for the period increased due to improvement in equity in earnings for an overseas pulp manufacturing affiliate
Chemicals	7.6	8.2	-0.6	1.2	1.2	-	While gross trading profit decreased from the impact of sales of an agricultural material-related subsidiary, SG&A expenses al decreased, which resulted net income staying flat as the same period last year
Energy	22.5	20.5	1.9	10.0	7.1	2.9	On top of growth in gross trading profit mainly from concessions in natural resources and petroleum products trading, increase in dividend buoyed net income for the period
Metals & Mineral Resources	4.9	4.7	0.2	4.5	7.2	-2.7	While gross trading profit increased, net income for the period decreased influenced by the reversal of provision for doubtful accounts posted in the previous fiscal year caused by collection of receivables
Transportation & Industrial Machinery	14.7	13.1	1.6	7.2	2.3	4.9	Increase in gross trading profit in automobile and construction machinery related business, sale of overseas automobile-related business, and decrease in income tax boosted up segment net income for the period
Power Projects	6.0	5.6	0.4	2.7	3.0	-0.3	Gross trading profit increased mainly in an overseas EPC business. Segment net income for the period decreased influenced by the reversal of provision for doubtful accounts in the previous fiscal year, inspite of gains from sale of overseas power producer
Plant, Ship & Infrastructure Projects	5.2	3.7	1.5	1.9	0.9	1.0	Gross trading profit increased due to growth in ship business, which also lead to an increase in net income for the period
Information & Communication	5.9	6.1	-0.2	-0.3	-0.3	0.1	Segment gross trading profit decreased in the information-related subsidiary, but SG&A expenses declined at the same time. Segment net loss shrinked consequently
Development & Construction	8.0	12.1	-4.1	1.8	4.5	-2.7	Both gross trading profit and net income decreased in connection with a large scaled transaction posted in the previous year.
Finance, Logistics & New Business	2.4	2.4	-	1.6	2.0	-0.4	Gross trading profit stayed at the same level as the previous year, but segment net income decreased due to profit decline in investment funds
Iron & Steel Strategies and Coordination	0.2	0.2	0.1	3.1	3.9	-0.8	Net income for the period dropped due to decreased equity earnings of affiliated companies
Overseas corporate subsidiaries & branches	19.7	16.6	3.0	0.7	1.3	-0.6	Gross trading profit rose supported by Marubeni America Corporation, however net income was lowered by increased interest expenses
Corporate & elimination	-0.9	-2.0	1.1	2.3	-3.2	5.5	———
Consolidated	133.5	127.1	6.4	44.1	34.8	9.3	

The forecast and prospects on this document are based upon available information and assumptions as of the announcement date, about uncertain factors which would influence upon futur businesses.
Actual results might be influenced by various factors in the future.

Marubeni
CORPORATION

News

Marubeni wins Fujairah 2 power and water project in the United Arab Emirates

Marubeni Corporation
Aug 2, 2007

Marubeni Corporation has successfully won the right to build, own and operate Fujairah 2 power and water project in the Emirate of Fujairah in the United Arab Emirates ("U.A.E."). The 20-year power and water purchase agreement ("PWPA") was officially signed with Abu Dhabi Water & Electricity Authority ("ADWEA") on August 1, 2007.
Marubeni formed a consortium with International Power plc ("IPR") for the international competitive bid solicited by ADWEA in April 2007 and has negotiated with ADWEA since it was nominated to the 1st ranked bidder in June 2007..
With a total project cost of USD 2.8 billon, inclusive of the costs of constructing power generation and seawater desalination plant, it is the largest newly constructed independent water and power projects ("IWPP") in the U.A.E.. After the signing of the PWPA, a new project company will be set up with the Marubeni-IPR consortium having a 40% stake and ADWEA retaining a 60% stake. The new project company will conclude negotiations for loan agreements and start the construction in December 2007. Commencement of the commercial operation is anticipated in 2010.

Some USD 2.2 billion of the total financing requirement will come from a project finance loan. Marubeni-IPR consortium is negotiating with international commercial banks including Sumitomo Mitsui Banking Corporation of Japan, Calyon of France and Citibank N.A. of United States of America. In addition, Japan Bank for International Cooperation ("JBIC") is also expected to support this project.

The project includes the construction of 2,000MW power and 130 MIGPD seawater desalination plant to be supplied by Alstom of France and Switzerland and Societe International de Dessalement of France respectively. All production capacity will be sold under the 20-year PWPA to the Abu Dhabi Water and Electricity Company ("ADWEC"). Marubeni-IPR consortium will also carry out the operation and maintenance of the plant. The plant will utilize the latest combined cycle power technology and hybrid water desalination technology which combines multiple effect distillation system and reverse osmosis system to maximize efficiency and minimize gas consumption and emission of CO_2.

The high overall evaluation reflected not only the competitive purchase price of power and water but also Marubeni's global I(W)PP experience and reputation. Marubeni has successively won the right to build, own, operate power and water projects in the Gulf Region from 2004. This project is Marubeni's fourth large-scale I(W)PP project in the region.

The United Arab Emirates is one of the most resource-rich countries in the world. It boasts the world's third-largest deposits of crude oil and the world's fifth-largest deposits of natural gas, much of which is exported to Japan. It maintains a high investment rating of Aa2 assigned by Moody's. Since the 1990s, the UAE has been actively promoting private capital projects. Its foreign-backed power and water projects are regarded as ground-breaking transactions in the Middle East. A large number of similar private capital projects are expected to be launched in this region in order to correspond to increasing demand for power and water. Marubeni will selectively pursue the business opportunity which is supported by long term purchase agreement and reliable performance guarantee and expand I(W)PP businesses in the region..

Marubeni is expanding I(W)PP businesses not only in the Middle East but also in Asia and America.?Marubeni's power assets all over the world will become 17,500MW (gross amount) 5,780MW (net amount) including this project.

Profile of International Power plc

Based in United Kingdom

Established in April 1989

Engaged in the power generation business

Web site : http://www.ipplc.com/

Marubeni CORPORATION

News

Offtaking of crude oil relating to loan agreement for PDVSA

Mitsui & Co., Ltd
Marubeni Corporation
Aug 6, 2007

Marubeni Corporation (hereinafter "Marubeni"), together with, Mitsui & Co., Ltd. (hereinafter "Mitsui") made and entered into an agreement with Petróleos de Venezuela, S.A. ("PDVSA"), a company which is involved in Venezuelan crude oil and petroleum products transactions, to jointly purchase 2 million barrels of Venezuelan crude oil for Japan based on the Master Offtake Agreement which was announced on February 23, 2007.

The Master Offtake Agreement was concluded between Mitsui/Marubeni and PDVSA, together with the Loan Agreement, which is supported by Japan Bank of International Cooperation, with an advanced loan amount of US$3.5 billion over a period of 15 years for PDVSA. This agreement was made based on the Master Offtake Agreement which allowed Marubeni and Mitsui to have the sole right to negotiate offtake terms for crude oil and petroleum products. The Loan Agreement and Master Offtake Agreement will contribute to the diversification of crude oil importers. Proceeds from the sale of Venezuelan crude oil will be appropriated to the repayment of the loan.

The VLCC carrying the crude oil will leave the loading port in Venezuela around mid- August, and the cargo will be delivered to Nippon Oil Corporation, Idemitsu Kosan Co., Ltd., and Kyokuto Petroleum Industries Co., Ltd., which is a Mitsui subsidiary company, and others in early October. The crude oil is known as Santa Barbara, a high-quality, light sweet crude oil which consists of high value-added light products, such as gasoline and naphtha. Although Japan imported crude oil from Venezuela during the second oil crisis, this will be the first time for Japan to import petroleum products based on a Master Offtake Agreement.

Venezuela is the world's 8th largest crude oil producer, and PDVSA is a 100% government-owned oil company which produces 2.4 million barrels of crude oil a day. Mitsui and Marubeni will try to offtake crude oil and petroleum products steadily from Venezuela.

Marubeni CORPORATION

News

RECEIVED
2007 OCT 22 P 12:19

Marubeni Completes Acquisition of Mirant's Caribbean Business

Marubeni Corporation
Aug 13, 2007

Marubeni Corporation (Marubeni) has completed the purchase of equity shares of Mirant Caribbean Holdings (MCH) through its wholly owned subsidiary, Marubeni Caribbean Power Holdings, Inc. (MCPH) (Georgia, USA) on August 8th 2007. Marubeni was awarded the holdings in a competitive auction process held by U.S. independent power producer (IPP) Mirant Corporation (Mirant) and signed the definitive sale and purchase agreement with Mirant International Investments on April 18th.

Marubeni now owns controlling interests in two integrated utilities on Grand Bahama Island and Jamaica and a $40 million convertible preferred equity interest in Curaçao's national utility company. It has also acquired share interest in IPPs in Trinidad and Tobago and Curaçao. Total net generating capacity on acquisition is 1,150 megawatts, which includes:

- 55% equity interest in Grand Bahama Power Company on Grand Bahama Island;
- 80% equity interest in Jamaica Public Service Company in Jamaica;
- 39% equity interest in the Power Generation Company of Trinidad and Tobago (PowerGen), an IPP that supplies 80 percent of Trinidad and Tobago's total electricity demand;
- 25.5% equity interest in Curaçao Utilities Company, which supplies electric, steam and water to PdVSA's refinery plant on the island of Curaçao and a preferred share ownership interest in Aqualectra, an integrated water and electric company in Curaçao.

Marubeni's financial advisor in the transaction was Mizuho Corporate Bank. The total purchase price was funded by Marubeni's own equity and debt facilities raised from the group of banks consisting of Mizuho, ING, Calyon, ABN AMRO and National Commercial Bank Jamaica and NCB National Markets Limited. Marubeni is seeking for Japan Bank of International Cooperation (JBIC)'s cooperation for long-term take-out mezzanine finance

Marubeni is actively growing its strong global power sector asset portfolio. This transaction enables Marubeni to expand its IPP and transmission and distribution presence through integrated utilities in the Caribbean region.

Marubeni CORPORATION

News

Transfer of Shares in Uranium Mine Development and Production Company in the Republic of Kazakhstan

Marubeni Corporation
Aug 20, 2007

On August 20, Marubeni Corporation (Marubeni) agreed to transfer to Toshiba Corporation (Toshiba) 22.5% of its 55% interest in a company engaged in the business of uranium mine development and production projects in the Republic of Kazakhstan.

This project entails the development of the Kharassan uranium mine in southern Kazakhstan. Kyzylkum LLP is developing the Kharassan-1 uranium deposit and Baiken-U LLP is developing the Kharassan-2 uranium deposit. Kazakhstan's state-owned nuclear fuel enterprise "Kazatomprom" has invested in both companies. Marubeni, The Tokyo Electric Power Company, Incorporated (TEPCO), Chubu Electric Power Co., Inc. (Chubu) and Tohoku Electric Power Co., Inc. (Tohoku) (hereinafter, the COMPANIES) acquired an indirect ownership interest in Kyzylkum LLP and Baiken-U LLP this year. (The current investment ratio among the COMPANIES is as follows: Marubeni 55%, TEPCO 30%, Chubu 10% and Tohoku 5%.) The project is targeting the start of test production within this year, with a projected ramp to a full annual production of approximately 5,000MTU (combined) by around 2014. The COMPANIES have the right to obtain up to an aggregate annual quantity of 2,000MTU of the uranium concentrate produced from the two deposits.

The COMPANIES' ownership interest in Kyzylkum LLP and Baiken-U LLP is thought to be one step toward the realization of the joint statement between the government of Republic of Kazakhstan and the government of Japan on cooperation for the peaceful uses of nuclear energy, which was signed during the government-private joint mission led by Minister Amari of the Ministry of Economy, Trade and Industry in April this year. Following this joint statement, the COMPANIES and Kazatomprom signed a protocol for strategic cooperation, aiming for the smooth operation of the project and for widespread mutual cooperation in the nuclear power industry.

In the spirit of the intergovernmental joint statement and the protocol for strategic cooperation between the COMPANIES and Kazatomprom, and from the perspective of a stable and long-term project operation, Marubeni decided to transfer 22.5% of its interest in the project to Toshiba. Marubeni will remain as the lead member of the project even after Toshiba's involvement as a new member, and will do its best to realize the smooth operation and long-term stability of the project.

With the opportunity presented by this share transfer agreement, Marubeni will discuss with Toshiba not only its cooperation in the project operation, but also a wide range of other potential collaborations in the nuclear industry.

(Post-closing investment ratio: Marubeni 32.5%, TEPCO 30%, Toshiba 22.5%, Chubu 10% and Tohoku 5%)

Marubeni CORPORATION

News

Marubeni secured the Power Generation Development Right for Coal Fired Steam Power Plant in Cirebon, Indonesia - Promotion of the 1st Large IPP Project in Indonesia after Asian Economic Crisis -

Marubeni Corporation
Aug 20, 2007

Marubeni Corporation ("Marubeni" hereafter) successfully secured the development right to generate and supply electricity to PT. Perusahaan Listrik Negara (Persero) ("PLN" hereafter) from the 660MW power plant to be newly built, owned and operated in Cirebon area in West Java, Republic of Indonesia Power Purchase Agreement ("PPA" hereafter) with PLN for 30 years is to be signed in Indonesia-Japan Business Forum in Jakarta on August 20, 2007 in the presence of Indonesian President Mr. S. B. Yudhoyono and Japanese Prime Minister Mr. S. Abe.

The outline of tender was announced in the 1st Indonesia Infrastructure Summit in 2005, which aimed to promote foreign investment to improve the infrastructure in Indonesia, and the international competitive bidding organized by PLN was executed in April, 2006. Marubeni joined this bid in the form of consortium with three (3) other companies, namely with Korea Midland Power Co., Ltd. ("Komipo" hereafter) of Korea, PT. Tripatra Engineers and Constructors ("Tripatra" hereafter) of Indonesia and Samtan Co., Ltd. ("Samtan" hereafter) of Korea. In addition to the competitive price offered by our group, Marubeni's rich experiences as an international Independent Power Producer ("IPP" hereafter) and the firm relation with PLN established through Marubeni's plenty of supply record of power generating facilities, Komipo's operation achievement as a one of Generation Company in Korea, Tripatra's work experience and business capability as an engineering firm in Indonesia and Samtan's ability as the coal supplier were highly evaluated and led us to be awarded to this project.

Total project cost is about US$750 Mil., which is the 1st large IPP project through international competitive bidding in Indonesia after Asian Economic Crisis. The project company named PT. Cirebon Electric Power ("PT. CEP" hereafter), which is the party to PPA with PLN, was established in April, 2007 and through PT. CEP, electricity will be sold to PLN. Marubeni, Komipo, Tripatra and Samtan own 32.5%, 27.5%, 20% and 20% of PT. CEP's shares respectively. Finance closing is expected within one (1) year and the commercial operation will be achieved by August, 2011. For thirty (30) years after commercial operation, electricity will be supplied to West Java including Jakarta, where serious shortage in electricity supply is anticipated. Approximately 70% of the project cost will be covered by project finance, and assistance from Japan Bank for International Cooperation, The Export-Import Bank of Korea and international commercial lenders is expected. A set of power generating facilities including super critical boiler for coal fire will be supplied by Doosan Heavy Industries and Constrution Co., Ltd. of Korea on a full turn key basis.

Marubeni positions overseas IPP business as its core business and is attempting to pile up its global portfolio to reinforce its solid foundation. Marubeni keeps contributing to the development of power generating sector, which is the basic infrastructure, all over the world.

<Korea Midland Power Co., Ltd.>
Add. : Samseong-dong, Gangnam-gu, Seoul, Korea
Representative : Mr. Chung Jang-Sup

Year of Establishment : 2001

Paid-up Capital : KRW152,950 Mil.

Business : Power Business

<PT. Tripatra Engineers and Constructors>

Add. : West Cilandak, South Jakarta, Indonesia

Representative : Mr. Pandri Prabono

Year of Establishment : 1988

Paid-up Capital : IDR1,200 Mil.

Business : Engineering, Construction and Trading

<Samtan Co., Ltd.>

Add. : Daechi-dong, Kangnam-gu, Seoul, Korea

Representative : Mr. Kang Tae-Whan

Year of Establishment : 1962

Paid-up Capital : KW15,300 Mil.

Business : Coal Supply

<PT. PLN>

Add. : Kebayoran Baru, Jakarta, Indonesia

Representative : Mr. Eddie Widiono

Year of Establishment : 1961

Paid-up Capital : IDR67,637,616 Mil.

Business : National Power Generating Company

<Project Site>



VIETNAM
THAILAND
BRUNEI
MALAYSIA
Borneo
Kalimantan
Medan
Pekanbaru
Sumatra
Palembang
Java Sea
Ujungpandang
JAKARTA
Cirebon
Semarang
Madura
Java
Surabaya
Denpasar
Kupang
Indian Ocean
Sulawesi
(Celebes)
0 200 400 km
0 200 400 mi

Marubeni CORPORATION

News

Marubeni Corporation to Participate in Peru LNG Project

Marubeni Corporation
Aug 29, 2007

Marubeni Corporation ("Marubeni") today announced that it has signed the Sales and Purchase Agreement with SK Energy for the acquisition of 10% interest in the Peru LNG Project. The international project consortium for the project consists of Hunt Oil Company (50%) of the United States, SK Energy (20%) of Korea, Repsol YPF (20%) of Spain and Marubeni Corporation (10%) of Japan.

This project, located on the west coast of Peru in the South America, has geographical advantage to supply competitive LNG products not only to the Latin America market and U.S. West Coast market but also to Asian Far East market as possible alternative destination. Natural gas feedstock will be supplied from Camisea gas field and processed at LNG Plant located at Pampa Melchorita area, south of Peruvian capital Lima.

The Engineering, Procurement and Construction contract for the project was awarded to the Chicago Bridge & Iron Company and single train LNG plant with production capacity of 4.45 million metric tons per year is currently under construction. The LNG supply will commence in 2010 under the sale and purchase agreement with Repsol YPF. The total project cost is estimated at approximately US$ 3.8 billion. Financing for the project is expected to be provided by a variety of sources, including the Inter-American Development Bank, Export-Import Bank of the United States, Export-Import Bank of Korea, SACE and IFC.

This is the third opportunity for Marubeni to take part in the promising LNG projects further than our current participation into Qatari (7.5%) and Equatoguinean (6.5%) LNG projects and Marubeni is the first Japanese company to participate in the LNG projects in the area of the North, Central and South America. Along with the existing projects participated, Marubeni will proactively pursue the opportunities for a new acquisition of LNG projects in order to further enhance our capability of securing natural energy resources.

Marubeni CORPORATION

News

Marubeni Acquires Canadian Trailer Rental and Leasing Company, Train Trailer Rentals, Ltd.

Marubeni America Corporation
Marubeni Corporation
Sep 5, 2007

Marubeni America Corporation ("MAC") announced that is has acquired 100% equity ownership of Train Trailer Rentals, Ltd. ("TTRL"), a Mississauga, Ontario based trailer rental, leasing and service company from TTRL's founders.

TTRL has been the leading choice of Hire Trucking and Private Motor Carrier Industry for dry vans, refrigerated trailers and container chassis in Canada for more than 35 years, resulting from its commitment to supplying the highest quality and most dependable equipment for either short term rentals or long term leases. TTRL's strategically located, full service facilities in Mississauga, Ontario and Calgary, Alberta, enable it to provide high quality maintenance and repairs and fast over-the-counter parts sales to its nationwide customer base.

MAC has a long history of commitment to the leasing industry in North America, and currently owns several leasing companies including a specialty vehicle lessor and a railcar lessor.

With its acquisition of TTRL, MAC has positioned itself to become a leading provider of leasing solutions to the cold supply chain market in Canada as it did in the U.S. with its subsidiary there, PLM Trailer Leasing ("PLM"). PLM is the leading company in reefer operating leasing business in U.S. MAC will enjoy the synergies derived from the increased purchasing power and operational efficiencies between TTRL and PLM as it expands its North American trailer leasing operations.

With its acquisition of TTRL, as well as other recent acquisitions, MAC has strengthened its position as a leasing industry leader.

<Profile of Train Trailer Rentals, Ltd.>
Headquarters: Mississauga, Ontario, Canada
President: Mr. Chris Tolley
Number of Employees: 56
Business: Renting, leasing and servicing freight trailers and container chassis.
Annual Sales: CDN$22 Million

Marubeni CORPORATION

News

RECEIVED
2007 OCT 22 P 12:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Marubeni to join ECX and enter international emission trading

Marubeni Corporation
Sep 21, 2007

Marubeni Corporation ("Marubeni") announced today that they have joined ECX (European Climate Exchange), the world's largest exchange for trading emissions credit, as a first Japanese company.

ECX had launched in April 2005 and its trade volume has increased dramatically in growth. In 2006, 452 million tonnes CO2 of EUA (EU Allowance; emissions credit in EU) was traded with an underlying market value approx. €10 bn, and more than 80 European major companies participate in ECX.

ECX will launch CER (Certified Emission Reduction; emission credit under Kyoto Protocol) contract by the end of September and it will stimulate emission trading in EU as well as in an international degree.

Marubeni has participated in GHG?Green House Gas?emission reduction projects overseas, obtained emissions credit from its projects and has provided these to Japanese clients. Marubeni is empowering its function and organization in procurement/supply of emissions credit so as to take measures against the diversifying needs in the carbon market.

Marubeni also announced that it has joined IETA (International Emissions Trading Association, an NGO dedicated to establish international emission trading market). Marubeni will be actively involved in creating the framework of international emission trading from now onwards.

Marubeni CORPORATION

News

Marubeni acquires the interest in Australian Coal Mines

Marubeni Corporation
Sep 21, 2007

Marubeni today announced that through its wholly owned subsidiary Marubeni Coal Pty. Ltd. (hereinafter called "M-Coal"), it has completed the purchase of 1/3 shares of Queensland Coal Mine Management Pty Ltd (hereinafter called "QCMM") which holds 70% interest in the Jellinbah East Coal Mine and Lake Vermont Coal Mine through the acquisition of Ingatatus Pty Ltd. Marubeni's commercial objective in buying the shares in QCMM (about 40 billion yen which includes the future expenditure for expansion and development) is to increase its interest in the Jellinbah East Coal Mine by 15% to 38.33% and to increase its interest in the Lake Vermont Coal Mine by 10% to 33.33%.

Both coal mines have enormous open cut coal reserves, and are highly competitive in the operating cost and product coal quality. Jellinbah East Coal Mine currently produces PCI coals at approximately 4.0Mtpa for the international steel industry. Lake Vermont Coal Mine is planned to achieve its first railing of product coal in the first quarter of 2009, and will produce coking and PCI coals with low ash and low sulphur at approximately 3.0 to 4.0Mtpa.

Through the acquisition Marubeni will participate in the coal mine management more deeply and aggressively as the major owner of Jellinbah East Coal Mine and Lake Vermont Coal Mine with a view to expanding the production to 10Mtpa or more in the future, which will contribute to the stable coal supply for customers in Asia, South America and other areas.

After the acquisition, Marubeni will have total equity coal production capacity of 6.0Mtpa, and will become one of the top PCI coal trading companies

<Project Sites>


Mackay
Dalrymple Bay
Hay Point
NEWLANDS
Glendon
BURTON
HAIL CREEK
NORTH GOONYELLA
BROADLEA NORTH
RIVERSIDE
SOUTH WALKER CREEK
GOONYELLA
MORANBAH NORTH
COPPABELLA
ISAAC PLAINS
CARBOROUGH DOWNS
Moranbah
MOORVALE
MILLENNIUM
POITREL
PEAK DOWNS
SARAJI
Lake Vermont
Dysart
BLAIR ATHOL
Clermont
NORWICH PARK
Tieri
FOXLEIGH
GERMAN CREEK
GERMAN CREEK EAST
OAKY CREEK
GREGORY
KESTREL
CRINUM
YARRABEE
CURRAGH NORTH
ENSHAM
JELLINBAH
Rockhampton
CURRAGH
Emerald
MINERVA
Blackwater
BLACKWATER
COOK
Gladstone
BARALABA
Baralaba
BOUNDARY HILL
CALLIDE
ROLLESTON
NT
WA
SA
NSW

July 27, 2007

Summary of Consolidated Financial Results

for the 1st Quarter of FY2007

(April 1, 2007 – June 30, 2007)

∗This document is an English translation of a statement written initially in Japanese.
The original in Japanese should be considered the primary version.

Disclaimer Regarding Forward-Looking Statements

This document contains forward-looking statements about the performance of Marubeni and its Group companies, based on management's assumptions in light of current information. The following factors may therefore influence actual results.
These factors include consumer trends in Japan and in major global markets, private capital expenditures, currency fluctuations, notably against the U.S. dollar, material prices, and political turmoil in certain countries and regions.

Marubeni
CORPORATION

(TSE Code: 8002)

July 27, 2007

Summary of Consolidated Financial Statements for 1st Quarter FY2007 (US GAAP basis)

Company name : Marubeni Corporation (URL http://www.marubeni.com) Code Number : 8002
Listed : Tokyo, Osaka, Nagoya
Head Office: Tokyo
Representative : KATSUMATA, Nobuo President and CEO, Member of the Board
Enquiries : (Tokyo) Name HASHIMOTO, Takashi TEL(03)3282-4803
Title General Manager, Media Relations Sec.
Corporate Communications Dept.

1. Consolidated financial results for 1st Quarter FY2007 (April 1, 2007 - June 30, 2007)

(1)Consolidated business results

	Total volume of trading transactions		Operating profit		Income before income taxes	
	(millions of yen)	(%)	(millions of yen)	(%)	(millions of yen)	(%)
1st Quarter FY2007	2,399,610	8.6	43,698	△ 0.2	66,976	13.2
1st Quarter FY2006	2,209,193	12.2	43,786	67.8	59,161	68.0
(Ref.) FY2006	9,554,943	10.0	165,020	15.2	193,815	45.7

	Net income		Earnings per Share	Diluted EPS
	(millions of yen)	(%)	(yen)	(yen)
1st Quarter FY2007	44,138	26.8	25.46	25.46
1st Quarter FY2006	34,822	58.2	21.67	20.17
(Ref.) FY2006	119,349	61.7	72.41	68.85

(2) Consolidated financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity Ratio	Shareholders' equity per share
	(millions of yen)	(millions of yen)	(%)	(yen)
June 30, 2007	4,896,465	788,018	16.1	454.64
June 30, 2006	4,416,067	667,331	15.1	368.30
(Ref.)March 31, 2007	4,873,304	745,454	15.3	430.04

(Note) [1]These financial statements are based on US GAAP.
[2]The results of the 1st Quarter are not audited by independent auditors.
[3] For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice. Total volume of trading transactions is the sum of those in which Marubeni and its consolidated subsidiaries ("the Companies") act as principal and those in which the Companies act as agent.
[4]The ratio represents the changes from the same period of the previous year.

2. Forecast of consolidated financial results for FY2007(April 1,2007-March 31,2008)

Prospects of consolidated financial results for FY2007 is unchanged from that in the announcement on April 27, 2007.

3. Others

① Changes in major consolidated subsidiaries and affiliated companies accounted for by equity method : No changes
② Adoptation of simplified accounting method : No changes
③ Changes in accounting policy : No changes

<Notes to the description about future>

The above prospects are based upon available information and assumption, at the announcement date, about uncertain factors which would influence upon future businesses. Actual results might be influenced by various factors in the future.

<Qualitative Information & Financial Statements etc.>

① Qualitative information concerning the business results(consolidated)

Total volume of trading transactions for the 1st Quarter increased by 8.6% from the same period of the previous year, to 2,399.6 billion yen mainly in Agri-Marine Products, Energy, and Overseas corporate subsidiaries & branches. Operating profit decreased by 0.2% from the same period of the previous year, to 43.7 billion yen, due to an increase in general and administrative expenses and provision for doubtful accounts despite an increase in gross trading profit. Income before taxes increased by 13.2% from the same period of the previous year, to 67.0 billion yen, due to an inprovement in gain (loss) on investment securities and increase in devidends recieved. Net income increased by 26.8% from the same period of the previous year, to 44.1 billion yen, due to an increase of Income before taxes.

② Qualitative information concerning the financial conditions(consolidated)

Total assets was 4,896.5 billion yen, increased by 23.2 billion yen from the end of March 2007, mainly due to a increase in investments.
Net interest bearing debt increased 121.2 billion yen from the end of March 2007, to 1,964.7 billion yen, due to an increse in investments and business fund. Shareholders' equity increased 42.6 billion yen from the end of March 2007, to 788.0 billion yen due to an increase of net income and net unrealized gains (losses) on investment securities.

Marubeni Corporation
Consolidated Balance Sheets

	June 30 2007	March 31 2007	Variance
	Millions of yen		
Assets			
Current assets:			
Cash and cash equivalents	¥ 312,482	¥ 414,952	¥ -102,470
Time deposits	20,417	20,010	407
Investment securities	22,448	26,693	-4,245
Notes and accounts receivable - trade:			
Notes receivable	115,263	107,930	7,333
Accounts receivable	1,033,189	1,032,790	399
Due from affiliated companies	76,816	85,799	-8,983
Allowance for doubtful accounts	-17,601	-16,332	-1,269
Inventories	435,145	420,533	14,612
Advance payments to suppliers	219,567	214,067	5,500
Deferred income taxes	44,681	43,715	966
Prepaid expenses and other current assets	171,491	152,435	19,056
Total current assets	2,433,898	2,502,592	-68,694
Investments and long-term receivables:			
Affiliated companies	566,488	504,501	61,987
Securities and other investments	634,368	603,545	30,823
Notes, loans and accounts receivable - trade	118,501	121,138	-2,637
Allowance for doubtful accounts	-49,423	-51,337	1,914
Property leased to others, at cost, less accumulated	173,286	171,115	2,171
Total investments and long-term receivables	1,443,220	1,348,962	94,258
Net property and equipment	725,134	731,452	-6,318
Prepaid pension cost	21,363	21,642	-279
Deferred income taxes	42,840	53,088	-10,248
Intangible fixed assets	91,490	86,654	4,836
Goodwill	42,883	35,794	7,089
Other assets	95,637	93,120	2,517
Total assets	¥ 4,896,465	¥ 4,873,304	¥ 23,161

(Note 1) These financial statements are not audited by independent auditors.
(Note 2) These financial statements are based on US GAAP.

Marubeni Corporation
Consolidated Balance Sheets (continued)

	June 30 2007	March 31 2007	Variance
	Millions of yen		
Liabilities and shareholders' equity			
Current liabilities:			
Short-term loans	¥ 201,769	¥ 170,423	¥ 31,346
Current portion of long-term debt	126,210	164,485	-38,275
Notes and accounts payable-trade			
Notes and acceptances payable	204,949	210,151	-5,202
Accounts payable	730,950	762,520	-31,570
Due to affiliated companies	46,266	52,288	-6,022
Advance payments received from customers	216,977	204,489	12,488
Income taxes	17,450	17,219	231
Deferred income taxes	5,578	4,632	946
Accrued expenses and other current liabilities	284,034	294,059	-10,025
Total current liabilities	1,834,183	1,880,266	-46,083
Long-term debt, less current portion	2,154,684	2,130,137	24,547
Employees' retirement benefits	11,624	12,075	-451
Deferred income taxes	31,225	29,987	1,238
Minority interests in consolidated subsidiaries	76,731	75,385	1,346
Shareholders' equity:			
Paid-in capital	262,686	262,686	-
Additional paid-in capital	155,906	155,905	1
Retained earnings (losses)	330,881	298,011	32,870
Accumulated other comprehensive loss			
Net unrealized gains (losses) on investment securities	113,954	102,899	11,055
Currency translation adjustments, net of reclassification	-38,931	-39,547	616
Net unrealized losses on derivatives	-8,642	-6,410	-2,232
Minimum pension liability adjustment	-27,262	-27,603	341
Cost of common stock in treasury	-574	-487	-87
Total shareholders' equity	788,018	745,454	42,564
Total liabilities and shareholders' equity	¥ 4,896,465	¥ 4,873,304	¥ 23,161

Marubeni Corporation

Consolidated Statements of Income

	Millions of yen			
	1st Quarter			
	FY2007	FY2006	Variance	Ratio
Revenues:				
Revenues from trading and other activities	**¥ 905,596**	¥ 766,472	¥ 139,124	18.2%
Commissions on services and trading margins	**49,149**	45,961	3,188	6.9%
Total	**954,745**	812,433	142,312	17.5%
Cost of revenues from trading and other activities	**-821,228**	-685,355	-135,873	19.8%
Gross trading profit	**133,517**	127,078	6,439	5.1%
Expenses and other:				
Selling, general and administrative expenses	**-89,641**	-84,548	-5,093	6.0%
Provision for doubtful accounts	**-178**	1,256	-1,434	-
Interest income	**5,952**	6,122	-170	-2.8%
Interest expense	**-16,444**	-12,179	-4,265	35.0%
Dividends received	**7,506**	3,067	4,439	144.7%
Impairment loss on investment securities	**-342**	-146	-196	134.2%
Gain (loss) on sales of investment securities	**8,830**	2,057	6,773	329.3%
Gain (loss) on property and equipment	**425**	-153	578	-
Equity in earnings (losses) of affiliated companies-net	**13,709**	14,061	-352	-2.5%
Other – net	**3,642**	2,546	1,096	43.0%
Total	**-66,541**	-67,917	1,376	-2.0%
Income (loss) from continuing operations before income taxes	**66,976**	59,161	7,815	13.2%
Provision for income taxes	**-21,427**	-22,357	930	-4.2%
Income (loss) from continuing operations	**45,549**	36,804	8,745	23.8%
Minority interests in consolidated subsidiaries	**-1,411**	-1,982	571	-28.8%
Net Income	**¥ 44,138**	¥ 34,822	¥ 9,316	26.8%
Basic earnings per share *(yen)*	**25.46**	21.67	3.79	17.5%
Diluted earnings per share *(yen)*	**25.46**	20.17	5.29	26.2%
Total volume of trading transactions (Based on Japanese accounting practice)	**2,399,610**	2,209,193	190,417	8.6%
Operating profit (Based on Japanese accounting practice)	**43,698**	43,786	-88	-0.2%
Other comprehensive Income(loss):				
Net Income	**44,138**	34,822	9,316	26.8%
Net Unrealized (losses) gains on investment securities	**11,055**	-16,283	27,338	-
Foreign Currency translation adjustments	**616**	-3,856	4,472	-
Net unrealized (losses)gains on derivatives	**-2,232**	-2,320	88	-3.8%
Minimum pension liability adjustment	**341**	-	341	-
Total (Comprehensive income)	**53,918**	**12,363**	41,555	336.1%

(Note 1) These financial statements are not audited by independent auditors.

(Note 2) These financial statements are based on US GAAP. (Revenue is presented in accordance with FASB Emerging Issue Task Force (EITF) 99-19.)

◆ *1st Quarter of FY2007 (April 1, 2007–June 30, 2007)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy	
Total volume of trading transactions	321,593	78,683	218,415	205,309	635,351	
Gross trading profit	18,300	5,740	13,225	7,616	22,486	
Operating profit (loss)	4,035	572	5,144	2,687	15,139	
Equity in earnings (losses) of affiliated companies	2,214	-53	733	-21	35	
Segment net income (loss)	4,321	213	2,923	1,199	9,966	
Segment assets (as of June 30,2007)	576,599	128,795	543,816	200,444	683,180	
	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication	
Total volume of trading transactions	255,218	189,790	46,766	138,210	48,115	
Gross trading profit	4,887	14,740	5,999	5,227	5,905	
Operating profit (loss)	2,427	3,743	1,187	1,342	-220	
Equity in earnings (losses) of affiliated companies	3,143	1,258	1,228	1,091	-146	
Segment net income (loss)	4,467	7,185	2,692	1,879	-256	
Segment assets (as of June 30,2007)	295,156	282,557	429,793	348,710	110,480	
	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	32,198	9,261	248	360,524	-140,071	2,399,610
Gross trading profit	8,003	2,404	248	19,673	-936	133,517
Operating profit (loss)	4,328	-50	-64	1,604	1,824	43,698
Equity in earnings (losses) of affiliated companies	79	310	3,361	478	-1	13,709
Segment net income (loss)	1,830	1,560	3,138	698	2,323	44,138
Segment assets (as of June 30,2007)	264,237	124,467	101,219	468,077	338,935	4,896,465

◆ *1st Quarter of FY2006 (April 1, 2006–June 30, 2006)*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy	
Total volume of trading transactions	252,927	78,390	197,981	191,571	572,191	
Gross trading profit	17,044	5,529	13,218	8,170	20,547	
Operating profit (loss)	3,388	87	5,309	2,675	13,642	
Equity in earnings (losses) of affiliated companies	1,969	-71	-9	-63	80	
Segment net income (loss)	2,698	-20	2,258	1,236	7,102	
Segment assets (as of June 30,2006)	549,217	131,757	538,417	201,728	688,630	
	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication	
Total volume of trading transactions	229,783	141,446	58,404	154,084	49,323	
Gross trading profit	4,708	13,126	5,575	3,691	6,136	
Operating profit (loss)	4,500	2,989	3,672	114	-454	
Equity in earnings (losses) of affiliated companies	3,527	911	1,447	1,153	-147	
Segment net income (loss)	7,155	2,299	2,968	874	-329	
Segment assets (as of June 30,2006)	279,991	310,352	391,009	342,779	116,524	
	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	68,626	9,773	191	301,173	-96,670	2,209,193
Gross trading profit	12,072	2,442	191	16,624	-1,995	127,078
Operating profit (loss)	8,026	458	-286	1,144	-1,478	43,786
Equity in earnings (losses) of affiliated companies	225	220	4,519	357	-57	14,061
Segment net income (loss)	4,523	1,968	3,929	1,339	-3,178	34,822
Segment assets (as of June 30,2006)	265,617	118,501	101,606	413,443	423,733	4,873,304

◆ *Variance*

Millions of yen

	Agri-marine products	Textile	Forest Products & General merchandise	Chemicals	Energy	
Total volume of trading transactions	68,666	293	20,434	13,738	63,160	
Gross trading profit	1,256	211	7	-554	1,939	
Operating profit (loss)	647	485	-165	12	1,497	
Equity in earnings (losses) of affiliated companies	245	18	742	42	-45	
Segment net income (loss)	1,623	233	665	-37	2,864	
Segment assets	27,382	-2,962	5,399	-1,284	-5,450	
	Metals & Mineral Resources	Transportation & Industrial Machinery	Power Projects	Plant, Ship & Infrastructure Projects	Information & Communication	
Total volume of trading transactions	25,435	48,344	-11,638	-15,874	-1,208	
Gross trading profit	179	1,614	424	1,536	-231	
Operating profit (loss)	-2,073	754	-2,485	1,228	234	
Equity in earnings (losses) of affiliated companies	-384	347	-219	-62	1	
Segment net income (loss)	-2,688	4,886	-276	1,005	73	
Segment assets	15,165	-27,795	38,784	5,931	-6,044	
	Development & Construction	Finance Logistics & New Business	Iron & Steel Products	overseas corporate subsidiaries & branches	corporate & elimination etc.	consolidated
Total volume of trading transactions	-36,428	-512	57	59,351	-43,401	190,417
Gross trading profit	-4,069	-38	57	3,049	1,059	6,439
Operating profit (loss)	-3,698	-508	222	460	3,302	-88
Equity in earnings (losses) of affiliated companies	-146	90	-1,158	121	56	-352
Segment net income (loss)	-2,693	-408	-791	-641	5,501	9,316
Segment assets	-1,380	5,966	-387	54,634	-84,798	23,161

(Note 1) Segment information is not audited by independent auditors.

(Note 2) For Japanese investors' convenience, Total volume of trading transactions and Operating profit are shown according to Japanese accounting practice.

(Note 3) Inter-segment transactions are generally priced in accordance with the prevailing market prices.

Marubeni Corporation
Consolidated Companies

1. Number of consolidated companies

		June 30 2007	Established Bought	Liquidated Divestiture	March 31 2007	Variance
Subsidiaries	Domestic	144	3	-1	142	+2
	Overseas	242	7	-8	243	-1
	Total	386	10	-9	385	+1
Affiliated companies	Domestic	49	2	-1	48	+1
	Overseas	129	7	-6	128	+1
	Total	178	9	-7	176	+2
	Domestic	193	5	-2	190	+3
	Overseas	371	14	-14	371	-
	Total	564	19	-16	561	+3

2. Major companies that have been newly included during this term:

Company name	Capital		Marubeni Group's equity portion	Type of business
Yuema International Co., (Caymans) Ltd.	USD	164.4 mil	17.73%	Holding company of a containerboard manufacturer in china (a member of the Long Chen Paper Co., Ltd. Group)
Agrenco Bioenergia Industria e Comercio de Oleos e Biodiesel LTDA.	USD	120.0 mil	33.33%	Production and sales of soi oil, bio-deisel and soymeal
Intragrated Resources Holdings, Inc.	USD	63.1 mil	100.00%	Paper distribution in U.S.A.
Sun Wah (Tianjin) Properties Ltd.	HKD	133.0 mil	30.00%	Joint holdig company with Sun Wah Group for development of realestate in Tianjin, China.

3. Major companies that have been excluded during this term:

Company name	Reasons of exclusion	Marubeni Group's equity portion	Type of business
N.V. NISSAN BELGIUM S.A.	Sold	100.00%	Wholesale and distribution of nissan autmobiles
P.T. UNITEX	Sold	25.23%	Spining, weaving, dyeing, printing and finishing of cotton and cotton fabrics
P.T. ASTRA MULTI FINANCE	Sold	20.00%	Sales and finance of automobiles
Evm Leasing Corporation	Sold	32.50%	Lease of oil production facility to national oil company in Brazil

Profit-making/loss-making consolidated companies

(Unit: billions of yen)

		June 30, 2007			June 30, 2006			Variance		
		Domestic	Overseas	Total	Domestic	Overseas	Total	Domestic	Overseas	Total
Profit-making companies	No. of companies	142	261	403	144	262	406	-2	-1	-3
	Surplus amount	12.0	28.6	40.5	12.6	20.9	33.4	-0.6	7.7	7.1
Loss-making companies	No. of companies	51	110	161	50	98	148	1	12	13
	Deficit amount	-2.0	-1.7	-3.6	-1.4	-2.3	-3.7	-0.6	0.6	0.0
Total	No. of companies	193	371	564	194	360	554	-1	11	10
	Net profit/loss	10.0	26.9	36.9	11.2	18.6	29.8	-1.2	8.3	7.1
Surplus company ratio		73.6%	70.4%	71.5%	74.2%	72.8%	73.3%	-0.6 points	-2.4 points	-1.8 points

(Note) Surplus/Deficit amount is based on equity method

END